As filed with the Securities and Exchange Commission on October 23, 2015
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________________
________________________
FORM 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2015
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from
to
Commission file number: 001 — 31545
HARMONY GOLD MINING COMPANY LIMITED
(Exact name of registrant as specified in its charter)
REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)
RANDFONTEIN OFFICE PARK, CNR WARD AVENUE AND MAIN REEF ROAD,
RANDFONTEIN, SOUTH AFRICA, 1759
(Address of principal executive offices)
Riana Bisschoff, Group Company Secretary
Tel: +27 11 411 6020, riana.bisschoff@harmony.co.za, fax: +27 (0) 11 696 9734,
Randfontein Office Park, CNR Ward Avenue and Main Reef Road, Randfontein, South Africa, 1759
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:
Ordinary shares, with nominal value Rand 50 cents per share*
(Title of Class)
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one ordinary share
(Title of Class)
* Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the last full fiscal year covered by this Annual Report was 436,187,133 ordinary shares, with nominal value of Rand 50 cents per share
_______________________________________________________________________________________________
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES        NO
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934. YES         NO
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934
during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing
requirements for the past 90 days. YES         NO
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the
registrant was required to submit and post such files)**. ; YES         NO
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer        Accelerated filer         Non-accelerated filer         Small reporting company
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
US GAAP
International Financial Reporting Standards as issued
by the International Accounting Standards Board
Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow**:
Item 17
Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES
NO
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities
Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court**.
YES
NO
**Not applicable to the registrant

ANNUAL REPORT 2015
INTEGRATED

OUR VALUES
OUR WEBSITE
In this report we have included references to additional
information on certain sections, either in the report
itself or online.
Go to www.harmony.co.za and click on the investor
tab where you will ﬁnd a more detailed account of the
environmental, socio-economic and governance aspects
of Harmony’s business for FY15.
The QR code link will take you to information
suitable to view on your mobile device.
Download an application for your phone,
take a picture of the code and the relevant
page will open in your browser window.
www.harmony.co.za
SAFETY
No matter the circumstances, safety is our
main priority
ACCOUNTABLE
We are all accountable for delivering on
our commitments
ACHIEVEMENT
Achievement is core to our success
CONNECTED
We are all connected as one team
HONESTY
We uphold honesty in all our
business dealings and communicate
openly with stakeholders
Our values are at the core of all we do – they underpin all
our actions and are built into the design of our business.
WE MEASURE OURSELVES AGAINST THESE IN
EVERYTHING WE DO AND ASK FOR.
Harmony, a gold mining and exploration
company with more than six decades
of experience, has operations in South
Africa –one of the world’s best known
gold mining regions – and in Papua New
Guinea – one of the world’s premier new
gold regions. In FY15, Harmony was the
third largest gold producer in South Africa
and the twelfth largest in the world. At
Harmony, we understand the impact that
our company has on the lives of the people
we employ, the communities that surround
our mines and the environment, as well as
the economic contribution that we make
to the countries in which we operate.
REFERENCE
A full glossary of terms is available on page 222.
Throughout this report, “$” or “dollar” refers to US dollar, unless otherwise stated.
“K” refers to kina, the currency of Papua New Guinea.
“Moz” refers to million ounces.
All production volumes are in metric tonnes (t) unless
speciﬁcally stated as imperial tons.

About this report
2
ABOUT HARMONY
Who Harmony is
4
How we performed
8
Chairman’s letter
10
Chief executive ofﬁcer’s review
14
Financial director’s review
18
Social and ethics committee chairman’s report
22
Our strategy and investment case
25
How we create value
26
Board and management
28
UNDERSTANDING HARMONY
Our business context
38
Managing our risks and opportunities
41
Material issues
50
Stakeholder engagement
52
HARMONY IN ACTION
Safety and health
58
Employees and communities
76
Environmental performance
100
Operational performance
120
Projects and exploration
153
Resources and reserves
159
Mining Charter compliance
168
GOVERNING HARMONY
Corporate governance
172
King III compliance scorecard
182
Remuneration report
190
Audit and risk committee chairman’s report
202
Assurance report
204
Directors’ report
208
Company secretary’s certiﬁcate
209
Global Reporting Initiative index
210
HARMONY IN NUMBERS
ADDITIONAL INFORMATION
Shareholder information
220
Glossary of terms
222
Forward-looking statements
230
Directorate and administration
Inside back cover
CONTENTS
KEY HIGHLIGHTS
Harmony Gold Mining Company Limited Integrated Annual Report 2015 1
REVENUE
R15.4bn
(FY14: R15.7bn)
SAFETY IMPROVED
FIFR: 0.11
(FY14: 0.26 per million hours worked)
SOLID BALANCE SHEET
FUNDING OUR
OWN CAPITAL
MAJOR COPPER-GOLD PROJECT: GOLPU
IN FEASIBILITY
STAGE
ACCOMMODATION
EACH EMPLOYEE
IN HOSTEL HAS
OWN ROOM
Our annual ﬁnancial statements are presented in full
in the Financial Report 2015 which is available at
www.har.co.za/15/download/HAR-FR15.pdf

2  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Our Integrated Annual Report 2015 tells the story of Harmony Gold Mining Company Limited (Harmony) for our 2015 ﬁnancial year (FY15), from 1 July 2014 to 30 June 2015. This report is not limited to this time period and also addresses certain comparative historical information where this is relevant and provides some insight into how we envisage our future.
In this report we aim to show readers what Harmony has done and achieved, what we plan to do and achieve in the future and how we intend to get there. The report reﬂects on our journey in FY15 – we explain our external and internal environments, our strategy and business model, together with our objectives and how we performed against these. For the purpose of integrated reporting, we have deﬁned our readers as the primary providers of ﬁnancial capital – that is shareholders. But, we understand that other stakeholders have a deep and vested interest in our company, and we have tried to address their interests and concerns where it has been possible and appropriate to do so.
Our company is built on the strength of our actions. This report examines the way in which we acted on our strategy in the past year, and the effects this has had on our business, our relationships and our prospects. This report has been compiled through conversations with a number of stakeholders so that it addresses and captures our full story. We have included extensive feedback from stakeholders and have highlighted key actions by Harmony during the year that showcase our commitment to our values and strategy, our integrated thinking and how we are mitigating key risks. The highlighting of noteworthy actions allows us to bring our reporting alive and provides insight into the Harmony story.
A consistent thread throughout this report is the way in which we address our most material risks and issues.
This report covers all of Harmony’s wholly-owned operations in South Africa as well as its joint venture and own exploration activities in
Papua New Guinea. Discontinued operations have been excluded unless otherwise stated. In addition, this report details the environmental, socio-economic and governance aspects of these operations, and Harmony as a whole. A separate notice of annual general meeting with summarised ﬁnancial statements is posted to shareholders and is available on our website.
For the purposes of this report we deﬁne the short, medium and long term as follows:
Short term
– six months to a year
Medium term
– one year to three years
Long term
– longer than three years
In addition to this report, Harmony produces an annual report prepared on a Form 20-F, ﬁled with the United States Securities and Exchange
Commission, in compliance with the listing requirements of the New York Stock Exchange. Copies of this will be available from 23 October
2015, free of charge on the Electronic Data Gathering, Analysis and Retrieval system at www.sec.gov and on our website. In an effort to align the Form 20-F with the Integrated Report, we have included relevant information from the Form 20-F in this report. Any additional information can be found on our website at www.harmony.co.za/investors . This integrated report has been developed in line with the
International Integrated Reporting Council Framework, the Global Reporting Initiative G4 guidelines and the King III Report on Governance for South Africa. The full Global Reporting Initiative index is available on pages 210 to 218.
In addition, our annual ﬁnancial statements, including the summarised consolidated statements, have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board, the SAICA Financial Reporting
Guideline as issued by the Accounting Practice Committee, Financial Pronouncements as issued by the Financial Reporting Standards Council, the South African Companies Act 71 of 2008, as amended (Companies Act) and the JSE Listings Requirements. For ease of reference,
Harmony’s audited annual ﬁnancial statements are available in a separate report, the Financial Report 2015, which is also available online at
www.harmony.co.za/investors/reporting/annual-reports.
Everything we do, from risk assessment and decision making to reporting, is informed by our understanding of how various elements of the business ﬁt together. We have applied this approach to this report as well – it is a fully integrated document that gives insight into both our ﬁnancial and non-ﬁnancial performance. Summarised information on mineral resources and reserves appears on pages 159 to 167, with comprehensive information available in the report entitled Mineral Resources and Mineral Reserves 2015, which is available online at
www.harmony.co.za/investors/reporting/annual-reports. The resource and reserve statements have been compiled in accordance with the
South African Code for Reporting of Exploration Results, Mineral Reserves and Mineral Resources, the Australian Code for Reporting of
Mineral Resources and Mineral Reserves, Industry Guide 7 of the United States’ Securities and Exchange Commission and the JSE Listings
Requirements. This information was gathered, reviewed and conﬁrmed by the relevant competent persons. No restatements were made in the 2015 ﬁnancial year.
At Harmony we acknowledge that this report is made meaningful by ensuring that the information contained in it is accurate and appropriate.
As in previous years, this report has had its most material key performance indicators assured by PricewaterhouseCoopers Inc. A copy of their assurance report is available on page 204 of this report.
FEEDBACK
Our reporting, and the activities that it discusses, can be improved through feedback. As a result, if you have any comments or suggestions on this report, send them to our investor relations team: HarmonyIR@harmony.co.za.
DIRECTORS’ RESPONSIBILITY FOR THE INTEGRATED ANNUAL REPORT 2015
Our board of directors has read and considered this annual report, and signed it off on 23 October 2015.
ABOUT THIS
REPORT

ABOUT
HARMONY
ABOUT HARMONY
Who Harmony is
4
How we performed
8
Chairman’s letter
10
Chief executive ofﬁcer’s review
14
Financial director’s review
18
Social and ethics committee
chairman’s report
22
Our strategy and investment case
25
How we create value
26
Board and management
28
Harmony Gold Mining Company Limited Integrated Annual Report 2015  3

4  Harmony Gold Mining Company Limited Integrated Annual Report 2015
“ HARMONY UNDERSTANDS
THAT LONG-TERM VALUE
IS ABOUT MORE THAN THE
GOLD WE PRODUCE AND
THE PROFITS WE MAKE.”
Harmony, a gold-mining and exploration company, has operations in South
Africa and Papua New Guinea, one of the world’s best-known gold mining regions and one of the world’s premier new gold regions respectively. Harmony, which has more than six decades of experience, was South Africa’s third largest gold producer and the twelfth largest in the world in FY15.
At Harmony, we understand the signiﬁcant impact our company has on the lives of people, on the communities that surround our mines, on the environment, and on the economic well-being of the countries in which we operate.
We measure, we measure up and we deliver.
OUR OPERATIONS AND PROJECTS
In South Africa, our operations are focused on the world-renowned Witwatersrand Basin, as well as the Kraaipan Greenstone Belt.
We operate nine underground mines, one open-pit mine and several surface operations.
Our operations in Papua New Guinea form part of a 50:50 joint venture with Newcrest Mining Limited. These operations include the Hidden Valley open-pit gold and silver mine, the Golpu project in Morobe Province and signiﬁcant exploration tenements. In addition to its joint ventures, Harmony also has a wholly-owned exploration portfolio that focuses on highly prospective areas in
Papua New Guinea.
In FY15, our South African operations accounted for 91% of our total production of 1.08Moz, with the remaining 9% coming from
Papua New Guinea. At the same time, our South African holdings represented 64% of our mineral resource base, while those in
Papua New Guinea represented 36%.
Looking ahead, the Golpu project is expected to be a game-changer for Harmony. This project is among the best gold-copper porphyries in south-east Asia. On 15 December 2014, Harmony’s board approved the updated prefeasibility study for this project and agreed to progress it to feasibility study stage. The updated prefeasibility study entails low development capital cost, targets high grades to maximise free cash ﬂow generation and demonstrates the potential of this world-class ore body.
The updated prefeasibility study supports our view that Golpu is a spectacular ore body with a large copper component and that it is affordable and mineable. Key objectives of the study – to reduce the capital cost of the project and lower operating costs so as to improve returns on capital – have been achieved. For more information refer to page 156 in this report.
Phakisa mine
WHO
HARMONY IS

SOUTH AFRICA
UNDERGROUND
FREE STATE OPERATIONS
•
Bambanani
•
Joel
•
Masimong
•
Phakisa
•
Target 1
•
Tshepong
•
Unisel
WEST RAND OPERATIONS
Doornkop
Kusasalethu
OPEN PIT
Kalgold
SURFACE
•
Phoenix
•
Dumps
PAPUA NEW GUINEA
Hidden Valley*
Golpu project*
Exploration**
*
Morobe Mining Joint Ventures
with Newcrest
** Harmony 100% and within
the joint venture
HARMONY IN FY15
1.08Moz
GOLD PRODUCED
31 114
PEOPLE EMPLOYED
42.6Moz
MINERAL RESERVES
110.3Moz
MINERAL RESOURCES
R15.4 billion
REVENUE
WHERE
WE OPERATE
Harmony Gold Mining Company Limited Integrated Annual Report 2015  5
Northern Cape
Western Cape
Eastern Cape
KwaZulu-Natal
Free State
North West
Mpumalanga
Gauteng
Limpopo
4

6  Harmony Gold Mining Company Limited Integrated Annual Report 2015
OUR PEOPLE
Our company delivers long-term beneﬁts to a broad range of stakeholders. We rely on experienced, skilled teams who live our values and play their role in maintaining stakeholder relationships, growing proﬁts and maintaining a sustainable company.
At the end of FY15, Harmony employed 31 114 people in total – 26 000 employees and 5 012 contractors in South Africa and
75 employees and 27 contractors in Papua New Guinea (excluding employees of the Morobe Mining Joint Ventures). Our employees are drawn from communities around our operations, and from other provinces in South Africa and other southern African countries.
Our corporate ofﬁces are located in Randfontein, South Africa, close to some of our South African operations, while our south-east
Asia ofﬁce is located in Brisbane, Queensland, Australia.
The company is governed by a board of directors which brings together a range of skills and experience and whose members are committed to maintaining the highest levels of corporate governance. In turn, the directors entrust the management of Harmony to skilled management teams which work towards ensuring that the company remains sustainable, towards improving margins and towards increasing the value of our assets in Papua New Guinea. For more on our board and management see page 28.
OUR VALUES AND THEIR ROLE IN CREATING VALUE
Harmony lives its values – safety, being accountable, achievement and being connected and honest. These are the compass points for our actions, ensuring that, in addition to achieving our strategic goals, we seek to make the right decisions and support the members of our teams in doing so. These values are ingrained in our training initiatives and decision-making processes, ensuring that they are at the front of employees’ minds and actions. Our values extend beyond our operations’ gates. They guide our interactions with external stakeholders, from shareholders and the media to local communities and those from which our employees are drawn.
Our hope is that through a commitment to these values, we can build a company with which people want to be associated and which will generate shared value into the future.
As a company, Harmony understands that long-term value is about more than the gold we produce and the proﬁts we make. These are fundamental to our ability to create value in the broadest sense, but our worth is better reﬂected in the impact we have on the lives of people, now and in the future.
WHO HARMONY IS CONTINUED
Masimong underground

Harmony Gold Mining Company Limited Integrated Annual Report 2015  7
OUR SHAREHOLDERS
Harmony is listed on the Johannesburg Stock Exchange and on the New York Stock Exchange. The company’s shares are quoted in the form of American Depositary Receipts on the New York Stock Exchange and as International Depositary Receipts on the
Berlin exchange.
OUR AWARDS
In FY15, Harmony was once again admitted to the Johannesburg Stock Exchange’s Socially Responsible Investment Index, as we have been since inception of that index. Our Integrated Annual Report FY14 received an African Gold Quill Award from the International
Association of Business Communicators for excellence in the communication skills category. The award acknowledged our move away from printed to web-based reporting, an initiative aimed at making our reports more easily accessible to all stakeholders, decreasing our corporate costs and reducing the amount of paper consumed in the printing process.
At the 2015 MINESAFE awards, Harmony’s operations won ﬁve safety awards in the gold sector category:
•  Bambanani mine – ﬁrst place for best year on year improvement for the total injury frequency rate
•  Target 1 mine – ﬁrst place for ‘best in class’ for the total injury frequency rate
•  Tshepong mine – third place for year on year improvement for the total injury frequency rate
•  Joel mine – third place for ‘best in class’ for the total injury frequency rate
•  Tshepong mine – fourth place for ‘best in class’ for the total injury frequency rate
The Kusasalethu proto captains received the MINESAFE proto award for rescuing 442 people from underground in the aftermath of the ﬁre at the mine in February 2015.
Our Merriespruit 3 housing project was ﬁrst runner up for the Govan Mbeki award in 2015. Our Masimong housing development was declared the winner both in the Govan Mbeki National Award for best housing development project in 2013 and in the Govan
Mbeki National Award for the best community residential units project in 2014.
These awards all speak to our on-going commitment to building a sustainable business and we are proud to have been recognised.
Phakisa shaft
ABOUT HARMONY

8  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Relevant Global Reporting Initiative indicators: G4-EC1
FY15
FY14
FY13
FY12
Operating performance
Ore milled
000t
18 063
18 784
18 373
18 154
Gold produced 1
kg
33 513
36 453
35 374
36 273
000oz
1 077
1 172
1 137
1 166
Operating costs
R/kg
369 203
328 931
324 979
275 058
US$/oz
1 003
988
1 146
1 101
All-in sustaining costs
R/kg
458 626
413 433
431 745
357 390
US$/oz
1 246
1 242
1 522
1 431
Underground grade
g/t
4.75
4.77
4.54
4.26
Financial performance
Revenue
R million
15 435
15 682
15 902
15 169
Production costs
R million
12 632
11 888
11 321
9 873
Production proﬁt
R million
2 803
3 794
4 581
5 296
Operating margin
%
18
24
29
35
Net proﬁt/(loss) for the year
R million
(4 536)
(1 270)
(2 349)
2 599
Total headline earnings/(loss) per share
SA cents
(189)
26
52
603
Capital expenditure
R million
2 593
2 528
3 649
3 049
Exploration spend 13, 14
R million
263
458
673
500
Dividend spend
R million
–
–
435
431
Net debt
R million
(2 332)
(1 031)
(449)
(43)
Market performance
Average gold price received 1
R/kg
449 570
432 165
454 725
419 668
US$/oz
1 222
1 299
1 603
1 681
Total market capitalisation
R billion
6.8
13.6
15.6
33.0
US$ billion
0.56
1.3
1.6
4.0
Exchange rate
R/US$
11.45
10.35
8.82
7.77
Reserves
Gold and gold equivalents
Moz
42.6
49.5
51.5
52.9
Geographical distribution of gold reserves
– South Africa
%
52
57
58
58
– Papua New Guinea
%
48
43
42
42
Safety
FIFR – fatal injury frequency rate
per million
hours worked
0.11
0.26
0.10
0.11
LTIFR – lost-time injury frequency rate
per million
hours worked
9.24 8
7.54 7
5.46 7
6.86 7
TIA – total injury and accidents
number of
incidents
1 210 8
953
912
1 167
Health (South Africa)
– Shifts lost due to occupational illness
and injury
24 514
25 338
20 236
23 497
– Noise-induced hearing loss (NIHL) compensated
cases
71
57
52
101
– Silicosis cases certiﬁed 4
197 8
175 7
185 7
872
HOW WE
PERFORMED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  9
FY15
FY14
FY13
FY12
People
Total number of employees and contractors2
31 114
34 746
36 579
36 915
South Africa: employees
26 000
28 991
30 867
31 566
South Africa: contractors
5 012
5 695
5 557
5 349
Papua New Guinea: employees 2
75
59
101
102
Papua New Guinea: contractors 2
27
1
54
106
Morobe Mining Joint Venture employees (100%)
1 390
1 534
1 628
1 798
Morobe Mining Joint Venture contractors (100%)
933
972
2 977
2 499
Employment equity
(historically disadvantaged South Africans in management) 6
%
588
467
467
447
Number of people in single rooms 5
7 4368
1 6787
1 1027
5557
Number of people sharing
08
6 8417
8 6297
10 2377
Number of people in critical-skill positions trained 12
698
567
1247
747
Community – group local economic development 11
R million
63.58
77.17
87.5
61.6
Meaningful economic participation 9
%
28
28
28
28
Total discretionary spend
R million
5 565
5 595
5 956
5 329
Preferential procurement (BEE) spend
R million
3 8498
3 4427
2 4597
2 1387
Preferential procurement spend %
%
69
62
41
40
Environment
Mineral waste (volume disposed)
000t
24 6598
33 4987
32 8077
20 2527
Total electricity use
000MWh
2 6578
2 7987
2 7047
3 0587
CO2
emissions
– Scope 1
000t CO2e
678
757
94
10
– Scope 2
000t CO2e
2 6868
2 7457
2 648
3 047
– Scope 3
000t CO2e
6868
6617
617
10
Water used for primary activities 3
000m3
14 6148
16 4957
18 5567
32 9797
Funding/guarantees for rehabilitation
and closure
R million
2 444
2 200
2 330
2 386
1
Zero gold production capitalised in FY15, FY14 and FY13 (FY12: 36kg/1 157oz)
2
Excluding employees from the Morobe Mining Joint Ventures
3
Deﬁnition changed for FY13 to exclude ﬁssure water from the reported ﬁgure
4
The number of cases of pure silicosis conﬁrmed by the South Africa’s Medical Bureau of Occupational Diseases in FY13, FY14 and FY15. Previously we
assured silicosis cases submitted to the Medical Bureau of Occupational Diseases
5
The number of single rooms only represent hostels which are 100% converted. At the end of FY15, all employees living in hostels were living in single rooms. In FY14, the total number of single rooms (including single rooms in incomplete hostels) was 5 027 (FY13: 3 214) (FY12: 1 757)
6
The increase in compliance indicators is due to alignment of Harmony’s reporting with the Department of Labour’s classiﬁcation guidelines – (EEA9). For previous years, indicators were based on Patterson grade D-F only whereas C band employees are now classiﬁed as Junior Management and have been included in the 2015 employment equity percentage
7
Assured by independent auditors in prior years – refer to www.harmony.co.za/investors/reporting/annual-reports
8
Assured by independent auditors in the current year. Please refer to the Assurance Report on page 204 and Glossary of Terms for deﬁnitions applied on

9
Percentage of production attributed to interests held by historically disadvantaged South Africans
10
Not previously reported
11
In addition, capital of R89 million was spent in FY15 on the upgrading of hostel accommodation at various operations (FY14: R106 million)
12
We invested R1 million in FY15 (FY14: R1.2million) to train people in critical-skill positions
13
As per income statement
14
Total exploration spend including capitalised amounts are R385 million (FY15), R470 million (FY14), R1.2 billion (FY13) and R811 million (FY12)
ABOUT HARMONY

10  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Dear Shareholder
During the past ﬁnancial year the gold mining industry in South Africa and globally experienced a progressively weakening gold price and rising operating costs. Harmony responded to the lower gold price and higher costs, by restructuring and rationalising its asset portfolio, cutting costs, improving labour productivity, increasing the overall mining grade and focusing on mining only safe and proﬁtable ounces.
Our company is well-positioned to beneﬁt from higher gold prices and increased gold production. The gold mining industry, globally, responded to lower dollar gold prices in much the same way as it did in the preceding year. Shafts have been closed, capital spending has been deferred and management overhead costs have been reduced.
While gold’s average dollar price dropped by 6% to $1 222/oz from the previous year’s
$1 299/oz, the weakness of the rand against the dollar meant that in South African currency terms the average gold price received increased by 4% to R449 570/kg.
SAFETY
The safety and health of everyone in Harmony is our primary concern. Our efforts to address and consistently improve our safety standards are on-going. The preparedness and quality of our safety measures was shown on 22 February 2015 when an underground ﬁre broke out at Kusasalethu mine and all employees working underground at the time were brought to surface safely, with no-one suffering harm or injuries. The Minister of Mineral Resources at the time, Ngoako Ramatlhodi, and the Chamber of Mines both commended the rescue teams. Some of the rescuers who assisted us came from across the industry, displaying the spirit of comradeship that characterises the South African mining industry.
One of the most positive developments is that there were no fatalities at our South
African operations during the second quarter. Our safety record for the year as a whole in terms of fatalities was the best that the South African operations have recorded in more than a decade. Regrettably nine of our colleagues lost their lives in accidents during the year. We remain committed to zero fatalities at all our operations. I send my personal condolences and those of the entire Harmony to the families, friends and work colleagues of the nine who so tragically lost their lives at our operations.
Our aim is to eliminate all work-related injuries and illnesses. All our operations are guided by our occupational health and safety policy, which is based on leading safety practices. This policy was formulated with the cooperation and active participation of management, unions and the Government.
In our drive to continually improve our safety performance, each operation is monitored monthly through a formal review system. Safety is a key performance indicator and a key component of performance reward for the vast majority of our people.
OPERATIONAL PERFORMANCE
Harmony’s strategy of developing and operating higher grade, proﬁtable mines resulted in the average underground recovery grades increasing in the past couple of years and remaining steady in FY15. Planned recovered grade for FY16 is 5g/t – see the graph on page 11.
“

...WE CAN MAKE A
LASTING CONTRIBUTION
TO THE ECONOMIC AND
SOCIAL DEVELOPMENT
OF ALL STAKEHOLDERS IN
THE COUNTRIES WHERE
WE OPERATE ”
Patrice Motsepe
Chairman
CHAIRMAN’S
LETTER

Harmony Gold Mining Company Limited Integrated Annual Report 2015  11
Tightening margins, due to weak gold prices and rising costs have led to adjustments at our operations. To protect Harmony from the sliding gold price, we restructured some of our mines, right-sized employee numbers and mined only safe and proﬁtable high-
grade ounces. Target 3 was closed and Kusasalethu, Masimong, Doornkop and Hidden Valley were restructured. Our large capital investment in Kusasalethu has positioned us to mine the higher grade ore body and increase proﬁtability.
The strategies and interventions by management to restructure and optimise our operations will position Harmony for a more proﬁtable future. The beneﬁts of this restructuring and optimisation will improve productivity, margins and proﬁtability, even in these challenging times. In addition, cost management and cash generation will continue to be our primary focus in the year ahead.
Further details on the company’s ﬁnancial performance are provided in the Financial Director’s Review on page 18 and on its operational performance in the section entitled Operational Performance on page 120.
PAPUA NEW GUINEA
We continue to gain invaluable knowledge of Papua New Guinea’s people, business, social structure and its exciting and valuable geology. Currently, Harmony’s principal objective is to develop the Golpu copper-gold deposit into a producing mine. The results of the updated prefeasibility support our view that this deposit will create signiﬁcant value for our shareholders and beneﬁt all stakeholders.
Given the subdued market, the updated prefeasibility was based on a reduced capital requirement and lower operating costs. This resulted in an improved rate of return. The updated prefeasibility study covers the ﬁrst stage (stage 1) of Golpu’s development. Stage
1 of the Golpu development, targets the upper higher value portion of the ore body. Work will continue on optimising a second stage mine development (stage 2), which will encompass the rest of the ore reserves. The early stages of the Golpu project will be funded internally. Initial indications are that ﬁrst production would be in 2020 with full production of 500 000 equivalent gold ounces expected from 2024 to 2029.
The two proposed block caves in stage 1 are designed to access approximately 30% of the tonnes which contain approximately 40%
of the metal (gold and copper) of the Golpu reserve. The mining and processing infrastructure would then be utilised to exploit the remaining 70% of the tonnes which contain about 60% of the contained metal (gold and copper) of the Golpu reserve.
Harmony will fund the ﬁrst three years from operating cash ﬂows and from FY18 onwards, debt ﬁnancing will also be considered.
From FY21 stage 1 will be cash ﬂow positive after capital expenditure. At ﬁnancial year-end, the Golpu team was in the process of negotiating a pre-mine development agreement – a precursor to commencing with advanced exploration and feasibility support activities – with the Papua New Guinean government. Discussions post year-end have progressed well with a ﬁnal draft of the proposed agreement circulated to the cabinet of Papua New Guinea for consideration.
ABOUT HARMONY
Underground recovered grade (g/t)
3.8
4.0
4.2
4.4
4.6
4.8
5.0
5.2
FY12
FY13
FY14
FY15
FY16 (forecast)
4.26
4.54
4.77
4.75
5.00

12  Harmony Gold Mining Company Limited Integrated Annual Report 2015
During March 2015, we intersected a highly signiﬁcant zone of copper-gold mineralisation at the Kili Teke exploration prospect which is located west of Golpu, in the Hela Province of the Papua New Guinean Highlands on one of our exclusively owned exploration licence areas. The Kili Teke exploration prospect has the potential to develop into a major copper-gold deposit similar to Golpu.
SOUTH AFRICA
Since June 2015, Harmony and other major South African gold companies have been engaged in wage negotiations with the different worker representative organisations. During October 2015, Harmony concluded a three-year wage agreement with the
National Union of Mineworkers, Solidarity and United Association of South Africa, which was extended to the entire workforce in the bargaining unit, as these unions represent the majority of our workforce.
The Tlhakanelo Employee Share Ownership Plan gives all the non-managerial employees of Harmony an opportunity to beneﬁt as shareholders in Harmony’s gains. The Tlhakanelo Share Ownership Plan has realised R44 million for the Harmony employees in the
ﬁnancial year under review.
At year-end, Harmony and its industry counterparts were awaiting conﬁrmation from the Department of Mineral Resources that both it and they had achieved the end-2014 empowerment targets set by the Mining Charter.
The differences in interpretation relating to the “once empowered, always empowered” principle should be resolved in a manner that will ensure the long term global competitiveness and attractiveness of the South African mining industry.
Harmony continues to be committed to running its mines and operations for the beneﬁt of its shareholders, workers, communities neighbouring its operations and all other stakeholders.
PARTNERING WITH OUR STAKEHOLDERS
At Harmony we realise that, along with others in the mining sector, we can make a lasting contribution to the economic and social development of all stakeholders in the countries where we operate.
Our capacity to beneﬁt all stakeholders is dependent and inﬂuenced by our long-term sustainability and proﬁtability.
Our ability to develop and beneﬁt all our stakeholders is inﬂuenced by and requires the cooperation and partnership of our employees, neighbouring communities and local and national Government.
One of our important objectives is to help our employees to acquire affordable housing in places where our people wish to live and where social and infrastructural facilities are readily available. Our programme of converting the former multi-occupancy hostels to provide private, married or single accommodation is largely complete and offers accommodation to those employees who choose to reside on mine properties. The workers who prefer to live elsewhere are paid a monthly living-out allowance that stood at R2 000 at the ﬁnancial year-end.
CHAIRMAN’S LETTER CONTINUED
Doornkop plant

Harmony Gold Mining Company Limited Integrated Annual Report 2015  13
We continue to work in partnership with the Department of Human Settlements to convert old hostels to family units. The Masimong
3 housing project has been completed while the conversion at Merriespruit is in progress. Additional housing and accommodation conversions are being investigated. Also noteworthy is that by December 2014, we had met our target in the hostels of one person per room.
Our approach to interacting with employees and Harmony’s communities is based on direct, open and clear communication from which we can learn and understand their aspirations and needs. The full details are described elsewhere in this report, and we combine direct communication with indirect interaction through our employees’ representative unions. This is particularly so on a day-to-day basis between mine managers and shaft stewards on issues that are speciﬁc to each mine.
CARING FOR THE ENVIRONMENT
The protection and conservation of the environment is an integral part of Harmony’s culture and way of doing business. We comply in all respects with our obligations to protect and rehabilitate our mining footprints both during and after the end of mining.
South Africa’s National Development Plan supports the development of environmentally sustainable renewable energy initiatives that contribute to the creation of jobs. To this end, in FY14, Harmony commissioned its bio-energy project which is designed to reduce our carbon footprint, rehabilitate our land and create approximately 200 jobs for women and youth from our host communities at full production. Bio-fuel energy will be produced in the form of natural gas from bio-mass grown on our mine properties in the Free
State. First gas from this project is scheduled to be produced in April 2016.
THE GOLD MARKET
We at Harmony remain conﬁdent in gold’s longer-term prospects. At the ﬁnancial year-end, spot gold was trading in London at
$1 173/oz, almost 12% down on the $1 327/oz at which it opened the year. It is more prudent to adopt a conservative approach and to expect a weaker gold price over the short to medium term period. While demand in the traditional market of India and China remains strong, speculative demand by investors in the mature Western economies remains vulnerable to when the United States
Federal Reserve will raise interest rates.
In anticipation of higher interest rates in the United States, investors have been liquidating their positions in the gold exchange traded funds. Investment sentiment is also coloured by the fact that low inﬂation rates appear to be here to stay, at least for several years. This may tarnish gold’s attraction as a safe-haven hedge.
In contrast, demand for gold to be held as a reserve by central banks has not waned. The central banks of China, Russia and others have been adding to their gold holdings for various reasons that often have more to do with domestic than with global economic issues. At the same time, ofﬁcial holdings by the world’s mature economies have stopped declining.
As the dollar has strengthened against other currencies, helped in part by the prospect of higher interest rates in the United States, the metal’s price in other currencies has actually increased. This is particularly so in South Africa where most of our operating costs are incurred in the local currency. This affords Harmony considerable ﬂexibility in its operational planning and adds to our conﬁdence in the metal which underpins our business.
THANKS
It gives me great pleasure to acknowledge and to express my gratitude to the directors of Harmony, our management team, employees and all our other stakeholders who contribute to making Harmony the ﬁne company that it is.
I would also like to express my personal gratitude to Graham Briggs who will be retiring as our CEO when a suitable successor is appointed. Graham did a good job as our CEO and will assist with the exciting work in Papua New Guinea.
Harmony is currently facing and dealing with several challenges but I remain conﬁdent about its proﬁtability and competitiveness.
Patrice Motsepe
Chairman
23 October 2015
ABOUT HARMONY

14  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Our strategy remains unchanged: a company that creates value by increasing its margins and generating the cash necessary to develop Golpu in Papua New Guinea – ensuring positive shareholder return in the long term. We have restructured underperforming operations, cut corporate costs, curtailed capital expenditure and reduced our employee numbers. We are now well-positioned to continue to produce safe, proﬁtable ounces.
SAFETY AND HEALTH
I am pleased to report a signiﬁcant improvement in our safety performance with
Harmony recording its ﬁrst ever fatality-free quarter for the South African operations in the second quarter of FY15. Harmony’s safety performance in terms of all parameters measured improved over the year. However, we are not content with our performance, as nine lives were tragically lost at our mines during the year under review.
The colleagues we mourn are Mhanjelwa Cebani, a rockdrill operator at Doornkop,
Mosoeu Ntsutheleng, a team leader at Kusasalethu, and Mariselunes Thibello, a rock drill operator at Bambanani, who were involved in fatal falls of ground: Mmaneo Florisa
Muso from Tshepong, Michael Chobeng from Masimong and Maxwell Wari from
Hidden Valley who were involved in transport accidents; Bernardo Ernesto Cuambe, an engineering assistant at Unisel, who was involved in a headgear accident; and security ofﬁcers, Sello Jacob Bobejaan and Thapelo Andries Mofokeng who succumbed to gas and smoke inhalation from a self-made heating device inside their security cubicle at the Brand 1 ventilation shaft. To their families, their friends and their colleagues, I send our most sincere condolences.
We continue to strengthen our resolve to make our mines accident free. Following each incident in which an injury – whether fatal or not – occurs, an incident report detailing “lessons learnt” is circulated to all operations to enable them to scrutinise their own systems and procedures. This enables them to pro-actively identify potential shortcomings and to take remedial action where necessary to prevent a recurrence of any such incident.
To achieve zero harm, visible felt leadership is enforced at all levels. This is based on our commitment to safety as a priority that is embedded in our organisational culture.
Initiatives implemented at the operations encourage safer behaviour throughout the company. Emphasis on health and safety campaigns has been reinforced, via communication initiatives and regular visits underground by senior management. The focus of these visits was training and coaching.
In terms of the delivery of health services, Harmony has moved away from the historic mine-hospital approach that was curative in nature to one that is more pro-active and focused on prevention. This approach entails providing decentralised primary healthcare-based services, called health hubs, as close as possible to where people are – that is at the operations. This health hub concept has been rolled out to the entire group and has delivered signiﬁcant beneﬁts, including decreased absenteeism, hospitalisation and medical mortality.
At an industry level in South Africa, we participate in an industry working group to address issues relating to compensation and medical care for occupational lung disease. The gold mining companies involved in the working group have engaged with all stakeholders to co-operate in the design and implementation of a comprehensive
“
EACH OPERATION HAS
BEEN POSITIONED TO BE
PROFITABLE. OUR PLANS
ARE REALISTIC AND CAN
BE ACHIEVED”
Graham Briggs
Chief executive ofﬁcer
CHIEF EXECUTIVE OFFICER’S
REVIEW
THE MAJOR ISSUES OF FY15 AND BEYOND

Harmony Gold Mining Company Limited Integrated Annual Report 2015  15
solution that is fair to past, present and future employees, and one that is also sustainable for the sector. Harmony has been working for many years to eliminate the incidence of occupational lung disease. Various measures have been implemented to improve the management of dust underground – and these efforts continue.
RESTRUCTURING FOR SUSTAINABILITY AND PROFITABILITY
Among the challenges with which Harmony has had to contend has been that of sustaining operations – particularly those of mines that have fallen into losses, squeezed between accelerating costs and falling gold prices. Losses at two of our mines – Kusasalethu and Doornkop – have combined to pull Harmony’s overall performance down.
Restructuring at Kusasalethu will contribute to restoring the mine’s proﬁts. We have closed the older, lower grade mine and are now mining in the higher grade, new areas. Doornkop, which operated at a loss in each of the past year’s four quarters, presented and continues to present a signiﬁcant challenge. Following several meetings with organised labour, Harmony and the unions have agreed to a new, revised operational plan for Doornkop that will return the mine to proﬁtability, thus saving a signiﬁcant number of jobs. The outcome of the Doornkop discussions is testimony to what can be achieved when all parties engage with the same aim in mind – to ﬁnd a sustainable solution to ensure the mine’s viability and at the same time securing the majority of jobs.
At Masimong, with its marginal grades, the mine has been restructured for proﬁtability by reducing development rates and concentrating on higher-grade areas. This strategy will reduce the mine’s remaining operational life expectancy to about two years and, while this is short, they are expected to be two proﬁtable years.
At the Hidden Valley mine we have reduced the waste stripping to increase our proﬁtability. Due to the lower metal prices we revised
Hidden Valley’s life of mine plan and focused on further cost savings. Post year-end, on 18 July 2015, a road accident occurred at
Hidden Valley, fatally injuring one employee. The mine was closed for several weeks while intensive safety audits were conducted.
This is likely to impact the production of the ﬁrst quarter of FY16.
STAKEHOLDER RELATIONS
Stakeholder engagement is vital – in both South Africa and Papua New Guinea. In South Africa, several meetings were held during the year with various government ofﬁcials to address issues of mutual interest, to inﬂuence legislation and to guide policy development. This included on-going meetings with the former Minister of Mineral Resources, Advocate Ngoako Ramatlhodi, to
discuss gold industry and company issues.
We continue to participate in stakeholder and community forums that seek to address the challenges that the gold industry faces –
whether with community members, our own employees, government or the Chamber of Mines.
In Papua New Guinea, our teams continue to engage with landowners in a constructive and professional manner. Government acknowledges the signiﬁcant contribution from mining companies in the country and I ﬁnd it encouraging that they are always willing to meet with management.
SOUTH AFRICA’S GOLD INDUSTRY
The South African gold sector – although viewed by critics as having reached a mature stage – continues to deliver a large fraction of the country’s export earnings and employment opportunities.
Harmony brings a number of skills to the mining of narrow, deep-level and low-grade reefs, which will serve the industry well for some decades to come. That being said, the industry’s future success and sustainability will depend on a great degree of cooperation and dedication across each mine as well as on government creating an economic environment that is conducive to proﬁtable mining.
POWER IN SOUTH AFRICA
The electricity grid in South Africa has been under pressure since November 2014 and the national power supplier, Eskom, has announced that load shedding will continue in the medium term. Our primary concern is that load shedding can impact production and the safety of workers underground during a power outage. Various initiatives have been implemented to ensure that our employees remain safe, that production continues and that energy is managed efﬁciently. These initiatives range from optimising and managing our electricity consumption, especially during peak times, the installation of modern efﬁcient equipment, the potential inclusion of renewable energy as a power source and co-generation as well as own generation. For more on this, see the
Environmental Performance section on page 100.
ABOUT HARMONY

16  Harmony Gold Mining Company Limited Integrated Annual Report 2015
SOUTH AFRICA’S CHANGING LABOUR ENVIRONMENT
At Harmony, we live our ﬁve values – safety, accountability, achievement, being connected and honesty. Our pro-active communication campaign focuses on keeping our employees informed about the state of the mine they work at as well as about the health of
Harmony. We engage with all unions – whether formally recognised or not – and considerable emphasis has been given to direct engagement with employees and unions over the past two years. A particular emphasis during the year was on fostering an understanding of the economic circumstances of the sector as a whole and of Harmony’s mines speciﬁcally.
During FY15, operational restructuring involving a reduction in employee numbers was undertaken at Masimong, Doornkop and
Kusasalethu in South Africa. The Ernest Oppenheimer hospital and Target 3 mine in the Free State were closed. Mitigating alternatives to retrenchment were implemented, including transfers to other operations, voluntary separation, early retirement and re-skilling.
Year-on-year, the total number of employees (including contractors) in South African fell by 11% to 31 012 in FY15.
South Africa’s gold mining sector entered into biennial wage talks in June 2015. The manner in which negotiations had previously been managed was something of the past, as mining companies sought to move away from the previous positional approach to negotiations – with both sides setting out initial demands and offers and then moving towards a happy medium. Harmony and the other participating gold-mining companies sought rather to explain the industry’s current difﬁculties and challenges so that talks could start with both sides knowing each other’s position.
High wage increases and industrial action will result in the downscaling of operations and the closure of vulnerable mines. Job losses would be inevitable. As much as we at Harmony wish to sustain employee numbers, it is simply not possible if the very sustainability of our company is to be undermined. Mines and shafts will close as their resources are exhausted or become unviable, and that will mean fewer job opportunities. This is a situation that is faced not only by Harmony, but by the rest of South Africa’s gold mining sector. Slowing, halting or lessening the process of job losses can only be achieved through honest co-operation between employers and employees.
We have reached a three-year wage agreement with the National Union of Mineworkers, United Association of South Africa and
Solidarity, effective from 1 July 2015. Increases range from 6% for miners, artisans and ofﬁcials to 10.4% for category 4 employees.
Although it has been a protracted negotiation process, I believe that we have achieved what we set out to do – reaching an agreement which ensures that we remain sustainable as a company and as an industry, and at the same time limiting job losses.
MINING CHARTER AND SOCIAL RESPONSIBILITY
As calendar year 2014 came to an end, we were conﬁdent that we had achieved all of the empowerment targets. We believe that our performance in terms of each of the nine pillars of the Mining Charter illustrates that we have done more than just comply.
The former Minister of Mineral Resources, Advocate Ngoako Ramatlhodi, announced the department’s assessment of the mining industry’s compliance with the Mining Charter during May 2015. Harmony acknowledges the Department of Mineral Resources’
account of the mining industry’s successes in achieving these targets and that it recognised the role of the mining industry as a driver of growth and development in South Africa.
The Department of Mineral Resources disagreed with the mining industry’s overall claims of compliance, particularly that of “once empowered, always empowered”. It was then agreed that the mining companies and the department should together approach the court for clariﬁcation. The Chamber of Mines – on behalf of the mining industry – ﬁled its application with the High Court on 4 June 2015.
Harmony will continue its journey to bolster its future in South Africa by proactively participating in transforming the South
African mining industry. We are committed to identifying opportunities to facilitate ownership by historically disadvantaged
South Africans, to transforming our workforce, to investing in developing South Africans and to creating opportunities for small business entrepreneurs. Our achievements in respect of the Mining Charter are reported more fully elsewhere in this Integrated
Annual Report 2015.
PAPUA NEW GUINEA
Turning the Golpu deposit in Papua New Guinea into a producing mine with our joint venture partner is Harmony’s principal growth project. Completion of the updated prefeasibility study in December 2014 was a major project milestone. The study was based on a vertically dipping ore body containing a resource of 20.2Moz of gold and 9.4Mt of copper. While a feasibility study has still to be completed, indications are that this world-class deposit could be worked from two block caves with ﬁrst production in 2020 and
CHIEF EXECUTIVE OFFICER’S REVIEW CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  17
full production of 6Mt attained in 2024. Attributable annual production for Harmony will be signiﬁcant and is estimated to average
500 000 gold equivalent ounces annually from 2024 to 2029. On this basis, the mine would have an initial estimated life of some
27 years, though the deposit remains open ended and may offer further scope for development.
Results of the updated prefeasibility study support our view that Golpu is a spectacular ore body with a large copper component.
It is affordable and mineable. Key objectives of the study were to reduce the capital required for the project, lower operating costs and improve the rate of return.
The initial stages of the project will be funded from internal cash ﬂows. Other funding options will be considered for later stages of the project. Given the current volatility in the gold price, we are focused – more than ever – on cost control and cash generation at existing operations to fund Golpu.
Elsewhere in Papua New Guinea, Harmony’s exploration targets are centred on highly prospective areas where ﬁeld work and surface sampling have delivered sound indications of copper and gold.
REPLACING OUNCES
As our current resources are ﬁnite, it is vital to have a project pipeline to replace reserves mined. During March 2015, a highly signiﬁcant zone of copper-gold mineralisation was intersected at the Kili Teke exploration prospect, on one of our exclusively owned exploration licence areas in Papua New Guinea.
Initial diamond drill testing of the Kili Teke prospect is currently underway. Assays received from the ﬁrst four holes have all returned broad porphyry-style copper-gold intercepts with mineralisation extending to surface. The mineralisation contains higher grade intervals of copper-gold mineralisation up to 202m @ 0.74% copper and 0.57g/t gold. At this stage, the mineralisation remains open through the drill pattern over 500m, and at depth.
In an environment where very little is being spent on exploration and with the paucity of new major copper and gold discoveries, the results from this grassroots prospect are very encouraging. As the extent of the surface copper-gold geochemical footprint is yet to be tested, there is potential to develop this ﬁnd into a major copper-gold deposit similar to Golpu, Ok Tedi or Frieda River which have resource cut-off grades of around 0.2% copper. New discoveries are one of the best avenues to create shareholder value.
OUTLOOK FOR FY16
Our operational aims in FY16 will be to contain costs and remain South Africa’s lowest-cost producer when measured in rands per tonne mined and ensure that every operation is proﬁtable.
In contrast to South Africa where our mines are all mature operations, we are in the process of developing a greenﬁelds project in
Papua New Guinea. The feasibility study on stage 1 and the prefeasibility on stage 2 are due to be completed in December 2015.
This, together with the completion of a pre-development agreement with the Papua New Guinean government, will add more certainty to the development of a mine at Golpu. Our exploration programme has enjoyed, and continues to enjoy, considerable success in locating copper-gold mineralisation and we shall continue this activity methodically.
I continue to believe in the future of Harmony. Each operation has been positioned to be proﬁtable. Our plans are realistic and can be achieved.
RECOGNITION
During July 2015, I indicated to the board that I wish to retire from my role as chief executive ofﬁcer and director of the board. Thank you to everyone who has contributed to making Harmony what it is. I am grateful for the support and guidance of our chairman,
Patrice Motsepe, of my board colleagues and management team, and of the many people who work on our mines and in our exploration teams.
Graham Briggs
Chief Executive Ofﬁcer
23 October 2015
ABOUT HARMONY

18  Harmony Gold Mining Company Limited Integrated Annual Report 2015
PERFORMANCE OVERVIEW FOR FY15
During the ﬁnancial year under review, Harmony restructured its high-cost operations to optimise proﬁtability. In particular:
•
Target 3 was placed on care and maintenance at the end of the ﬁrst quarter of FY15
•
We embarked on a life-of-mine optimisation process at the South African operations to ensure a greater focus on proﬁtability and the mining of higher grade areas. This process resulted in the restructuring of Kusasalethu, where the old mine levels were closed and a Section 189A process was completed in the third quarter of FY15
•
Doornkop’s life-of-mine plan was shortened and focused on higher grade areas
•
Restructuring at Hidden Valley resulted in a revised mine plan to reduce costs that placed greater emphasis on operational improvements
•
Masimong restructuring involved reducing development rates and a greater focus on mining higher-grade areas
The 8% decrease in production recorded for the year was mainly due to stoppages at Kusasalethu, the suspension of mining at Target 3 when it was placed on care and maintenance at the end of September 2014, and a decrease in production at Hidden Valley.
The average underground grade remained stable in FY15. The Harmony group’s revised business plans for FY16 resulted in an impairment of R2.1 billion (US$174 million) for the
Hidden Valley operation following the reduction in the life of mine. Other impairments include R1.0 billion (US$85 million) following the restructuring and downsizing at Doornkop that was aimed at establishing a smaller but more proﬁtable mine.
Harmony maintained a solid balance sheet. The strong cash ﬂows generated from operations enabled Harmony to fund the majority of its own capital expenditure despite operational and market challenges experienced during the year.
KEY DRIVERS OF FINANCIAL PERFORMANCE IN FY15
FY15
FY14
Change %
Gold produced (kg)
33 513
36 453
(8)
Gold produced (oz)
1 077 466
1 171 987
(8)
Underground recovered grade
4.75
4.77
–
Gold sold (kg)
34 332
36 288
(5)
Gold sold (oz)
1 103 793
1 166 682
(5)
Gold price received (R/kg)
449 570
432 165
4
•
Gold price received ($/oz)
1 222
1 299
(6)
•
Exchange rate (R/US$)
11.45
10.35
11
Cash operating costs and capital (R/kg)
442 895
397 964
(11)
Cash operating costs and capital (US$/oz)
1 203
1 196
(1)
All-in sustaining costs (R/kg)
458 626
413 433
(11)
All-in sustaining costs (US$/oz)
1 246
1 242
–
The
average gold price received in rand terms increased by 4% as the weakening of the rand against the US$ offset the continued
decrease in the US$ gold price.
All-in sustaining costs (R/kg) increased by 11% to R458 626/kg (0% to US$1 246/oz). The increase is mainly attributable to the decrease in gold sales and the increase in production costs.
Frank Abbott Financial director
FINANCIAL DIRECTOR’S
REVIEW

Harmony Gold Mining Company Limited Integrated Annual Report 2015  19
ABOUT HARMONY
EXTRACT FROM THE INCOME STATEMENT
FY15
FY14
Change %
Revenue
15 435
15 682
(2)
Production costs
12 632
11 888
6
Impairment of assets
3 471
1 439
>(100)
Employment termination and restructuring costs
251
274
8
Gross loss
3 618
406
>(100)
Exploration expenditure
263
458
43
Loss on scrapping of property, plant and equipment
491
–
(100)
Other expenses (net)
378
208
(82)
Taxation credit
704
279
>100
Net loss for the year
4 536
1 270
>(100)
Revenue for FY15 of R15 435 million is 2% lower (or US$1 348 million, 11% lower) than FY14 mainly as a result of the 5% decrease in the volume of gold sold, which was offset partially by a 4% increase in the average rand gold price received.
Production costs were well controlled and only increased by 6% to R12 632 million (reduced by 4% to US$1 103 million), despite higher-than-inﬂation price increases in electricity, labour costs and the cost of consumables.
A total impairment of R3.5 billion (US$285 million) was recognised, which consisted of R2.1 billion (US$174 million) for Hidden
Valley, R1.0 billion (US$85 million) for Doornkop, R278 million (US$23 million) for Phakisa and R43 million (US$3million) for Freddies
9. The impairment of Hidden Valley was recorded following the reduction in its life of mine as the lower gold price and increasing costs continue to adversely impact its proﬁtability.
Employment termination and restructuring costs of R251 million (US$22 million) in FY15 are a result of the restructuring of under-
performing operations.
Exploration expenditure of R263 million (US$23 million) for FY15 relates mainly to the various projects in Papua New Guinea, of which most was spent on Golpu. The amount of spend reﬂected in the income statement decreased from the prior year as the Golpu project’s stage 1 exploration expenditure was capitalised following the approval of the project’s updated prefeasibility study by the
Harmony and Newcrest boards in December 2014.
Loss on scrapping of property, plant and equipment of R491 million (US$42 million), recorded mainly for Kusasalethu and
Masimong, relates to the abandonment of unproﬁtable mining areas arising from the life-of-mine optimisation process, which placed greater emphasis on mining of proﬁtable and higher grade areas.
Other expenses includes R382 million (US$33 million) (2014: R155 million (US$15 million)) for the foreign exchange translation loss on the US$-denominated loan facilities.
The taxation credit in FY15 resulted from the reduction in the average deferred tax rates at the South African operations following completion of the annual life-of-mine plans.
The net loss for the year was mainly due to the impairments of Hidden Valley and Doornkop, the loss on the scrapping of property, plant and equipment following the life-of-mine optimisation process and reduced production.

20  Harmony Gold Mining Company Limited Integrated Annual Report 2015
FINANCIAL DIRECTOR’S REVIEW CONTINUED
NET DEBT
FY15
FY14
Borrowings
Long-term
(3 399)
(2 860)
Short-term
–
–
Total borrowings
(3 399)
(2 860)
Cash and cash equivalents
1 067
1 829
Net debt
(2 332)
(1 031)
In FY15, the syndicated US$300 million loan facility was settled and Harmony entered into a new US$250 million revolving credit facility. Translation losses of R382 million (US$33 million) were recorded on the loans owing to the weakening of the rand against the dollar. The facility matures in February 2018.
A total of R400 million (US$35 million) was drawn down on the R1.3 billion Nedbank revolving credit facility during the year. The facility matures in December 2016.
Cash and cash equivalents declined to R1 067 million (US$88 million) from R1 829 million (US$172 million).
EXTRACT FROM THE CASH FLOW STATEMENT
FY15
FY14
Cash generated by operating activities
2 006
2 268
Cash utilised by investing activities
(2 908)
(2 640)
Cash generated by ﬁnancing activities
148
144
Net decrease in cash and cash equivalents
(762)
(260)
C
ash generated by operating activities decreased by 12% to R2 billion (or 20% to US$176 million) mainly due to the decrease in revenue and increased production costs (as noted).
Cash utilised by investing activities: Capital expenditure increased by 7% to R2 822 million (or 4% to US$246 million) in
FY15 from R2 648 million (US$256 million) in FY14. Harmony’s focus is on capital expenditure that supports safe production and a sustainable future.
Cash generated by ﬁnancing activities: During the year, there was a net cash outﬂow of US$20 million (R204 million) on the
US$ loan facilities and we raised borrowings of R400 million (US$35 million) on the Nedbank ZAR facility.
For more on this, refer to the consolidated ﬁnancial statements in the Financial report 2015. Which is available at www.har.
co.za/15/download/HAR-FR15.pdf.

Harmony Gold Mining Company Limited Integrated Annual Report 2015  21
Cash generated by
operating activities
Cash utilised by
investing activities
Cash generated by
financing activities
8
148
Change in cash FY15 (Rm)
Other
June 2015
June 2014
0
500
1 000
1 500
2 000
2 500
3 000
3 500
4 000
1 067
1 829
2 908
2 006
OUTLOOK
We believe that in restructuring and optimising our operations to focus on the mining of higher grade ore to grow gold production, we will increase margins and generate free cash ﬂow.
ABOUT HARMONY
Bambanani underground

22  Harmony Gold Mining Company Limited Integrated Annual Report 2015
As the chairman of the social and ethics committee, I am again honoured to report on the matters within this committee’s mandate for the year ended 30 June 2015, in accordance with the Companies Act 71 of 2008 (the Act). This committee is established in terms of section 72 and regulation 43 of the Act and complies with its requirements and those regulations pertaining to the composition and functions of a social and ethics committee. As a statutory requirement, our social and ethics committee is established by the board and fulﬁls its functions on behalf of Harmony and its subsidiary companies.
For more information on the composition of this committee, refer to the Corporate
Governance section on page 172.
The committee is cognisant of its duties and is committed to aligning Harmony with the socio-economic transformational agendas of our host countries. We aim to leave lasting legacies for our employees, for our operations’ host communities and for the countries in which we operate.
PURPOSE AND ROLE
As a committee, we assist the board in ensuring that Harmony remains a committed and responsible corporate citizen. This is done by overseeing and monitoring the company’s policies and activities on public safety, health, social investment, economic investment, labour relations, ethics, government relations and environmental management. The terms of reference of this committee are available at www.harmony.co.za/sustainability/
governance#policies.
The social and ethics committee is conﬁdent that during the past ﬁnancial year it complied with the legal, regulatory and other responsibilities assigned to it by the board.
APPROACH TO SUSTAINABILITY
Sustainable development is woven into the way we do business. It is at the core of
Harmony’s strategy and value proposition.
At Harmony, we work to ensure that we leave lasting legacies, tangible impacts that extend beyond the lives of our mines and that they are aligned with the legitimate expectations of our stakeholders. We continue to interact with our various stakeholders and aim to satisfy their needs to the best of our ability. The process of communicating and engaging with our stakeholders helps to develop and sustain mutually beneﬁcial relationships.
In terms of our stakeholder engagement policy, the subject of our engagement is determined by those matters that are of material signiﬁcance to our stakeholders, and is based on a thorough understanding of their views, needs, perceptions and expectations.
Our ﬁve core values underpin all stakeholder engagement. The social and ethics committee has reviewed the stakeholder engagement policy to ensure that it remains up to date and relevant in the current climate in which our company is operating.
We appreciate that our business is long-term and that our presence within, and our commitment to, our host communities will span the next few decades. We also recognise, that social, economic, political and environmental risks are becoming increasingly challenging and signiﬁcant, and that Harmony must succeed in creating value for all its stakeholders.
Modise Motloba
Independent non-executive
deputy chairman
Chairman, social and ethics committee
SOCIAL AND ETHICS COMMITTEE
CHAIRMAN’S REPORT
APPROACH TO SUSTAINABILITY

Harmony Gold Mining Company Limited Integrated Annual Report 2015  23
ACTIONS IN FY15
The committee, which undertakes its duties with accountability both to the board and to the company’s stakeholders, met ﬁve times during the past ﬁnancial year and attended one site visit during the year. The committee’s key activities are summarised in the corporate governance report on page 172.
PUBLIC SAFETY
The board reviewed the committee’s responsibility in terms of the Act with regard to the monitoring of public safety and in future, the committee will receive and review quarterly reports on public safety from management. The committee is, however, satisﬁed that during FY15, the technical committee (as duly mandated by the board), sufﬁciently monitored and interrogated the company’s continued efforts to improve employee safety – Harmony’s top priority. The technical committee ensured we were fully informed regarding policy interventions underpinning our safety strategy and we are comfortable that this robust strategy will continue to deliver the expected improvements in safety across the group. For a detailed discussion on safety, please refer to pages 58 to 64 of this report.
MINING CHARTER TARGETS
The Mining Charter was developed to assist in transforming the South African mining industry with 2014 set as the deadline for
ﬁnal compliance.
Harmony submitted reports per mining licence to the Department of Mineral Resources on its progress made in achieving targets speciﬁed by the Mining Charter. The reports focused on eight pillars, namely reporting, ownership, housing and living conditions, procurement and enterprise development, employment equity, human resources development, mine community development, sustainable development and growth.
Harmony’s reports to the Department of Mineral Resources underscored our commitment to transformation and demonstrated good performance against all of the key parameters measured. Our key challenges in FY15 were that we were unable to comply fully with the targets for housing and living conditions and for procurement spend on services for the Doornkop mining licence. For more information refer to page 98 of this report.
When it comes to transforming our workforce, we have met all the group-wide targets, with the appropriate number of historically disadvantaged South Africans employed at all levels of management as well as of women in mining. We are currently undertaking additional work to ensure that we are fully transformed at an operational level too. For more on this see page 85.
To formalise our commitment to the Mining Charter, we have produced and adhered to social and labour plans for each of our operations. In the ﬁnancial year under review, we continued to deliver projects in line with both our commitments and with the expectations of the regulators and our host communities. For more on our social and labour plan projects see page 87.
Although amendments to the Mineral and Petroleum Resources Development Act had been approved by parliament, the proposed bill was returned to the National Assembly for further review by the President in February this year, on the advice of the then Minister of Mineral Reserves. The outcome of the related review of the Mining Charter has also been postponed. While we await further announcements. Harmony continues to negotiate with government through the Chamber of Mines, which is representing the gold mining sector.
BUILDING RELATIONSHIPS WITH OUR EMPLOYEES
We endeavour to have sound, lasting relationships with our employees, who make up the Harmony family. The safety and well-being of our employees remains paramount with safety interventions and proactive healthcare being our main focus. Harmony ﬁnds that engaged employees who share a common vision for the company and for the country are more successful in delivering the objectives of the company. Therefore communications at all tiers in the organisation were enhanced to sustain dialogue within the company to ensure that our operations were peaceful during the past year. We recognise that employee engagement is a material issue and remain vigilant and proactive in this regard. For more on our employee relations see page 79.
On 2 October 2015, Harmony signed a three-year wage agreement with all unions except with the Association of Mineworkers and
Construction Union. As the agreement was reached with unions representing the majority of employees at Harmony, the agreement was extended to all employees.
ABOUT HARMONY

24  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Our commitment to engage honestly and appropriately extends to all relevant stakeholders. For more on our stakeholder engagement see page 52.
ENVIRONMENTAL MANAGEMENT
Environmental management, particularly relating to our rehabilitation plans, remains central to sustainability. Our resources, much like the lifespan of our business, are not inﬁnite.
This year saw the continuation of the rehabilitation programme which further reduces our total mining footprint, progression of the bio-energy project, development of solar parks and the establishment of a partnership for agriculture in respect of food security.
All these projects are designed to deliver ecological beneﬁts while supporting the socio-economic imperatives of job creation and entrepreneurial development.
ASSURANCE AND REPORTING
Each year we review issues across the group to establish how relevant they are to the reporting period. This assists in identifying our material issues and our sustainability-related key performance indicators which, in turn, affect our level of assurance. The current review again indicated that our assurance levels are more than adequate but, in an effort to improve them steadily, we have decided to move local economic development and employment equity from a limited level of assurance to a reasonable level of assurance.
In addition, the total number of incidents and accidents was added to the list of key performance indicators to be assured on a limited basis.
Papua New Guinea is included in the annual sustainability assurance scope, except where it is explicitly excluded. For FY15, Papua
New Guinea was excluded for assurance of the housing and living conditions, procurement spend, number of certiﬁed silicosis cases, number of people trained for critical positions and employment equity key performance indicators.
This year we continued with the voluntary disclosure guidelines of the Global Reporting Initiative as we believe, particularly in areas relating to sustainability, this continues to add value to our reporting. Consequently, our online integrated report is produced in line with G4 recommendations.
I conﬁrm that Harmony did not incur any material ﬁnes, convictions or penalties in any of the areas that fall within the mandate of the committee. There was also no material non-compliance with any legislation, regulations or codes within these areas during FY15.
ETHICS
We believe ethical conduct is a prerequisite for doing business. There is a direct correlation between sustainable business success and consistent ethical behaviour. The continued success of our company depends on the highest levels of integrity across all aspects of our business. We want all our stakeholders to view Harmony as a company they can trust – therefore we are unequivocal about our values and the way in which these values ﬁnd expression in our daily behaviour. Following the latest ﬁnancial year-end, our code of ethics and code of conduct were developed further and updated during August 2015 to renew our commitment and responses to the challenge of unethical conduct in business. For more on these codes refer to page 180 of this report.
THANKS
We continue to make considerable progress on our journey toward sustainable development with tangible beneﬁts for all stakeholders. The commitment of our people to safety, health, governance and environmental issues is commendable and for that
I thank you. My sincere appreciation goes to members of the social and ethics committee and the board for their continued and invaluable guidance, support and input.
Modise Motloba
Chairman: social and ethics committee
23 October 2015
SOCIAL AND ETHICS COMMITTEE
CHAIRMANS REPORT CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  25
Our strategy remains unchanged: to create value by increasing margins and generating the cash necessary to develop Golpu in
Papua New Guinea. We revisit our strategy throughout the year to ensure that it remains relevant and appropriate, while being responsive and adaptive to both internal and external changes. We responded to changes in our economic environment and as a result restructured under-performing operations, cut corporate costs and curtailed our capital expenditure. These actions position our operations well to produce safe, proﬁtable ounces in future.
To ensure that the value of all our assets are accounted for in our share price and to create a viable investment case, we are assessing ways of funding Golpu and unlocking the true value of each of our assets. This will ensure positive shareholder returns in the long term.
Our strategy underpins our actions, allowing everyday decisions to move the company towards our goals. One of the ways in which we achieve our strategy is through having the right people in the right jobs, who understand our objectives and strive to achieve our strategy. We do this by highlighting our strategy in all training and communication between management and employees (refer to the section on Employees and Communities on page 78 for information on our employees).
Although we are not highly geared, we aspire to be debt free in the future. We have provided realistic operational guidance for FY16
(refer page 123 of the Operational Performance section) which forms the basis of what we set out to achieve in the year to come.
Harmony’s investors have exposure to South Africa, Papua New Guinea, gold and copper. We released the updated prefeasibility study of our copper-gold project, the high grade Golpu deposit, in December 2014 (refer www.harmony.co.za/our-business/exploration/
golpu-updated-prefeasibility-results or to page 154 of the Projects and Exploration section of this report). The feasibility study of the
Golpu project has commenced and will be completed by the end of calendar year 2015, while the information is scheduled to be released to the market early in 2016.
During FY15, our greenﬁeld exploration also yielded encouraging results from the Kili Teke prospect in Papua New Guinea which we will continue to pursue in FY16. For the latest exploration results, please refer to www.harmony.co.za/investors/news-and-events/
company-announcements-2/announcements-2015/866-superb-exploration-results-from-harmony-s-kili-teke-prospect or refer to page 153 of the Projects and Exploration section of this report. We believe that the company has been positioned to beneﬁt from higher gold prices. Unlocking the value in each of our assets – which is key to our strategy – involves positioning each operation to be proﬁtable by driving production and limiting costs so as to create free cash ﬂow. Our plans are realistic and achievable. We are one of the few companies that continues to spend on exploration and to ﬁnd excellent deposits. Our company has an exciting future and is worth investing in.
Our strategy
creating value,
increasing
margins
Our operations
positioned for
profitability
Financial results
cash is king
(no compromises)
FY16 guidance
realistic and safe
profitable
ounces
Replacing
ounces
Golpu and Kili Teke
potential game
changers
Harmony
a company worth
investing in
ABOUT HARMONY
OUR STRATEGY AND
INVESTMENT CASE

HOW WE
CREATE VALUE
OUR BUSINESS MODEL AND VALUE CHAIN
for the ﬁnancial year ended 30 June 2015
LOCATE AND IDENTIFY
EXPLORATION TARGETS
Obtain geological information
ESTABLISH INFRASTRUCTURE
AND BUILD MINES
Obtain ﬁnancing and create
infrastructure to access mineral resources
VALUATION STUDIES
Feasibility studies to determine
economic viability of ore bodies
2 657GWh
POWER
HARMONY’S PROCESS
WE INVESTED
Everything we do at Harmony is underpinned by our values:
VALUE CREATED
1.08Moz
RESERVES CONVERTED TO
PRODUCTION
R2 963m
CAPITAL EXPENDITURE
AND EXPLORATION
31 114
PEOPLE
R12 632m
PRODUCTION COSTS
R2 803m
PRODUCTION PROFIT
R15 435m
REVENUE
1.08Moz
GOLD PRODUCED
909 596oz
SILVER PRODUCED
Harmony creates value through more channels than just
monetary spend. We continue to help improve education,
build infrastructure, provide healthcare, stimulate local
economies and rehabilitate the environment. Examples of
this work can be found throughout this report.
26  Harmony Gold Mining Company Limited Integrated Annual Report 2015

MINING OPERATIONS
Extraction of mineral reserves
MARKETING AND
BENEFICIATION
Extracting the gold from
the ore and reﬁning
DIVESTMENT AND CLOSURE
Mine closure and land rehabilitation
VALUE DISTRIBUTED
SHARE OF VALUE CREATED
BY COUNTRY
R7 025m South Africa
R493m Papua New Guinea
R109m South Africa
R28m Papua New Guinea
R2 270m South Africa 1
R693m Papua New Guinea
R1 829m South Africa
R84m Papua New Guinea
R159m South Africa 1
R1m Papua New Guinea
R2 592m South Africa
R707m Papua New Guinea
R66m South Africa
R0m Papua New Guinea
WAGES AND SALARIES PAID (incl. contractors)
CAPITAL EXPENDITURE AND
EXPLORATION 1
REHABILITATION
COMMUNITIES AND LOCAL ECONOMIC DEVELOPMENT 1
TAXES AND ROYALTIES PAID
ELECTRICITY SPEND
CONSUMABLES
47%
Harmony Gold Mining Company Limited Integrated Annual Report 2015  27
1
Capital of R89 million was spent on upgrading hostel accommodation in South Africa. This amount was included in our communities and local economic development spend and excluded from capital expenditure.
18.6%
20%
0.4%
12%
1%
1%
ABOUT HARMONY

28  Harmony Gold Mining Company Limited Integrated Annual Report 2015
BOARD
Chairman
PATRICE MOTSEPE (53)
BA (Legal), LLB
Appointed to the board on 23 September 2003, Patrice became non-executive chairman during 2004. He was a partner at one of the largest law ﬁrms in South Africa, Bowman
Gilﬁllan Inc. He was a visiting attorney in the United States with the law ﬁrm, McGuire
Woods Battle and Boothe. In 1994 he founded Future Mining, which grew rapidly to become a successful contract mining company. He then formed ARMgold in 1997, which listed on the Johannesburg Stock Exchange in 2002. ARMgold merged with
Harmony in 2003 and this ultimately led to the takeover of Anglovaal Mining Limited.
In 2002 he was voted South Africa’s Business Leader of the Year by the chief executive ofﬁcers of the top 100 companies in South Africa. In the same year, he was the winner of the Ernst & Young Best Entrepreneur of the Year award. Patrice is a recipient of numerous other business and leadership awards, including:
•
World Economic Forum Global Leader of Tomorrow, 1999
•
Afrikaanse Handelsinstituut, MS Louw Award for Exceptional Business Achievement, 2003
•
Jewish Achievers Awards, Chivas Humanitarian Award, 2013
•
BRICS (Brazil, Russia, India, China, South Africa) Business Council, Outstanding
Leadership Award, 2014
He is the executive chairman of African Rainbow Minerals Limited and the deputy chairman of Sanlam Life Insurance Limited. He is also a member of the International
Business Council of the World Economic Forum, which is made up of 100 of the most highly respected and inﬂuential chief executives from all industries. He is a member of the JP Morgan International Council.
His past business responsibilities include being the chairman of the BRICS Business
Council for 2013 and president of Business Unity South Africa, the representative voice of organised business in South Africa, from January 2004 to May 2008. He is also president of Mamelodi Sundowns Football Club.
Apart from being a non-independent non-executive chairman, he is also a member of the nomination committee.
Independent non-executive deputy chairman
MODISE MOTLOBA (49)
BSc, Diploma in Strategic Management
Modise was appointed to the board on 30 July 2004. He is the founder and chief executive ofﬁcer of Quartile Capital Proprietary Limited, a black-owned, managed and controlled niche ﬁnancial services and investment group with expertise in corporate
ﬁnance, consulting, treasury services, investments and wealth.
Modise has more than 22 years’ working experience in the ﬁnancial sector both in
South Africa and the United States and has operational expertise in treasury services, corporate ﬁnance, fund management and wealth management.
BOARD AND
MANAGEMENT

Harmony Gold Mining Company Limited Integrated Annual Report 2015  29
He has worked for local and global ﬁrms such as Rand Merchant Bank, Goldman
Sachs, African Merchant Bank, African Harvest Fund Managers and PwC. In addition to Harmony, he has served on the boards of Deutsche Bank Securities, Landbank,
Landbank Insurance and Rand Merchant Bank Structured Insurance. Modise has
played organisational leadership roles for the South African Reserve Bank, the Financial
Services Board, the Association of Black Securities and Investment Professionals, Nafcoc-
Johannesburg Chamber of Commerce and Industries and the Black Business Council.
Chairman of the social and ethics committee and a member of the nomination committee and the audit and risk committee.
Lead independent non-executive director
FIKILE DE BUCK (55)
BA (Economics), FCCA
Fikile was appointed to the board on 30 March 2006. A chartered certiﬁed accountant, she was only the second person to obtain this qualiﬁcation in Botswana. She was awarded the Stuart Crystal Prize for Best Accounting Student at Birmingham Polytechnic (UK), now
Birmingham University, being the ﬁrst black overseas student to be awarded this prize.
Fikile is a fellow of the Association of Chartered Certiﬁed Accountants United Kingdom.
From 2000 to 2008, she worked in various capacities at the Council for Medical Schemes in South Africa, including as chief ﬁnancial ofﬁcer and chief operations ofﬁcer. Prior to that she worked in various capacities at the Botswana Development Corporation and was its ﬁrst treasurer. She also served on various boards representing the corporation’s interests, and was the founding chairman of the Credit Guarantee Insurance Corporation of Africa Limited.
She has 23 years’ experience in ﬁnancial reporting at executive level. Fikile is a director of
D&D Company Proprietary Limited, a non-executive director and chairman of the audit committee and a member of various other committees of Atlatsa Resources Corporation.
She was included in the coffee table book, “South Africa’s Most Inspirational Women”
(2011). Fikile mentors a number of young people, mostly women. She is also a member of Women In Mining South Africa.
Chairman of the nomination committee and a member of the social and ethics committee, the remuneration committee and the audit and risk committee.
EXECUTIVE DIRECTORS
Chief executive ofﬁcer
GRAHAM BRIGGS (62)
BSc (Hons) (Geology)
Graham joined Harmony in 1995 as new business manager and was appointed to the board on 6 August 2007. He has been in the mining industry for 43 years, initially as a geological technician, then, after obtaining a BSc (Hons), as a geologist. His operational and managerial experience was developed at a number of South African gold mines and as chief executive of Harmony Australia. Graham is currently vice president of the Chamber of Mines of South Africa. Post year-end, Graham indicated
that he will be retiring and will leave the company after a new chief executive ofﬁcer has been appointed.
ABOUT HARMONY

30  Harmony Gold Mining Company Limited Integrated Annual Report 2015
BOARD AND MANAGEMENT CONTINUED
Financial director
FRANK ABBOTT (60)
BCom, CA (SA), MBL
Frank was appointed to the board as non-executive director on 1 October 1994, and as ﬁnancial director in 1997. In 2004, he was appointed ﬁnancial director of African
Rainbow Minerals Limited, and resigned as such during 2009. He was reappointed
ﬁnancial director of Harmony in February 2012.
Frank joined the Rand Mines Group in 1981, where he obtained broad ﬁnancial management experience at an operational level. He was a director of various listed mining companies and currently serves as a non-executive director on the board of
African Rainbow Minerals Limited.
Executive director
HARRY EPHRAIM “MASHEGO” MASHEGO (51)
BA (Education), BA (Hons), (Human Resources Management) Joint Management
Development Programme, Global Executive Development Programme
Mashego joined Harmony in 2005 and has been responsible for group human resources development, transformation and, most recently, government relations. He has more than 20 years’ experience in human resources, acquired largely in the industrial sector.
Mashego was appointed as an executive director on 24 February 2010.
INDEPENDENT NON-EXECUTIVE DIRECTORS
JOAQUIM CHISSANO (76)
PhD
Joaquim was appointed to the board on 20 April 2005. A former president of Mozambique
(1986-2004), he also served as chairman of the African Union for 2003/2004. On leaving the presidency, he established the Joaquim Chissano Foundation for Peace Development
and Culture, and has led various international peace initiatives on behalf of the United
Nations, the African Union and the Southern African Development Community to
Guinea-Bissau, the Democratic Republic of the Congo, Uganda and Madagascar. In
2006 he was awarded the annual Chatham House prize for signiﬁcant contributions to improving international relations and in 2007 he received the inaugural Mo Ibrahim
Prize for Achievement in African Leadership. Joaquim was appointed to the global development programme advisory panel of the Bill and Melinda Gates Foundation in
December 2009.
Member of the nomination committee and the social and ethics committee.
KEN DICKS (76)
Mine Managers Certiﬁcate (Metalliferous Mines), Mine Managers Certiﬁcate (Fiery Coal
Mines), Management diplomas (Unisa) and (INSEAD)
Ken was appointed to the board on 13 February 2008. He has a mining engineering background with 39 years’ experience in the formal mining industry. He worked for the gold and uranium division of Anglo American plc and its precursor for 37 years in various senior positions.
Member of the technical committee and the investment committee.

Harmony Gold Mining Company Limited Integrated Annual Report 2015  31
DR SIMO LUSHABA (49)
BSc (Hons), MBA , DBA , CD (SA)
Simo joined the board on 18 October 2002. He previously held senior management positions at Spoornet (Rail and Terminal Services division), was vice president of Lonmin
Plc and chief executive of Rand Water. He is a non-executive director on the board of
Cashbuild Limited and facilitates programmes on corporate governance for the Institute of Directors (South Africa), of which he is a member. He was also appointed as an administrator of the South African Post Ofﬁce to develop the strategic turnaround plan following the resignation of its board.
Chairman of the investment committee and member of the audit and risk committee and the remuneration committee.
CATHIE MARKUS (58)
BA, LLB
Cathie was appointed to the board on 31 May 2007. After graduating from the University of the Witwatersrand, Cathie served articles, qualifying as an attorney, notary and conveyancer. She then joined the legal department of Dorbyl Limited before spending
16 years at Impala Platinum Holdings Limited, initially as legal advisor and, from 1998 to
2007, as executive director responsible for legal, investor and community affairs. She is currently a trustee of the Impala Bafokeng Trust and chairs the St Mary’s School Waverley
Foundation.
Chairman of the remuneration committee and member of the investment committee and the social and ethics committee.
MAVUSO MSIMANG (74)
MBA (Project Management), BSc
Mavuso was appointed to the board on 26 March 2011. He has 27 years’ experience in management at executive level, and was involved in the successful transformation and restructuring of various state-owned entities over a period of 16 years, until 2010. Mavuso was director-general of the South African Department of Home Affairs and previously served successively as chief executive ofﬁcer of the State Information Technology Agency, of South African National Parks and of SA Tourism. He was country representative of international development organisations World University Service/Canada and CARE-
International in Ethiopia and Kenya. He also held senior management positions with the
United Nations Children’s Fund and the World Food Programme.
Member of the nomination committee and the social and ethics committee. Successor to the lead independent non-executive director.
KARABO NONDUMO (37)
BAcc, HDip (Acc), CA (SA)
Karabo was appointed to the board on 3 May 2013. She is an executive director of
KMTech Proprietary Limited – a provider of integrated information and communications technology solutions to enterprises. She has held various roles at Vodacom Group Limited including that of executive head of Vodacom business as well as of Vodacom’s mergers and acquisitions. She was inaugural chief executive ofﬁcer of AWCA Investment Holdings
Limited and former head of global markets operations at Rand Reﬁnery Proprietary
ABOUT HARMONY

32  Harmony Gold Mining Company Limited Integrated Annual Report 2015
BOARD AND MANAGEMENT CONTINUED
Limited. She was an associate and executive assistant to the former executive chairman at Shanduka Group. She was seconded to Shanduka Coal, where she was a shareholder representative, and also served on various boards representing Shanduka’s interests. She is a qualiﬁed chartered accountant, a member of the South African Institute of Chartered
Accountants and of African Women Chartered Accountants. She is an independent non-
executive director of Merafe Resources Limited, Richards Bay Coal Terminal Proprietary
Limited, MTN Group Limited’s operating companies in Swaziland, Zambia and Sudan. She is on the advisory board of Senatla Capital.
Member of the audit and risk committee and of the technical committee.
VISHNU PILLAY (58)
BSc (Hon), MSc
Vishnu was appointed to the board on 8 May 2013 and is currently executive head of Anglo American Platinum Limited’s joint venture operations. Before joining Anglo
American Platinum in 2011, he was executive vice-president and head of South
African operations for Gold Fields Limited and, prior to that, vice-president and head of operations at Driefontein Gold Mine. His 25 years at Gold Fields Limited were interrupted by a two-year period with the Council for Scientiﬁc and Industrial Research, where he was director of mining technology and group executive for institutional planning and operations.
Member of the technical committee, the investment committee and the remuneration committee.
JOHN WETTON (66)
CA (SA), FCA
John was appointed to the board on 1 July 2011. He was with Ernst & Young from
1967 to 2010, mainly in corporate audit, but for his ﬁnal 10 years he played a business development role across Africa. He led Ernst & Young’s mining group for a number of years and acted as senior partner for some of the ﬁrm’s major mining and construction clients. He was a member of Ernst & Young’s executive management committee and was, until retirement, a member of the Ernst & Young Africa governance board.
Chairman of the audit and risk committee and member of the social and ethics committee, remuneration committee and investment committee.
NON-EXECUTIVE DIRECTOR
ANDRÉ WILKENS (66)
Mine Manager’s Certiﬁcate of Competency, MDPA, RMIIA, Mini MBA Oil and Gas
André was appointed to the board on 7 August 2007. He was appointed to the board of African Rainbow Minerals Limited in 2004 and was its chief executive ofﬁcer until
March 2012. He is currently executive director growth and strategic development
(based in the ofﬁce of African Rainbow Minerals’ executive chairman). He headed
ARMgold Limited for ﬁve years and ARM Platinum for a year before being appointed chief operating ofﬁcer of Harmony after its merger with ARMgold in 2003. André has more than 46 years’ experience in the mining industry, particularly in gold, platinum group metals, iron ore, manganese, coal, chrome, nickel and copper.
Chairman of technical committee and member of the investment committee and the remuneration committee.

Harmony Gold Mining Company Limited Integrated Annual Report 2015  33
BOARD COMPOSITION AND SKILLS
We have paid speciﬁc attention to the composition of our board to ensure that it reﬂects our objectives and that board members have the skills and expertise necessary to contribute to the sustainability of our company. Harmony has a unitary board comprising a majority of independent non-executive directors. We exceed the 2014
Mining Charter requirement that 40% of the board be drawn from historically disadvantaged South African groups. At year-end, that representation was 60%. Three of Harmony’s non-executive directors are women and, in total, nine directors are drawn from groups considered to be historically disadvantaged South Africans.
Critical to the achievement of our strategy is ensuring the company consists of teams with the skills and vision necessary to reach strategic targets. The board is no exception
– it is made up of individuals who understand our industry, our sector and our strategy.
The diagram below explains the skills of our board members that are integral to our strategic development.
Financial and
business
management
Legal
expertise
Stakeholder
management
Investment
expertise
Emerging
markets
expertise
Social and
environmental
compliance
knowledge
Human
resource
management
Strategic
and project
management
expertise
Geology and
mining
technology
Expertise in
international
and local
gold mining
HARMONY BOARD: SKILLS
BOARD
Composition of the board – by historically
disadvantaged South Africans (%)
60
Historically disadvantaged
South Africans
40
Other
Composition of the board – by director (%)
67
Independent non-executive
directors
13
Non-executive directors
20
Executive directors
Composition of the board – by gender (%)
80
Men
20
Women
ABOUT HARMONY

34  Harmony Gold Mining Company Limited Integrated Annual Report 2015
BOARD AND MANAGEMENT CONTINUED
EXECUTIVE MANAGEMENT
Executive: Mineral resources development and growth
JACO BOSHOFF (46)
BSc (Hons), MSc, MBA, Pr Sci Nat
Jaco joined Harmony in April 1996. He has been in the mining industry for 20 years, initially as a geologist. Most of his career has been spent with Harmony, progressing from ore reserve manager at various operations to being the executive responsible for reserves and resources. He has been Harmony’s designated competent person for statutory reserves and resources reporting since 2004.
Executive: Human resources
ANTON BUTHELEZI (51)
National diploma (Human Resources Management), BTech (Labour Relations
Management), advanced diploma in labour law
Anton rejoined Harmony in 2005 as human resources manager at Evander. He has more than 24 years’ experience in human resources management in the mining industry. Previous positions include senior human resources ofﬁcer at AngloGold
Ashanti Limited, and mid and senior managerial positions in the same ﬁeld at African
Rainbow Minerals Gold, Samancor Chrome and Harmony. He has a proven track record in the full spectrum of human resource functions. Anton also has an outstanding record in managing labour matters, especially in conducting and guiding negotiations with organised labour. He participates in the Chamber of Mines’ gold sector caucus.
Executive: Environmental management
MELANIE NAIDOO-VERMAAK (41)
BSc (Hons) (Industrial Microbiology) , MSc (Sustainable development) (UJ) and MBA
Melanie joined Harmony in 2009. Her expertise in sustainable development was built over 17 years in the private mining and public sectors in South Africa as well as in international environmental management exposure gained in the United Kingdom,
Australia, Papua New Guinea, Fiji and elsewhere in Africa. She has worked at leading international mining companies, including De Beers Consolidated Mines Limited, BHP
Billiton Limited and Anglo American plc. She currently holds directorships at Western
Basin Environmental Corporation Proprietary Limited, Harambe Mineral Resources
Proprietary Limited and Phoenix Corporation (Business Ventures Investment No 1692
Proprietary Limited), is chair of Harmony’s environmental trusts and is a member of Harmony’s social trust. In addition, she is a member of the Chamber of Mines’
environmental policy committee, the Far West Rand Dolomitic Water Association and
Mining Industries Group. She is also a board member of CareSA.
Chief operating ofﬁcer: South Africa
ALWYN PRETORIUS (44)
BEng (Mining Engineering), BEng (Industrial Engineering), Mine Manager’s Certiﬁcate of
Competence
Alwyn joined Harmony on its merger with African Rainbow Minerals Gold Limited in
2003. He has 21 years of underground deep-level gold mining experience in different supervisory and management positions. Before assuming his current role, he was the

Harmony Gold Mining Company Limited Integrated Annual Report 2015  35
executive responsible for health and safety. He also serves as the chairman of the board of directors of Mine Rescue Services. Post year-end, Alwyn resigned as chief operating ofﬁcer and will leave the company at the end of November 2015.
Executive: Corporate and investor relations
MARIAN VAN DER WALT (42)
BCom (Law), LLB BCom (Law), Higher Diploma in Tax, Diplomas in Corporate Governance
and Insolvency Law, Certiﬁcates in Business Leadership
Marian, an admitted attorney and conveyancer, has been employed by Harmony since
February 2003. She was appointed company secretary in 2003 and joined Harmony’s executive committee in 2005 as executive: legal and compliance (which included taking responsibility for company secretarial, risk management, internal audit and Sarbanes-
Oxley compliance). In 2008, she resigned as company secretary, enabling her to accept her current position as executive: corporate and investor relations. Marian began her career as an attorney and conveyancer in 1998 and held positions at Routledge
Modise Attorneys, Deloitte & Touche and the Standard Bank of South Africa Limited.
Marian also serves on the board of Rand Reﬁnery Proprietary Limited as a non-executive director and served on the Johannesburg Stock Exchange’s Social Responsibility Index
Advisory Committee until May 2015.
Chief executive ofﬁcer: South-east Asia
JOHANNES VAN HEERDEN (43)
BCompt (Hons), CA (SA)
Johannes joined Harmony in 1998 and was appointed chief executive ofﬁcer of its south-east Asia operations in 2008. He is responsible for Harmony’s Papua New Guinea assets including an extensive exploration portfolio and the Morobe Mining Joint
Ventures’ assets. He joined Harmony as ﬁnancial manager with operational and group reporting responsibility for the Free State region. He was appointed group ﬁnancial manager in 2001, and relocated to Harmony south-east Asia as chief ﬁnancial ofﬁcer two years later.
Executive: Risk management and services improvement
ABRÉ VAN VUUREN (55)
BCom, Development Programme in Labour Relations, Management Development
Programme, Advanced Labour Law Programme, Board Leadership Programme
Abré joined Harmony in 1997. He has more than 31 years’ experience in the mining industry, speciﬁcally in ﬁnance and human resources at various gold mines and collieries in the Rand Mines Group. As a member of Harmony’s executive committee, he was initially responsible for industrial relations. He has held various positions in services and human resources prior to accepting his current position.
ABOUT HARMONY

36  Harmony Gold Mining Company Limited Integrated Annual Report 2015
BOARD AND MANAGEMENT CONTINUED
REGIONAL GENERAL MANAGERS
Regional general manager
(responsible for Masimong, Joel, Unisel and Bambanani mines)
JAMES MUFARA (41)
B.Sc. (Hons) (Mining), MBA, Mine Manager’s Certiﬁcate of Competency
James joined Harmony in 2011 as a general manager. He has been a regional general manager since 2012, a title previously known as operating ofﬁcer. James has gained extensive operational and management experience in asbestos, nickel and gold mining, with 17 years’ experience in the mining industry in total. He has worked in Zimbabwe and South Africa. He was previously a council member of the prestigious Association of
Mine Managers of South Africa.
Regional general manager
(responsible for Target, Phakisa and Tshepong mines)
BEYERS NEL (38)
B. Eng (Mining Engineering), MBA, Professional Engineer (Pr. Eng)
Beyers joined Harmony on the merger with African Rainbow Minerals Gold in 2003.
He has 15 years’ experience in gold mining, gained on a variety of opencast, deep and ultra-deep gold mines in both supervisory and management positions. Before assuming his current role, he was general manager of Harmony’s Phakisa mine. Beyers is currently the vice president of the Association of Mine Managers of South Africa.
Regional general manager
(responsible for Kusasalethu, Doornkop and Kalgold mines)
PHILLIP TOBIAS (45)
B.Sc (Mining Engineering), Wits International Executive Development Programme and
GIBS Advanced Management Programme, Professional Engineer (Pr Eng) and Mine
Manager’s Certiﬁcate of Competence
Phillip Tobias joined Harmony on 1 July 2014 as the regional general manager for
Kusasalethu, Doornkop and Kalgold. He has been in the mining industry for more than 20 years, initially as a postgraduate mining engineer with Gold Fields Limited at their various operations. His operational and managerial experience was developed at a number of gold and platinum mines. Prior to joining Harmony, he was a consulting mining engineer for Anglo American Platinum Joint Venture Operations. He was
appointed the ﬁrst black president of the Association of the Mine Managers of South
Africa in 2008.

UNDERSTANDING
HARMONY
UNDERSTANDING HARMONY
Our business context
38
Managing our risks and opportunities
41
Material issues
50
Stakeholder engagement
52
Harmony Gold Mining Company Limited Integrated Annual Report 2015  37

38  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Relevant Global Reporting Initiative indicators: G4-EC5
At Harmony we understand that, as a business, we operate in a complex and ever-changing external environment – one that encompasses social, economic and environmental changes in the short, medium and long terms. At the same time, the business climate and context within our company are both dynamic and complex and, in many respects, are affected by the many changes in the external environment. We need to understand the external and internal environments as well as the relationships between the two to help us understand how we should position Harmony for success.
Identifying and understanding the factors that drive our internal and external business context require regular and consistent engagement with our stakeholders (see page 52). This section should be read in conjunction with the section Managing our Risks and Opportunities on page 41.
UNDERSTANDING OUR EXTERNAL ENVIRONMENT
The mining environment in South Africa has been particularly challenging in recent years. Most notable has been the public debate on mining’s contribution to society and, since 2012, the nature of the labour relations environment. The industry and, in many cases, stakeholders have sought as far as possible to minimise negative impacts.
The gold price has been in steady decline since 2012, the ﬁrst time since 2001, and in tandem prices of our most important inputs have been increasing in real terms.
Over the past year, the average gold price received in US dollars per ounce decreased by
6%, while the average price received in rands per kilogram increased by 4%, due to an 11%
weakening in the average R/US$ exchange rate for the year to R11.45/US$.
There was a signiﬁcant reduction in the US dollar gold price over the past year – from US$1,326/oz at the beginning of the year to US$1,171/oz at the end of the year. However, there was a concurrent depreciation in the rand:dollar exchange rate, from R10.68/US$ at the beginning of the ﬁnancial year to R12.16/US$ at the end of the period. The depreciation in the rand helped to offset the reduced US dollar gold price with the rand per kilogram price remaining largely range bound during the course of the year.
The signiﬁcant drop in global crude oil prices over the past year (down by 43.5%) has led to reduced global inﬂation expectations, which have in turn led to dampened demand for gold as a safe-haven investment. At the beginning of calendar 2015, increased uncertainty as a result of lower-than-expected economic growth in the United States and of the Swiss central bank decision to remove its national currency’s ﬂoor to the euro, led to a short-lived increase in
US dollar gold prices. The increased likelihood of the United States Federal Reserve increasing interest rates during the course of calendar 2015 has once again negatively affected gold prices.
As the ﬁnancial year advanced, Asian gold consumers, who have been very supportive of the metal for some years, became progressively uneasy as the metal’s price declined and fueled increasing market volatility. Investors turned to the growing Shanghai stock market in expectation of better investment returns and delayed gold purchases in anticipation of even lower prices.
After the end of our ﬁnancial year, the picture changed radically as the Shanghai Stock
Exchange’s bubble burst and panic selling set in with growing uncertainty over China’s slowing economic growth rate and its likely effect on the wider global economy. Prices of commodities such as iron ore have fallen sharply with slackening demand from China’s steel mills while oil prices have more than halved as the effects of United States shale gas production became apparent.
OUR
BUSINESS CONTEXT
“
THE BUSINESS
CLIMATE AND
CONTEXT WITHIN
OUR COMPANY ARE
BOTH DYNAMIC AND
COMPLEX AND, IN
MANY RESPECTS,
ARE AFFECTED BY
THE MANY CHANGES
IN THE EXTERNAL
ENVIRONMENT“

Harmony Gold Mining Company Limited Integrated Annual Report 2015  39
Financial and regulatory interventions by the Chinese authorities brieﬂy succeeded in supporting share prices. These interventions were faltering by mid-August this year (2015), leading worried investors across the world to turn to gold, the tried and trusted safe haven.
Annual global gold production of 2 860 tonnes (2014 calendar year) is rapidly depleting the world’s ore bodies, which need to be replaced. Over the past few years, the discovery of new proﬁtable and competitive ore bodies has decreased signiﬁcantly. A slower pace of gold mine growth in calendar years 2015 and 2016 is likely, as lower prices delay new projects and reduce sustaining capital expenditure. Long-term fundamentals remain in place for continued growth in commodity demand. Unlike other precious metals, such as platinum, gold is not an industrial metal; its principal attraction lies in its historic role as a store of value, as a currency or as adornment. Since the ﬁnancial crash of 2008, increased investment demand – particularly from exchange traded funds, central banks, India and China – has been among the gold market’s principal drivers. While demand for all other metals is subject to changing technologies and economic developments, there is always a market for every ounce of newly-mined gold.
Harmony believes the gold price will remain ﬂat in the medium term. In the long term, we may well see an increase in the gold price, as gold has a long history as an investment tool and a store of value. It remains a fairly secure investment. And, while the price may
ﬂuctuate, gold is always in demand in some form.
Our external environment is also important as it inﬂuences the way in which shareholders perceive investing in South Africa and Papua
New Guinea, in investing in gold and, ultimately, in investing in Harmony. While investors may, at present, be generally bearish about the outlook for gold, some feel there are opportunities to trade stocks at certain levels. Shareholders taking a shorter-term view on gold equities are beneﬁting from the volatility of our share price. Over the past year investor conﬁdence in South Africa has been muted.
While most appreciate that there are gold assets worth investing in, they have raised concerns about production losses due to industrial action. Closely linked to this is the concern that higher wage demands will exacerbate the cost challenges most South African mining companies are already facing. Many investors are also apprehensive about the potential changes to legislation both in South Africa and in Papua New Guinea, which could leave mining companies in an unstable regulatory environment. We at Harmony have earmarked these as some of our material risks and address these concerns on page 50.
On the policy and regulatory side, amendments have been proposed to the Mineral and Petroleum Resources Development Act,
particularly a proposal that would empower the Minister of Mineral Resources to declare one or more minerals to be strategic and to determine local prices for them. The previous Minister of Mineral Resources, Minister Ngoako Ramatlhodi, suspended its passing into law pending further review. The Department of Mineral Resources and the mining industry disagree on the interpretation of the Mining
Charter’s ownership requirement – the 26% black ownership of companies – and have separately approached the High Court to resolve the matter. Negotiations with the government on the proposed amendments to the Mineral and Petroleum Resources Development Act
and the Mining Charter continue through the Chamber of Mines, on behalf of the gold mining sector.
On the labour relations front, there were signs of a more stable environment in the period under review, though the environment has, by no means, been unchallenging. The 2013 two-year wage agreement came to an end on 30 June 2015. The 2015 negotiations started in May 2015, with the National Union of Mineworkers still being the majority union in Harmony at 66% by the end of June 2015, with the Association of Mineworkers and Construction Union representing 15% of our workforce. At an industry level, representation of union membership of the gold mining companies represented by the Chamber of Mines had the National Union of Mineworkers as the majority union (at 52%) and the Association of Mineworkers and Construction Union at 30% at the end of June 2015 (see the section on Labour
Relations on page 79). The 2015 negotiations are focused on the sustainability of the industry, rather than affordability.
A three-year wage settlement was reached with the unions representing the majority of employees at Harmony and was extended to all employees within the bargaining unit. For more detail on the wage agreement, please refer to www.harmony.co.za/investors/news-
and-events.
It remains the responsibility of all role players to create an industry that will attract investment.
Further features of the external environment are increasing expectations and, indeed, the demands of external parties – communities, local governments, non-governmental organisations and others – on the mining sector. As a company, we recognise that Harmony has an important role to play as a corporate citizen. As a result, our relationships with all of our stakeholders are important – we engage and listen before agreeing on mutually beneﬁcial actions. We have sponsored a number of youth development programmes, created job opportunities, built housing for local communities and provided bursaries, to name just a few of our community investment projects. See pages 88 to 98 for more details.
Understanding Harmony

40  Harmony Gold Mining Company Limited Integrated Annual Report 2015
UNDERSTANDING OUR INTERNAL ENVIRONMENT
The most important aspects of our internal environment remain the safety and well-being of our employees, and the integrity and sustainability of our assets. Our internal environment is therefore shaped largely by factors which affect our employees or on which our employees have an impact. The environment and mining processes, combined with the behaviour of people, bring with them certain risks to our employees, which we aim to avoid, mitigate or manage. While we have seen signiﬁcant improvements in recent years, we remain committed to further improvement, which is why keeping our employees safe and healthy is highlighted in our risks and is one of our material issues. (See page 50).
Occupational health risks are not the only health risks we work to mitigate – in South Africa our employees are at risk of contracting human immunodeﬁciency virus and tuberculosis, both of which are highly prevalent in our society, and we have put in place various initiatives to treat and prevent these illnesses. For more on this see page 65.
Both in South Africa and in Papua New Guinea, the level of skills among employees and prospective employees remains of great concern. High levels of illiteracy, often combined with relatively low levels of skills, limit the opportunity for growth and development among employees and their progression within the company. At Harmony we believe that our employees should be able to improve their lives through their work. As a result we offer extensive training and development programmes, including adult basic education and training, portable-skills training and on-the-job training. In addition, we invest in community education programmes to ensure that quality education is available at a young age and that promising students are given the tools to thrive. For more on these initiatives see page 88.
We acknowledge the imbalance caused by historical systems in South Africa and work to remedy this through a recruitment policy that focuses on employing historically disadvantaged South Africans at all levels of the company, from the board through to entry-
level employees. Harmony is committed to black economic empowerment in South Africa, through direct equity ownership, our procurement spend, management representation and through our employee share ownership scheme, which allows employees to share in the company’s success. We have also put considerable time and effort into developing a successful women-in-mining project, which has seen many women ﬁnd fulﬁlment in their underground roles. See page 168 for more detail on how we have transformed the company in line with Mining Charter requirements.
By understanding what we need to do to help our employees feel safe and satisﬁed at work and by implementing various initiatives to achieve this and maintain open communication with them, we manage many of the factors that have an impact on our internal environment. Our emphasis on open communication also allows us to understand any emerging issues that may inﬂuence our efforts and gives us time to deal with them before they escalate.
OUR BUSINESS CONTEXT CONTINUED
Masimong underground

Harmony Gold Mining Company Limited Integrated Annual Report 2015  41
WHY THIS IS MATERIAL TO HARMONY
By identifying and understanding the risks and opportunities facing our business, we are able to mitigate them or manage them to the best of our ability, thereby positioning the company for future challenges and growth prospects.
OUR APPROACH TO RISK MANAGEMENT
At Harmony, our approach to risk relies on continuously monitoring and, when appropriate, revising our mitigation procedures. Our risk management strategy is a management tool that aims to be practical and effective, rather than focusing only on compliance.
For this reason, risk management is embedded within the day-to-day activities of the business, rather than being something that is dealt with only once a year.
OUR RISK MANAGEMENT PROCESS
Our risk management process is guided by regulatory and legislative requirements, and is championed internally by our chief executive ofﬁcer. The audit and risk committee plays an oversight role, while management is responsible for implementation and compliance. While the audit and risk committee is responsible for overall oversight of the adequacy and effectiveness of the company’s risk management process, the reporting on performance regarding risks is extended for the attention of the various board sub-committees.
Because relationships form part of everything we do, our risk management process is designed to accommodate engagement – from conversations between management and the board regarding risk, to discussions with various stakeholders – to ensure that we are addressing the correct risks appropriately.
The process has its starting point in the group’s strategy. We need to understand what can affect our ability to deliver on our strategy, as well as to identify what opportunities will help us achieve our goals. In addition to this we also benchmark the risks and opportunities identiﬁed against those of our peers. This helps to ensure that the risks we identify are not only speciﬁc to Harmony but also cover industry challenges.
In preparing their formal reports to the board, the executive committee and the audit and risk committee meet quarterly to examine risks and discuss any changes in their importance or in their mitigation. The audit and risk committee’s review is supplemented by feedback obtained from the various board sub-committees’ reviews of speciﬁc risks falling within the ambit of their responsibilities.
Each quarterly examination is based on the experiences at the operations, feedback from key stakeholders, external factors and management meetings. In addition, various teams within the company address risk on a regular basis as part of their day-to-day roles. This creates a continual conversation about risk at different levels, allowing any changes to be captured on a continuous basis.
While risk management forms part of our day-to-day processes, a formal weekly risk review is undertaken by the management teams at our operations, to identify and prioritise speciﬁc high-risk issues at an operational level. These risk reviews are reported to the respective regional general managers and further oversight is carried out by the operations’ committee on a continuous basis.
THE ROLES OF THE BOARD AND AUDIT AND RISK COMMITTEE
Risk is a standard item on the agenda of the audit and risk committee meeting and the committee’s role played in our risk management process is multi-dimensional.
The audit and risk committee’s primary task is to oversee the identiﬁcation, prioritisation, management and monitoring of risk at
Harmony. Our risk management process reﬂects our integrated approach to business. Therefore the committee – supported by the various board sub-committees – examines all risks affecting our strategy.
To do this, the committee spends considerable time reviewing and evaluating the processes in place to identify, monitor and manage risk. These include our risk management policy and process, our methodology and planning, our formal risk assessment, our internal controls and assurance process, our risk appetite and tolerance and our responses to risks. Once the audit and risk committee is satisﬁed with these, responsibility for their implementation devolves to executive management and their teams. In their turn, their task is to ensure that these risk processes are constantly applied in the day-to-day operations of the business.
Understanding Harmony
MANAGING OUR
RISKS AND OPPORTUNITIES

42  Harmony Gold Mining Company Limited Integrated Annual Report 2015
The audit and risk committee takes its ﬁndings from these reviews to the board. The top ten risks and mitigating factors are reported to the board on a quarterly basis.
OUR ACTIONS IN 2015
During the year under review, we formulated group-level risk appetite and tolerance levels, and continued to monitor our risks to identify and manage the most material ones facing the company.
While our group-level risk appetite and tolerance levels are subject to formal review on an annual basis, these are continuously monitored for relevance in accordance with changing macro-environment factors, and the tolerance level is further deﬁned at lower/granular tolerance limits per risk. Our group-level risk appetite statement is:
RISK APPETITE
•
Harmony is in the business of gold mining in South Africa and Papua New Guinea
•
It is a high-risk high-reward business. We are involved in the whole gold mining value chain from exploration, feasibility studies, building and buying mines, operating mines and closing and rehabilitating mines at the end of their life
•
We are exposed to the volatility of the gold price and exchange rates, and are unhedged by choice
•
We operate well in emerging economies and have the ability to deal with the socio-political dispensations in these countries
•
Exploration remains one of the most effective ways to grow an ore-body and create value, and for this reason we continue to invest in exploration
•
We have an appetite for change and continuous improvement and are continuously looking for innovative ways to improve our existing mines and acquire mines that we can improve on operationally
•
Deep-level gold mining in South Africa is very labour intensive – we have the skills to deal with the challenges of multi-stakeholder labour relations
•
We continuously improve the health and safety of our employees
•
We have experienced teams with strong values committed to deliver
Various risk factors contain an element of volatility, for example, commodity prices and exchange rates, labour dynamics and the regulatory environment. As a result, our risk proﬁle reﬂects the dynamics of industry and Harmony-speciﬁc issues and opportunities at a point in time.
MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED
Kalgold plant

Harmony Gold Mining Company Limited Integrated Annual Report 2015  43
The following two graphs and table show our top strategic risks and opportunities:
1.   Labour disputes / labour unrest
2.
Not achieving our operational
objectives
3.
Ability to attract capital in a low
gold price environment
4.   Safety risk
5.
Consistency of electricity supply
(Eskom)
6.
Gold price and foreign exchange
ﬂuctuations (varying from planned
levels)
7.
Socio-economic, political and
regulatory changes
8.   Major infrastructure incidents
9.
Not growing the company for future
ounces
10. Potential liability for occupational
health diseases
DOWNSIDE RISK / THREAT
5
(Earnings: R500m+
NPV: R1bn+)
M18
M11
H6
H3
H1
4
(Earnings: R100m - R500m;
NPV: R500m - R1bn)
M20
M14
H9
H4
H2
3
(Earnings: R50m - R100m;
NPV: R100m - R500m)
L22
M19
M12
H7
H5
2
(Earnings: R10m - R50m;
NPV: R10m - R100m)
L24
M21
M15
M13
H8
1
(Earnings: < R10m+
NPV: < R50m+)
L25
L23
M17
M16
M10
1
rare
2
unlikely
3
possible
4
expected
5
almost
certain
LIKELIHOOD
IMPACT/
CONSEQUENCE/
LOSS
1
5
3
7
9
2
6
4
8
10
Existing risk – no movement
Existing risk – movement
from previous assessment
New/emerging risk
1.
Gold price and foreign exchange
ﬂuctuations
2.  Productivity improvements
3.  Growing for future ounces
4.  New technology
UPSIDE RISK / OPPORTUNITIES
5
(Earnings: R500m+
NPV: R1bn+)
M18
M11
H6
H3
H1
4
(Earnings: R100m - R500m;
NPV: R500m - R1bn)
M20
M14
H9
H4
H2
3
(Earnings: R50m - R100m;
NPV: R100m - R500m)
L22
M19
M12
H7
H5
2
(Earnings: R10m - R50m;
NPV: R10m - R100m)
L24
M21
M15
M13
H8
1
(Earnings: < R10m+
NPV: < R50m+)
L25
L23
M17
M16
M10
1
rare
2
unlikely
3
possible
4
expected
5
almost
certain
LIKELIHOOD
IMPACT/
CONSEQUENCE/
PROFIT
1
3
2
4
Existing opportunity –
no movement
Understanding Harmony
L: Low
M: Medium
H: High
L: Low
M: Medium
H: High

44  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Our risk proﬁle contains potential events and/or factors that pose both a threat as well as an opportunity. These downside and upside risk factors are all duly taken into account in our day-to-day business activities and their recognition plays an integral role in the formation and management of our group strategy.
Risk/Opportunity
Context
Mitigation
Link to strategy
Labour disputes/
labour unrest
In South Africa unstable labour
relations are one of the largest
risks facing the mining industry as
a whole. In recent years there has
been an increase in inter-union
rivalry and prolonged strikes for
higher wages. If unmanaged this
could result in industrial action,
as well as work stoppages and
increased indebtedness for our
employees, which could further
aggravate the problem.

In Papua New Guinea we face
both labour and landowner unrest.

Apart from the effect this has
on our relationships with our
employees and communities, it
also has the potential to decrease
our production, lead to damage
to our assets and increase the
need for security because of
increased safety risks.

In addition, prolonged strikes
can have adverse ﬁnancial
impacts on employees,
Harmony and the surrounding
communities – something
that undermines our work to
bring economic stability to the
environments where we work.
This is a risk where we believe
that the key to effective
mitigation lies in relationships.
In South Africa, we have
on-going engagement with
organised labour, at both mine
and company level, and take a
pro-active approach to addressing
employees’ concerns. In
consultation with the Chamber of
Mines and other gold producers,
we pro-actively seek to address
labour-related issues to arrive
at solutions which will serve
the industry as a whole – while
being sensitive to the long-term
sustainability of producers as well
as the needs of the workforce.
These considerations will again
be relevant to the 2015 wage
negotiations in South Africa. We
furthermore have contingency
plans in place which could be
called upon in the event of strike
action – such plans address,
inter alia, potential safety threats
as well as short-term cost
curtailment measures.

We also embarked on a
consultation process on the
Employee Relations Policy
Framework. In Papua New
Guinea we continuously engage
with all stakeholders, including
employees, provincial and local
government, landowners and
regulators.
For more on this see page 79.
There is no question about the
importance of this risk to our
strategy – we cannot achieve
any of our objectives without
the support of the people of
Harmony. By maintaining a stable
workforce we are able to provide
our employees with decent
working conditions, while also
being able to work consistently to
achieve our strategy.
MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  45
Risk/Opportunity
Context
Mitigation
Link to strategy
Not achieving
our operational
objectives
While the risk exists that we
may not meet our operational
objectives it is something we
monitor closely. In particular,
unplanned events, operational
results, cash ﬂows and gold
price ﬂuctuations can all affect
our ability to meet our strategic
objectives, and so are factors that
we watch carefully. Apart from the
long-term impact of not meeting
objectives on our strategy and
sustainability, it can also affect
our ﬁnancial results and investor
conﬁdence, and could eventually
lead to mine closures.
During FY15 we continued
with the identiﬁcation and
implementation of initiatives
to improve productivity. This,
coupled with stringent cost and
capital control measures and the
continued focus on engineering
risks will remain an on-going
process.

During the year we completed a
life-of-mine optimisation process
which resulted in greater focus
on mining proﬁtable and higher
grade areas at our South African
operations.

We responded to a lower gold
price by rationalising our assets
and restructuring our portfolio.
We will continue to improve the
performance of our assets by
focusing on mining only safe,
proﬁtable ounces. For more on
this refer to page 120 of the
Operational Performance section
of this report.
Ultimately, Harmony needs to be
a successful, resilient business
before it can be a responsible
corporate citizen and employer of
choice. As a result, achieving our
operational objectives is the crux
of our strategy, as it allows us to
strengthen and grow our business
and to ultimately share the
rewards with our stakeholders.
Ability to attract
capital in a low gold
price environment
In order to grow our business we
need to be able to fund projects
and capital expenditure. While
the mining industry is currently
experiencing a cyclical downturn,
the challenges of raising capital
are exacerbated by rising costs,
a global lack of appetite for gold
investments and investors’ focus
on capital discipline and cash
margins.

The South African socio-economic
climate furthermore creates
uncertainty for investors, and
while commodity prices remain
low we may struggle to remain
competitive – all this can impact
our long-term investment case and
stunt our ability to create value.
To keep our cash ﬂow healthy,
a variety of mitigating actions
are considered. These include
focused efforts to achieve our
operational objectives, as noted
in the previous risk, as well as
monitoring of capital markets
for opportunities. While our
focus remains on mining only
safe and proﬁtable ounces, we
also evaluate other strategic
solutions to unlock the value of
our existing assets – strategies
which need to respond to share
price pressures and our ability to
continue the funding of existing
and future expansion and
exploration projects.
The ability to raise funding is
integral to our strategic intent
of growing our business and to
maintain our ability to create value.
Understanding Harmony

46  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Risk/Opportunity
Context
Mitigation
Link to strategy
Safety
Deep-level mining has inherent
safety risks. We prioritise safety
primarily to protect our people,
who are at the centre of all we
do at Harmony. Apart from the
effect safety has on our employee
mindsets and productivity, it also
has the potential to affect our
reputation, stop production, lead
to litigation and decrease the
overall value of Harmony. We view
safety as an opportunity to engage
with many key stakeholders,
particularly our employees, and to
entrench our values.
Safety is one of our ﬁve fundamental
values, making it the basis of all we
do. Apart from the everyday safety
procedures we have in place, we also
engage with employees regularly on
the topic through training sessions
and open discussions.

We maintain a risk-based safety
management system that is
integrated into our daily work
philosophy and we continuously
adopt the industry’s leading
safety practices.

We also believe that if an incident
happens it is best to learn from it.
As a result our safety department
veriﬁes and evaluates every injury
on an on-going basis. In addition,
we have also standardised auditing
and reporting of physical conditions
at workplaces.

For more on this refer to page 61 of
the Safety and Health section.
Safety is integral to the
sustainability of our business – it
helps foster our relationships
with employees, maintain stable
production and retain our licence
to operate. It is a feature of our
values, our material issues and
underlies our strategy.
Consistency of
electricity supply
Mining is an energy-intensive
industry and the cost of energy
is material to our total cost
base. Our risk related to South
Africa’s energy crisis is two-fold.
Firstly, the rising cost of energy
is placing more pressure on our
margins. Secondly, the reliability
of uninterrupted supply threatens
the achievement both of our safety
and of our production targets.
While we continue with efforts
to focus on the reduction and
optimisation of our energy
consumption, we are also
implementing load shifting
opportunities which can be
implemented with the least
disruption to our operations
and employees.

Various efforts are under way
to identify alternative sources
of energy, including renewable
energy in our energy portfolio.

Our efforts to secure sustainable,
reliable and cost-effective energy
expand to active participation
in collaboration with the South
African Minister of Energy to
implement a ﬁve-point plan
aimed at stabilising the country’s
electricity supply risks.

For more detail, see page 104 of the
Environmental Performance section.
Mining safe, proﬁtable ounces
is integral to the sustainability
of our business. Thus, securing
energy in a sustainable, cost-
effective and uninterrupted
manner speaks directly to our
business goals and strategy.
MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  47
Risk/Opportunity
Context
Mitigation
Link to strategy
Socio-economic,
political and
regulatory changes
It is imperative to our business
that we maintain our licence
to operate. This means that
we need to stay up to date
and comply with all necessary
socio-economic, political and
regulatory changes in both South
Africa and Papua New Guinea.

In South Africa these regulations
include existing and new labour
legislation, political and regulatory
changes, and Mineral and
Petroleum Resources Development
Act amendments, among other
regulatory requirements.

In Papua New Guinea, we adhere
to local legal and ﬁscal framework
changes, while also addressing
increased socio-economic
investment expectations.

Not meeting these requirements
could impact our reputation
and investor conﬁdence in our
business. It could also mean that
we need to pay ﬁnes for non-
compliance or that we could lose
our licence to operate.
We believe that the key to
mitigating this risk is to develop
and maintain healthy relationships
with the parties involved, so as
to always understand what is
expected from us. For more on
our stakeholder engagement
during the year see page 52.

In South Africa, we have regular
interactions with the regulator
as a contribution to inﬂuencing
legislation as well as regular
meetings with community leaders
to address community concerns.
In addition we align our social
and labour plans with municipal
Economic Development Plans,
and we keep organised labour
abreast of developments in
labour legislation.

During FY15, the Department
of Mineral Resources and the
mining industry agreed to seek
a declaratory order from a
South African court to address
a difference of opinion on how
some black empowerment
transactions are recognised.
Harmony is part of this pro-active
collaboration and we believe that
our performance in terms of each
of the nine pillars set out in the
Mining Charter illustrates that we
do more than just comply.

In Papua New Guinea, the
Morobe Mining Joint Ventures,
Harmony and the local Chamber
of Mines collectively participate in
industry consultation.
Maintaining our licence to
operate is a material issue for us,
as we recognise the requirements
of South Africa and Papua New
Guinea, and strive to be a socially
responsible company. In addition,
maintaining our right to mine is
at the heart of our strategy, as it
allows us to continue operating
and building a sustainable
business that shares the beneﬁts
we create.
Understanding Harmony

48  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Risk/Opportunity
Context
Mitigation
Link to strategy
Major infrastructure
incidents
As a mining company, we rely on
large infrastructure in order to
maintain operations at our mines.
Any breakdowns or infrastructure
failures have the potential to
cause production losses and
expensive damage that could take
time to repair as well as threaten
the safety of our employees.
We spend a considerable amount
of time on the maintenance
of infrastructure to proactively
address any potential problems.
During the prior ﬁnancial
year, we strengthened our
senior engineering capacity
and improved our operational
risk management processes.
Furthermore, in line with our
focus on engineering risks,
we implemented a holistic
engineering strategy during the
year under review. For more on
this see page 121.
Much like achieving our
operational objectives, avoiding
major infrastructure incidents
relates to the everyday business
side of our strategy – the only
way to ensure a sustainable
business is to continue mining
daily, and we require functional,
safe infrastructure to do so.
Growing the
company for future
ounces
A risk facing any mining company
is that of sustainable production
and of maintaining reserves and
resources. Harmony is no different
and we use exploration as an
opportunity to improve our future
production. However, we are
aware of and need to manage the
opportunity loss associated with
not increasing our ore reserves
sufﬁciently. Also, we face the risk
that exploration may not result in
a reserve base increase. All of this
can affect investor conﬁdence in
us and our growth strategy.
We face this from various sides.
In order to maintain a competitive
advantage, we aim to be one of
the lowest cost producers
(R/tonne) in the sector. In ensuring
that exploration leads to sufﬁcient
resources, we have established
a new business team to review
and recommend opportunities
to the board as well as scientiﬁc
targeting of exploration targets
and professional exploration
teams. During the year under
review we established an
exploration joint-venture with a
junior mining company adjacent
to one of our Free State mineral
rights areas. This joint venture will
aid us in growing our company in
an economical manner.

In Papua New Guinea, we are
actively pursuing the development
of the Golpu project in order
to gain exposure to copper. In
South Africa we are evaluating
opportunities where we can exploit
our existing operating strengths
while diversifying. Furthermore, we
will continue to focus on mining
only safe, proﬁtable ounces.

For more on this, see the sections
in this report entitled Projects
and Exploration on page 153 and
Resources and Reserves on
page 159.
In order to remain globally
competitive (our ultimate strategic
goal), we must continue to have
available proﬁtable reserves and
resources to mine. By focusing
on exploration to secure quality
tonnages, we are able to do this.
MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  49
Risk/Opportunity
Context
Mitigation
Link to strategy
Potential liability
for occupational
health diseases
This is another industry-wide
issue that we, as well as our
South African peers, face with
regard to work-related illnesses,
such as silicosis. The risk is two-
fold. Firstly, we need to address
what has happened in the past.
Secondly, we work now to
mitigate occupational health risks
to ensure that this risk does not
continue into the future.
We mitigate our health risks
through a pro-active health
strategy as well as an at-work
management programme.

During the year Harmony and
industry peers continued with
efforts to develop a long-lasting
solution to address the socio-
economic impact of silicosis.

For more on this see page 69.
Much like the nature of this risk,
the impact it could have on our
strategy is two-fold. Firstly, our
people are at the heart of our
business and we want to do all
we can to ensure they remain
healthy. Secondly, the potential
liability could decrease our cash
ﬂow and make us less resilient in
the future.
Gold price and
foreign exchange
ﬂuctuations
(varying from
planned levels)
We are highly geared to the
gold price and foreign exchange
ﬂuctuations. An improvement
in the gold price provides an
immediate advantage, while lower
gold prices decrease our margins.

Our ability to deliver on
production and growth targets to
counter lower commodity cycles
is important.
Mitigation includes conservative
planning parameters with
re-designed planning processes
to focus on de-bottlenecking
and optimisation.

Mitigation also includes
the rescheduling of capital
expenditure and ensuring that
sufﬁcient funding facilities exist.
Ultimately, Harmony needs to be
a successful, resilient business
before it can be a responsible
corporate citizen and employer
of choice. As a result, being
proﬁtable and achieving our
operational objectives are the crux
of our strategy, as they allow us to
strengthen and grow our business
and, ultimately, to share the
rewards with our stakeholders.
Productivity
To be a successful business,
we need to produce enough
gold to be proﬁtable. This
relates to productivity which
is affected, in simple terms,
by labour. If we have enough
skilled, healthy, motivated and
safe working labour, we are
able to produce our targeted
gold production. In addition, we
focus on infrastructure, technical
efﬁciencies and safe
working areas.

Productivity is both a risk and
an opportunity for Harmony.
If well-mitigated/managed it
means we are able to produce
volumes that are either in line
with or above expectations. This,
in turn, strengthens our business.
However, if we produce below
target it can destabilise our
business, and make it harder for
us to reach other business targets.
As a result it is essential that we
are producing enough tonnes or
ounces per person working.
This is a complex risk, and we
therefore mitigate it in various
ways. These include a proactive
health strategy and at-work
management programme. See
page 65 in the Safety and Health
section for more on this.

As with many of our risks
we recognise how important
relationships are in managing
productivity and we work with
both organised labour and our
employees to prevent absenteeism.
A stable workforce enables
sustainable productivity which
is imperative for achieving our
business goals.
Understanding Harmony

50  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Risk/Opportunity
Context
Mitigation
Link to strategy
New technology
New technology provides us with
an opportunity to increase our
competitive advantage and make
our business model more resilient
as we move into the future.
For example, we can use new
technology to respond to cost
pressures such as electricity tariff
increases and labour, which will
allow us to make our production
and costs more efﬁcient. This, in
turn, can help us increase revenue
and share more beneﬁts.
Ways in which we are working on
capitalising from new technology
include safety improvements,
energy efﬁciency, alternative
energy mix, water conservation
technology, nuclear radiation
rehabilitation and we also
continue to evaluate new mining
methods. For more on this, refer
to page 65 of the Safety and
Health section, page 112 of
the Environmental Performance
section and page 120 of the
Operational Performance section
of this report.
Every one of our strategic
objectives can be enhanced by
embracing innovation through
new technology which will
increase efﬁciencies, productivity
and safety.
For more detailed information pertaining to risk factors and their potential impact see the Form 20-F as ﬁled with the United States’
Securities Exchange Commission at www.harmony.co.za/investors/reporting/20f
MATERIAL
ISSUES
Our process of determining material issues emanates from our risk management process. We combine this with the Global Reporting
Initiative’s materiality assessment, in which we perform a gap analysis and benchmark against our peers to determine our key indicators. In addition, we consider those indicators that are most closely related to our values and strategy. From this process, we have derived the following ﬁve material issues, which encompass most of our key risks while also addressing our values.
1. Keeping our people safe and healthy
People are at the centre of our business. While we have made signiﬁcant progress in recent years in improving safety and health underground, safety remains a priority for us. Measured in terms of fatalities, Harmony achieved the best safety performance recorded in 14 years. The fatal injury frequency rate for our South African operations decreased by 61% to 0.11 per million hours worked (FY14: 0.28). The fatal injury frequency rate for the Papua New Guinea operations for the year was 0.22 (FY14:0.00) per million hours worked. The lost-time injury frequency rate for the South African operations was 9.57 per million hours worked
(FY14: 8.09), a deterioration of 18%, mainly as a result of the Kusasalethu ﬁre incident where 152 people were classiﬁed as lost time injuries, while that for the Papua New Guinea operations was 3.79 (FY14: 0.00). In all, 24 514 shifts were lost due to occupational injury in South Africa (FY14: 25 338) and 24 in Papua New Guinea (FY14: 0). We will continue with a pro-active people-focused approach, placing attention in the areas of training and communication to entrench safe behaviour in the workplace.
We understand the need to make further safety advances by applying new technology and/or by advancing protection equipment.
Physical danger is not the only threat to our employees who also face occupational health risks from working underground. We address all operational health risks and offer treatment for a variety of other health problems. We believe that prevention is better than cure and our pro-active health strategy and programmes are integrated and holistic. Our aim is to ensure our employees return home safely and in good health. For more on safety and health see page 58.
Relevant Global Reporting Initiative indicators: Occupational health and safety (G4-LA6, G4-LA7)
Related values: Safety, Accountable, Connected
Related key risks/opportunities: Safety, potential liability for occupational health diseases, achieving our operational objectives, productivity
MANAGING OUR RISKS AND OPPORTUNITIES CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  51
MATERIAL ISSUES CONTINUED
2. Achieving our business objectives
The success of our core business drives what we do and what we are able to do. This does not mean that we are focused only on short-term success. As explained in the section Our Strategy and Investment Case (see page 25), our aim is to create a viable business for years to come. As a result, we also consider our future objectives, such as using technology and innovation, diversifying our resource base, and ensuring we have projects in place to sustain and grow our production.
Relevant Global Reporting Initiative indicators: Economic performance (G4-EC1, G4-EC7, G4-EC8)
Related values: Accountable, Achievement
Related key risks/opportunities: Safety, achieving our operational objectives, discovery/ acquisition of quality ore reserves, ability to attract capital in a low gold price environment, new technology, productivity improvements
3. Maintaining stability in our workforce
Amid a potentially fractious industrial relations environment in the South African mining industry, we focus on having positive and open relationships with our employees and the trade unions that represent them. By fostering conversation, we understand and are able to address grievances before industrial action. The beneﬁts of a stable industrial relations climate are extensive. We want to create workplaces where employees feel safe, respected and valued. A stable workforce contributes to our aim of meeting our business objectives, as it results in lower employee turnover and stabilises production. The beneﬁts of this are shared with employees through production bonuses, reward and recognition programmes and the employee share ownership scheme. For more on these see page 78.
Relevant Global Reporting Initiative indicators: Labour/management relations (MM4), Employment (G4-LA1)
Related values: Honesty, Connected and Accountable
Related key risks/opportunities: Labour disputes/ labour unrest, safety, achieving our operational objectives
4. Protecting our licence to operate
To be a successful company, we need to earn and retain our right to mine. This requires a clear understanding of local legislation and regulations, as well as solid relations with government, communities, industry bodies and local business partners. We seek more than compliance: we will transform our workforce, ensure good corporate governance, and be a responsible corporate citizen. For more on our compliance see page 179.
Relevant Global Reporting Initiative indicators: Diversity and equal opportunity (G4-LA12), Local communities (G4-S01),
Environmental compliance (G4-EN29)
Related values: Accountable, Honesty
Related key and/or opportunities: Socio-economic, political and regulatory changes
5. Managing our impact
The resources available to our business are ﬁnite and we respect this. We are environmentally responsible through careful monitoring of our consumption, emissions and impact. Our commitment to improving health and safety speaks to our need to protect human resources, while our training and development programmes highlight how we encourage each employee to learn and grow their skills. Responsible resource management is also crucial to our socio-environmental rehabilitation planning. While our mines are operational, we want to do all we can to improve the living conditions of employees and communities, and to bolster both socio-economic and ecological developments, so that when our mines close we will leave behind us viable communities able to support their economies and which are not plagued by environmental or health issues. This entails planning now, ahead of mine closure, and is something we are constructively working towards. For more on our skills training and rehabilitation initiatives see pages 81 and 116 respectively.
Relevant Global Reporting Initiative indicators: Energy (G4-EN5), Efﬂuents and Waste (G4-EN22, G4-EN23, G4-EN24, MM3),
Local communities (G4-S02, MM6, MM7)
Related values: Safety, Accountable, Honesty
Related key risks/ opportunities: Major infrastructure incidents, socio-economic, political and regulatory changes
Understanding Harmony

52  Harmony Gold Mining Company Limited Integrated Annual Report 2015
STAKEHOLDER
ENGAGEMENT
WHY THIS IS MATERIAL TO HARMONY
To be a proﬁtable, responsible and sustainable business we must have mutually beneﬁcial and sustainable relationships with our various stakeholders. In pursuit of this, we believe it essential that we understand and meet our stakeholders’ needs where possible.
Effective engagement is essential to the establishment of such mutually beneﬁcial and sustainable relationships.
Relevant material issues:
•
Maintaining dialogue and promoting stable relations in our workforce
•
Engaging with our shareholders to create an understanding of the company’s investment case
•
Protecting our licence to operate
•
Ensuring that host communities have a voice in our business
•
Ensuring alignment with government imperatives as they relate to our business
OUR APPROACH TO STAKEHOLDER ENGAGEMENT
To Harmony, stakeholder engagement is not just about policies and guidelines. Effective stakeholder relations are about building lasting relationships, and making a meaningful contribution to the communities and countries in which we work.
Our stakeholders include, but are not exclusively, shareholders, our employees and contractors, communities in the areas in which we operate, trade unions, government regulatory bodies, suppliers, analysts and the media.
The primary aim of communicating with stakeholders is, simply, to share and gather information to inform our business decisions.
This communication is guided by both our values and our strategic intent:
•
Improve the lives of host communities/stakeholders through participation in appropriate programmes or projects
•
Find solutions to the various challenges facing our society and host communities, including unemployment and lack of economic activity, by collaborating with stakeholders and forming meaningful partnerships
•
Find a balance between the expectations of stakeholders and shareholders
Our communication with stakeholders is inclusive, so that this communication is:
•
Meaningful, and addresses what is material to stakeholders
•
Complete, so that we understand the views, needs, perceptions and expectations linked to issues that stakeholders view as material
•
Responsive, so that we respond to material issues timeously, coherently and appropriately
Our approach to communication, with internal and external stakeholders, is integrated into the way we do business.
Stakeholder relations are an integral part of our business and shape our actions in determining strategy, addressing problems, and allocating resources.
Effective stakeholder engagement helps us better manage risks, opportunities, and enhances the company’s reputation, which is essential to the long-term sustainability of Harmony. Furthermore, effective, meaningful stakeholder engagement contributes to our store of knowledge as a company and provides information which leads to improved decision-making processes.
Every executive member of Harmony is involved in building and maintaining stakeholder relationships – both internal and external.
The board social and ethics committee oversees stakeholder relations, while the board itself monitors relations with stakeholders.
OUR STAKEHOLDERS
Our engagement complies with relevant legislation and standards, including ISO 14001, OHSAS 18001 and ISO 9000. Using our stakeholder engagement policy and strategy we identify various stakeholders, internal and external, across our business process.
In conjunction with this, and in line with ISO 14001 implementation, a formal stakeholder analysis was conducted using experienced, external social consultants. From these two processes, we developed the following stakeholder map.

Harmony Gold Mining Company Limited Integrated Annual Report 2015  53
OUR ENGAGEMENT IN 2015
Below, we have detailed our communication with key stakeholders, highlighting their expectations as communicated to us, the speciﬁc beneﬁts to be gained from effective communication and information on our interaction with each stakeholder during the year. In all our engagements with stakeholders, we strive for communication that is regular, consistent, relevant and transparent.
Shareholders
Employees
and contractors
Providers
of capital
Trade
unions
Media and
analysts
Host
communities/
neighbours
Partners,
customers and
suppliers
Industry
bodies
Government
and regulators
OUR
STAKEHOLDERS
Internal stakeholders
External stakeholders
“OUR STAKEHOLDER
ENGAGEMENT IS ABOUT
MORE THAN POLICIES
AND GUIDELINES,
IT IS ABOUT
BUILDING LASTING
RELATIONSHIPS AND
MAKING MEANINGFUL
CONTRIBUTIONS.”
Understanding Harmony
SHAREHOLDERS
Expectations: Consistent returns and growth in investment directly and relative to peers, timely and transparent disclosure on objectives, performance and expectations.
Beneﬁts of engagement: Share price resilience, continued investment, creating an understanding of the company’s short- and long-term objectives; open, on-going conversation allows us to deal with any concerns or queries at an early stage.
Discussions during the year: Shareholders asked questions pertaining to planned and on-going restructuring, expectations on wage negotiations, impact of power supply restrictions in South Africa, clarity on changes to grade and planned improvements, production, safety, Harmony’s strategy, our ability to fund Golpu, and sustaining cash ﬂows.
How we engage
How often
Information and compliance releases through the Stock
Exchange News Service of the Johannesburg Stock Exchange
and through the Electronic Data-Gathering, Analysis and
Retrieval system of the United States Securities and Exchange
Commission
As required and on-going
Harmony and related South African gold mining industry
websites (www.harmony.co.za, www.thisisgold.co.za and
www.goldwagenegotiations.co.za)
On-going
Releases and information sent to the shareholder database
On-going
Results presentations and webcasts
Quarterly
Ad hoc presentations on speciﬁc issues
As required
Conferences
Throughout the year, the chief executive ofﬁcer and senior
executives present the Harmony story at global conferences
and/or by means of virtual conferences.

54  Harmony Gold Mining Company Limited Integrated Annual Report 2015
How we engage
How often
Investor roadshows
Throughout the year. Travel has been reduced in line with our cost-saving initiatives. More regular calls (conference and/or one-
on-one) have been set up to compensate for not having meetings in person (especially as it relates to international investors). We have also explored participation in virtual conferences.
Documents and correspondence sent by post and e-mail Quarterly and as required
Conference calls On-going
One-on-one meetings On-going
Integrated report Annually
EMPLOYEES AND CONTRACTORS
Expectations: A safe, stimulating and rewarding work environment that offers opportunities for personal and career development.
Beneﬁt of engagement: A more-engaged organisation with a clear vision, fewer strikes, high levels of productivity, low turnover.
Discussions during the year: In our engagements with employees the following issues have been raised and discussed – safety and health, operational challenges, asset optimisation, productivity improvements, recognition and rewards, wage negotiation demands, and opportunities at other Harmony mines.
How we engage
How often
Employee engagement surveys Annually
Meetings with organised labour On a regular basis
General manager’s presentations to all mine employees Quarterly
General manager’s mass meetings Monthly
Chief executive ofﬁcer roadshows to all our operations Every six months
Future forums, mass meetings, work groups On-going
Workshops As required
Newsletters, mine TV, podcasts, text messages, posters, emails, intercom system, desktops, screen savers and signage
On-going
Harmony website (www.harmony.co.za)
On-going
Twitter Daily
Intranet (local, internal Harmony internet) On-going
Company emails Weekly
Sport at shafts (such as cricket, soccer, netball or rugby) is used to share information and build relationships
On-going
Shaft and cultural events
When required
Briefs or memos When required
Communication campaigns When required
Suggestion box at all operations Weekly
Community media houses (newspaper and radio) When required
Harmony and related South African gold mining industry
websites (www.harmony.co.za, www.thisisgold.co.za and
www.goldwagenegotiations.co.za)
On-going
GOVERNMENT AND REGULATORS
Expectations: Compliance to host country legislation, cooperation and continual improvement and contribution to national policy formulation.
Beneﬁt of engagement: The regulator and Harmony are better able to engage and reach agreement on compliance and our licence to operate.
Discussions during the year: During engagement with the government and regulators this year certain regulatory matters were brought to our attention and we were encouraged to participate in joint initiatives, such as the Deputy President’s Framework Agreement for a
Sustainable Mining Industry. We were also closely involved in inﬂuencing legislative changes such as those proposed to the Mineral and
Petroleum Resources Development Act, environmental management plans, the National Environmental Management Act, etc.
STAKEHOLDER ENGAGEMENT CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  55
How we engage
How often
Industry bodies
As an active member of the Chamber of Mines, Harmony contributes to policy formulation
Personal interaction Dedicated senior executive responsible for government relations
Harmony website (www.harmony.co.za)
On-going
INDUSTRY BODIES
Expectations: Mutually beneﬁcial relationships founded on integrity, constructive engagement and mutually beneﬁcial outcomes.
Beneﬁt of engagement: Firm understanding of our industry and our place in it.
Discussions during the year: During the year under review we worked closely with the Chamber of Mines regarding changes to the Mineral and Petroleum Resources Development Act, we partnered with them and other gold mining companies for a joint communication campaign during the wage negotiations and seeking a declaratory order in respect of the ownership requirement as per the Mining Charter.
How we engage
How often
Conferences Quarterly
Presentations On-going
Workshops As required
Meetings, for special interests such as wage negotiations As required
Harmony website (www.harmony.co.za)
On-going
SUPPLIERS OF GOODS AND SERVICES
Expectations: Mutually beneﬁcial relationships founded on equal opportunity and integrity.
Beneﬁt of engagement: Reliable supply chain management. Sustaining solid working relations cements current partnerships and paves the way for future work and a continuous supply of goods and services at the best price.
Discussions during the year: We have engaged with suppliers this year on curbing annual increases and to ensure that their processes are in line with our human rights and environmental standards, our code of ethics and our empowerment requirements.
How we engage
How often
Presentations On-going
Workshops As required
Harmony website (www.harmony.co.za)
On-going
Harmony Enterprise Development Centres On-going
Written communication As required
Contractual negotiations As required
Face-to-face interaction On-going
Requests for quotations and tenders As required
HOST COMMUNITIES, LABOUR-SENDING AREAS AND NEIGHBOURS
Expectations: Mutually beneﬁcial relationships founded on shared goals, constructive engagement and long-term commitments.
Beneﬁt of engagement: Stable community relations, increased opportunity to make a meaningful difference through appropriate corporate social investment projects, clarity in respect of expectations versus Harmony’s commitments to its host communities.
Discussions during the year: The most important issues raised by our communities and local government are questions relating to our corporate social investment projects, social and labour plans, job creation, training and the like. In addition, issues/concerns raised regarding our mining activities were discussed and addressed. Major environmental changes or operational changes that will have an impact on the environment were also discussed with surrounding communities. We use all of this to inform our planning for the future.
For more on our community relations see page 87.
How we engage
How often
Conferences Quarterly
Presentations On-going
Workshops As required
Community radio and billboards As required
Harmony website (www.harmony.co.za)
On-going
Contractual negotiations As required
Face-to-face interaction On-going
Understanding Harmony

56  Harmony Gold Mining Company Limited Integrated Annual Report 2015
STAKEHOLDER ENGAGEMENT CONTINUED
MEDIA AND ANALYSTS
Expectations: Mutually beneﬁcial relationships founded on mutual respect, open conversation and constructive engagement.
Beneﬁt of engagement: Allows outsiders to understand Harmony’s story.
Discussions during the year: Most questions related to results announcements, labour, wages, costs, grade and environmental issues.
How we engage
How often
Information and compliance releases via the Stock Exchange
News Service of the Johannesburg Stock Exchange and via the
Electronic Data-Gathering, Analysis and Retrieval system of the
United States Securities and Exchange Commission
On-going and as required
Harmony website (www.harmony.co.za)
On-going
Presentations Quarterly and as required
Conference calls On-going
One-on-one meetings On-going
E-mail On-going
Face-to-face interaction On-going
TRADE UNIONS
Expectations: Mutually beneﬁcial relationships founded on openness and integrity.
Beneﬁt of engagement: Constructive engagement to understand issues raised by both the employer and the unions and a willingness to resolve these issues.
Discussions during the year: Our engagement with various unions during the year encompassed the recognition of the Association of
Mining and Construction Union, de-recognition of the National Union of Mineworkers at Kusasalethu and the transfer of employees from closed shafts to Harmony mines in build-up.
How we engage
How often
Wage negotiations Every second year
Operational negotiations or consultations As required, but at least monthly
Presentations Quarterly
Meetings On-going
Committees, dealing with issues such as health, safety and
employment equity
On-going, but at least monthly
Harmony website (www.harmony.co.za)
On-going
BANKS/FINANCIAL INSTITUTIONS
Expectations: Debt investors expect to be rewarded with interest and protected by the certainty that debt covenants will be met.
Beneﬁt of engagement: Access to affordable funding, healthy relationships allowing on-going, honest conversation that provides stability.
Discussions during the year: The issues that dominate our discussions with banks/ﬁnancial institutions tend to be cash ﬂow generation, management’s response to challenges, updates on operational results, possible corporate action, future strategy, management structures, as well as our future business plans, including the Golpu project.
How we engage
How often
Financial reporting Quarterly
Presentations, press releases and the Johannesburg Stock
Exchange’s Stock Exchange News Service
As required
Meetings and discussions As required
Harmony website (www.harmony.co.za)
On-going

HARMONY IN
ACTION
HARMONY IN ACTION
Safety and health
58
Employees and communities
76
Environmental performance
100
Operational performance
120
Projects and exploration
153
Resources and reserves
159
Mining Charter compliance
168
Harmony Gold Mining Company Limited Integrated Annual Report 2015  57

58  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Achievements
Challenges
•
Measured in terms of fatalities, best safety performance
recorded in 14 years
•
Participation in an industry working group to address
issues relating to compensation and medical care for
occupational lung disease in the gold mining industry in
South Africa
•
Moved away from the historic mine hospital-centric,
health service delivery model which is curative in
nature, to a more pro-active, preventative model
of health service delivery. We have seen signiﬁcant
beneﬁts, such as decreased absenteeism, hospitalisation
and medical mortality. Tuberculosis rates have also
decreased dramatically, while awareness of the human
immunodeﬁciency virus exceeds the national average. See
page 67 for more information
•
Collaboration with peers in the industry on various
government structures to ensure that there is a robust
effective mechanism in place to address silicosis-related
challenges
•
Behavioural aspects in breach of compliance with
standards
•
Operational stoppages such as section 54/55 instructions
continue to hamper production
•
Unhealthy behaviour and lifestyles which predispose
employees to chronic diseases
•
Although tuberculosis rates have declined, it remains one
of our top ﬁve health risks
WHY SAFETY AND HEALTH ARE MATERIAL TO HARMONY
Relevant material issues:
•
Keeping our people safe and healthy
•
Protecting our licence to operate
At Harmony, the safety and health of our employees and contractors is not only a moral imperative but essential for creating a sustainable, responsible business. Safety, one of our ﬁve values, is a key priority. Without a safe and healthy workforce, we cannot be productive and proﬁtable. We aim to eliminate and prevent all fatalities and work-related injuries and illnesses by promoting a culture that gives priority to health and safety.
LINKS TO RISK
SAFETY
RISK
MATERIAL
ISSUES
Loss of life
Reputation
Litigation
Production losses
Stakeholder relations
OUR APPROACH
Both our occupational health and safety policy and our health and safety management framework are aligned with the Mine
Health and Safety Act in South Africa and mine health and safety legislation in Papua New Guinea. Representatives from all levels of management, union and government are encouraged to participate actively in our health and safety framework. The relevant strategy is guided by our health and safety policy.
Health and safety committees are in place at all our operations to ensure the active participation of all employees in safety management. Safety and health are also agenda items at all union and management engagements. There are currently 34 full-time
SAFETY
AND HEALTH

Harmony Gold Mining Company Limited Integrated Annual Report 2015  59
health and safety stewards at our South African operations (FY14: 42). The decrease in number can be attributed to the closure of
Target 3 and the downscaling of the workforce at several operations following the revision of production plans aimed at restoring these operations to proﬁtability. Our operations have a sufﬁcient number of full-time stewards to deal appropriately with health and safety concerns. The technical committee, on behalf of the board, is responsible for approving and monitoring compliance with our safety and health policy. The social and ethics committee oversees public safety on behalf of the board. Quarterly reports on health and safety are provided to these board committees.
Safety performance, a key performance indicator for management, is monitored to determine remuneration in terms of the safety-
related bonuses to be paid.
SAFETY
SAFETY STRATEGY – SOUTH AFRICA AND PAPUA NEW GUINEA
We aspire to zero harm. To achieve this goal, continuous improvement in our safety performance is required. At Harmony, we have a co-operative approach to safety to ensure that the necessary infrastructure and systems are in place; from planning to communication and training. While management holds legal responsibility for safety, in reality it is up to management and employees to take joint responsibility for their actions, to stop work when they believe that a workplace is unsafe and/or to prevent others from acting in an unsafe manner. Continual reinforcement of safe behaviour in the workplace is overseen by line managers and supervisors.
Operations have introduced site-speciﬁc safe behaviour initiatives as well as behaviour re-enforcement programmes.
The safety strategy can be divided into three categories – short term, medium term and long term.
The short-term strategy comprises visible felt leadership, communication and report reviews:
•
Visible felt leadership
Leadership is expected to conduct at least two underground/workplace visits per week, including irregular (shifts outside normal working hours) shifts. Visits to high-risk workplaces are prioritised, while training and coaching are guiding principles during the visits.
•
Communication
Safety is a standard agenda item at all meetings throughout the company. Improved safety awareness through pro-active communication at weekly team leader workgroups meetings with the general manager at each mine; the on-going broadcast of safety messages on mine televisions that are placed throughout our operations (surface and underground); and weekly
•
Value-based
culture – assessed
and measured
•
Leadership
•
Communication
•
Visible awareness
•
Award and recognition
•
Involvement of all stakeholders
•
Harmony branding
•
Safe behaviour programmes
•
Focused strategies to address fatal risks
•
Occupational health and safety management system (OHSAS18001)
•
Standards, procedures and communities of practice
•
Quality training (ISO 9001 and MQA accredited)
•
Auditing and control
•
Implementation of leading practices
•
Mine design and layout
CULTURE
TRANSFORMATION
BEHAVIOUR
DESIGN,
IMPLEMENT
AND CONTROL
PEOPLE
FOCUS AREAS
PROCESS

SYSTEMS
AND
STANDARDS

To create a culture where health and
safety is the first priority
OUR HEALTH AND SAFETY STRATEGY MODEL
Harmony in action

60  Harmony Gold Mining Company Limited Integrated Annual Report 2015
SAFETY AND HEALTH CONTINUED
communication meetings between the general manager and safety representatives. Each general manager also attends monthly safety mass meetings at their operation.
•
Report reviews
Weekly reports on the top ﬁve safety risks are made to the general manager of each operation. These reports are reviewed with the relevant supervisors and actions are shared with the mining teams. General managers also review repetitive A-hazards reported during the week. An A-hazard is anything that has the potential to cause harm. If an A-hazard is noticed, it requires immediate remedial action – stop, ﬁx or barricade. Exception reports from the various services departments on A-hazards are submitted daily to all general managers for action.
The senior management team conducts monthly, formal safety reviews to assess all major safety risks at the South African operations.
Each operation provides information on the relevant controls introduced and action plans to address risks identiﬁed to ensure lessons learned are implemented throughout the company.
Part of the short-term safety strategy was the implementation of phase two of the electronic safety management system (Pivot). This system makes safety analyses and trends more readily available to the organisation, enabling more informed decision making and quicker, more pro-active responses to exposures and risks.
The medium-term strategy involves the implementation of the fatal risk management system. Eight fatal risks have been identiﬁed and for which fatal risk standards with measurable critical controls have been drawn up. These fatal risk standards cover areas of fall of ground, underground tramming, electricity, working at heights, winches, mud-rush and inundation, ﬁre prevention and explosives. The standards have been ﬁnalised and signed off by the operational committee at the end of July 2015. The process to roll these standards out across the company commenced in August 2015.
The long-term strategy focuses on industry leading practices, namely:
•
Separating the employee from the risk or hazard through more extensive barrier controls
•
Focusing on embedding a safety-conscious culture
•
Ensuring that people are committed to our values
•
Sharing of information and the adoption of best proven pro-active safety measures
Safety performance at our Papua New Guinea operations is monitored by Harmony’s south east Asia team. Safety managers at the
Papua New Guinea operations report to Harmony’s south east Asia executive committee through regular notiﬁcations and formal monthly reports. This committee in turn reports to the technical committee and the board.
SAFETY PERFORMANCE
Relevant Global Reporting Initiative indicators: G4-LA5, G4-LA6 and G4-LA8
Regrettably there were eight fatalities during the year at our South African operations (FY14: 22) and one fatality at our Papua New
Guinea operations (FY14: 0).
In memoriam
Date
Operation
Name
Occupation
Cause
29 Jul 2014 Doornkop Mhanjelwa Cebani Driller Gravity related fall of ground
25 Aug 2014 Tshepong Mmaneo Florisa Muso Tramming crew supervisor Trucks, tramming and transport
6 Dec 2014 Hidden Valley Maxwell Wari Fitter and turner Trucks, tramming and transport
13 Jan 2015 Kusasalethu Mosoeu Ntsutheleng Team leader Gravity related fall of ground
18 Jan 2015 Masimong Michael Chobeng Team leader Trucks, tramming and transport
4 Apr 2015 Unisel Bernardo Ernesto Cuambe  Engineering Assistant Caught in headgear sheave wheel
30 May 2015 Bambanani Mariselunes Thibello Driller Gravity related fall of ground
14 Jun 2015
Brand 1A Ventilation
Shaft) (closed shaft)
1. Sello Jacob Bobejaan
2. Thapelo Andries
Mofokeng
Security ofﬁcers Overcome by carbon monoxide

Harmony Gold Mining Company Limited Integrated Annual Report 2015  61
SAFETY IN ACTION
Harmony prioritises safety and has a number of measures in place to ensure that safety remains a priority at all levels of the company:
•
Management spends a great deal of time in the workplace coaching employees on ways to work safely. These conversations are shaped by messages agreed by management in consultation with the unions
•
External safety initiatives or leading practices are reviewed and implemented. ‘Champions’ have been nominated for each aspect of leading practice for mining industry occupational safety and health leading practice. Each champion must attend all industry meetings and ensure that all relevant information is disseminated to the operations
•
Comprehensive safety reporting allows us to track incidents, measure safety performance and report back to mines on performance.
An electronic safety management system (Pivot) is used for this purpose as mentioned under the short-term safety strategy
•
Safety roles and accountabilities are clearly deﬁned in job descriptions and used to measure the performance of teams. This ensures that every person at Harmony understands how they can work safely
•
Risk assessments are performed before any work is done and a change management procedure is being aggressively implemented
•
Mining and engineering committees have been established to ensure that company standards on various mining and engineering work are being drawn up, approved and distributed to operations.
Fatalities
FY15
FY14
FY13
FY12
FY11
South Africa
8
22
9
10
15
Papua New Guinea
1
–
–
–
1
Group total
9
22
9
10
16
In line with our values and policies, Harmony provides the family of the deceased with counselling and ﬁnancial assistance. A fund was established in FY14 to support the educational needs of the school-going dependents of all Harmony employees and contractors who lose their lives in the workplace.
The fatal injury frequency rate for our South African operations decreased by 61% to 0.11 per million hours worked (FY14: 0.28).
The fatal injury frequency rate for the Papua New Guinea operations for the year was 0.22 (FY14: 0.00) per million hours worked.
The lost-time injury frequency rate for the South African operations was 9.57 per million hours worked (FY14: 8.09), a deterioration of 18%, mainly as a result of the Kusasalethu ﬁre incident where 152 people were classiﬁed as lost time injuries, while that for the Papua New Guinea operations was 3.79 (FY14: 0.00). In all, 24 514 shifts were lost due to occupational injury in South Africa
(FY14: 25 338) and 24 in Papua New Guinea (FY14: 0).
Fatal injury frequency rate (per million hours worked)
FY15
FY14
FY13
FY12
FY11
South Africa
0.11
0.28
0.11
0.12
0.18
Papua New Guinea
0.22
0.00
0.00
0.00
0.22
Group total
0.11
0.26
0.10
0.11
0.18
Lost-time injury frequency rate (per million hours worked)
FY15
FY14
FY13
FY12
FY11
South Africa
9.57
8.09
6.03
7.54
8.67
Papua New Guinea
3.79
0.00
0.12
0.45
0.45
Group total
9.24
7.54
5.46
6.86
8.25
Shaft management meets weekly to discuss and document operational and business risks. Remedial action plans are then drafted to mitigate the risks identiﬁed.
Harmony in action

62  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Pivot safety management system
The training, roll-out and implementation of the Pivot safety management system (Safety phase 2 – group 1) has been completed.
Harmony trained 1 050 users for this phase and the system is actively being used. A super-user workgroup, which consists of a specialised user per operation, has been established to assist all operations with support.
The next phase of the project (group 2) commenced on 19 January 2015. Group 2 consists of the remainder of the occupational health and safety management system modules that were not implemented in group 1. Below is a summary of the modules to be implemented:
•
Management and administration (module 1)
•
Procedures, code of practice, managerial instructions (module 3)
•
Occupational health and safety training (module 4)
•
Personal protective equipment (module 5)
•
Purchasing and contractor management (module 6)
•
Communication (module 7)
•
Emergency preparedness (module 8)
The project team is currently busy with the Group 2 requirement analysis. The project is expected to be completed by the end of
October 2015.
The Pivot safety management system is a tool which enables all operations to identify risks on a daily basis through various disciplines.
Once these deviations have been captured, the system identiﬁes and highlights hotspot working places through a risk ranking system which enables management to focus immediately on the correct areas. This entails that certain reports will be escalated to a higher level, depending on the risk ranking. The actions manager module ensures that all deviations are assigned to a responsible person for corrective action and follow up.
The system will also ensure effective data analysis and remedial action implementation. The currently implemented Pivot safety management system provides functionality to capture the following at each Harmony operation:
•
Baseline risk assessments
•
Issue based risk assessments
•
Critical task assessments
•
Continuous risk assessments:
• Inspections
• Audits
• Task observations
•  Shift boss and engineering foreman logbooks (we are awaiting approval from the Department of Mineral Resources in the Free
State for the use of the electronic format logbooks)
•
Accident and incident reporting and investigation
Expectra, an external company, has been contracted to review, revise and re-implement the existing occupational health and safety management system.
SOUTH AFRICA
The number of Section 54/55 instructions increased to 229 (FY14: 204), mainly as a result of the continuous and increased focus on the South African mining industry by the Department of Mineral Resources. Except for the operations where fatalities and major incidents occurred, no operation was completely stopped as a result of these audits. All other instructions were issued to rectify deviations from mine standards and affected speciﬁc sections of the relevant operation.
The total amount of production lost during FY15 which directly relate to section 54/55 instructions is 588 kilograms (18 904 ounces).
SAFETY AND HEALTH CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  63
Year on year, the fall-of-ground injury frequency rate improved by 18% to 1.26 (FY14: 1.53). There were three gravity related fall-
of-ground fatalities in FY15.
Fall-of-ground injury frequency rate
Per million hours worked
FY15
FY14
FY13
FY12
FY11
South Africa
1.26
1.53
1.29
2.22
1.90
Several safety achievements were recorded during the year. The most signiﬁcant achievements were as follows:
Operation
Achievement
Bambanani 6 million rail-bound equipment fatality-free shifts
Phakisa 5 million rail-bound equipment fatality-free shifts
Joel 4 million rail-bound equipment fatality-free shifts
Kusasalethu 4 million fall-of-ground fatality-free shifts
Free State surface operations 3.25 million fatality-free shifts
Kusasalethu 3 million rail-bound equipment fatality-free shifts
South African operations 3 million fatality-free shifts
South Africa – metallurgy 2.5 million fatality-free shifts
Hidden Valley 2.5 million fatality-free shifts
Target 1 2 million fall-of-ground fatality-free shifts
Target 1 2 million fatality-free shifts
Harmony One Plant 1.5 million fatality-free shifts
Phakisa 1 million fall-of-ground fatality-free shifts
Tshepong 1 million fall-of-ground fatality-free shifts
Unisel 1 million fatality-free shifts
Kusasalethu 1 million fatality-free shifts
Phakisa 1 million fatality-free shifts
Masimong 1 million rail-bound equipment fatality-free shifts
Doornkop 1 million rail-bound equipment fatality-free shifts
PAPUA NEW GUINEA
During the year the joint venture steering committee approved the implementation of the International Council on Mining and
Metals guidelines to safety reporting. The International Council on Mining and Metals safety reporting standards are well aligned with Harmony’s reporting standards in South Africa and reporting in accordance with the International Council on Mining and
Metals standard will commence in FY16.
The Papua New Guinea operations recorded one fatal accident and 17 lost-time injuries during FY15. The fatal accident occurred when a wheel-loader operator reversed into the access road at the Hidden Valley process plant.
During FY15, the sling load (helicopter) procedures and standards were reviewed and amended after construction material fell out of the sling net while in transit.
During the year there were several near-miss incidents that are of major concern. The mountainous terrain, high rainfall and quickly changing weather conditions in Papua New Guinea which contribute to landslides and/or slope failures make aviation and vehicle use much riskier activities.
Vehicle use in Papua New Guinea remains an extremely high-risk activity both on-site, which is within our control, and off-site, on public roads, where contractors and employees come into contact with the public and their vehicles and where we have less
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64  Harmony Gold Mining Company Limited Integrated Annual Report 2015
control. While we may have limited or no control over the natural environmental factors that contribute to the risk involved in operating vehicles, we do have some measure of control over driver skills and competency, ie the ability of the driver to adapt behaviour to changing conditions, and the enforcement of standards and procedures, which can exacerbate or lessen the risk in operating a vehicle.
There were several near-miss vehicle incidents during the year and several resulted in minor injuries. Further work undertaken during the year to mitigate the risk of vehicle-related incidents included:
•
revising the speciﬁcations of logistics trucks used on the Hidden Valley mine access road by limiting this to 6×6 trucks only
•
ensuring qualiﬁed driving trainers are supplied by the contractor
•
declaring mandatory stops for all trucks prior to the hazardous inclines on the Hidden Valley mine access road to check trailers, radio communication, escort vehicles, etc.
Natural landslides are a relatively common occurrence in Papua New Guinea and together with potential man-made landslides (slope failures associated with open-pit mining) pose a signiﬁcant safety risk to our operations in Papua New Guinea. During the year a real-time slope stability radar monitoring system was implemented at Hidden Valley and the eastern wall failure and other smaller failures were well managed throughout the year.
The Chief Inspector of Mines’ ofﬁce however did impose restrictions due to the risk of possible slope failures, to mining operations in one area which affected mining ﬂexibility. Speciﬁc geotechnical risk assessments are undertaken for all work sites in Papua New
Guinea and associated mitigation plans are updated at least once a year.
PUBLIC SAFETY
In South Africa, the board reviewed the social and ethic committee’s responsibility in terms of the Act with regard to the monitoring of safety and in future, the committee will receive quarterly reports from management on public safety. Refer to the social and ethics committee report on page 22.
Brand 1 methane explosion incident
A methane explosion occurred at the Brand 1A ventilation shaft in Welkom, which was being rehabilitated as part of Harmony’s extensive rehabilitation programme underway in the Free State.
The accident occurred as a result of the ignition of methane within the explosive range in the shaft barrel when reinforced concrete material was thrown down. Given the presence of ﬂammable gas and methane in particular, Harmony is re-drafting its rehabilitation procedure regarding the ﬁlling up of redundant shafts with inert material. Extensive testing for the presence of ﬂammable gas prior to backﬁlling will be undertaken at all shafts scheduled for rehabilitation.
A special operations centre was set up for the reporting of any damage sustained as a result of this incident; in all 1 122 reports of damage to properties were received. All damage to houses and property reported is being repaired at an estimated cost of
R25 million.
A permanent plug was subsequently designed for the Brand 1A shaft to prevent any such explosions in future.
SAFETY OBJECTIVES FOR FY16
Our focus will remain on drastically reducing our fatal accident rate with the ultimate aim of having zero fatalities. We know that safety must be approached holistically. We are aiming for a 38% year on year improvement in the total accident and injury frequency rates at the South African operations. The implementation of the electronic safety management system (Pivot) will assist in the analysis of accident trends as well as workplace risk rankings. Management will maximise the use of the information available to ensure that the necessary attention and action are given to workplaces in need thereof.
Behavioural change remain a challenge and we will continue with our strategy to improve both leadership behaviour and our safety messaging to give effect to a long-term shift in thinking and behaviour in terms of safety.
SAFETY AND HEALTH CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  65
HEALTH
Health strategy
Relevant Global Reporting Initiative indicators: G4-LA7 and G4-LA2
South Africa
Harmony’s proactive health strategy focuses on employee well-being, and improving work attendance and individual capabilities. This strategy aims to prevent illness and/or identify disease early through medical surveillance, active case ﬁnding, early detection and treatment as part of an integrated management healthcare system.
Harmony hosted the World Tuberculosis Day on 25 March 2015 at our Doornkop mine in collaboration with the Mine Health and Safety
Council. The Department of Mineral Resources and the provincial health department were also represented at the event. Harmony also commemorated World Acquired Immune Deﬁciency Syndrome Day on 5 December 2014 at Phakisa with the support of the Free State departments of Mineral Resources and of Health.
In the Free State region, Harmony participated in the World Tuberculosis Day celebrations by hosting the Member of the Executive
Council for Health at Joel as part of the dialogue with the employees and government representatives. On 6 May 2015, Harmony was invited by South African Business Coalition on Health and Acquired Immune Deﬁciency Syndrome in the Free State to share best practice in tuberculosis management. We also presented our human immunodeﬁciency virus in the workplace programme at the International
Acquired Immune Deﬁciency Syndrome Conference 2014 in Melbourne. Our proactive approach to healthcare over the past ﬁve years has started delivering the expected beneﬁts. The Harmony healthcare programme provides primary, secondary and tertiary healthcare as well as occupational health services to all employees, through company-managed healthcare facilities and medical aid membership, as well as by means of external healthcare providers.
Medical surveillance is on-going at dedicated centres where 42 570 medical examinations were conducted during the year (FY14: 49 214).
Harmony invested more than R100 million in rolling out and establishing seven health hubs, medical surveillance systems (Pivot), clinical systems as an electronic health record system in line with company electronic data solution strategy, data warehousing, predictive analytics, research and service transformation initiatives. Further focus on people-skills development, transformation and service delivery is expected to have a positive impact on team effectiveness and alignment with the strategy.
Harmony has successfully moved away from the historic mine hospital-centric, health service delivery model which is curative in nature, to a more pro-active, preventative health service delivery model. This decentralised service continues to bring primary care-based services as close as possible to the operations, and is being delivered through seven health hubs and two primary health centres. As a result, Harmony closed the Ernest Oppenheimer Hospital and associated pharmacy in Welkom on 22 December 2014 and no longer operates a hospital.
This is in line with National Health Insurance strategy and these health hubs provide integrated, proactive healthcare to employees and contractors, in close proximity to the mine, improving the quality of healthcare available and decreasing the costs of centralised healthcare services.
The beneﬁts of these health hubs include:
•
Alignment with proposed national health insurance processes and requirements
•
Compliance with the requirements of the Department of Mineral Resources
•
Facilitation of individual risk proﬁling, proactively managed by a signiﬁcantly enlarged, multi-disciplinary team
•
Active disease case-ﬁnding
•
On-site case management
•
Continued surveillance and close monitoring of diseases
•
A holistic approach to providing healthcare
•
Providing a proactive employee assistance programme
•
Improved health insurance cover for most employees, including contractors
•
Improved quality assurance through health teams at operations
•
A decrease in the ﬁxed costs of healthcare delivery through expensive and under-utilised old mine hospitals
•
A decrease in the number of shifts lost per medical visit or time spent at the central medical facilities
•
A reduction in the sick absenteeism rate and a 14% reduction in health-related absence since January 2014
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66  Harmony Gold Mining Company Limited Integrated Annual Report 2015
•
A marked decrease in the hospitalisation rate
•
A more focused approach to medical disability
•
A decrease of 10% in the rate of medical mortality
•
An increase in human immunodeﬁciency virus counselling and testing offering from 49% to 70%
•
Increase – from 39% to 60% – in the number of employees knowing their status
The lag in the certiﬁcation process of occupational lung diseases by the Medical Bureau of Occupational Diseases remains a major challenge in the mining industry and for the Department of Health. However, the mining industry is collaborating with the department to ﬁnd a sustainable solution. The tuberculosis incidence rate in South Africa and Harmony remains alarmingly high compared with the World Health Organisation benchmark, though the trend at Harmony is moving in the right direction. Motivating employees to conﬁrm their status, despite perceived stigma and conﬁdentiality issues, remains one of the biggest challenges and is one that we are tackling head on.
In FY15, we set a new target for health-related absence to include sick absenteeism. A new healthcare focus area was introduced
– an initiative to ensure 28% more people are ﬁt for work at the operations. This initiative revisited the reasons for absence from work and a new deﬁnition of sick absenteeism has now been established; it has been broadened and re-deﬁned to include all health-
related absence from work. This revised deﬁnition now includes mine-accident sick leave, mine-accident hospitalisation, permanent disability, occupational health assessments, and screening to determine heat tolerance. The initiative to proﬁle individual health risks will incorporate all of these risk factors as critical elements for future productivity initiatives.
A very successful “At-work” management programme was introduced at the health hubs in collaboration with other service departments, such as human resources. For the past year more than 8 500 individual medical cases were reviewed by a team of healthcare professionals. The aim of this programme is to early-identify potentially chronically ill employees, to review and monitor their medical condition closely to ensure their early return to work as healthy, productive employees.
The health-related absence from work (14% reduction from January 2015 and 9.5% reduction year on year), indicates overall success at operations, if the full health-related absence set of reasons is analysed and managed at individual operations.
PAPUA NEW GUINEA
In Papua New Guinea, the provision of full-time primary healthcare and occupational health surveillance to employees, dependants and the local community is provided by medical centres at Hidden Valley, Waﬁ and Wau. The Wau centre is only available to dependants and community members for emergencies, while four community health facilities provide services at Babuaf (near Waﬁ)
and Nauti, Kwembu and Winima (near Hidden Valley).
Upper respiratory tract infections remain one of Harmony’s main medical issues in Papua New Guinea with nearly 2 719 presentations to the medical centres. An integrated business information system provides administrative functions for health, safety, risk management and human resources. Medical registers are used to track and review each patient’s progress from the ﬁrst visit through to the ﬁnal treatment.
A total of 13 715 health examinations took place at the Morobe Mining Joint Ventures’ medical centres during FY15 (FY14: 15 726), of which 3 467 (FY14: 3 584) were random drug and alcohol tests.
HEALTH PERFORMANCE
Healthcare delivery
In South Africa, membership of a medical scheme is compulsory for all Category 9(+) employees and is voluntary for Category 4 – 8 employees. Approximately 6 770 employees participated in medical schemes in FY15 (FY14: 6 400), with Harmony subsidising these costs by an amount of R11 million per month (FY14: R10 million per month).
In all, 21 780 Category 4 – 8 employees have so far elected not to join a medical scheme. Instead they receive comprehensive health services from mine medical facilities and associated preferred providers at no cost to this category of employee.
Harmony undertakes active case-ﬁnding and screening for employees as well as active disease management in respect of chronic conditions who are not members of a medical scheme. Approximately 8 600 (FY14:10 202) employees are on chronic medication, with one third of these employees being treated for two or more chronic conditions. Chronic conditions include hypertension, human immunodeﬁciency virus or acquired immunodeﬁciency syndrome, diabetes, asthma and tuberculosis.
SAFETY AND HEALTH CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  67
Tuberculosis
Tuberculosis is recognised as one of the most pressing health concerns in South Africa and the gold mining industry. Harmony’s tuberculosis control programme is in line with the relevant guidelines and prescriptions of the World Health Organisation. It is also in line with the national tuberculosis strategic plan in South Africa, which is focused on an integrated approach to addressing human immunodeﬁciency virus or acquired immunodeﬁciency syndrome, tuberculosis and sexually transmitted diseases, and with the Mining Charter which covers silicosis as part of the human immunodeﬁciency virus or acquired immunodeﬁciency syndrome and tuberculosis programme in its management approach.
Harmony’s tuberculosis programme focuses on early case ﬁndings, directly observed therapy short-course, chemotherapy, radiological tuberculosis screening and hospitalisation until sputum conversion. In addition, various measures are implemented over and above the national tuberculosis strategic plan, such as identifying early tuberculosis resistance through specialised generic and biochemical tests and analysis, and investigative diagnostic tests for early detection.
A total of 1 140 (FY14: 1 022) ultraviolet lights for infection control have been installed in areas of high risk for tuberculosis infection, including the newly-established health hubs. Ultraviolet lights sterilise the air and reduce the risks of inhaling micro-organisms, including the tuberculosis germ called mycobacterium tuberculosis that is spread from person to person through the air. Employees exposed to dusty work environments are screened annually by means of a chest X-ray in order to detect tuberculosis infection.
Continuous monitoring and education are conducted at the health hubs which oversee major campaigns as per the national health calendar. The completion of an annual individual tuberculosis questionnaire has become standard practice in recent years.
Among employees, a total of 288 cases of tuberculosis were certiﬁed (FY14: 353) in South Africa. This ﬁgure includes contractors, who have also been included in the full tuberculosis programme since 1 August 2013 so as to proactively contain and prevent any further spread of tuberculosis, and to achieve a higher cure rate and lower tuberculosis incidence rate.
There has been a signiﬁcant decrease in the number of new tuberculosis cases since the inception of the proactive healthcare strategy in FY10. This downward trend is depicted below:
Cases of tuberculosis
FY15
FY14
FY13*
FY12*
FY11*
South Africa
Certiﬁed
288
353
629
568
973
New cases
621
568
678
906
1 201
* Evander has been excluded from the FY11 – FY13 ﬁgures for comparison
Three (FY14: one) new tuberculosis cases were reported during the year in Papua New Guinea. During the year, Hard Hat Health
(on behalf of the joint ventures) had consultations with other companies operating in Papua New Guinea to ensure their learnings with regards to tuberculosis management in Papua New Guinea can be incorporated into the tuberculosis management plan. (Refer to page 74 for more detail).
Tuberculosis incidence
1 887
1 620
1 834
2 019
2 776
3 024
100 000
0
500
1 000
1 500
2 000
2 500
3 000
3 500
FY15
FY14
FY13
FY12
FY11
FY10
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68  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Multidrug-resistant tuberculosis remains of increasing concern to the gold industry and South African population; treatments are expensive and protracted as employees affected are unlikely to return to work. Multidrug-resistant tuberculosis can be identiﬁed by sophisticated technology at multidrug-resistant tuberculosis hospitals. Given multidrug-resistant tuberculosis’s close association with human immunodeﬁciency virus, Harmony has developed a human immunodeﬁciency virus and tuberculosis treatment which will be integrated into the company’s healthcare management programme.
A total of 23 new cases of multidrug-resistant tuberculosis were diagnosed in FY15 (FY14: 25) and 21 employees are currently on multidrug-resistant tuberculosis treatment (FY14: 29). Employees who are on multidrug-resistant tuberculosis treatment are removed from all risk-work (dusty environment) as a preventative measure.
HUMAN IMMUNODEFICIENCY VIRUS OR ACQUIRED IMMUNODEFICIENCY SYNDROME
The human immunodeﬁciency virus or acquired immunodeﬁciency syndrome pandemic in South Africa continues to have a signiﬁcant impact on employees, their dependants, as well as local and labour-sending communities. This illness, caused by human immunodeﬁciency virus or acquired immunodeﬁciency syndrome, can result in higher levels of co-infections of other diseases, increased absenteeism and reduced performance levels, loss of skills, increased economic burden, and sometimes death.
At the South African operations, human immunodeﬁciency virus prevalence, as per our actuarial model, is estimated at 27% of the labour force (FY14: 22%). Harmony manages human immunodeﬁciency virus or acquired immunodeﬁciency syndrome through its clinics, human immunodeﬁciency virus or acquired immunodeﬁciency syndrome committees and healthcare specialists. Our human immunodeﬁciency virus or acquired immunodeﬁciency syndrome strategy is based on promoting health through education and awareness programmes, preventative strategies to reduce the number of new cases, evidence-based curative interventions to ensure treatment, and on-going monitoring of compliance.
During the year, 4 016 employees were registered on the antiretroviral therapy programme (FY14: 4 640) at an average monthly cost of R515 per person (FY14: R549). Harmony encourages all human immunodeﬁciency virus-positive employees to participate in the wellness programme, which includes counselling, treatment of infections and antiretroviral therapy, to which all employees have access.
In Papua New Guinea, the Hidden Valley joint venture, with the assistance of Hard Hat Health, acquired a digital x-ray machine and set up a medical laboratory with equipment to enable the accurate testing of malaria, tuberculosis, human immunodeﬁciency virus or acquired immunodeﬁciency syndrome, etc. Staff members were trained to operate the equipment and the clinic was also registered with Papua New Guinea medical council to enable two nurses to commence voluntary counselling and testing for human immunodeﬁciency virus or acquired immunodeﬁciency syndrome.
SAFETY AND HEALTH CONTINUED
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Harmony Gold Mining Company Limited Integrated Annual Report 2015  69
Voluntary counselling and testing for human immunodeﬁciency virus or acquired immunodeﬁciency syndrome
Pre-counselling and voluntary counselling and testing are offered to all employees through on-going interventions at all Harmony healthcare centres. A total of 19 234 (FY14: 33 531) employees received voluntary counselling and testing during the year and of these, 14 933 (FY14: 14 060) employees conﬁrmed their status. Although fewer employees were counselled this year, more employees agreed to be tested – 79% in FY15 compared with 42% in FY14.
Number of employees tested per mine
Mines
FY15
FY14
FY13
FY12
FY11
Target 1
1 025
1 475 1 842 3 575 1 841
Tshepong
3 164
4 609 2 103 964 1 310
Masimong
2 935
6 906 853 574 1 016
Bambanani
1 148
1 436 589 1 722 911
Unisel
776
920 317 662 1 015
Joel
2 022
4 656 806 601 443
Phakisa
1 337
1 319 2 893 2 063 1 302
Doornkop
3 356
3 318 2 531 1 101 808
Kusasalethu
3 053
1 605 2 916 2 265 546
Kalgold
573
427 231 111 97
Other*
1 183
6 860 2 768 4 445 3 759
* Other – includes contractors, service departments and shafts that closed or were sold
Preventative healthcare
Health promotions and education: Harmony carries out monthly awareness campaigns on various health-related topics such as reducing the human immunodeﬁciency virus infection rate to zero, voluntary counselling and testing, the human immune system, means of infection with a focus on unsafe sex, taking care of your body through a healthy diet and lifestyle, the risk factors associated with diabetes and the warning signs of chronic diseases.
Positive behaviour reward programme
In the second quarter of FY15, the health services team piloted an innovative positive behaviour programme to reward outstanding health behaviour and sustain testing for human immunodeﬁciency virus or acquired immunodeﬁciency syndrome as a new culture in Harmony. Employees were offered cell phone airtime to encourage testing for human immunodeﬁciency virus or acquired immunodeﬁciency syndrome. As a result, 87% of employees who were counselled agreed to be tested, compared to 56% in FY14 in the same quarter. This initiative led to a second phase of this programme which commenced at the end of May 2015, resulting in an additional 700 employees conﬁrming their human immunodeﬁciency virus status for the ﬁrst time in Harmony.
The positive behaviour programme has led to the identiﬁcation of more than 400 new human immunodeﬁciency virus cases which have been enrolled as part of our wellness programme.
Inﬂuenza vaccines: A total of 5 286 (FY14: 5 563) employees consented to receive inﬂuenza vaccinations during the year. The year on year decline is attributable to the late arrival of 2015 vaccine in South Africa. This initiative is seen as a proactive measure to prevent employees from falling ill during the winter season. Employees who received the inﬂuenza vaccines will be monitored in terms of sick absenteeism to measure the effectiveness of this intervention.
OCCUPATIONAL DISEASES
Silicosis
Silicosis is caused by long-term exposure to high levels of quartz silica dust and can cause increased susceptibility to tuberculosis.
Silicosis in South Africa, and at Harmony, remains a material concern. The integrated Harmony human immunodeﬁciency virus or acquired immunodeﬁciency syndrome, tuberculosis and silicosis policy and programme were developed to manage the debilitating disease responsibly so as to minimise the risk and to proactively prevent further deterioration. The trend for silicosis indicates a decline in incidence.
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70  Harmony Gold Mining Company Limited Integrated Annual Report 2015
During FY15, 313 cases of silicosis were reported to the Medical Bureau of Occupational Diseases and, of these, 197 cases were certiﬁed (FY14: reported 437, certiﬁed 175).
Harmony is a member of the Chamber of Mines and is participating in processes to address issues relating to historical silicosis cases.
The legal action against the gold mining companies is in an early stage and it is too soon to estimate the extent of any possible claims.
The silicosis working group (initiated by the South African gold mining companies who are members of the Chamber of Mines)
continues to search for a sustainable, inclusive and comprehensive solution for current and legacy dilemmas. Meetings with stakeholders continued during the year.
Some of the activities included:
•
The immediate operational focus on input and support of the Medical Bureau of Occupational Diseases where a lack of resources and management skills prevents the certiﬁcation and compensation of current silicosis patients
•
Participation in the 2015 Science conference organised by the National Department of Health with the aim of ﬁnding sustainable solutions to the current dysfunctional situation, and working towards an ultimate solution
•
On-going support for the Medical Bureau of Occupational Diseases, in association with the Chamber of Mines, with data analysis and actuarial support. Assessment of the ﬁrst 100 000 cases was concluded, and data for 700 000 pending ﬁles captured at the
Medical Bureau of Occupational Diseases
•
Provision of operational support to the Carletonville and Mthatha one-stop service centres of the Medical Bureau of Occupational
Diseases where ex-miners can do their biannual beneﬁt examinations and submission of claims
•
Launch of a multi-stakeholder engagement initiative by the working group involving the departments of Health, Labour and
Mineral Resources together with representatives from neighbouring countries. Other stakeholders include the unions, other mines, attorneys representing claimants in the class action, as well as ex-miners’ organisations
Project Ku-Riha (the Tsonga word for “compensation”) was launched on 29 May 2015 and is being rolled out by the Department of Health, with the goal of making substantial inroads into addressing the backlog of compensation claims from mineworkers who suffered occupational lung diseases while working in the mining sector, and ensuring that new valid claims are paid within a reasonable timeframe. Harmony and seven other South African mining companies are participating in the initiative.
The companies see this project as being fundamental to their broader initiative announced on 18 November 2014 to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry. The companies are engaging a range of stakeholders in a quest to design and implement a comprehensive solution that is both fair to past, present and future gold mining employees, and that is also sustainable for the sector.
Project Ku-Riha marks a turnaround in the administration and operation of the compensation fund on which mine workers who have contracted occupational diseases depend. All parties recognise that the compensation system has not been operating as effectively as it should, with signiﬁcant backlogs in claims processing having built up over the years.
For the companies, an efﬁciently operating compensation system is a critical part to the comprehensive solution being sought. This project builds on work already done between the Department of Health and the Chamber of Mines that led to the establishment of the ﬁrst two one-stop service centres in Carletonville and Mthatha.
These centres offer medical examinations, rehabilitation assessments, health promotion and counselling to all patients, as well as referrals to other medical specialists if necessary. Patients can now be diagnosed, treated and receive the help they need to stay healthy, in one place. In addition, the centres help individuals prepare and submit compensation claims to the Medical Bureau for
Occupational Diseases.
The eight mining companies have jointly committed to a R5 million funding programme for Project Ku-Riha which has enabled the
Medical Bureau for Occupational Diseases and the Compensation Commissioner for Occupational Diseases to employ a project manager and an additional 18 ﬁnancial and government administration graduate professionals to carry out the necessary work.
Among other things, the work of Project Ku-Riha includes:
•
Data capturing and veriﬁcation: conﬁrming the contents of the ﬁles and capturing the most important information in each on an electronic database. Accurate data is critical for the claim to be processed and compensated
SAFETY AND HEALTH CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  71
•
Dealing with certiﬁcation backlogs
•
Project management
•
Financial assistance to the Carletonville one-stop service centre
Dust control
In order to decrease our employees’ exposure to silica dust, Harmony uses a range of engineering controls to minimise dust. Mining
Industry Occupational Safety and Health (MOSH) leading practices such as the fogger system at strategic underground areas and the implementation of foot- and side-wall treatment in identiﬁed intake airways to allay dust have been adopted.
In addition, multi-stage dust ﬁltration systems have been installed. We are also in the process of installing winch covers for all of our winches. Progress on winch cover installation is 86.7% with a total of 946 units out of the 1 091 units having been ﬁtted. Action plans with completion dates have been drawn up by each of the operations, indicating the number of winches on site, the number
ﬁtted with covers, the number outstanding still to be ﬁtted with covers and by when. It is envisaged that all winches will have covers by the end of the second quarter of FY16. It is now standard practice that all new winches purchased must be ﬁtted with dust covers.
The silica quartz content of dust is highly variable; this can pose a challenge when measuring the effectiveness of the engineering controls. Harmony therefore concentrates on controlling the total respirable dust load in order to reduce the amount of exposure to silica quartz. Training and awareness programmes address the concerns of dust control in stoping workplaces and all development ends are equipped with water blasts to settle dust directly after a blast.
Dust discharge occurs during activities where the rock is broken at source i.e. stoping, development and trackless mining. Engineering controls focused on dust allaying at source are be investigated through the Mining Industry Occupational Safety and Health dust task team. A prototype waterblast which can be used in both stoping and development is currently being tested on a few mines.
The following measures were implemented at our operations during the year to combat silicosis:
•
Revision of the airborne pollutant baselines to identify hotspots and to assess the effectiveness of engineering controls is in progress at all operations of which 91% (FY14: 67%) of total samples have been completed. All Harmony operations are utilising the portable spot dose rate meter PDR 1500 measurement instruments to identify high dust load areas. Evaluation of suitable/
improved respirators has been completed, of which ﬁve different units meet the South African National Standards homologation standard for men. Currently three units meet the standard for women
•
All Harmony operations are members of the Community of Practice for Adoption forum to monitor the progress of Mining
Industry Occupational Safety and Health initiatives
Industry milestone: elimination of silicosis
By December 2024, 95% of all exposure measurement results will be below the milestone level for respirable crystalline silica of
0.05 mg/m3 (these results are individual readings and not average results).
Using present diagnostic techniques, no new cases of silicosis will occur amongst previously unexposed individuals (“previously unexposed individuals” are those unexposed to mining dust prior to December 2008 i.e. equivalent to a new person who entered the industry in 2009)
Workshops have been conducted by the occupational hygienists from all the operations to establish a strategy to achieve this milestone. The various options will be discussed early in the new ﬁnancial year by senior management.
In Papua New Guinea, we experience around 3-4 metres of rain a year, which is a good dust suppression measure. Additional dust suppression methods are used in the open pits and at the crushers and conveyors. Papua New Guinea also has a low respirable silica risk. The combination of these factors means that dust is generally well-controlled at our Papua New Guinea operations.
Noise-induced hearing loss
Harmony embarked on an Oto-Acoustic-Emissions initiative as a measure for the detection of early hearing loss. The Council for
Scientiﬁc and Industrial Research has collaborated and analysed the data and conﬁrmed that Oto-Acoustic-Emissions detect damage two years earlier than an audiogram. We have received a proposal from the researchers at the University of Pretoria to continue with further technical developments that could help prevent noise-induced hearing loss and also to develop leading indicators for the industry.
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72  Harmony Gold Mining Company Limited Integrated Annual Report 2015
All Harmony employees who are exposed to high noise levels are issued with personalised hearing protection devices, which reduce noise levels by 25 decibels.
During the year, 98.9% of occupationally exposed employees, including contractor employees (59.6%), were issued with personalised hearing protection devices (FY14: 93.8% and 62%), with a progressive total of 21 921 personalised devices issued in
FY15 (FY14: 27 238). Sound attenuators were also ﬁtted to all equipment, resulting in no noise level exceeding 110 dB(A)-weighted decibels from any machine, in compliance with our noise milestone.
The number of early noise-induced hearing loss cases (5 to 10% shift) decreased by 1 204 cases to 526 in FY15.
New industry milestones for the elimination of noise-induced hearing loss were introduced by the Mine Health and Safety Council which took effect 1 January 2015.
New industry milestones:
•
By December 2016, no employee’s standard threshold shift (STS) will exceed 25dB from the baseline when averaged at
2 000Hz, 3 000Hz and 4 000Hz in one or both ears
•
By December 2024, the total operational or process noise emitted by any equipment must not exceed a milestone sound pressure level of 107 dB(A).
Although Harmony has a ‘buy quiet’ policy in place, more engagement with original equipment manufacturers will be required to work towards the milestone.
Audiometric testing during annual medical examinations tests for hearing loss. The early detection of hearing loss is part of Harmony’s hearing conservation programme and this is done at least annually at occupational health hubs by an appointed audiometrist.
Harmony has placed increased emphasis on the monitoring of employee compliance regarding the use of personalised hearing protection devices in the workplace. An awareness drive was initiated at all operations by supervisors, assistant occupational hygienists and health and safety representatives to ensure employees are aware of the beneﬁts of wearing personalised hearing protection. A monitoring programme was also implemented to measure actual compliance in the workplace of the use of personalised hearing protection.
Compliance monitoring is done during routine occupational hygiene inspections and an ad hoc audit was conducted by a high-level audit team during the year.
Workshops with employees exposed to noise have been initiated to promote a better understanding of the reasons why people are not wearing noise clippers underground. The beneﬁts of using personalised hearing protection devices are described in the
e-learning training material used in employee training courses.
As part of the initiative to prevent noise-induced hearing loss, 22 418 employees participated in the ‘hearing coach promotion’
initiative during the year. Evaluations were done and guidance provided where necessary regarding the use of customised hearing protection devices.
During the year under review, an audiometric screening/testing system was acquired in Papua New Guinea to ensure that hearing loss can be measured against a baseline.
Heat stress
Extensive refrigeration and ventilation measures are in place at all operations where temperatures exceed normal working ranges.
Heat-tolerance testing and acclimatisation programmes support and protect employees exposed to excessive heat in the workplace.
In FY15, 6 736 heat-tolerance tests were undertaken (FY14: 11 163).
Heat-related illness cases decreased from 64 to 23 cases in FY15.
SAFETY AND HEALTH CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  73
Radiation protection
All our operations in South Africa comply with the dose limit of 50 millisievert in a year and 100 millisievert in ﬁve years. Operational controls have been established to ensure that elevated monitoring results are investigated and corrected where required.
Radiological clearances are conducted at decommissioned sites to ensure the future declassiﬁcation of these areas.
The National Nuclear Regulator approved the land clearance application submitted for the reduced footprint around Eland Shaft.
Managing chronic diseases
As part of Harmony’s integrated approach to healthcare, speciﬁc initiatives have been implemented to manage chronic diseases, with our focus on the human immunodeﬁciency virus, tuberculosis, diabetes, hypertension and silicosis, as well as asthma and epilepsy.
In FY15, 42% of our Category 4 – 8 employees in South Africa received treatment for chronic conditions (FY14: 42%).
Harmony’s health initiatives focus on the most common diseases and the e-learning module covers these diseases in the induction programme. Other initiatives that have been used are pamphlets, management healthcare memorandums that focus on mine-based health and safety topics, health-worker training to recognise the most prevalent diseases, screening at all medical centres, disease management interventions and quality assurance. In addition, branding on Harmony buses is used to help educate employees on human immunodeﬁciency virus matters and promote voluntary counselling and testing, as are podcasts and liquid-crystal display monitors.
Upper respiratory tract infections
In Papua New Guinea, Hidden Valley is located approximately three kilometres above sea level and most employees reside in the lower, warmer areas; the regular change in altitude contributes to various respiratory ailments, mostly viral infections. Other factors contributing to these infections include air-borne pollen during peak ﬂowering times (thick rain forest and montane forest) which affects air quality. The heavy rainfall all year round maintains high levels of humidity (around 80-90%) which creates favourable conditions for fungus (spores), bacteria and viruses to proliferate.
In Papua New Guinea, a total of 2 719 employees were treated for respiratory ailments in FY15 (FY14: 2 921). There has been a decline in the number of cases of upper respiratory tract infections presented since FY12, with a decrease of 7% recorded for FY15.
Harmony has successfully rolled out a programme to educate employees regarding respiratory ailments and gastro-intestinal hygiene.
Upper respiratory tract infections
FY15
FY14
FY13
FY12
FY11
Number of employees treated
2 719
2 921
5 083
5 428
4 605
Malaria
Malaria is endemic to many parts of Papua New Guinea, which includes work sites such as Waﬁ-Golpu and Lae but excludes Hidden
Valley. Importantly, many employees and contractors working at Hidden Valley reside in areas where malaria is endemic, and this is where our community health projects play a vital role in combatting the disease.
Over the past two years, there has been a 70% decrease in the presentation of patients with malaria-like symptoms at the clinics in
Papua New Guinea. This is primarily as a result of the following:
•
Continued support for provincial programmes to eradicate the disease by the use of residual spraying and fogging
•
Standardised testing that allows for more consistent testing for malaria. The turnaround time of blood tests has been increased, meaning that patients are tested twice before receiving treatment, allowing the treatment provided to be appropriate
•
The distribution of treated mosquito nets and treatment regimes
•
On-going malaria awareness education that is provided to employees, contractors and communities
•
As part of the malaria awareness campaign, Morobe Mining Joint Ventures has been issuing treated mosquito nets as standard personal protective equipment to all employees and contractors on site. In addition, work clothes issued at sites like Waﬁ-Golpu are impregnated with insecticides, and insect repellents are issued to all employees and contractors
Harmony in action

74  Harmony Gold Mining Company Limited Integrated Annual Report 2015
The Morobe Mining Joint Ventures’ malaria programme is now being managed and overseen by the general manager: health and safety.
Hard Hat Health
During the year, in Papua New Guinea, Morobe Mining Joint Ventures’ contract with the International Organisation for Standardisation expired and a new contract with Hard Hat Health became effective. Hard Hat Health, an Australian-owned company based in
Sydney, is owned and managed by three senior executives in the medical services industry. Hard Hat Health provides the following services to Morobe Mining Joint Ventures:
•
Supply of qualiﬁed staff – paramedic at Hidden Valley (1 position)
•
Co-ordination of both international and domestic medical evacuations
•
Restructuring of the medical staff in the Morobe Explorations, Hidden Valley and Waﬁ-Golpu joint ventures which will include the updating of job descriptions and the integration of standards and procedures, among others
•
Staff training
•
Reviewing and updating the clinical governance framework for the joint ventures
•
General corporate medical support
Once the emergency protocols and governance structures are updated and embedded within the organisation, the scope of work of the contractor and the joint venture medical staff will change to focus on the pro-active health care management of our employees.
Hard Hat Health’s progress during FY15
Scope element
Status
Supply of qualiﬁed staff Complete
Coordination of medical evacuations Commenced and on-going
Restructuring of the medical staff which will include updating of job descriptions
Complete
Integration of standards and procedures Commenced
Staff training Commenced
24/7 medical support (phone) from a doctor for all serious injuries, repatriations and other issues as per agreed guidelines
Commenced and on-going
Standardisation of medical reporting
Commenced – changes to information
management system required
Overseeing regular internal audits Commenced
Review of emergency equipment on site and recommendation for potential changes
Complete – additional equipment delivered to site
Review of site formulary, inventory, supply line and storage of medications and consumables
Completed
Consultancy on local vector control programmes at sites including specialist entomologist advice and oversight where required
Commenced
Review current policies and procedures for pre-employment, pre-
deployment, regular and post-deployment physical assessments
Updated procedures approved
Review malaria programme and provide recommendations or if required formalise an implementation plan
Review commenced
SAFETY AND HEALTH CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  75
MANAGEMENT INFORMATION
In collaboration with the Harmony Business Intelligence Team, the healthcare team successfully managed to deposit medical data into the Harmony Data Warehouse. However some of the primary healthcare data remains a challenge. The Harmony Business
Intelligence team has developed an internal individual medical risk proﬁle model to assist clinicians in making timeous medical decisions. The model will form the basis for individual treatment plans, and for work management and health risk assessments to aid future decision making regarding health and safety.
HEALTH OBJECTIVES FOR FY16
Harmony’s healthcare strategy is aimed at improving the well-being of every employee. Targets for FY16 include:
•
Continued improvements in health-related absenteeism rates, speciﬁcally a 28% decline in absenteeism
•
Continued improvements in the availability of Pivot data. In the long term, data from sources such as Pivot and clinical data will be combined in an integrated approach that will assist doctors and healthcare workers in making holistic, informed decisions about a person’s health
•
On-going regulatory and legislative compliance
•
Continued standardisation of medical surveillance processes with written procedures
•
Launch of a positive behaviour reward system to promote healthy lifestyles among employees
Harmony in action
Target 1 – Health Hub

76  Harmony Gold Mining Company Limited Integrated Annual Report 2015
EMPLOYEES AND
COMMUNITIES
EMPLOYEES
Relevant Global Reporting Initiative indicators: G4-LA1, G4-LA9 and G4-LA12
Achievements
Challenges
•
We provide jobs in the areas in which we operate:
South Africa – total number of employees (including
contractors) of 31 012 (FY14: 34 686)
Papua New Guinea – Harmony employees (excluding
Morobe Mining Joint Ventures): 102 (FY14: 60)
Achieved our employment equity target in South Africa
(historically disadvantaged South Africans in management)
•
Board: 60% versus 40% target (FY14: 60%)
•
Executive: 44% versus 40% target (FY14: 50%)
•
Senior management: 40% vs 40% target (FY14: 49%)
•
Middle management: 46% versus 40% target
(FY14: 41%)
•
Junior management: 60% versus 40% target
(FY14: 46%)
•
Core skills: 87% versus 40% target (FY14: 75%)
•
Leadership training and investment in human resources
•
hours of employee training and development:
1 757 704 hours (FY14: 2 084 469 hours)
•
training and development group aggregate: human
resources development expenditure at 5% of payroll –
in line with the 5% target
•
Financial training for employees to date: 10 778 employees
have received training on personal indebtedness
•
In FY15, the number of hostel dwellers sharing
accommodation declined from 6 841 (FY14) to zero, with
all employees now housed in single rooms
•
Health hubs close to operations promote pro-active
healthcare for our employees
•
Compliance with Mining Charter
•
Ownership > 26%
•
Hostel conversions to single rooms > 100% of target
•
Procurement
•
capital goods 76% vs 40% target
•
services 70% vs 70% target
•
consumer goods 66% vs 50%
•
Although our restructuring programme involved
retrenchments to reduce costs, we also need to ensure that
we retain the skills and experience required to operate our
mines efﬁciently
Employee turnover in FY15:
South Africa: 13.1% (FY14: 11.7%)
Papua New Guinea: 11.4%(FY14: 33.6%)

Harmony Gold Mining Company Limited Integrated Annual Report 2015  77
WHY THIS IS MATERIAL TO HARMONY
Employees are our most valuable asset at Harmony – without them we would not be able to operate. Our employees contribute to the growth and development of our company and we, in turn, contribute to the growth and development of our people. Our aim is to provide the means for our employees to achieve a good quality of life for themselves and their families, and to provide the opportunity for each individual to develop to his or her full potential.
Relevant material issues:
•
Maintaining stability in our workforce
•
Establishing a committed, dedicated culture of delivery
•
Ensuring our workforce is healthy and safe
•
Protecting our licence to operate
•
Being relevant in the communities in which we operate
At the end of FY15, in South Africa, our employee complement was 31 012 (FY14: 34 686) - 84% permanent employees and 16%
contractors. In Papua New Guinea, the staff complement of 102 (FY14: 60) excludes employees of Morobe Mining Joint Ventures.
Of these, 74% were permanent employees and 26% were contractors working on speciﬁc construction projects (FY14: 98%
permanent; 2% contractors). Our recruitment initiatives focus on local communities, with more than 75% (FY14: 76%) of the South
African workforce being local, and in Papua New Guinea 96% (FY14: 88%) are local. The slight decrease in the local South African component is due to the restructuring of operations.
Objectives
Progress/ initiatives in FY15
Complete Merriespruit 3 housing project during FY15 Merriespruit 3 housing project was 81% completed by June 2015
Merriespruit 3 provides 448 family units
Maintain healthy relationships with organised labour Future forums instituted at all operations
Productivity improvement initiatives
Right size operations – have the right people in the right
position at the right time
Continuing adult basic education and training programmes
and working towards the target of having a fully literate
workforce by 2024
572 employees attended these programmes (FY14: 880)
We are at 77% literacy levels compared to 72% in FY14
Informed, engaged and empowered workforce
•
Leadership training
•
Employee communication strategy
Given our aim to have motivated and competent employees, our human resources initiatives focus on four underlying goals, namely to:
•
Entrench a single organisational culture
•
Attract and retain employees with high potential
•
Develop employees to address skills shortages and improve efﬁciency
•
Maintain an effective employee performance management system
During FY15, we continued our cultural alignment programme, with 68 management employees completing the related Breakthrough sessions. The programme is aimed at achieving cohesion throughout the company by shaping leadership, and by empowering and engaging employees.
Leadership shaping encourages our senior leadership to set Harmony’s cultural direction and to devise ways of achieving it. This includes a well-deﬁned set of values, compiled following the 2011 culture survey, as well as the Harmony leadership brand that is cascaded down from the more senior leaders to those below by means of coaching. This process is assisted by a suite of Breakthrough programmes that enable leaders to drive our preferred company culture through the various layers of Harmony. This step of the programme leads to the next – an empowered leadership team that continually shapes the Harmony culture.
Harmony in action

78  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Early indications show that those leaders who have embraced and driven a single culture outperform their peers in terms of production and safety. The lower incidence and decreased impact of industrial action also points to a more aligned culture where people are more engaged and are able to contribute.
EMPLOYEE ENGAGEMENT
The Connect value, in particular, ensures that our employees feel part of the Harmony family. Internal communications is a continuous interactive process. We use multiple platforms, such as regular meetings with the heads of departments, work groups and general manager engagement platforms (mass meetings and quarterly productivity meetings). We also use traditional media such as print
(posters, newsletters (‘Nuggets’), memos, ﬂyers), digital (mine television, intranet, website, text messages) and social media in the form of Twitter. The chief executive ofﬁcer also communicates with the workforce by means of e-mails (‘Notes from the CEO’s desk’) and meetings with employees during internal roadshows.
For employees to be committed, productive and conscientious, we believe they should feel valued and therefore we ensure that our employees know their roles, their company and what is happening in the industry:
•
they are the ﬁrst to hear important news
•
they are consulted regularly
•
they are listened to and we provide them with the opportunity to be heard
•
their suggestions are acted upon
EMPLOYMENT STANDARDS
Relevant Global Reporting Initiative indicators: G4-LA2
In South Africa, employment policies and practices are governed by the Labour Relations Act 66 of 1995, the Basic Conditions of
Employment Act 75 of 1997, the Mine Health and Safety Amendment Act 74 of 2008, Skills Development Act 97 of 1998, the
Employment Equity Act, by company and operation-based recognition agreements and by other collective bargaining agreements.
The company provides a wide range of beneﬁts to employees that includes sick, annual and maternity/paternity leave, production and performance-based bonuses, housing and housing allowances, home ownership beneﬁts, funeral fund, medical aid, disability cover as well as provident and pension funds.
Employee relations in Papua New Guinea are regulated by the Employment Act of 1978 and the Employment of Non-Citizens Act
1978. Engagement of Papua New Guinea citizens is guided by a Memorandum of Agreement between the Landowner Association, the company and the government, with preference for employment given to locals.
In Papua New Guinea, efforts to reduce reliance on contractors by the Morobe Mining Joint Ventures and Harmony operations continued in FY15, resulting in further reductions in the contractor workforce by the end of the year under review.
A review of all human resource procedures and policies is on-going, including remuneration and incentive schemes.
REMUNERATION POLICY
Our remuneration policy is aligned with Harmony’s strategic direction, business-speciﬁc value drivers and operational results at all levels across the company. (See page 191 for our full remuneration policy).
EMPLOYEE SHARE OWNERSHIP: SOUTH AFRICA
In FY12, Harmony launched the Tlhakanelo Employee Share Ownership Plan which resulted in all non-managerial employees becoming eligible to be shareholders with a total potential stake of 2.9% in Harmony. Currently, employees through the share plan collectively own 0.24% of Harmony’s issued shares. This gives employees the opportunity to share in Harmony’s gains and to beneﬁt from their hard work, in line with our values of achievement and connectedness.
In this ﬁnancial year the Tlhakanelo share plan realised R43 million for employees.
EMPLOYEES AND COMMUNITIES CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  79
The rules of the scheme are communicated through offer, vesting and allocation letters. In addition, human resource leaders receive frequent training to ensure that they are equipped to address employee queries. We also use mine-based audio-visual facilities to communicate related information. For more details please refer to the remuneration report on page 190.
LABOUR RELATIONS
Union leadership empowerment programme
An empowerment programme aimed at sharing the business imperatives and performance, the company strategy and an understanding of business principles was initiated during the year. In all, 61 union representatives attended the programme and positive feedback was received from attendees. The intention is to ensure that our organised labour is fully engaged.
Restructuring of our South African operations and corporate ofﬁce
During FY15, Target 3 and the Ernest Oppenheimer Hospital were closed and Kusasalethu, Doornkop and Masimong were restructured. As a result, a total of 1 917 employees were transferred to other operations, 80 took early retirement, 492 accepted voluntary retrenchment packages and 235 were retrenched. In FY15, we also reduced staff at our corporate ofﬁce in Randfontein
– 16 took early retirement, 66 accepted voluntary retrenchment packages and 144 were retrenched.
South African gold wage negotiations
Relevant Global Reporting Initiative indicators: G4-EC5
Harmony negotiates changes to wages and other conditions of employment through recognised collective bargaining structures, including a centralised industry forum under the Chamber of Mines. Negotiations began in June 2015. A three-year wage settlement was reached with the unions representing the majority of employees at Harmony and was extended to all employees in the bargaining unit. For more detail on the wage agreement, please refer to www.harmony.co.za/investors/news-and-events.
Labour disputes and strikes
Relevant Global Reporting Initiative indicators: MM4, G4-LA16, G4-HR11
Labour disputes and strikes are considered one of our material issues because, in addition to the resulting loss of production, disputes affect morale and reputation, and present a risk to non-striking employees, to communities and to company assets. (See page 50 for full details of our material issues).
To mitigate the risk of labour disputes in South Africa, we constantly engage with organised labour at mine and company level.
Human resources adopts a proactive approach in addressing employees’ queries.
Harmony has embarked on various initiatives to address the scourge of employee over-indebtedness. These include, among other things, ﬁnancial literacy training, discontinuation of non-statutory payroll deductions and notifying employees about emolument attachment orders against their pay. In all, 10 778 employees (FY14: 5 593) have attended the ﬁnancial literacy programme since its launch in September 2013.
Below are some of the key themes gathered from feedback from those who have attended the programme:
•
The devastating effect that debt has had on their families’ lives
•
A desire to be in control of their own spending, and have a life without debt
•
Recognition that they do not have power over their spending
•
Strong awareness of the need to budget
Other initiatives still being rolled out include the veriﬁcation of emolument attachment orders by the National Debt Mediation
Association and the launch of a helpline for ﬁnancially troubled employees.
In Papua New Guinea, we participate in on-going engagement with all stakeholders, including employees, provincial and local government, landowners and regulators.
Harmony in action

80  Harmony Gold Mining Company Limited Integrated Annual Report 2015
During FY15, Harmony was not affected by strike action. In South Africa, the two-year wage agreement is up for renewal and planning for the negotiations commenced in May 2015.
In Papua New Guinea, no strike action took place during the year.
NOTEWORTHY ACTION
Maintaining peace and stability in our workforce
We endeavour to maintain peace and stability in our workforce at all times. We want our employees to feel and to be safe in all aspects at work. For more on this issue see page 59.
Our multi-union environment promotes co-existence, inclusion and collaboration. Our value of accountability extends to our unions, with all labour relations structures and processes being bound by national legislation, agreement and best practice. In addition to quarterly regional meetings with our unions, we also encourage proactive and robust engagement to address issues, on which we follow up promptly. Because communication is on-going at all levels, we have contact daily with full-time stewards, while our general managers/human resources leaders have regular interactions at branch level and with shaft committees.
Harmony also engages with the unions on a wide range of employee-related issues, such as housing and employment equity.
Given the valuable role our employees play in our business, it is important that we share the news of the business with the unions. We do this through the monthly communication of operational performance to union structures.
We also work directly with our employees to address a number of issues that are key to our relationship with them. These include reviewing production incentives, introducing ﬁnancial literacy to address the problem of indebtedness and replacing payroll deductions with a new system to manage emolument attachment orders and garnishee orders.
We will continue this work in FY16 and hope to continue improving both our relations with employees and their daily experiences at Harmony.
Freedom of association
Relevant Global Reporting Initiative indicators: G4-HR4
We recognise the right of employees and contractors to freedom of association and adhere to collective bargaining agreements in each country. Honesty is one of our values and we strive for honest, two-way discussions through collective bargaining.
In South Africa, Harmony recognises four labour unions. As at ﬁnancial year-end, these unions and their corresponding representation were as follows, namely the National Union of Mineworkers (at 66%); the Association of Mineworkers and Construction Union
(at 15%); the United Association of South Africa (at 10%) and Solidarity (at 2%). About 93% of our South African workforce is unionised, with the balance not belonging to a union.
* Sum of agency shop agreements and non-unionised
There are no active unions at our Papua New Guinea sites. Industrial relations at Hidden Valley are currently managed by the mine’s employee representative committee.
EMPLOYEES AND COMMUNITIES CONTINUED
Union representation at Harmony’s South African operations (%)
66
National Union of Mineworkers
15
Association of Mineworkers and Construction Union
10
United Association of South Africa
2
Solidarity
7
Non-unionised*

Harmony Gold Mining Company Limited Integrated Annual Report 2015  81
TRAINING AND DEVELOPMENT IN SOUTH AFRICA
Relevant Global Reporting Initiative indicators: G4-LA9
We are in competition for key human resources and critical skills. Upskilling in core and critical areas increases the skills pool and lends stability to continued operations.
Employee development is pivotal to Harmony’s strategic and operational delivery. All training and development programmes are carried out in line with the company’s strategic and operational needs through a wide range of programmes. These include skills development, adult education and training, the bridging school, learnerships, bursaries, graduate development, talent management and supervisory and leadership development. Some 4.9% (FY14: 4%) of the payroll is spent on human resource development.
In addition to upskilling our own employees, we recognise that community members could beneﬁt from our programmes. We devote considerable effort to programmes such as bursaries and the bridging school – that allow young learners from local communities to improve and continue their studies. This has the potential to beneﬁt Harmony in the long run, too, as it encourages promising students to take up careers in ﬁelds in the mining industry.
In FY15, 96% of our workforce received training compared with 62% in FY14. This increase was mainly due to the effect of the restructuring where employees were transferred to other operations and/or positions. Training costs during the year amounted to
R371 million (US$32 million) including support for South African-based research and development initiatives intended to develop solutions in exploration, mining, processing, technology efﬁciency, beneﬁciation as well as environmental conservation (FY14: R283 million (US$27 million)). In FY15, 69 people were trained in critical skills at a cost of R1.0 million (US$0.1 million), compared with
56 people in FY14 at a cost of R1.1 million (US$0.1 million).
To facilitate transformation in South Africa, a total of 1 159 employees received training on diversity management issues which served as groundwork for the proper implementation of employment equity. Of those who received such training, 68% (FY14: 67%)
were historically disadvantaged South Africans of whom 14% (FY14: 12%) were women.
The Mining Charter in South Africa placed signiﬁcant emphasis on training and development. At the end of our reporting period,
Harmony’s operations met the requirement that 5% of the payroll costs be spent on employee training and development.
Adult education and training
Relevant Global Reporting Initiative indicators: G4-LA10
Adult education and training centres at Harmony’s South African operations run full-time classes to ensure that employees are functionally literate and numerate so as to allow for personal growth and transformation within South Africa.
In FY15, 476 employees (FY14:1 099) and community members were enrolled for classes, at a cost of R32 million (US$3 million)
(FY14: R52 million (US$5 million)).
The overall pass rate for FY15 was 53%, a 12% improvement on the previous year (FY14: 41%). The roll-out of e-learning at the adult education and training centres, which is scheduled to begin around September 2015, will increase the number of participants in the programme since employees will have the opportunity to study at their own pace.
Harmony in action

82  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Bursary programme
Harmony offers a bursary programme and a subsequent graduate-development programme. Harmony awarded a total of 33
(FY14: 38) bursaries for university studies during FY15, with 29 (88%) (FY14: 24; 63%) of these students coming from our local communities.
Discipline
4th Year
3rd Year
2nd Year
1st Year
Total by gender
Total
Gender
M
F
M
F
M
F
M
F
M
F
Mining
2
1
2
2
1
2
1
0
6
5
11
Engineering
0
0
2
0
2
0
0
0
4
0
4
Survey
0
0
0
1
0
0
0
0
0
1
1
Geology
0
1
0
0
1
0
0
0
1
1
2
Environmental
0
0
0
0
0
0
1
0
1
0
1
Other – Services
0
1
0
0
6
6
1
0
7
7
14
Total
2
3
4
3
10
8
3
0
19
14
33
Bridging school
Harmony’s bridging school supports mathematics and science at grade 12 level to assist school leavers in improving their ﬁnal results to gain admission to tertiary studies. Upon successful completion of their grade 12, some are awarded bursaries while others follow the learnership route, increasing the company’s learnership intake.
Since inception of the school in 1996, we have registered a total of 370 students. Of the total number enrolled over the years,
36 (10%) were awarded bursaries, 179 (48%) went through learnerships and the balance were appointed to various permanent positions, some of whom are now in management positions.
Learnerships
Five formal learnership programmes are in place at Harmony: mining operations L2, rock breaking L3, artisan L3/4, service person
L2 and winding engine driver L3. In FY15, Harmony had 247 (FY14: 283) active learners at different levels in their respective learnership programmes, of whom 55 (FY14:81) completed their learnerships. Most have been appointed to critical positions within the company.
Internship and experiential programmes
In support of our social and labour plans, Harmony hosted 71 students (48 internships and 23 experiential trainees) during FY15
(FY14: 31 students – 20 interns and 11 trainees). Of the total number engaged, 25 (FY14: 10) students completed their exposure programmes during the period under review. Harmony currently has a total of 46 active students – 31 internship students and 15 experiential trainees (FY14: 21 students – 17 interns and four trainees).
Our social plan programme
Through its social plan programme, facilitated by the framework agreement entered into between Harmony and the National Union of Mineworkers in 2003, which was and still is the majority union, the company continues to provide alternative skills training to employees (both current and retrenched employees). This enables people to be economically active beyond mining. It also cushions the impact of unavoidable retrenchments for economic reasons or when our mines reach the ends of their lives. The alternative skills acquired give employees access to employment opportunities in other sectors of the economy outside mining, and promote a culture of self-employment to improve quality of life.
The social plan framework agreement provides for employees who elect not to undergo training themselves to nominate a dependant
(proxy) to receive training in their stead.
Future forums
Future forums are in place at Harmony’s operations and comprise representatives from mine management and organised labour.
Future forums were set up to deal with issues such as productivity improvements and long-term mine sustainability, job security and creation, and ameliorating the impact of downscaling and retrenchments on employees (and their families), communities and the local economies where these cannot be avoided.
EMPLOYEES AND COMMUNITIES CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  83
Members of future forums are inducted or capacitated on a continuous basis based on: the National Social Plan Policy, Harmony’s
Social Plan Framework Agreement, compliance with Social and Labour Plan Regulations, and their functions.
The forums are consensus driven and operate in a completely transparent environment. Parties to the forums work together to achieve its objectives. The culture and approach of the forums is one of joint problem solving, with management and organised labour negotiating to prolong the life of the mine so as to achieve the best possible beneﬁts for all stakeholders. All necessary information is made available to the forums to ensure they make fully informed decisions.
Portable skills development
During the period under review, 421 employees were trained, of which around 83% were proxies (dependants of mine employees).
Since the execution of Harmony’s mining licences, some 4 451 employees have been trained in portable skills.
The range of basic skills provided cuts across economic sectors, ranging from information technology (computer literacy), electrical, welding and basic motor mechanics to catering, baking and clothing manufacturing.
Portable skills training conducted in FY15
Number of employees
(or proxies) trained
Mine
FY15
FY14
Bambanani
34
54
Joel
17
–
Masimong
144
176
Phakisa
56
–
Target 3
6
–
Tshepong
74
48
Unisel
90
166
Total
421
394
TRAINING AND DEVELOPMENT IN PAPUA NEW GUINEA
In FY15 there were 4 653 workforce training events at Morobe Mining Joint Ventures in Papua New Guinea. Speciﬁc initiatives in
FY15 included:
•
Personal development courses
•
Level 2 supervisor development programme for mining supervisors
•
Integration of level 1 programme for drill and blast supervisors and coordinators
•
Information and technology training for trainer supervisors
•
Tier 1 and 2 induction and training
•
Operator efﬁciency training
Employee educational support
Morobe Mining Joint Ventures provided over R44 million (US$3.9 million) in Educational Support for 347 employees’ dependants in
Papua New Guinea.
Morobe Mining Joint Ventures’ landowner school tuition assistance
The Morobe Mining Joint Ventures tuition assistance programme for Hidden Valley and Waﬁ-Golpu landowners was completed in quarter 3 of FY15, with 95 successful applications and R473 877 (US$41 000) paid to 14 institutions.
Harmony in action

84  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Compared to 2014, there was a signiﬁcant 62% increase in successful applications in 2015, including 42 for distance-mode education,
13 for colleges and four for universities. Current trends indicate that more Hidden Valley students attend tertiary institutions while
Waﬁ-Golpu has more students opting to upgrade to matriculation (University Entry Level) through distance education at the University of Papua New Guinea’s Morobe University Centre. See ﬁgure below.
Morobe Mining Joint Ventures landowner tuition assistance FY15
1
2
5
7
37
2
11
4
4
5
8
0
2
4
3
0
Male and Female
0
5
10
15
20
25
30
35
40
University
Secondary school
Matriculation
High School
College
University
Matriculation
College
Hidden Valley
Male
Female
Wafi-Golpu
Women’s development programme
Landowner women’s groups from the Hidden Valley area submitted proposals to the Mineral Resource Authority Women in Mining
Small Grant Programme and three were considered successful by the programme steering committee. The project agreements were
ﬁnalised with the Mineral Resource Authority and more than R1.08 million (US$0.1 million) were released to the groups for their respective proposals including guesthouses and passenger motor vehicles.
A training needs analysis of 165 women between the ages of 15 and 60 years was conducted by the Chamber of Mines and
Petroleum Women in Mining Programme. The data was then analysed and results used to assist with the development of programme plans for impacted and affected areas.
In December 2014, the new Wau Women’s Resource Centre was successfully completed and formally handed over to the community.
Education programmes
The Department of Education and the Morobe Mining Joint Ventures’ education team inducted 12 trainee teachers from six elementary schools in the Waﬁ-Golpu region. This resulted in two schools starting early childhood classes in Pekumbe and Venembeli, while Hekeng and Towangola continued classes.
Teachers at all operating schools in Bulolo received their back-pay after many years of teaching without pay, and are now on the government payroll.
Morobe Mining Joint Ventures funded excellence awards for students in 14 elementary schools. District education advisors and the
Honorable Member for Huon Gulf, Ross Seymour, acknowledged Morobe Mining Joint Ventures for the awards. Since 2012, Morobe
Mining Joint Ventures has provided excellence awards to a total of 83 students.
The Nauti Elementary School is now fully operational with four teachers and has enrolled 167 students in all four classes. The Nauti community contributed a house, kitchen and toilet for the newly appointed community school teacher.
During the fourth quarter, the Morobe Mining Joint Ventures’ education team assisted with a two-week in-service course for
11 elementary teachers from ﬁve elementary schools in the Waﬁ-Golpu region. It was jointly facilitated with Bulolo District Elementary trainers and standards ofﬁcer.
EMPLOYEES AND COMMUNITIES CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  85
EMPLOYMENT EQUITY
Relevant Global Reporting Initiative indicators: G4-EC6, G4-HR3
A representative workforce is both a legislative and moral imperative in South Africa, one which ensures economic growth beneﬁts for all stakeholders. As a result, employment equity is an important consideration, taking into account the historical context of the areas in which we work to ensure equality wherever possible.
We ensure that our migrant employees are able to return home regularly. We also aim to make it easier for employees to have their families visit them by making available spouse quarters for visiting family members. We have several local economic development projects in labour-sending areas, such as Mozambique and Lesotho, as well as an agreement to provide home-based care to medically incapacitated employees from all areas.
The company reports its employment equity plan and progress to the social and ethics committee quarterly and to the Departments of labour and mineral resources annually.
In FY15, 58% (FY14: 46%) of Harmony’s management staff were historically disadvantaged South Africans, exceeding Mining
Charter targets for company-level compliance. The increase in compliance indicators is due to alignment of Harmony’s reporting with the Department of Labour’s classiﬁcation guidelines – (EEA9). For previous years, indicators were based on Patterson grade
D-F only whereas C band employees are now classiﬁed as Junior Management and have been included in the 2015 employment equity percentage.
Women employed at management level stood at 16% (FY14: 20%) The decrease is due to retrenchments during the year which included women. There is no difference between salary scales for men and women at Harmony.
Employment equity plan
Occupational categories
2014 Plan (%)
Achieved
June 2015 (%)
Board
40
60
Top management – Executives
40
44
Senior management
40
40
Middle management
40
46
Junior management
40
56
Core and critical
40
63
In Papua New Guinea, we are focused on attracting and retaining both externally and locally recruited employees, particularly landowners and local citizens. Operations are governed by a three-year training plan lodged with the Department of Labour. Under this plan, the joint ventures must ensure locally sourced employees are continuously trained and succession is managed. 95% of all
Morobe Mining Joint Ventures’ employees are Papua New Guinean citizens.
At Hidden Valley, women in the workforce stood at 10% in FY15 (FY14: 13%), below the national average of 14% (FY14: 15%).
This fall is due to the reduction of the Morobe Mining Joint Ventures’ workforce during FY15.
HOUSING AND LIVING CONDITIONS: SOUTH AFRICA
Improved living conditions for our employees are directly linked to enhanced employee well-being and productivity. In addition, our housing programme creates jobs and supports local business. Harmony only appoints local empowered companies (see our procurement spend on page 98 of this report, in line with the Mining Charter) when embarking on construction and building projects. Our key challenge in FY15 was that we were unable to comply fully with the Mining Charter target for housing and living conditions.
Our housing strategy is focused on promoting home ownership and rental options and on integrating mining communities into local municipal structures. We make land available and facilitate affordable housing development on our redundant mine land – for all new developments we fund construction of infrastructure such as power and water, manage the project and monitor quality. We also proclaim mine villages for inclusion within municipal areas. In line with our focus on home ownership, employees who do not live in company hostels receive living-out or housing allowances.
Harmony in action

86  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Our hostel de-densiﬁcation programme ensures that employees have access to private living space. To enable employees to move their families closer to our operations, our hostel conversion programme makes available family units; we also seek to provide family accommodation in local towns. At Harmony, we are aware that corporate social responsibility extends beyond the surrounding communities.
Mining
Charter
target
2014
Harmony
target
2015
2015 *
2014
2013
%
%
Achieved
%    Achieved
%   Planned
Hostel (operational) conversion to single
rooms by 31 December 2014
100 8 658
100
8 695
19 1 678** 13 1 102**
Hostel (non-operational) conversion to
family units
100 1 100
84
927*
69 761 61.7 561
Facilitation of home ownership*** 4 719
63
2 961***
59 2 800 53 2 496
Total
82
49 42
*
To date, we have been unable to procure funding from the government and/or the Department of Human Settlements for the Deelkraal hostel conversion
**
The data reported for 2013 and 2014 represents units in 100% converted hostels. The number of single rooms, including those in uncompleted hostels, totalled 5 027 in FY14 (FY13: 3 214)
***
Houses sold to employees and other housing development programmes (actual achieved will depend on employee affordability proﬁles and the ability to obtain ﬁnance). Certain elements are beyond Harmony’s control, such as whether employees are granted bonds or receive state subsidies. Therefore bank lending, affordability and indebtedness remain stumbling blocks to increased home ownership
In FY15, the number of hostel dwellers sharing accommodation declined from 6 841 (FY14) to zero, with all employees now housed in single rooms. We aim to build 1 100 family units over three years. Some 927 units have been built to date – 84% of the total planned (FY14: 761 units, 69% of that planned). Merriespruit 3 is in progress while Deelkraal is at feasibility stage.
To further facilitate home ownership, Harmony subscribes to and supports the pension-backed home loan scheme as negotiated for the industry by the Chamber of Mines. In all, 1 441 (FY14: 1 100) of our employees have already made use of this facility. During
FY15, 110 of our houses were purchased by way of a ‘rent-to-own scheme’ (FY14: 12).
HUMAN RIGHTS
Relevant Global Reporting Initiative indicators: G4-LA14, G4-HR3, G4-HR10 and G4-HR12
Respect for human rights is entrenched within the company’s values and speciﬁcally catered for in human resource policies, charters and contracts of engagement. This is closely monitored by our human resources function and community engagement managers at operational level.
EMPLOYEES AND COMMUNITIES CONTINUED
Merriespruit housing complex

Harmony Gold Mining Company Limited Integrated Annual Report 2015  87
We abide by the human rights conventions of the International Labour Organisation, as supported by the South African constitution.
Our adherence is monitored by the social and ethics committee. In addition, certain human rights requirements are built into contracts with new suppliers.
No incidents of discrimination were reported in South Africa or Papua New Guinea in FY15.
The South African constitution also prohibits forced, compulsory or child labour. None of Harmony’s operations are at risk of human rights contraventions and no contraventions of these principles were alleged or reported in FY15.
COMMUNITIES
Relevant Global Reporting Initiative indicators: G4-SO1
Key statistics: local economic development spend
FY15
FY14
Group local economic development spend
R63.5 million (US$6 million)
R77.1 million (US$7.4 million)
– South Africa
R62.5 million (US$5.5 million)*
R71.7 million** (US$6.9 million)
– Papua New Guinea
R1.0 million (US$0.1 million)
R5.4 million (US$0.5 million)
*
In addition, capital of R89 million (US$8 million) was spent in FY15 on hostel upgrades
**   In addition, capital of R106 million (US$10 million) was spent in FY14 on hostel upgrades
We are committed to the sustainable socio-economic development and well-being of the communities where we operate.
We recognise that it is from these communities that we draw our employees and that healthy, ﬂourishing communities can provide us with the calibre of employees we need to run our business. Their well-being and development underpins our own sustainability.
Apart from being a statutory requirement, our strategic objective is to contribute to the sustainable development of our communities long after mining has ceased.
In South Africa, Harmony’s operations are governed by the allocation of mining rights, with each mining right area bound by an approved social and labour plan. In Papua New Guinea, regulatory control vests in a memorandum of agreement between Morobe
Mining Joint Ventures and local communities and key landowners with similar social commitments to those in South Africa.
Harmony has reached the end of the ﬁrst ﬁve-year Mining Charter target period. Please refer to page 168 for the status of Harmony’s achievements in terms of the Mining Charter targets. All of Harmony’s mining rights scored in the ‘Excellent Performance’ category for
2012, 2013 and 2014 calendar years. In addition, we operated in line with our social and labour plan commitments at all South African operations.
SOCIO-ECONOMIC, POLITICAL AND REGULATORY CHANGES
Our company, employees and communities are affected by socio-economic, political and regulatory changes. Changes include amendments to labour, mining and environmental legislation and political and regulatory changes. Our compliance efforts impact directly on our social licence to operate and thus on our sustainability. We endeavour not just to comply with laws and regulations but to “go the extra mile”. We conduct regular meetings with stakeholders such as government and community leaders to address concerns, grievances and misperceptions.
SOCIAL AND LABOUR PLANS
Relevant Global Reporting Initiative indicators: G4-EC4
For the ﬁve-year cycle ending December 2017, Harmony’s planned social and labour plans constitute R844 million of which, as at
30 June 2015, we had spent R405 million on local economic development projects.
To make a relevant and thus sustainable contribution to local communities, we have aligned our social and labour plans with municipal integrated development plans. Social and labour plans are currently in place for each mining right for the period 2013 to 2017.
A Harmony-led forum meets regularly, bringing together stakeholders to discuss and agree on key projects for the Free State goldﬁelds region, with the aim of identifying and developing industries lacking in the local economy and the enterprises necessary to service those industries.
Expenditure on local economic development projects in South Africa decreased from R71.7 million (US$6.9 million) in FY14 to
R62.5 million (US$5.5 million) in FY15. This decrease was due to delays in various projects, which we are addressing and trying to resolve quickly.
Harmony in action

88  Harmony Gold Mining Company Limited Integrated Annual Report 2015
EMPLOYEES AND COMMUNITIES CONTINUED
NOTEWORTHY ACTION
LOCAL ECONOMIC DEVELOPMENT PROJECTS: MAKING A DIFFERENCE
Legacy projects
(projects aimed at leaving something for the community after all mining operations in the area have been closed)
The legacy projects are applicable to all Free State operations in the Lejweleputswa Municipal District
Merriespruit 3 hostel conversion project
The contract for the conversion of the Merriespruit 3 hostel to community rental units was signed on 28 March 2013. A 100%
black-owned construction company was awarded the tender and started with the project in June 2013. The project was 81%
complete as at 30 June 2015.
972 jobs were created during construction and 30 permanent jobs. All these jobs were ﬁlled by members of the local community.
We will continue this work in FY16 and hope to continue improving both our relations with employees and their daily experiences at Harmony.
Film studio
A ﬁlm studio project was launched in 2012 to establish an international ﬁlm and television studio facility on a site (approximately
700 square metres) in Welkom, in the Free State province. The ﬁlm studio company signed a land availability agreement with
Harmony on 24 April 2012, giving the studio access to land for the development of a television and ﬁlm studio facility.
The ﬁlm studio company has also secured the commitment of the Free State Provincial Government which has in turn appointed three departments, namely, Sports, Arts and Culture, Tourism, and Economic and Environmental Affairs, to work alongside the team to ensure the success of the project.
During the year, a feasibility study and a business plan were completed. The land agreement was signed and the process to provide a radiation clearance certiﬁcation is in progress.
Virginia Sports Academy
The purpose of this project is to identify sporting talent among previously disadvantaged youth. Those identiﬁed are each offered an annual bursary to the value of R94 000. The students stay in our hostel and attend local schools. Signed contracts are in place between parents/legal guardians and the Virginia Sports Academy.
The bursary covers the following:
•
Accommodation, including three meals daily
•
School fees
•
School clothes
•
Sports clothing
•
Transport to and from school and sports tournaments
•
Medical expenses
Beneﬁciaries of this project are talented youths from both local communities and those in our labour-sending areas. The cost of this project, which employs 16 people on a permanent basis, is R8 million annually. In all, 72 boys (36 soccer players and 36 rugby players) beneﬁt annually.
This project also has a dedicated functional website (www.vsportsacademy.co.za).
Some of the well-known students from the academy include Cecil Afrika (SA Rugby), Branco du Preez (SA Rugby), Seabelo
Senatla (SA Rugby), Eugune Cunha (Blue Bulls Rugby), Tumelo Nhlapo (Bafana Bafana), Lerato Manzini (Bloemfontein Celtics),
Nelson Molale (Kaiser Chiefs) and Keamo Wolff (Jomo Cosmos).
Nyakosoba High School
This project for Nyakosoba High School, located in Lesotho, was started during 2010 and was completed during FY15. It has provided 10 classrooms, ablution facilities both for learners and for educators, an administration block with ofﬁces for the school principal, the deputy principal and administration staff and a staff room as well as a kitchen.

Harmony Gold Mining Company Limited Integrated Annual Report 2015  89
NOTEWORTHY ACTION continued
Virginia Jewellery School
This project was identiﬁed for the Matjhabeng Municipality, Lejweleputswa district. In all, this jewellery school has created 150 jobs since its inception. Of these, 10 are permanent. Currently, 18 Mining Qualiﬁcations Authority students and eight students attend the school. All local communities beneﬁt from this project, as jobs are created and jewellery skills training and assessment of learnerships is done in the area. The Virginia Jewellery School has produced ﬁve qualiﬁed goldsmiths.
The total cost of the jewellery school since inception in the year 2000 is R18 million. A dedicated website (vjsjewellers.co.za) for the jewellery school was completed and went live at the end of December 2014.
The school, which now employs four qualiﬁed goldsmiths, opened an outlet shop in the Goldﬁelds Mall, in Welkom, in April
2015. A trade-off agreement has been signed with a well-known retail group, in line with Harmony’s strategy to enable this project to become self-sustaining.
Bridging school
Local students are selected to improve their matric grades in mathematics and science. This initiative ultimately assists such students to improve their chances of securing bursaries to study further, of acceptance at tertiary institutions and of entering into various learnerships as part of Harmony’s talent pool.
In all, 20 local youth, who are classiﬁed as being historically disadvantaged, are given the opportunity to attend Harmony’s bridging school for one year after ﬁnishing their Grade 12 school year. The pass rate for the students improved from 57% to
63% for mathematics, and from 54% to 61% in science during the 2014 academic school year. All students began learnerships with Harmony in January 2015 (12 in mining and eight in engineering).
Harmony Business Development Centre
The Harmony Business Development Centre also known as the Enterprise Development Centre is the main vehicle through which we drive our Enterprise Supplier Development initiatives. Since opening its doors in Welkom in 2009, the business development centre has created a platform for more than 500 companies that have sought to do business with Harmony.
The majority of these companies are in the maintenance and construction sector as opportunities in this area were set aside exclusively for historically disadvantaged South African companies.
Relevant companies submit their proﬁles to the Harmony Business Development Centre and, if their services or product offerings match procurement opportunities that arise, they are invited to quote and submit tenders. The Harmony Business Development
Centre provides technical guidance and support to the companies that succeed in accessing business at Harmony. The centre oversaw contracts with the companies selected to the value of R163 million from inception in 2008 to December 2014.
Other activities that Enterprise Supplier Development and the centre focused on included the following:
•
Registering companies as vendors to Harmony
•
Facilitating shorter payment periods
•
Coaching and mentoring
•
Training and skills development
•
Incubation
•
Provision and facilitation of ﬁnancing
•
Ensuring compliance with applicable legislation
The business development centre provided seven employees with permanent jobs and R1.6 million was spent on the centre in the 2014 calendar year.
Training programmes
A number of training workshops have been conducted in the past, including training conducted by Enactus. They trained suppliers on the Harmony Business Development Centre database and a company called ‘Running Business Today’. The training conducted is comprehensive and based on business simulations for youth and women in the community of Nyakallong near
Allanridge. Business training for 24 beneﬁciaries to the value of R81 851 was conducted in FY15.
Harmony in action

90  Harmony Gold Mining Company Limited Integrated Annual Report 2015
EMPLOYEES AND COMMUNITIES CONTINUED
NOTEWORTHY ACTION continued
Reasebetsa Women Co-operative
Reasebetsa Women Co-operative is 100%-owned by women, to which Harmony has given the opportunity to reclaim bricks and steel from the African Rainbow Mineral 1 mine site, near the Harmony Business Development Centre. The project is a test study to determine if this approach to reclaim and rehabilitate land will beneﬁt the targeted groups, namely women and youth. The project generates income for about 15 people who did not previously earn an income. Harmony bought tools and relevant equipment to be used to reclaim and clean the bricks and is also to assist with market development. A service provider named ‘MCBE’ was enlisted to guide and advise on this project. Reasebetsa took over the site in August 2014 and by the end of December 2014, about 100 pallets of bricks had been collected. These bricks were sold to members of the public.
Project beneﬁciaries include the youth from Thabong community, who were part of the pressure group that marched to demand jobs from Harmony. This initiative is viewed by stakeholders as being progressive and worth implementing at other Harmony sites targeted for demolition. Harmony spent R128 738 on training in FY15 and Reasebetsa generated revenue of approximately
R70 000 and the lives of the participants have improved substantially.
Tsebo Multi Skills Co-operative
Tsebo is a youth-owned co-operative from Nyakallong near Allanridge. The Harmony Business Development Centre facilitated
Tsebo’s becoming a vendor in the ﬁeld of construction and maintenance. Tsebo was awarded its ﬁrst construction job at the
Phakisa mine in December 2014 to renovate the training centre. An established contractor, The Power of Junction, was asked to guide and mentor Tsebo through the project.
Small, medium and micro enterprise development – expansion of the feed mill
Harmony facilitated the granting of funding to the amount of R9 million from the National Empowerment Fund for the establishment of a feed mill. The feed mill is situated at Dihoai farm, which is in the Matjhabeng municipality between Welkom and Odendaalsrus towns. Chicken feed is the most expensive input material in the poultry business and the ability to access feed at a cheaper rate would enable small chicken farmers to be more competitive and increase their chances of making a proﬁt. By end of FY15, the feed mill construction was 100% completed and the civil works around the plant was completed.
Construction of the feed mill led to the creation of 19 permanent jobs and the beneﬁciaries of the mill were co-operatives and local small, medium and micro enterprise development.
Small, medium and micro enterprise development – upgrading of abattoir
The need for an abattoir to cater for the small poultry producers was identiﬁed, where small poultry producers can slaughter their fully grown chickens at an affordable price. Harmony undertook the renovation of an existing abattoir that had not been built to the correct standards and speciﬁcations so that it now meets the requirements of the Department of Agriculture.
Harmony engaged contractors to do the renovations, and to install electricity, air conditioners, refrigerators and cooler rooms.
In all, this project created 20 permanent jobs during 2014 and, as with the expansion to the feed mill, the beneﬁciaries were the co-operatives and local small-, medium-, micro-enterprise development. The total cost of the project is R5 million, of which
R683 392 was spent during calendar year 2014. The project is expected to be completed by December 2015.
Training was provided by Harmony and a partnership was formed with the Department of Agriculture.
Small, medium and micro enterprise development – manufacturing of Motoho
The project, identiﬁed for the municipal district of Lejweleputswa in the Matjhabeng local municipality, involves Golden Goose
Catering Services, a black woman-owned enterprise that produces Motoho, a soft porridge drink, which is very popular in the local communities. This enterprise employs 40 people and the beneﬁciaries of this project will be local communities, the owners of Golden Goose and the consumers of the product.
The cost of the project will amount to R1.2 million. Timing for completion is dependent on marketing and trade off agreements, estimated to be completed December 2015.
Thabong Industrial Project
The Matjhabeng Municipal Council requested Harmony’s assistance with the formalising of the informal light industrial park in Thabong, in the Lejweleputswa district municipality of the Matjhabeng local municipality. The aim of this project is the development of the Thabong Industrial area alongside Constantia Road West. The intention is to establish land zoned for light industrial use by emerging entrepreneurs alongside the busiest road leading into Thabong.

Harmony Gold Mining Company Limited Integrated Annual Report 2015  91
Harmony in action
NOTEWORTHY ACTION continued
Harmony approached the Enactus students from Central University of Technology in June 2014 who agreed to assist with the ground work. The council provided the students with a letter of approval and they started work on a survey of the current status of the entrepreneurs who operate from this site, and what speciﬁc requirements would be needed to formalise the site.
The students embarked on a site-cleaning campaign followed by a marketing drive and a day of training on health and safety, marketing and business skills.
A professional team compiled a report on how best to turn the site into a state-of-the-art light industrial area. The completed report has been submitted to the council. This project will generate employment for 400 people. Currently 162 people are employed. The feasibility study was completed in January 2015 and the business plan requesting funding has been revised and submitted to the Department of Trade and Industry. The total estimated value of the project is R70 million, of which Harmony has so far contributed R1 million for the feasibility study and paid R269 000 for the business plan.
Currently, there are 24 different businesses on site. The businesses represent 12 different types of manufacturing and two different tailors. This project has tremendous potential to prove that municipalities can be developmental in nature. It must be seen as a “best practice exercise” where, through careful research and a variety of inputs from various stakeholders, township businesses and manufacturing can become fully competitive and commercial.
Wellness Centre Kutloanong
The clinic is in the municipal district of Lejweleputswa, in the Matjhabeng local municipality. The clinic is housed in the multipurpose centre in Kutloanong, the municipality building, that was renovated at the cost of R521 000. Renovations were done by a local black empowered company and three temporary jobs were created. Beneﬁciaries of this project are the local communities of Kutloanong.
Among other things, the centre is also used for the following:
•
Hosts HIV/AIDS support groups in the area, as well as young adults over the age of 25
•
Provides career information and other social interventions to young people
•
Public meetings and literacy classes for the elderly
Small, medium and micro enterprises and skills development centre
The second phase of the small, medium and micro enterprises and skills development centre was completed in August 2014 and the project handed over to the local municipality. This second phase included paving of walkways and the parking area and landscaping.
The goal of the project was the establishment of a skills development and small, medium and micro enterprises centre to facilitate skills diversiﬁcation within the Ratlou local municipality.
Beneﬁciaries of the project, which has created 30 temporary jobs, are the communities within the Ratlou local municipality. The third phase of the project – development of the digital hub (computer centre) is in the planning phase.
Tshwaraganang sewing
Tshwaraganang Sewing is a co-operative belonging to 10 women from Kraaipan. Harmony helped ﬁnd accommodation to house the co-operative and purchased 10 sewing machines for the women’s use. The women received training on how to use the machines and were awarded certiﬁcates. The local communities of the Ratlou Local Municipality, Ngaka, Modiri and the
Molema District Municipality will beneﬁt from this co-operative.
Harmony contributed R800 000 towards this project which has been completed in December 2014.
Upgrading of the water supply in Kraaipan Village
This project, which addresses the local service-delivery backlog, was agreed with the Ratlou municipality which had requested assistance together with the Department of human settlement department within the Ngaka Modiri Molema district.
The ﬁrst phase of this project was to provide water and reverse-osmosis puriﬁcation plants for the Kraaipan area. Harmony contributed funding of R3.5 million to the Ratlou municipality for this project. The reverse-osmosis machine and holding tank were installed onsite and the holding dam and commissioning of the plant were completed by the end of May 2015.
This ﬁrst phase created 18 jobs during the year, with the beneﬁciaries all being from Kraaipan Village.
Ludeke Junior Primary School
The Ludeke Primary School is located at the Ludeke Mission in the OR Tambo district municipality in the Eastern Cape, about
15 kilometres away from the OR Tambo monument. It was established in 1914 as a mission school. The school has a rich heritage, having produced world-class alumni, most notably the late world-renowned freedom ﬁghter, Oliver Reginald Tambo.

92  Harmony Gold Mining Company Limited Integrated Annual Report 2015
EMPLOYEES AND COMMUNITIES CONTINUED
NOTEWORTHY ACTION continued
The school is overcrowded with, on average, more than 60 learners per classroom. All buildings have deteriorated over the last
27 years. The now-dilapidated buildings were constructed using prefabricated material. Harmony will be one of two funders supporting this project. The renovations will consist of building classrooms, ablution facilities, a library, a computer centre and the administration block. The school, which employs 20 teachers, enrolls pupils from Grade R up to Grade 9. Total enrolment is
684 pupils, the immediate beneﬁciaries.
It is estimated that this project will beneﬁt around 27 000 children over the next 40 years. It will also empower the local community to take ownership of their school, ensure long-term sustainability and give their children the education that every
South African child deserves.
Harmony, which will contribute R1 million annually to this project, has signed a three-year memorandum of understanding in
July 2013 with the South African National Civic Organisation’s Development Initiative (the principal of the Ludeke Junior Primary
School Renovations project).
This ﬁrst phase of the project began on 28 March 2014 and was completed on 1 October 2014. Phase one generated employment for 13 people within the community. Phase two, scheduled for completion in December 2015, aims at building classrooms.
Waste Recycling Project, Khutsong
This is a collaborative project between three mining companies – including Harmony –– and the Merafong municipality. Each mining company will contribute R1 million over three years (2012- 2014). The project site is in Fochville within the Merafong
City local municipality. The aims of the project are community empowerment, job creation, recycling of waste within the
Merafong community and addressing environmental issues. The project is going well and the following key components have been accomplished:
•
Paper from Harmony’s Randfontein Ofﬁce Park is collected for recycling by the project
•
The permanent structure is complete and construction of two additional toilets is in progress
•
Application for an electrical connection has been made and the fees paid to the municipality. Installation will be done by the municipality, but in the meantime equipment is being run on temporary supply
•
A bailing machine has been purchased and is in use
•
A community event was held in July 2014 in Kokosi Extension 5 to promote recycling and environmental issues. This event prompted a dramatic increase in incoming recyclables and enabled the project to establish relationships with many collectors in the area
•
Eight local people are permanently employed and an administration assistant will be employed shortly
•
An agreement has been reached with a big recycling company which already has waste paper for recycling
Merafong Digital Hub
This hub is doing well and has begun several computer training programmes for out-of-school youth and for the members of the community. Harmony continued to support the youth of Merafong with computer-literacy training. There was another intake in August 2014 of 50 young people for the Computer Literacy Course. The Computer Training National Qualiﬁcations
Framework Level 3 is a three-month course. The course, which covers basic information technology skills, is accredited by
Media, Information and Communication Technologies Sector Education and Training Authority E-Learner and endorsed by
International Computer Driving South Africa.
This project is a collaboration between Harmony and one of our peers. Each company contributed R500 000 to establish a community digital hub which is housed at the Khutsong Business Centre.
The aims of the project are to:
•
give young people an opportunity to develop digital media skills and training
•
foster innovation, technological development and creativity in a supportive entrepreneurial environment
•
offer members of the local community the opportunity to gain information technology skills
•
provide the community with services such as the typing of curricula vitae, printing, copying, binding, faxing and so on, at affordable rates and without added travelling costs

Harmony Gold Mining Company Limited Integrated Annual Report 2015  93
NOTEWORTHY ACTION continued
Deelkraal Community Rental Units
This proposed project entails the development of the vacant Deelkraal hostel complex into a community rental project with all the amenities necessary to sustain a vibrant community. The planned project will consist of 556 one- to three-bedroom ﬂats and will include a primary school and other social amenities. The aim is to provide affordable rental units to the local mining communities.
The estimated project value is in the region of R180 million and will be a joint effort by Harmony and the Merafong municipality.
The project will ultimately be handed over to the municipality as the owner and manager. Harmony has completed the development of eight show ﬂats to the value of R2.8 million. A funding application and feasibility report have been submitted to the Gauteng Department of Human Settlements and we await its favourable response.
Small, medium and micro enterprises development
The Merafong local municipality has requested Harmony’s assistance with the branding of the small, medium and micro enterprises stalls that have been built. The municipality has embarked on the formalisation of small businesses. This branding will enhance visibility of the stalls and attract customers, as well as save on marketing costs.
Communities will also recognise that Harmony is integral to their lives. In the next ﬁnancial year (FY16), the project will continue with the renovations of hawkers’ stalls in Wedela, Kokosi and Carletonville.
Woolgrowers Support Programme
The objective of this project is to build capacity for woolgrowers in the Eastern Cape. The project caters for 183 individuals with
1 900 sheep. Villages involved are Thonti, Mazeni, Magamzeni, Mabovu, Bipha, Mfundisweni, Ndakeni and Dudumeni.
Services include training in sheep shearing, sorting and the packaging of wool. They also help farmers to understand the supply chain and how it affects them, helps organise the sheep farmers into a legal entity and enhance the farmers’ capacity to increase their negotiating power. Harmony worked in partnership with Department of Agriculture on this project, which was completed in the 2014 calendar year.
Slovoville and Dobsonville digital hubs
This project commenced towards the end of May 2014. The model for the digital hub was taken from the one which was successfully implemented in Merafong.
The Soweto hubs employ 20 people, and beneﬁciaries of this R2.5 million project include the local communities and youth co-operatives.
The digital hubs in Slovoville and Dobsonville were completed and have been operating since October 2014. The hubs provide communities with much-needed services closer to home and more-reasonably priced. Services offered include typing, printing, copying, binding, faxing, Internet access (which enables people to look for employment) and facilitates business development and training. The two co-operatives (ﬁve members each) running both hubs have received on-the-job training in 2015.
Small, medium and micro enterprises development – cleaning detergent factory
This R1.9 million project is in the municipal district of the City of Johannesburg.
The factory manufactures cleaning detergents and operates from Roodepoort. Project implementation included ﬁnding suitable land, construction of the factory, power, water and sewer connections, equipment sourcing, labour sourcing, training, sales and marketing, branding, accounting and web design.
The factory initially started with eight people and increased this number to 25 as it grew and expanded its market. The factory is busy creating more than 80 self-employment opportunities by locating merchants (people willing to buy and sell our products).
Both the employees and the distributors are beneﬁciaries of this project. Implementation was completed and the factory was fully functional and operational in October 2014.
Harmony in action

94  Harmony Gold Mining Company Limited Integrated Annual Report 2015
EMPLOYEES AND COMMUNITIES CONTINUED
SOCIO-ECONOMIC INVESTMENT
Relevant Global Reporting Initiative indicators: G4-SO2
Our corporate social responsibility policy recognises the need for socio-economic investment in South Africa and Papua New Guinea, starting with the broader communities in which we operate. This policy includes local economic development initiatives executed in terms of the Mining Charter, the Mineral and Petroleum Resources Development Act and the codes of good practice for the minerals and mining industry. In Papua New Guinea, we comply with local, regional and national legislation, licence conditions and memorandums of agreement with associated communities and key landowners.
Our corporate social responsibility activities are monitored by the social and ethics committee at board level. In South Africa, projects and programmes are considered, approved and monitored by a corporate social responsibility committee at management level. In
Papua New Guinea, this responsibility lies with the head of our south east Asian operations. In South Africa, we identify suitable programmes through stakeholder engagement and in partnership with the Chamber of Mines’ community development forum, non-
governmental organisations, communities, government departments, municipalities, educational institutions and the governments of
Lesotho, Mozambique and Swaziland.
CORPORATE SOCIAL RESPONSIBILITY
South Africa
In FY15, Harmony spent R6.3 million (US$0.6 million) (FY14: R8 million (US$0.8 million)) on corporate social responsibility projects in South Africa. Key projects focused on educational support, social development, community support and sports and recreational development.
Harmony’s corporate social responsibility priorities in FY15 concentrated on implementing programmes in mathematics, science and technology advancement, community project-based entrepreneurial skills development, sports and recreation development.
Our programmes address key social issues such as building and supporting education systems and processes, including sports infrastructure and social and enterprise development initiatives.
Community project-based entrepreneurial development programme
This programme is aimed at developing entrepreneurial skills within communities so as to promote job creation and at eradicating poverty. In 2006, Harmony established a collaborative partnership with Enactus (an implementing organisation) for youth and student leadership development so as to increase leadership capacity within South Africa, uplift the poor and fast-track enterprise and socio-economic development initiatives.
Enactus is an international non-proﬁt organisation that brings together students, academics and business leaders who are committed to using the power of entrepreneurial action to improve the quality of life and standard of living for people in need. In southern
Africa, Enactus has established student programmes on university campuses and at other institutions of higher learning (i.e. about
28 institutions in South Africa and eight in Swaziland).
Guided by academic advisors and business experts, participating students form teams on their campuses and apply business concepts to develop and implement community outreach projects that improve the quality of life and standard of living for people in need.
The experience not only transforms lives, it helps students develop the kind of talent and perspective essential to leadership in an ever-more complicated and challenging world.
To date, Harmony has invested approximately R17 million in the development of the communities in which it operates and its labour-
sending communities (including those in Swaziland).
More than 113 000 lives have been positively affected by the programme and the transfer of business and socio-economic skills since
Harmony started supporting it.
Among the projects pursued by the Enactus teams to improve the quality of life and standard of living for people, were the bio-gas project, the arts and crafts project and the essential oils project.
•
Bio-gas outreach project – creating affordable bio-friendly alternative energy
The bio-gas outreach project generates gas to supply sufﬁcient power to operate a bakery. This project has successfully involved training 19 previously unemployed youths to generate bio-gas and to use this gas to operate a bakery. The bakery produces 3
000 loaves a month at a cost of R5.00 and a selling price of R7.80 each. It is a project initiated by University of Fort Hare’s Enactus

Harmony Gold Mining Company Limited Integrated Annual Report 2015  95
team aimed at providing an alternative source of energy, through a bio-digester, in the Melani and Fort Cox communities near the town of Alice in the Eastern Cape. Most residents have no alternative but to use ﬁrewood, wood pellets or kerosene to supply the energy resources they desperately need – this project therefore provides the community with a sustainable solution. These communities cannot afford basic energy costs as they live below the poverty line of R24.00 per person per day.
The by-product of the bio-digester’s slurry is utilised as an organic fertilizer in gardens, therefore reducing reliance on artiﬁcial fertilizers and increasing yield. An additional beneﬁt is that the by-product of the bio-mass digester used to generate the bio-gas can be used as organic fertilizer in gardens. This reduces reliance on artiﬁcial fertilizers and increases yields.
Project facts
•  Electricity is produced using an alternative energy source
•  Biomass plant electricity generated and supplied to bakery
•  Skilled and employed 19 community members to run the bakery
•  Bakery produces 3 000 loaves each month
•  Each loaf is produced at a cost of R5.00 and is sold for R7.80
•  The bakery has a monthly turnover of R24 000
•  51 people are impacted directly (19 youths and 32 are other beneﬁciaries/members of the project)
•  The provision of gas stoves has changed lives
•  Beneﬁciaries receive a stipend to help feed their families
•  Reduced reliance on government social grants
Growth prospects
This project is currently being extended with the roll-out of bio-gas digesters to other villages, and the establishment of a centre of excellence in bio-gas generation, as an alternative source of energy at the University of Fort Hare where future beneﬁciaries are trained.
The team overseeing this project plans to increase the number of beneﬁciaries in future and to continue expanding the bakery to allow more people to be employed and to produce a wider range of baked products.
•
Arts and crafts project
The Enactus team of the Mangosuthu University of Technology established a centre as a platform for crafters in the Umlazi area in the province of KwaZulu-Natal, to showcase and market their products, and so promote their ability to generate income and create job opportunities. The centre also serves as a potential market place where residents and tourists can buy the arts and crafts products. The crafters, some of whom are physically challenged, are organised as a co-operative.
Harmony in action
Kutlwanong Taxi Rank

96  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Achievements
• Beneﬁciaries are trained in sewing, beading and pottery skills
• A co-operative for the physically challenged is empowered to design and produce furniture (i.e. chairs and tables)
Impact to date
• 22 beneﬁciaries beneﬁt directly
• An additional eight jobs have been created, bringing the total number of jobs created to 15
•
Through the efforts of the Mangosuthu University of Technology’s Enactus team, funding amounting to R71 000 was secured from the national lottery to assist in buying production machines
• The crafters collectively generated a total income of R273 000 (US$ 24 000) in FY15
Project growth and sustainability
The project’s growth strategy involves expanding to other areas around Umlazi and Durban to market and sell their products. This will include securing stalls (business space) at arts festivals and renting shops in shopping malls.
The artists and crafters have embarked on a skills development programme for learners from various high schools in art-making skills.
•
Essential oils project
This is a co-operative project initiated by the University of Zululand’s Enactus team, to produce essential oils in South Africa by growing aromatic crops (e.g. rose geranium). The essential oils are to be used as ingredients in the manufacture of pharmaceuticals syrup in food and drink ﬂavouring.
This eight-member project is located at Matshana village in rural Nqutu, 30 kilometres from the University of Zululand. The project employed eight more people to assist with the planting, harvesting and distilling of the essential oils. Planning for the project, which is in the development stage of its life cycle, started in 2013.
Achievements
•
The Small Enterprise Development Agency from uThungulu assisted with the development of a comprehensive business plan for the project
•
The University of Zululand’s Enactus team secured funding amounting to R350 000 from the Department of Trade and Industry to help expand the project
• Eight jobs secured to date
Impact to date
• Eight job opportunities created
•
The facilitated partnership with the South African Essential Oil Business Incubator helped to secure 100 hectares of land and seedlings to expand the project
Future plans
• The team is planning to target export markets in the United States and Europe
• About 20 to 27 additional job opportunities will be created as the result of the project expansion
The work done by the Enactus teams and the projects developed and implemented address the twin challenges of poverty alleviation and job creation. Ultimately our objectives are to upscale and duplicate these projects in other areas of the province.
Advancing science and mathematics
The incessantly poor uptake of mathematics and science subjects at secondary and tertiary levels is shrinking the pool of qualiﬁed scientists, engineers, innovators and researchers, and subsequently threatening the future of scientiﬁc development in South Africa.
The South African Agency for Science and Technology Advancement, the business unit of the National Research Foundation tasked with advancing public awareness, appreciation of and engagement with science, technology, engineering, mathematics and innovation in South Africa, is making strides in communicating the value and impact of science and technology in a dynamic knowledge-based economy, and simultaneously building the science, engineering and technology human resource base in South Africa.
EMPLOYEES AND COMMUNITIES CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  97
The South African Agency for Science and Technology Advancement and Harmony established a partnership in 2005 to identify and nurture talent in the critical areas of science and technology and to contribute toward addressing the shortage of skills in mathematics, science, engineering, technology and innovation, both in South Africa and the other countries making up the Southern
African Development Community. Harmony became the main sponsor of the National Science Olympiad, an initiative of the South
African Agency for Science and Technology Advancement.
Milestones
Over the years, the National Science Olympiad has achieved several milestones, in particular:
•
A major three-year sponsorship was secured from Harmony in 2009 which was later renewed for four consecutive years to 2015
•
Through the Federation for Engineering, Science and Technology Olympiad and Competitions, the Department of Science and
Technology provides the South African Agency for Science and Technology Advancement with funding to increase the participation of Dinaledi Schools by funding their entry fees. These 500 schools are earmarked by the Department of Basic Education, from across the provinces, in pursuit of improving the quality of teaching and learning in Mathematics and Science
The increased participation is due in part to the following:
•
The sponsorship secured from Harmony
•
Mathematics, Science and Technology coordinators
•
South African Agency for Science and Technology Advancement aggressive marketing strategy within the rural areas
•
Collaboration with the Department of Basic Education at provincial level through the Mathematics, Science and Technology coordinators
With Harmony’s continued support, more than 127 800 learners from across South Africa and certain South African Development
Community countries like Lesotho, Zimbabwe, Malawi, Mozambique and Namibia were reached over the past six years through the
National Science Olympiad.
International collaboration and learner exposure
In January 2015, South Africa’s four top best-performing Grade 12 learners and two top achievers in Grade 11, who participated in the 50th National Science Olympiad in 2014, were given an opportunity to attend either the International Youth Science Forum in
Australia or in the United Kingdom for two weeks.
Papua New Guinea
In line with our goal of generating sustainable beneﬁts for our communities, the focus in Papua New Guinea during FY15 remained on health, education, agriculture and infrastructure.
Hidden Valley’s infrastructure programme focuses on constructing, repairing and upgrading roads, bridges, educational facilities, health facilities and water supply in the three landowner villages of Nauti, Kuembu and Winima and impacted communities along the Watut River corridor.
In the area of agriculture, the primary industry team focused on the Lower Watut cocoa programme and the preparation of strategic plans for agriculture and aquaculture programmes under the community participation agreement for the Waﬁ-Golpu communities.
Farming tools and equipment were delivered and demonstrated to 36 cocoa cluster groups.
Community health and education projects undertaken and completed in FY15 include:
•
The completion of a community feedback workshop on health matters during which community health surveys were reviewed.
Results will be used to enhance community awareness and training aspects of the community and employee health programme and to enhance treatment and monitoring of the more prevalent diseases
•
The opening of one new community health aid post and three renovated aid posts
•
The Morobe Mining Joint Ventures’ community affairs team in partnership with Mumeng and Wampar Health Centres ﬁelded medical visits to Waﬁ villages, focusing on immunisation of community members and health talks. Some 1 814 outpatients were treated and 1 837 children were immunised against water-borne diseases (FY14: 4 022 outpatients and 906 children)
•
41 water supply and sanitation projects have now been completed, servicing 15 000 people
Harmony in action

98  Harmony Gold Mining Company Limited Integrated Annual Report 2015
•
Construction of teachers’ and community health ofﬁcers’ houses, and school toilets at Hidden Valley and Waﬁ communities
•
A total of six matric students from Hidden Valley and Waﬁ-Golpu landowning communities were sponsored for vocational and university studies in FY15
•
Entrepreneurial skills training was held during January 2015 for 25 members of the Waﬁ-Golpu community
•
Further expansion of the Women’s Development Programme, which is aimed at ensuring women’s issues and needs are heard and addressed with assistance from Harmony, government, donors and non-governmental organisations
•
Distribution of teaching and learning materials to classrooms and presentation of excellence awards to 15 students (FY14: 18)
•
Morobe Mining Joint Ventures’ Cocoa Partnership initiative and collaboration with Monpi Cocoa Limited focused on funding and training of the Watut cocoa farmers
•
The Nauti women’s passenger motor vehicle was delivered by the Mineral Resources Authority, through the Small grant programme during January 2015. Activities are continuously being monitored
•
The Yinyin Water Supply and Sanitation Project in the Middle Watut Region of the Watut River was completed during 2015. The project delivered 19 water tap stands, 11 showers and water tap combination with nine latrines were constructed. The water supply will serve a population of 1 300 community members along the Watut River
•
Completion of Personal Viability training for 24 small-business entrepreneurs
•
The Morobe Mining Joint Ventures tuition assistance programme for Hidden Valley and Waﬁ-Golpu landowners was completed during 2015 with 95 successful applications, a 62% increase compared with 2014
PROCUREMENT
Relevant Global Reporting Initiative indicators: G4-LA15, G4-SO10
Harmony recognises that extending our supplier network to include emerging businesses makes possible a more equitable distribution of economic beneﬁts. Our preferential procurement strategy in South Africa complies with the country’s legislation. Harmony’s procurement processes and expenditure are governed by our group strategy and policy. We support this approach by helping to develop the business management skills required for these emerging enterprises to succeed.
Our preferential procurement strategy encompasses:
•
Regional enterprise development centres, which make it easier for qualifying suppliers to do business with our company
•
Amending tender policies to help Harmony meet Mining Charter requirements
•
Measuring each mine’s procurement from historically disadvantaged South African entities against targets in the Mining Charter scorecard
•
Small, medium and micro enterprises and/or historically disadvantaged South African-compliant vendor development aimed at maintaining acceptable standards
Harmony’s preferential procurement strategy promotes expenditure with companies recognised as black economic empowerment entities under the Mining Charter. Compliance with the target for procurement spend on services for the Doornkop mining licence was a challenge. In South Africa in FY15, procurement expenditure with black economic empowerment entities stood at R3.8 billion
(US$332 million) or 69% of total discretionary spend (FY14: R3.4 billion (US$333 million) or 63%). The Mining Charter requires the following three black economic empowerment spend targets:
South African black economic empowerment spend
Required as per Mining Charter
Mining Charter
(% of total spend)
FY15* progress
(%)
FY14 progress
(%)
Capital goods
40
76
72
Services
70
70
57
Consumables
50
66
63
* Calculation of these ﬁgures was based on Harmony’s ﬁnancial year 1 July 2014 to 30 June 2015
EMPLOYEES AND COMMUNITIES CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  99
Annual procurement spend from multinational suppliers was 0% versus the Mining Charter target of 0.5% of any supply contract. The Mining Charter of 2010 required all mining companies to “Ensure that multinational suppliers of capital goods annually contribute a minimum of 0.5% of annual income generated from local mining companies towards socio-economic development of local communities into a social development fund from 2010”. Harmony engaged all its multinational suppliers by means of a letter urging them to contribute to socio-economic development, as prescribed by the Mining Charter. Harmony is also currently exploring the potential of a Harmony-supported fund for this very purpose, which will allow for proper monitoring of contributions made by our suppliers.
In Papua New Guinea, under agreements with government authorities (local, regional and national level governments), landowners and communities, we issue contracts to local citizens wherever possible. During the year, contracts valued at
R2.2 billion (US$193 million) were awarded to local companies (FY14: R599 million; US$58 million). Supply expenditure by
Morobe Mining Joint Ventures in FY15 amounted to R3.0 billion (US$267 million), of which R2.2 billion (US$193 million) was expended in Papua New Guinea or 72.2% (FY14: R3.5 billion; US$340 million and R2.1 billion; US$200 million at 59%). Of the amount expended in Papua New Guinea, R1.2 billion (US$108 million) was expended in Morobe Province on goods and services
(FY14: R1.2 billion; US$118 million).
Contracts awarded by Morobe Mining Joint Ventures to local landowner companies included catering, fuel haulage, general freight, plant hire, security, labour hire, cleaning, rehabilitation and bus services. Landowner companies billed R526 million
(US$46 million) during FY15, or 17.2% of Morobe Mining Joint Ventures’ total expenditure (FY14: R347 million/US$34 million or 10% of expenditure). In line with the current Memorandum of Agreement on the Hidden Valley mine, Morobe Mining Joint
Ventures continues to comply by offering business development opportunities to landowners. These opportunities will increase with the proposed development of the Golpu project.
Harmony in action
Donation of desks and library books to Werewere Primary School - Wau District in Papua New Guinea

100  Harmony Gold Mining Company Limited Integrated Annual Report 2015
ENVIRONMENTAL
PERFORMANCE
Achievements
Challenges
•
Total electricity savings of 256 000MWh from all demand-
side management electrical energy optimisation initiatives
implemented. We are on the right trajectory to achieve our ﬁve year target
•
Harmony is the only gold mining company in the top 8 in the
Carbon Disclosure Project Leadership Performance Index on the
Johannesburg Stock Exchange and in the ‘A’ performance band
on the Johannesburg Stock Exchange’s 100 Climate Performance
Leadership Index
•
Bioenergy project being commissioned with ﬁrst gas production scheduled for February 2016
•
Memorandum of understanding signed with Department of
Agriculture in the Free State province to develop a mushroom farm as a ﬁnal land use
•
To advance the zero-discharge principle, Harmony is installing a water treatment plant at Doornkop and is ﬁnalising the tender for a similar solution at Kusasalethu
•
All actions related to the environment improvement plan for
Hidden Valley completed except for the ﬁnal site visit by the
Conservation and Environment Protection Authority before
signing off of the Environmental Implementation Plan submission
•
Exploration licence 2310 for Kili Teke in the Southern Highlands
Province of Papua New Guinea was granted a Level 2A
environment permit for exploration
•
Two signiﬁcant incidents in South Africa
•
Regulatory delays in the issuing of water use licences
•
Changing environmental legislative framework
•
In South Africa, potential implementation of carbon
taxes coupled with increased cost of electricity will
impact our operations’ sustainability
WHY THE ENVIRONMENT IS MATERIAL TO HARMONY
We recognise that our business and business processes have, and can have, a negative effect on surrounding communities and the natural environment, and that it is our responsibility to avoid, mitigate, manage and limit these impacts. At the same time, what we do and how we do it can have a positive effect on our natural environment and communities; for example, by ensuring beneﬁcial land use post-mining. We need to identify appropriate, sustainable opportunities for this to occur and ensure that we maximise these opportunities. In so doing, we will reduce our operating costs and exposure to risk while ensuring that we leave a lasting, positive legacy.
Relevant material issues:
•
Protecting our licence to operate
•
Managing our impact
•
Reducing our footprint
•
Deliver lasting environmental beneﬁts
OUR APPROACH
Ultimate oversight for Harmony’s environmental strategy and performance rests with the social and ethics committee of the board.
In addition to an executive environmental manager, an environmental leadership committee drives environmental improvement strategically at group level, which cascades down to the various operations. At each operation, general managers are accountable for environmental management, and each operation develops annual environmental management plans to identify opportunities to

Harmony Gold Mining Company Limited Integrated Annual Report 2015  101
increase compliance and minimise pollution. To ensure legislative compliance, appropriate environmental management systems are being implemented at all operations to ensure a formal, systematic approach.
Our environmental strategy aims to optimise our environmental performance by managing our environmental impacts, focusing on effective risk controls, reducing environmental liabilities, ensuring responsible stewardship of our products within our scope of inﬂuence, complying with environmental legislation and regulations, and by creating a learning, sharing environmental culture that replicates experience from inside and outside the organisation and that shares knowledge and expertise within the group.
In South Africa, as required by the Mineral and Petroleum Resources Development Act, an environmental management programme has been drawn up for each operation, and submitted to and approved by the Department of Mineral Resources. These plans are amended when necessary and resubmitted for approval. Other key legislation includes compliance with the National Environmental
Management Act, National Water Act and the National Nuclear Regulator Act.
In Papua New Guinea, we are subject to applicable environmental legislation including speciﬁc site conditions for water extraction and waste discharge attached to the mining tenements and issued by the Papua New Guinea Government Department of Environment
and Conservation. In the fourth quarter of ﬁscal 2014, the Papua New Guinea Parliament approved the change of the Department of Environment and Conservation to the Conservation and Environment Protection Authority and this change is expected to be completed at the end of calendar year 2015. This transition period could cause potential approval delays in FY16.
The board-approved environmental policy – www.harmony.co.za/sustainability/environment – supports the strategy. Further, we have developed technical and performance standards and guidelines to ensure consistency at all our managed operations, and these are incorporated into operational environmental management systems and implemented in line with the principles of ISO 14001 standardisation process.
The environmental policy sets out our commitment to ensure that mine closure is undertaken to ensure long-term environmental stability and beneﬁcial land use post-mining that promotes sustainable livelihoods in our communities. This policy underpins our understanding of the entire life cycle of our product.
PERFORMANCE IN FY15
By year end, seven of our long-life mining operations (accounting for 64% of FY15 production) and ﬁve of our processing facilities had been ISO 14001-certiﬁed. Our focus in FY16 will be to achieve certiﬁcation of the Bambanani and Joel mines in South Africa.
As required by law, all our South African operations have approved environmental management programmes that include broad outlines of closure plans. These environmental management programmes have been approved by the Department of Mineral
Resources. An amendment to Kusasalethu’s environmental management plan, relating to the inclusion of aggregate production from waste rock, was approved during the year. Amendments to the environmental management plans for Kalgold, Kusasalethu and two mining rights in the Free State have been submitted.
Harmony in action
Hidden Valley ridge camp

102  Harmony Gold Mining Company Limited Integrated Annual Report 2015
While closure principles are included in all environmental management programmes, detailed closure plans are being developed for
Masimong and Unisel. Such plans are developed once operations are within ﬁve years of planned closure.
At Kalgold, our rehabilitation strategy focuses on returning the tailings to the D-zone pit, eliminating the need for adding to the surface footprint by way of a tailings dam. All tailings throughout the life of mine can be accommodated in the pit.
In line with revised legislative requirements, integrated water-use licence applications were submitted to the authorities for each operation in 2006. Our mines continue to operate under the old order water use licences or directives. Harmony is working closely with the ofﬁcials of the Department of Water and Sanitation to expedite the issuing of the outstanding new order licences.
Implementation and execution of our environmental strategy is directed by an environmental leadership committee at each operation, supported by a group-level environmental manager. General managers retain legal responsibility for our operational environmental performance as well as for compliance with our environmental management plans.
The environmental management system forms the basis for the implementation of the environmental policy and monitoring compliance, while the environmental management programme report, developed in line with legislative requirements, contains speciﬁc as well as general principles governing environmental management during the life of a mine.
All certiﬁed operations maintained their certiﬁcates during FY15. Bambanani and Joel will be certiﬁed by the end of calendar 2015.
Group-level environmental audits as well as a number of annual compliance audits were undertaken during the year, most notably by the Department of Mineral Resources. Areas of non-compliance identiﬁed by the audits have been or are being addressed.
In Papua New Guinea, we seek to reduce our environmental footprint, largely through accelerated rehabilitation. Hidden Valley’s environmental management plan is aligned with the ISO 14001 management standard. An important aspect of environmental management in Papua New Guinea is the environmental awareness training provided to all new employees during induction. This is reinforced through leadership training courses and the promotion of monthly environmental awareness initiatives aimed at the workforce as a whole.
An independent environmental audit of the Hidden Valley operation was undertaken by the joint venture partners and the following corrective actions were implemented during FY15:
•
improved waste management, closure and decommissioning procedures for waste and fuel oil storage areas
•
development of a sediment reduction plan that focuses on source control (for example, better drainage around waste dumps and the stabilisation of exposed slopes) rather than downstream sediment traps
•
discussion with the Conservation and Environment Protection Authority on how alternative and more site-speciﬁc discharge criteria for cobalt and sediment can be developed
•
training of sewage treatment plant operators to ensure that consistent treatment procedures are followed, and on proper sampling procedures
In FY10, the Papua New Guinea Conservation and Environment Protection Authority commissioned a third-party compliance audit of the Hidden Valley mine to address stakeholder concerns about the sedimentation impacts of mining on the Watut River. This compliance audit led to the development and implementation of a Conservation and Environment Protection Authority-approved environmental improvement plan and, in FY11, the appointment of an external stakeholder advisory panel. For additional information on this panel, please refer to the Sustainable Development Report 2012 which can be found at www.ﬁnancialresults.co.za/2012/
harmony_ar2012/sustainability-report/op-environment.php
By the end of December 2014, all 40 actions identiﬁed in the environmental improvement plan had been addressed and application made to the Conservation and Environment Protection Authority for the environmental improvement plan to be formally closed out.
Feedback is awaited from the Conservation and Environment Protection Authority.
In terms of compliance, the Conservation and Environment Protection Authority requested that Hidden Valley apply for an amendment to the current environmental permit regarding conditions relating to turbidity and cobalt levels. Hidden Valley is preparing to apply for an amendment to its environmental permit for cobalt and turbidity as requested. Discussions with Harmony representatives have been held to ensure that the proposed amendment will address additional concerns beside cobalt and turbidity.
ENVIRONMENTAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  103
ENVIRONMENTAL INCIDENTS
Relevant Global Reporting Initiative indicators: G4-EN24, G4-EN29, G4-EN34
Our environmental management plans provide for the monitoring, reporting and remediation of environmental incidents, including the direct or indirect discharge of water beyond our mining area.
Our environmental classiﬁcation system categorises incidents on a scale of 1 to 5. A level 5 incident has mitigation costs in excess of R3 million and a very signiﬁcant impact on highly valued species, habitat or eco-system, potentially resulting in international condemnation and possible director liability. A level 1 incident represents low-level non-conformance, with mitigation costs of less than R100 000 and where there is limited damage to a minimal area of low impact and where any complaints are localised.
During FY15, two signiﬁcant environmental incidents were reported. A level 3 incident may result in either mitigation costs of between R250 000 and R500 000 or serious medium-term environmental effects, breaches in legislation and may result in serious adverse media attention. A level 4 incident has a mitigation cost in excess of R1 million, with the possibility of signiﬁcant ﬁnes or prosecutions.
Environmental incidents in FY15
Relevant Global Reporting Initiative indicators: G4-EN8, G4-SO8
Date
Operation
Cause
31 October 2014 Kusasalethu (level 3)
A directive was issued to Kusasalethu to stop the discharge of water being pumped from underground mine workings. With the rains, storage capacity in the return water dam was depleted resulting in some water having to be discharged under controlled conditions. Kusasalethu developed a management plan to cease the discharge and submitted this to the Department of Water Affairs, which accepted
it. Water sampling showed no impact on the receiving environment.
4 March 2015 Kalgold (level 4)
Kalgold operation received an administrative ﬁne of R200 000 for the construction of a haul road without a record of decision issued by the provincial municipality.
Harmony had been operating in line with an approved environmental plan. This
ﬁne was issued during the transitional period when the National Environmental
Management Act and Department of Mineral Resources legislative processes were unclear. The mining industry has historically disputed the need to apply for authorisation in terms of the National Environmental Management Act for activities ancillary or incidental to mining operations undertaken in accordance with an environmental management plan approved in terms of the Mineral and Petroleum
Resources Development Act 28 of 2002.
No ﬁnes or sanctions were received during FY15 for non-compliance with environmental laws and regulations in Papua New Guinea.
Furthermore, mechanisms are in place to enable stakeholders to report any grievances they might have concerning environmental impacts caused by Harmony’s operations in South Africa and Papua New Guinea.
Harmony in action
Tailings storage facility and processing plant, Hidden Valley

104  Harmony Gold Mining Company Limited Integrated Annual Report 2015
LIMITING AND OPTIMISING THE RESOURCES WE USE
Relevant Global Reporting Initiative indicators: G4-EN1
The primary materials used by Harmony are: the rock we mine, the ore we process and the liqueﬁed petroleum gas, grease, cyanide, fuels and lubricating and hydraulic oils we use.
Materials used
FY15
FY14
FY13 ****
FY12
FY11
Rock mined (ore and waste) (000t)
29 948*
39 133
38 668
34 868
30 250
Ore mined (000t)
13 041
14 798
13 312
14 010
12 063
Waste rock recycled (000t)
6 647
7 058
8 008
8 191
3 200
Slimes recycled (000t)
5 987
5 933
5 358
6 955
5 236
Liqueﬁed petroleum gas (t)
1.14
1.21
1.08
0.55
0.62
Grease (t)
54
87
61
51
22
Cyanide (000t)
14.3
14.7
8.0
11.1
8.0
Petrol and diesel (000l)
24 464
27 148 **
61 354 ***
30 135
44 788
Lubricating and hydraulic oil (000l)
2 772
3 011
3 860
2 457
2 206
*
Reduction is – in the main – due to closure of Target 3 and restructuring of Kusasalethu’s production proﬁle
**
Reduction in petrol and diesel consumption is as a result of closing the Kimberley Reef area at Doornkop and the decline in the consumption at Hidden Valley with the increased use of hydropower
***
Increase was predominantly due to increased usage at Hidden Valley for the period during which the overland conveyor malfunctioned
****  2013 excludes Evander. Previous years not restated
Cyanide
Harmony is a signatory to the International Cyanide Management Code for the manufacture, transport and use of cyanide in producing gold (the Cyanide Code). This voluntary industry code was developed by the United Nations Environment Programme and the International Council on Mining and Metals. All of our major gold mining operations and most of our metallurgical plants have been certiﬁed as compliant.
•
Seven of our plants are certiﬁed in terms of the Cyanide Code – the Harmony One, Central, Target, Joel, Kusasalethu, Doornkop
and Hidden Valley plants
•
At Kalgold, a cyanide decontamination plant is being commissioned to optimise the consumption and disposal of cyanide. We continue to implement controls to move closer to compliance, which will be followed by a review of the plant’s application for certiﬁcation
•
The Phoenix retreatment operation (Saaiplaas plant) was voluntarily deregistered following an external audit, which conﬁrmed that there was a problem with weak acid dissociable cyanide concentrations in the tailings. External experts have been commissioned to investigate potential solutions
•
The Hidden Valley plant received its Cyanide Code compliance certiﬁcate in FY14. Harmony and Newcrest are signatories to the Cyanide Code and, since commissioning of the process plant at Hidden Valley in FY10, monitoring has shown that cyanide concentrations at the Nauti Village compliance point (as stipulated in the permit) are in line with environmental permit limits
Harmony used 14.3 kilotonnes of cyanide during FY15 (FY14: 14.7 kilotonnes). The decrease in cyanide consumption was largely due to fewer tonnes of ore being treated in 2015 (18 063 kilotonnes) as compared to 2014 (18 784 kilotonnes)
OPTIMISING OUR ENERGY USE, REDUCING CARBON EMISSIONS
Relevant Global Reporting Initiative indicators: G4-EN3, G4-EN5 and G4-EN6
Reducing and managing the energy we consume are fundamental business considerations and environmentally imperative.
Optimising our energy use will in turn optimise our carbon emissions.
Harmony’s operations consume a signiﬁcant amount of electricity in the production of gold. We account for our product to the point at which it is sent for reﬁning (by Rand Reﬁnery in South Africa and by Perth Reﬁnery in Western Australia).
ENVIRONMENTAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  105
In South Africa, almost all of the energy we consume is indirect energy, in the form of electricity purchased from the national power utility, Eskom, which is largely derived from coal-ﬁred power stations with very little scope for the large-scale purchase of energy from renewable sources.
In Papua New Guinea, we aim to maximise our use of alternative energy sources. In 2011, Hidden Valley was connected to a new hydropower transmission line, part of the Papua New Guinea electricity grid, and the operation is now predominantly driven by a hydro-powered electricity grid. In this reporting year 83% of Hidden Valley’s power consumption was generated by hydropower, an increase on the previous year (70%).
Energy consumption is a signiﬁcant portion of our operating costs in South Africa (16%) but less so in Papua New Guinea (8%).
Direct and indirect energy consumption (MWh)
FY15
% of total
energy used
FY14
% of total
energy used
South Africa
Direct 1
–
– – –
Indirect 3
2 608 157
100 2 756 029 100
Total
2 608 157
100 2 756 029 100
Papua New Guinea
Direct 1
10 355
17 18 354 30
Indirect 2
48 863
83 42 060 70
Total
59 218
100 60 414 100
Harmony total
Direct
10 355
0.39 18 354 1
Indirect
2 657 020
99.61 2 798 089 99
Total
2 667 375
100 2 816 443 100
1
Diesel
2
Renewable energy – hydropower-generated electricity
3
Non-renewable – coal-ﬁred power stations (Eskom)
Energy consumption
FY15
FY14
FY13
FY12
FY11
Intensity consumption (MWh/tonne treated)
0.15
0.15 0.14 0.19 0.19
Absolute consumption (MWh)
2 667 375
2 816 443 2 704 220 3 058 219 3 534 000
MWh
FY 15
FY14
FY13
FY12
FY11
South Africa
2 608 157
2 756 029 2 664 111 3 013 150 3 429 000
Papua New Guinea
59 218
60 414 51 414 50 312 52 508
Total
2 667 375
2 816 443 2 704 220 3 058 219 3 534 000
ENERGY MANAGEMENT
Harmony is developing a strategic advantage in the efﬁcient use of energy, while managing rising energy costs and reducing its emission intensity. Harmony’s revised energy efﬁciency and climate change policy and strategy articulate our commitment to improving energy efﬁciency.
Our primary focus has been on making mine cooling, compressed air, water management and ventilation more efﬁcient. In addition, we have improved solar generation capacity within the group. Together, this contributed to a decrease in power consumption and an associated decrease in our energy-use intensity factors.
By the end of FY15, 12 projects had been implemented and 19 were on-going. Once completed, these will result in a total combined annual energy saving of 64 040MWh. The energy-efﬁcient fans installed underground at Kusasalethu as well as Tshepong’s optimisation of compressed air projects are exceeding expectations in terms of energy savings. Most of the other projects are on target or slightly below target.
Harmony in action

106  Harmony Gold Mining Company Limited Integrated Annual Report 2015
While we will continue to optimise efﬁciencies within the group, our strategy will progress to enhancing our energy mix with increased use of solar, hydropower and bio-energy in the short term.
In FY15, total energy use was 2 667 375MWh (FY14: 2 816 443MWh), down by 5% with corresponding energy intensity levels of
0.15MWh/tonne treated (FY14: 0.15MWh/tonne). In all, our energy consumption has declined by 24% in the past ﬁve years and our intensity usage by 21%.
Harmony South Africa’s electricity consumption decreased by 149GWh and emissions by 153 000t CO2e (FY14: 92GWh and 96 879t
CO2e respectively). The electricity generated from diesel at Papua New Guinea was 10 355MWh (FY14: 18 354MWh).
Harmony’s environmental strategy has been inﬂuenced by the company’s drive to reduce energy consumption and greenhouse gas emissions, as well as by the need to adapt to climate change and to diversify its energy mix. Our energy management strategy is thus aligned with that of our business strategy, particularly regarding effective carbon management. Our responsible stewardship of the environment encompasses:
•
Promotion of energy efﬁciency at our deep-level operations in South Africa
•
Design and development of renewable energy driven operations in Papua New Guinea
•
Optimisation and rebalancing of our asset portfolio by decommissioning operations where the marginal returns of mining payable reserves are outweighed by the rising cost of the energy to mine those reserves
•
Promotion of an alternative energy mix
•
Alignment of our rehabilitation programme to support the green energy agenda
Harmony emits a certain quantity of carbon given the fossil fuel (petrol/diesel) consumed in transporting people and material in the course of our business. We have embarked on a drive to optimise our ﬂeet that includes reducing the number of vehicles in the supply chain ﬂeet as well as their average age. This has resulted in less fuel being used by transportation services to all operations, which has in turn led to lower carbon emissions. We monitor our fuel consumption monthly, as part of a standard set of key performance indicator measurements. Reducing the average ﬂeet age also leads to reduced emissions as there is a direct correlation between the ﬂeet age, kilometres travelled and oil consumption, not to mention the maintenance costs involved in running an ageing ﬂeet. In addition to these efforts, as shown in the table above, our energy source in Papua New Guinea is now 83% from hydroelectricity and 17% from diesel to reduce greenhouse gas emissions.
Addressing climate change by optimising our energy usage
Relevant Global Reporting Initiative indicators: G4-EC2
The company is well-placed to capitalise on climate change opportunities that involve land rehabilitation, biodiversity, energy management, carbon sequestration and solar power.
Climate change risks have inﬂuenced the design of new assets and the operation of current assets (in terms of energy efﬁciency and alternative energy use). Opportunities presented by climate change have been included in mine closure plans regarding post-mining land use. The climate change risks and opportunities affecting Harmony’s business strategy are monitored continuously at an asset level and are communicated to the board throughout the year. The overall strategy is reviewed annually.
Those climate change aspects that have had the greatest inﬂuence on Harmony’s business strategy are:
Regulatory risks: The major regulatory risk facing Harmony’s South African operations is the proposed carbon tax. While, in the past, we have adjusted our strategy to ensure that this tax forms part of our long-term planning and have aspired to take advantage of the tax relief associated with carbon tax offsets, Harmony remains seriously concerned about the implications of rising energy costs and carbon pricing impacts on the viability of its business. Harmony, through the Chamber of Mines, is collaborating with government on the threat that the carbon tax poses to our business in the current economic climate in which we are operating.
Energy pricing: Deep-level mining is inherently energy-intensive. Given the impact of climate change on energy pricing, Harmony’s strategy is to rebalance its portfolio towards shallower/opencast/bulk/mechanised mining operations. Harmony’s portfolio in Papua
New Guinea includes Hidden Valley, an opencast mine, and the Golpu project, which will be a less emissions-intensive, underground block-cave operation.
ENVIRONMENTAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  107
Physical risks: Signiﬁcant climate-related physical risks facing Harmony include a change in rainfall patterns and the consequential risk of water supply. Intermittent water supply poses a threat to the operational continuity of Harmony’s mines and thus has the highest impact on the proﬁtability of the business. As such, Harmony’s strategy is to ensure that no mine is affected by water constraints through the implementation of a holistic water management plan.
Harmony’s short-term strategy for next ﬁve years is driven by adaptation, conservation and a move towards achieving an alternative energy mix to supply its operations. In terms of conservation, Harmony is reducing its grid-electricity consumption and greenhouse gas emissions through targeted year on year and multi-year reductions. The most recent reductions have been achieved by the implementation of a suite of energy efﬁciency initiatives and the closure of carbon-intensive shafts. Harmony is set to increase its use of green energy derived from hydropower, solar power and bio-mass.
Harmony’s long-term strategy is based on two elements to mitigate the risk of climate change:
•
Rebalancing our asset portfolio: In the rebalancing of our portfolio, energy-intensive operations – as one of the reasons to close a mined-out, unproﬁtable mine – are being closed and the focus in the long term will be on the development of lower-carbon intensity assets. This will minimise the impact of increased energy costs and our potential exposure to carbon taxes. In FY14, Steyn
2 shaft and the Doornkop Kimberley section were closed and, in FY15, Target 3 was placed on care and maintenance. Shafts decommissioned in recent years have been rehabilitated; their shaft cavities have been ﬁlled with inert material and capped to prevent, among other things, potential fugitive methane emissions. This process is now underway at Steyn 2. Our operation in
Papua New Guinea has signiﬁcantly lower emission intensities than its South African counterparts and has been designed for energy efﬁciency with a predominantly renewable energy base
•
Post-mining land use: Several options are being considered for post-mine life land use, such as the creation of carbon sinks and the conversion of rehabilitated land to the cultivation of non-edible crops for renewable bio-energy production (the land is not suitable for food production). This will reduce the demand for coal-based electricity, thereby mitigating the effects of climate change. Non-edible crops will be planted on Harmony-owned land for the production of energy such as bio-gas and bio-char
(charcoal made from the conversion of bio-mass, using heat by means of pyrolysis, into carbon in the form of a ﬁnal product that is used in agriculture to improve land quality)
We have also begun engagements with our major suppliers to reduce climate change risks across the value chain. Group-level absolute and intensity-based greenhouse gas emission reduction targets have been set for the ﬁve years to FY18 (see Outlook on page 119).
Harmony in action
Kalgold plant

108  Harmony Gold Mining Company Limited Integrated Annual Report 2015
NOTEWORTHY ACTION
SOUTH AFRICA: OPTIMISING ENERGY CONSUMPTION, REDUCING COSTS, SUPPORTING NATIONAL TARGETS
We continue to support the South African government’s energy-efﬁciency strategy, announced in 2005, which set a national improvement target of 12% by 2015. After the electricity crisis of 2008, when structural failures in the national grid led to a signiﬁcant decrease in electricity capacity, Eskom imposed a 10% reduction in energy supply to the mining industry. We have worked closely with Eskom to manage electricity usage as part of our commitment to reduce energy consumption.
Electricity tariffs have risen steadily in South Africa since 2008 and, given electricity’s relatively signiﬁcant contribution to operating costs, tariff increases exceeding 8% will have an impact on the sustainability of several of our operations. Our work with Eskom to manage electricity usage includes the use of demand-side management strategies to reduce electricity consumption during peak periods. Demand-side management involves reduced energy use during periods of high demand by, for example, scheduled pumping, compressed air, cooling, hoisting and ventilation to coincide with cheaper off-peak periods, making more efﬁcient use of Eskom tariffs that reward load shifting and load clipping, and improve the efﬁciency of our operations.
By the end of FY15, four demand-side management and eight Harmony-funded projects had been implemented and 17 additional initiatives were identiﬁed, and are in various stages of investigation or implementation. Together these projects, once completed, will result in a total annual energy saving of 64 040MWh. Initiatives undertaken by the operations, such as stopping compressors and main ventilation fans, are achieving the planned energy savings. Certain ‘old’ completed projects that were re-implemented as part of a maintenance programme have resulted in achieving the target set, others had limited success given operational challenges such as excessive water consumption. This will be rectiﬁed with the implementation of new projects to reduce water wastage and the use of compressed air in underground mines.
A further 17 energy efﬁciency projects are planned for FY16, some of which are Harmony initiatives while others await funding approval from Eskom. These 17 projects, if implemented, will contribute to annual savings of 82 301MWh and will be prioritised for completion in FY16.
The energy-saving initiatives planned for FY16 include:
•
Bulk air cooler peak-load clipping to minimise power consumption during national peak hours at Kusasalethu
•
Installation of energy-efﬁcient ventilation fans in seven operating shafts registered as seven Demand Side Management projects
•
Optimisation of ore transport from shafts to gold plants
•
Load clipping project on fridge plants at Masimong
•
Optimisation of compressed air use in mines using compressed air for cooling
•
Optimisation of compressed air at Doornkop
•
Optimisation of compressed air using stand-alone compressors at Phakisa
•
Optimisation of compressed air and water use at Tshepong and Kusasalethu
•
Implementation of ISO 50001
•
Installation of energy-efﬁcient motor drives
Harmony remains committed to the challenge of creating an enabling environment, and to the adequate allocation of resources to achieve our environmental goals and commitments. Dedicated staff are managing our energy-efﬁciency programme.
The budgetary requirement for these 17 projects is R55 million and ﬁnancial constraints may restrict the number of projects to be implemented during FY16.
Our aim is to maximise the use of alternative energy sources. While opportunities in South Africa are currently limited, government-
led initiatives have increased the scope for alternative energy generation in the future, and Harmony wants to be at the forefront of this process (see discussion on ‘South Africa: Committed to renewable energy’ on page 109).
The situation in Papua New Guinea is a little different where a greenhouse gas management strategy has been developed for
Harmony’s joint venture Papua New Guinea operations. Here, greenhouse gas emissions are direct (Scope 1) emissions only since the main source of power is hydropower (Scope 2) which does not generate greenhouse gas emissions.
Our aim is to reduce our reliance on diesel-generated power at Hidden Valley and the amount of fuel that needs to be trucked to this remote site. Management has set a target that hydropower should make up 75% to 80% of energy used at Hidden Valley by FY16.
The Hidden Valley plant, which accounts for the vast majority (about 85%) of the power consumed at this operation, is equipped with the latest technology to ensure optimal use of energy.
ENVIRONMENTAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  109
The Golpu project will be designed to meet environmental best practice. Environmental design criteria incorporate Papua New
Guinean statutory requirements and, where applicable, Australian, World Health Organisation and International Finance Corporation
(part of the World Bank Group) standards or guidelines. Prefeasibility infrastructure designs have been scoped with energy efﬁciency and water conservation in mind. The use of hydropower, natural gas or bio-mass for power generation is also being considered as part of the feasibility study, which is scheduled for completion by the end of the ﬁrst half of FY16.
NOTEWORTHY ACTION
SOUTH AFRICA: COMMITTED TO RENEWABLE ENERGY
The National Energy Regulator of South Africa approved a renewable energy feed-in tariff guideline in 2009. This guideline has stimulated the development of renewable energy projects, which are becoming a more feasible investment option.
ALTERNATIVE ENERGY SOURCES
Harmony is currently assessing various energy-generating initiatives for the land it owns in South Africa. Generation of additional power will help to alleviate current supply concerns and the cost of energy.
Bioenergy
Harmony is also implementing a bio-energy project involving the propagation of bio-crops on mine-impacted land in the Free State to generate natural gas as a substitute for fossil fuels in the company’s Harmony One gold plant elution and carbon regeneration circuits. Phase 1 of the project aims to deliver 71 000GJ of energy with a view to producing ﬁrst gas in February 2016 and aiming to ramp up to generate 187GJ within 24 months. This project aims to turn mine-impacted land to account by creating a value-
adding use for it and, in so doing, promote skills development and job creation for communities and ensure a sustainable legacy in the Free State.
Following a feasibility study for the development of bio-mass capability in the Free State, implementation began in September
2014. The aim of the project is to use mine-impacted land as part of the provincial rehabilitation initiative to create economic opportunities for local communities. As part of this process, we will convert electrical and polyfuel heating of elution water at our gold plants to bio-gas heating.
Bioenergy will be produced in the Free State from Giant King Grass, sweet sorghum or sugar beet to supplement fossil energy.
Solar power
Harmony is building expertise in renewable energy and participating in a group that is developing a 5MW solar park at Kalgold in terms of the government’s renewable energy power programme. The solar energy it generates will be fed into the Eskom electricity grid. The proposal for this project was submitted in the current round of public bidding.
Another two solar parks involving photovoltaic plants (two 10MW plants), planned for the Free State, are currently in environmental impact assessment stage. A third initiative, a 40MW plant at the African Rainbow Minerals Gold number 1 shaft, is also being investigated. All three projects will be implemented on Harmony-owned land.
Carbon sink
Harmony undertook a prefeasibility study to establish a bio-crop reforestation plantation on rehabilitated land in Virginia, Free
State. The aim is to use the bio-crop to generate bio-char for community consumption, and to conduct trials to ascertain whether or not this crop could be planted and used on tailings dams for dust suppression and ﬁnal rehabilitation as a carbon sink. With recent advances in the cultivation of Giant King Grass on affected land, and the ability of this grass to sequester carbon where it remains in the bio-mass of the grass, the project has developed into an opportunity for a carbon sink. Given the success of this project, it will be implemented as part of Harmony’s rehabilitation strategy for its tailings dams. Planting is expected to begin in FY16.
Power-generating turbines
At Kusasalethu, three 3.1MW power-generating turbines were commissioned. These turbines are generating power from surface mine water transported underground. The targeted power generation capacity has been reduced as less water is now consumed by the mine. Commissioning of the fourth turbine has been postponed to FY16.
This energy will be fed directly into the mine grid and hence reduce Harmony’s Eskom consumption. The annual cost saving is estimated at R6.1 million.
Collectively, these projects could reduce CO2emissions by 635 000t by FY16 but many of them require supplementary funding to be executed timeously. The purpose of carbon trading is to maximise ﬁnancial gain from energy-saving initiatives while building our reputation as a responsible corporate citizen and environmental steward. Private-sector experts are working closely with
National Treasury in South Africa to develop a carbon offsets/trading scheme. Harmony is monitoring the debate on the subject in order to identify opportunities for trading. No carbon projects have been registered yet.
Harmony in action

110  Harmony Gold Mining Company Limited Integrated Annual Report 2015
ENVIRONMENTAL PERFORMANCE  CONTINUED
Climate change and greenhouse gas emissions
Relevant Global Reporting Initiative indicators: G4-EC4, G4-EN15, G4-EN16, G4-EN17, G4-EN18 and G4-EN19
Harmony’s Scope 1 and Scope 2 emissions in FY15 were 2 753 303t CO2e (FY14: 2 819 762t CO2e) with a corresponding intensity of 0.15 t CO2e/ton milled (FY14: 0.15t CO2e/ton milled). Indirect emissions, stemming largely from electricity purchased from Eskom, accounted for 98% of emissions. In FY15, in terms of Scope 1 and Scope 2, we decreased our carbon emissions by 2%, compared to an increase of 2.8% in FY14.
GROUP CARBON EMISSIONS
Scope 1 emissions breakdown by source (CO2e tonnes)
FY15
FY14
FY13
Diesel
64 244
71 728
90 951
Explosives
1 748
2 079
2 026
Petrol
909
950
1 337
Total scope 1
66 902
74 758
94 314
Scope 1 emissions breakdown by source (%)
Diesel
96
96
96
Explosives
3
3
3
Petrol
1
1
1
Total scope 1
100
100
100
Total scope 1, 2 and 3 emissions (CO2e tonnes)
Scope 1
66 902
74 758
94 314
Scope 2
2 686 401
2 745 005
2 648 126
Scope 3
686 233
661 515
616 978
Total
3 439 536
3 481 278
3 359 418
Total scope 1, 2 and 3 emissions (%)
Scope 1
2
2
3
Scope 2
78
80
79
Scope 3
20
18
18
Total
100
100
100
CARBON EMISSIONS INTENSITY
Scope 1 emissions intensity by source (CO2e tonnes/tonne treated)
FY15
FY14
FY13
Diesel
0.0036
0.0038
0.0051
Explosives
0.0001
0.0001
0.0002
Petrol
0.0001
0.0001
0.0001
Total scope 1, 2 and 3 emissions intensity (CO2e tonnes/tonne treated)
Scope 1
0.0040
0.0040
0.0051
Scope 2
0.1490
0.1458
0.1441
Scope 3
0.0380
0.0332
0.0336
Total
0.1910
0.1830
0.1828
In FY15, our total carbon emissions decreased by 1.2% with a corresponding increase in intensity which averaged 0.191t CO2e/tonne treated. This increase was a result of the decrease in tonnes treated during the year. While total carbon emissions increased by 2.8% in
FY14, our emission intensity remains steady at 0.183t CO2e/tonne treated.

Harmony Gold Mining Company Limited Integrated Annual Report 2015  111
Carbon-related legislation
Following the release for public comment of a policy paper on South Africa’s proposed carbon tax in FY13, Harmony raised concerns about the potential impacts of this tax on the gold industry’s competitiveness. Harmony’s view was that the proposed method of taxation posed a signiﬁcant risk to the business as the company would not beneﬁt from any tax relief given to the largest contributor (Eskom) to our carbon footprint. Through Harmony’s participation in the National Treasury’s working group and Chamber of Mines’ initiatives, we have proposed that companies should be eligible for tax relief for Scope 1 and Scope 2 emissions. We have submitted written commentary in this regard, recommending that the carbon tax should be a deductible cost for corporate income taxes and that levels of support for early mover status (incentives for compliance versus penalties) are raised in line with global practice.
The South African government’s initial plan to implement a carbon tax from 2015 has been delayed to 2016. Following extensive public consultation on the proposed tax in 2013, several adjustments to the policy proposal are expected, including the use of part of the revenue generated by the carbon tax to fund energy-efﬁciency tax incentive schemes. With the current electricity cost increase of 12.65% and further increases planned in the future already threatening the ﬁnancial viability of our operations, any additional cost burden by way of carbon tax would merely exacerbate the situation. Harmony is lobbying, through the Chamber of
Mines, to implement a carbon tax that is reasonable, does not destroy international competitiveness and recognises ‘early movers’.
In this reporting year, the Chamber of Mines – in response to the proposed carbon tax – voiced its opposition to the tax, reiterating that the “mining industry is grappling with, in some instances, signiﬁcantly reduced revenue outlook”. Harmony is supportive of this position.
A Climate Change Ofﬁce was established in Papua New Guinea in 2010, but it is a small and under-resourced government ofﬁce. This ofﬁce is still developing its greenhouse gas and other data collection methodologies. In FY13, the Papua New Guinea government called for comment on its proposed ﬁnal draft climate change policy. This policy was approved in FY15.
Carbon reporting
Just prior to year end, we submitted our ninth annual response to the Carbon Disclosure Project. Results from our previous submission – released in November 2014 – indicated that we had successively improved our reporting on and our performance regarding carbon emissions. Harmony attained a score of 100% for carbon disclosure and band “A” performance for leadership in respect of energy and climate change. The Carbon Disclosure Project assesses companies’ responses against two parallel scoring schemes, namely performance and disclosure. The highest scoring companies for performance and/or disclosure are recorded in the Carbon Disclosure Project Climate Performance Leadership Index and/or the Climate Disclosure Leadership Index. Harmony
is the only South African company to receive platinum awards, the highest award, in the disclosure and performance categories.
Harmony in action
Propagation of bio-crops on mine-impacted land to generate natural gas as an alternative to fossil fuels

112  Harmony Gold Mining Company Limited Integrated Annual Report 2015
NOTEWORTHY ACTION
Engagement with suppliers and their environmental impacts
Relevant Global Reporting Initiative indicators: G4-12, G4-EN32, G4-EN33, G4-HR11
We manage our supply chain risk by engaging continuously with our top 50 suppliers regarding their greenhouse gas emissions and climate change strategies. In FY14 speciﬁcally, for the ﬁrst time, our timber supplier calculated its product carbon footprint and shared the ﬁndings with us.
While environmental management and compliance with various environmental legislation and regulations, among others, have been included in the general conditions of contract for our suppliers, screening of suppliers has not yet been conducted.
Should any suppliers be found to have contravened the legal requirements speciﬁed or to be non-complaint, our contracts with them will be suspended. To date, there have not been any suspensions, and we have not received reports of grievances against suppliers regarding adverse impacts on the environment.
Engaging with our suppliers on greenhouse gas emissions is a key component of our overall sustainability goals. Although the company already has an environmental clause in its existing supplier contracts, we will include a more speciﬁc greenhouse gas-related clause in future supplier contracts. This clause will state that all suppliers must agree to introduce a greenhouse gas reporting system for the products we purchase and to send information of their carbon footprint to Harmony every year.
Working with suppliers to improve their greenhouse gas performances will help reduce our Scope 3 emissions over time.
We are engaging with our top suppliers on greenhouse gas emissions to reduce climate change risks across the value chain.
Supply chain has made great strides in managing its own footprint with initiatives that have reduced its footprint by reducing fuel consumption by approximately 29% in the past ﬁve years.
In addition, Harmony is investigating the potential to produce renewable energy in the form of bio-gas. The feedstock for this bio-gas will be energy crops (bio-crops) planted on Harmony-owned impacted land. These management methods and speciﬁc activities carried out in this reporting year positions Harmony to manage the risk presented by having only one supplier of polyfuel currently. The bio-gas project forms part of our risk management strategy to reduce our energy consumption and our dependency on energy generated by non-renewable sources.
OPTIMISING WATER USE, LIMITING OUR IMPACTS
Relevant Global Reporting Initiative indicators: G4-EN8, G4-EN9 and G4-EN10
Signiﬁcant amounts of water are used in the development and growth of our assets. Access to this resource is crucial, especially in
South Africa where water is becoming a scarce resource. The risks associated with the limited availability of water in the country are high and intermittent water supplies pose a signiﬁcant threat to the operational continuity of our mines and the proﬁtability of our business. In FY13, a strategy to reduce dependency on existing groundwater infrastructure was implemented and a group-wide campaign to re-use processed water was initiated.
The holding capacities of the water dams at Kusasalethu have been upgraded. This involved desilting of these dams and enhanced pumping capabilities, on surface and underground, to enable them to cope with the greater volumes.
At Kalgold, a comprehensive geohydrological assessment informed a revision of the water balance. Technical changes were implemented at the plant and tailings storage facilities to maximise recovery of water for re-use. Similar work regarding capacity management as well as water efﬁciency has been completed at Doornkop.
Our South African operations do not draw water directly from surface sources, except for Kalgold which draws water from an aquifer. Our other operations source water from bulk water service providers and municipalities, surface water run-off, water that enters underground mining operations and is pumped to the surface, recycled water and boreholes.
ENVIRONMENTAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  113
Water use
Measured
FY15
FY14
FY13*
FY12
FY11
Water used for primary activities
000m3
14 614
16 495
18 556
38 011
36 671
Potable water from external sources
000m3
11 993
13 139
15 610
15 519
14 509
Non-potable water from external sources
000m3
2 620
3 355
2 946
22 492
22 163
Surface water used
000m3
776
1037
1 230
1 023
1 601
Groundwater used
000m3
1 844
1 550
1 716
21 469
22 096
Water recycled in process
000m3
38 338
24 531
27 593
38 337
8 266
Percentage of water recycled
%
72
61
60
50
18
* FY13 excludes Evander and therefore some reductions occurred from the previous year
Water use for primary activities Measured
FY15
FY14
FY13
FY12
FY11
Intensity consumption
000m3/tonne treated
0.81
0.88
1.01
2.09
1.99
Water used for primary activities
000m3
14 614
16 495
18 556
38 011
36 671
The total amount of water used for primary activities declined in FY15 to 14 613 602 m3with the intensity of 0.81 m3/tonne treated
(2014: 16 495 284m3, and intensity of 0.88m3/tonne treated). Harmony has adopted a group-wide campaign to re-use process water in order to reduce our dependency on existing groundwater. In particular, our long-term targets are to reduce the amount of water used for primary activities by 4.5%, while increasing the amount of water recycled by 5% – thereby improving our water-use efﬁciency as measured by the volume of water used per tonne treated. These targets are set to be reached in FY18.
The following drought-risk mitigation initiatives continued in FY15:
•
Deposition of tailings into the pit enhances recovery of water for re-use in the processing activities at Kalgold
•
Commissioning of a water treatment plant at Doornkop and Kusasalethu to encourage recycling and reduce dependency on potable sources
•
Implementation of process changes to improve water efﬁciency
•
Optimisation of water separation and recycling systems
•
Construction of larger return water dams and installation of large covered tanks to reduce evaporation
At Hidden Valley in Papua New Guinea, the topography together with the high levels of rainfall and low levels of evaporation pose signiﬁcant water management challenges. Two main water management techniques in use are:
•
controlled run-off of rainfall to prevent erosion and sediment entering the river system
•
conservation of site-water used to limit the volumes of treated waste water discharged into the river system
Most of the raw water required for operations at Hidden Valley is drawn from the Pihema Creek and used for key processes in the processing plant and related ore-processing activities. Although process water recycling is prioritised, the high rainfall and low evaporation typical in this tropical environment creates a positive water balance. These conditions, together with the requirement to minimise water storage in the tailings storage facility, cause a high rate of water discharge to the environment. Minimising raw-
water use is also essential to protect the mine during occasional droughts when the availability of river water can be greatly reduced.
The Hidden Valley operation treats all water to prescribed standards before it is discharged into the environment and the joint venture partners continuously monitor and manage the environmental impact of the mine on the Watut River system. River impact studies are integral to Hidden Valley’s overall environmental monitoring programme. The environment and mine operational teams at
Hidden Valley meet on a quarterly basis with representatives of Harmony and Newcrest Mining Limited, to review efforts to improve waste dump design, the compliance status of the tailings storage facility and water discharge results. Quality assurance/control programmes have been implemented to monitor construction of the waste dump and tailings storage facility. This programme included an assessment of the adequacy of sediment and run-off control measures. A signiﬁcant improvement in waste dump design/build and tailings management is being achieved.
Furthermore, progress was made in reducing the discharge of mine-related sediment into the Watut River. There is scheduled monitoring of water quality, water extraction and discharges to ensure compliance with permit parameters. Lime dosing has continued
Harmony in action

114  Harmony Gold Mining Company Limited Integrated Annual Report 2015
at the Watut River to control acidity and dissolved metal levels. At the sewage treatment plant, new blowers and more frequent operator training have contributed to improved compliance with permitted discharge criteria. The outcomes and recommendations of the various monitoring reports have been used to inform management’s environmental management plans.
Acid mine drainage
Acid mine drainage is the occurrence of highly acidic water, usually containing high concentrations of metals, sulphides and salts as a consequence of mining activity. Major sources of acid mine drainage include drainage from underground mine shafts, run-off and discharge from open pits and mine waste dumps, tailings and ore stockpiles. Tailings and ore stockpiles make up nearly 88% of all waste produced in South Africa.
We manage ﬁssure water at all of our operations. When there is a risk that rising water levels underground could either hinder access to our own ore reserves, those of other operations or harm the environment, water is pumped to surface. Our water management strategy includes intercepting this water before it is polluted underground. When brought to surface, it is consumed as plant intake.
As the mines in the Witwatersrand Basin are interconnected, any tactical response to acid mine drainage on mine closure must be considered from a regional perspective. We continue to work closely with our regional partners to identify the long-term risks of acid mine drainage and to establish sustainable solutions.
In 2012 and 2013, geohydrological assessments were undertaken in the Free State region, Kalgold and Doornkop. With regard to acid mine drainage, the studies conﬁrmed that there was no risk of decant from the Free State operations or Kalgold. From the perspective of surface water pollution, rehabilitation has been prioritised at the joint metallurgical scheme site and the acid plant site in the Free State, and at the decommissioned shafts and infrastructure in the Free State and at Kusasalethu.
Water is being discharged from our Doornkop operation under directive and is in the licensing process. Based on the draft licence received, Doornkop is able to comply with its licensing conditions. An intensive water-monitoring programme is in place and reporting to the regulator takes place routinely.
In Papua New Guinea, the issue is with acid rock drainage (which is the same as acid mine drainage) as a result of waste rock dumps.
Environmental impacts are mitigated by the construction of engineered waste dumps and controlled placement of potentially acid-
forming waste rock. When required, lime is added to the process-water discharge to maintain natural levels of alkalinity at the compliance point. Water sampling and studies continue to improve our understanding of acid rock drainage impacts , and enable us to formulate plans for longer-term reduction and mitigation.
LAND MANAGEMENT AND ENVIRONMENTAL CONSERVATION
We recognise that we are custodians of the land we affect and manage. While some aspects of our operations – particularly open-pit mining, waste and tailings deposition and the construction of physical structures – entail altering the physical landscape permanently, we believe that, once mining has come to an end, it is important to rehabilitate the land to effective and appropriate post-mining land use. Rehabilitation and closure have, therefore, been incorporated into overall planning from concept stage for new operations and during the life of mine for existing operations. This includes ensuring that the necessary funding mechanisms are in place. Continuous efforts are made to identify land for rehabilitation and, where feasible, we refurbish infrastructure for use by local communities.
Biodiversity, land management and conservation
Relevant Global Reporting Initiative indicators: G4-EN12, G4-EN14, G4-EN31, MM1, MM2
Harmony has strategies in place to manage the impacts of our operations on biodiversity. Environmental rehabilitation activities to restore the habitat for native species are on-going.
Biodiversity management plans are implemented at all sites, either through their respective mine closure plans, environmental management plans or speciﬁc biodiversity action plans – whichever is the most appropriate. Biodiversity action plans involve the protection and conservation of indigenous plants as well as the planned, progressive removal of alien and invasive plant species.
In addition, in the Free State, a nursery has been established on rehabilitated ground to cultivate indigenous species to be used to repopulate affected or remediated land. Harmony has approximately 65 000ha of land under management in mining rights and disturbed areas that are under rehabilitation. None of our producing operations are in areas of high biodiversity value, inside or outside protected areas, and only one of our operational areas affects listed International Union for Conservation of Nature Red Data
species (see page 115).
ENVIRONMENTAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  115
The following conservation projects are underway in the Free State:
•
Avianator programme: This is a partnership with BirdLife South Africa. We provided the ﬁnancial resources to design the curriculum and the funds for its implementation while BirdLife South Africa presented the course.
The course teaches young people about the value of birds and of their respective habitats. Additional curriculum resources are provided to the teachers together with training and monitoring modules to ensure success of the project. Since its inception in
2013, Harmony’s donation enabled BirdLife South Africa to assist 10 underprivileged schools during FY15 to improve the teachers’
skills in teaching the children about birds and their habitats. Through Harmony’s support the programme has expanded to include an additional seven schools in Thabong, a township on the outskirts of Welkom
•
Flamingo conservation project: Harmony has entered into a memorandum of understanding with BirdLife South Africa to design conservation measures for the Lesser Flamingo in the Welkom district. Subsequently the partnership with BirdLife South Africa has grown, by undertaking a project to determine the suitability of the identiﬁed sites to build a breeding island for ﬂamingos. Various community engagements will be undertaken to garner support for the project, which can not only beneﬁt conservation of the
ﬂamingo, but can also promote tourism and possibly employment in the region identiﬁed
Although Hidden Valley is not located in a biodiversity-protected area, ﬁve species on the International Union for Conservation of
Nature Red Data List occur in the vicinity of the mine. There is no evidence that the mine has affected this critical habitat. These
ﬁve species include the vulnerable tree kangaroo (Dendrolagus dorianus), an endangered species of tree kangaroo (Dendrolagus goodfellowi), the vulnerable nectar bat (Syconycteris hobbit), the vulnerable harpy eagle (Harpyopsis novaeguineae) and the critically endangered long-beaked echidna (Zaglossus bruijni).
NOTEWORTHY ACTION
LAND MANAGEMENT AND RADIATION
Radiation has a health impact – a result of ingestion or prolonged exposure – and an environmental impact, given its extreme longevity and ability to sterilise affected areas. Licensing that demonstrates responsibility with regard to health, safety and environmental perspectives is required for each site from the National Nuclear Regulator. Site-speciﬁc gamma energy surveys are conducted at the decommissioned sites. Land clearance surveys are conducted on all land released into the public domain.
Public safety assessments are being updated and will be submitted to the National Nuclear Regulator by March 2016. These
assessments are based on specialist studies of human behaviour, as well as the quality of air and groundwater.
Although radiation presents a low-level risk at our mining operations, it is nevertheless effectively planned for and managed.
Spills are reported to the regulators and cleaned up, and close-out reports are then submitted to the National Nuclear Regulator.
Access control and signage is in place around process water dams and tailings dams to warn members of the public not to enter these areas.
In 2009, Harmony implemented a radiation quality management system, which complies fully with the requirements of the National
Nuclear Regulator and, because it is ISO 9001-based, it requires continuous inspection. The quality systems audit conducted in
2015 conﬁrmed that Harmony was 100% compliant regarding its management system for the third consecutive year.
Surface radiation is managed by reducing the extent of affected areas, especially at legacy sites, in line with legal compliance, and by reducing our environmental liabilities. Radiological clearance surveys are conducted at decommissioned sites. Radiological clearance reports are compiled and submitted to the National Nuclear Regulator to ensure the future declassiﬁcation of these areas. A closure report for the area surrounding Eland shaft has been submitted to the National Nuclear Regulator.
Rehabilitation has been prioritised at the joint metallurgical services site in the Free State. Rehabilitation is also paramount at the decommissioned shafts in the Free State and at Kusasalethu’s Deelkraal section.
Harmony’s proposed rehabilitation methodology – which includes the use of phytoremediation – is supported by the Department of Mineral Resources and the National Nuclear Regulator. Phytoremediation involves the use of certain plants (these have been tested) to absorb radioactivity and our pollution sources from the ground into the plant structure. The harvested plants are disposed of at the tailings dam where the uranium and pollutants are consolidated. In this way, the pollution is removed without harm or wastage of the topsoil. Phytoremediation is more environment-friendly than traditional radiation rehabilitation methodologies, which require the removal of large volumes of topsoil and sub-soils, and create large cavities and further environmental deterioration. Phytoremediation has been used successfully in the Chernobyl area in the Ukraine.
Harmony in action

116  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Rehabilitation and closure
Land management (ha)
Mining right
area
Land
disturbed
to date
Land
rehabilitated
in FY15
Kalgold
991
484
0
Kusasalethu and Deelkraal
5 605
302
5
Doornkop
905
296
0
African Rainbow Minerals Gold shafts (1, 2, 3, 4, 6 and 7)
5 980
351
4
Joel (1 and 2)
2 162
253
0
Target (1, 2 and 3)
4 327
257
0
President Steyn South (Steyn 1, 2 and plant)
1 847
57
5
President Steyn North (Steyn 7 and 9)
1 651
193
0
Virginia, Masimong, Saaiplaas, Unisel, Merriespruit, Harmony and Brand
22 583
3 349
1
Bambanani, Joint Metallurgical Services, Harmony One plant
2 356
1 346
66
Eland, Kudu, Sable, Nyala, Tshepong, Phakisa, Western Holdings 5
10 799
1 580
0
St. Helena 2, 4, and 8
4 912
446
0
St. Helena 10
944
8
0
Papua New Guinea
4 098
533
3
Total
69 160
9454
83
Only a small proportion of the land (15%) we manage has been disturbed by mining. Given that much of the affected land is in use, the opportunities for progressive and concurrent rehabilitation are limited. In FY15, the total rehabilitation liability for our South
African operations was R2.21 billion (FY14: R2.2 billion). Harmony’s rehabilitation liabilities are fully funded in advance by means of trust funds, insurance guarantees and bank guarantees.
Rehabilitation of our decommissioned operations in the Free State and at Kusasalethu’s Deelkraal section in Gauteng province started in FY10 with the aim of reducing our environmental liabilities, eliminating potential safety and health exposures, and working with provincial authorities to meet socio-economic imperatives. Sites which have been demolished during the course of this year include
African Rainbow Minerals Gold 4 shaft, Brand 3 shaft and Brand Main Ofﬁce complex, Harmony 1 ventilation shaft, continued
demolition of the decommissioned Steyn gold plant and ﬁnalisation of the Deelkraal shaft. In addition Harmony’s bio-energy project in the Free State province has also assisted in reducing the environmental liability. Areas currently being demolished include Steyn gold plant, Saaiplaas 3 shaft, St Helena 4 hostel, St Helena 8 and 10 shafts and Brand 5 shaft.
The total number of shafts demolished to date is 32 (including ventilation shafts with many defunct workshops and hostels also having been demolished).
During the year, while rehabilitating the Brand 1A shaft near Welkom in the Free State province, an explosion took place which caused damaged to local houses and businesses. No one was seriously injured as a result of the accident. For more information, please refer to page 64 in the Safety and Health section of this report.
This rehabilitation programme reduced our closure liability by R21 million in FY15 and provided employment for at least 100 local residents in FY15.
In Papua New Guinea, land clearing for mining and processing operations is closely managed by permits issued by the environment and community affairs departments. The high altitude and extremely rugged terrain and heavy rainfall result in very high levels of surface water run-off, which makes it extremely challenging to rehabilitate cleared surfaces. In addition, Hidden Valley and Golpu are in a geologically active zone and experience frequent earthquakes and landslides. Steep surface rehabilitation is a dangerous and high-risk activity. Staff are specially trained and use special equipment to rehabilitate steep slopes.
The joint venture partners have compiled a template and guide for the preparation of a closure plan and the associated costs, which was completed in the fourth quarter of FY15. Site personnel will prepare a revised closure cost, using this guide, and submit the closure plan and costs to the owners and a third-party auditor for review and agreement. Operational staff will play a greater role in the preparation of the revised closure plan and associated cost estimate.
ENVIRONMENTAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  117
MANAGING OUR EFFLUENTS AND WASTE
Relevant Global Reporting Initiative indicators: G4-EN22, G4-EN23, G4-EN24 and MM3
Harmony’s mining and processing operations generate mineral and non-mineral waste. The effective management of waste is a priority as this can reduce our environmental impacts and mitigate our environmental liabilities. We understand the actual cost of waste management, and this assists us in planning for new projects and mine closure. As part of this process, we maximise recycling and waste reduction during the life of a mine and design for waste minimisation and mineral waste reclamation (such as waste rock from dumps as aggregate) so as to minimise our total mining environmental footprint.
Internally developed mineral, non-mineral and hazardous waste materials guidelines are included in the environmental management systems which are implemented at all of Harmony’s operations. At Harmony, we understand that waste management begins with waste’s initial generation and encompasses its handling, storage and transport as well as its recycling, treatment and/or disposal.
Our primary sources of mineral and non-mineral waste are:
•
The tailings accumulated in tailings storage facilities, which may be active or dormant. These facilities are large areas usually located in a natural hollow, valley or an embankment used to provide safe, permanent storage of tailings material. In the tailings storage facilities, the ﬁnely ground rock and water that together make up tailings will separate. About 35% of tailings are solids that will settle. The balance is water that accumulates on the surface to form a tailings pond. Tailings ponds provide an important water source for mine operations. Tailings water is usually pumped back to the mill to be re-used in the milling process. Tailings consist of overburden rock which is made up of soil, gravel and other loose materials that cover the surface of a mine site, ore which is rock that contains high concentrations of minerals such as gold, molybdenum and silver and mine rock which is solid material removed from an open pit.
The design and management of tailings storage facilities are subject to rigorous regulation and are factored into our environmental management plans. A large number of our dormant tailings storage facilities were acquired as part of various transactions by Harmony over many years, and were not necessarily established by Harmony
•
Material accumulated in waste rock dumps. Overburden or waste rocks are both a product of drilling and blasting, and are transported to these dumps. The waste rock dumps are man-made surface dumps located near a mine, where development rock which does not contain valuable minerals and which had to be removed from the mine has been deposited. Waste rock dumps may be re-used as construction material, subject to the approval of the National Nuclear Regulator – this approval is necessary speciﬁcally for road construction
•
Scrap steel – this steel has been reclaimed in the rehabilitation exercise being undertaken at the shafts which have been decommissioned in the Free State and at Deelkraal. Decontaminated steel is sold for recycling to scrap dealers authorised by the
National Nuclear Regulator and in accordance with its procedures regarding decontamination, the monitoring of radioactivity and the ﬁnal release of the material
•
Scrap timber – this originates from timber that has been in use as support in the underground stopes. All timber supplied to
Harmony is certiﬁed by the Forest Stewardship Council which assures forest rotation in South Africa. As part of our bio-energy programme, we will be looking into introducing the timber and wood chips into our bio-energy plant
(000t)
FY15
FY14
FY13
FY12
FY111
Accumulated tailings in tailings storage facilities
(active and dormant)
1 400 273
1 382 178
1 359 770
1 433 760
6 039
Accumulated waste rock dumps
196 692
190 128
169 115
165 0852
82 751
Scrap steel
4.996
4.919
5.583
10.3552
8.973
1
Data for FY11 for Papua New Guinea only
2
New reporting indicator for South Africa from FY12, FY13 onwards with consolidated group data being reported
Mineral waste
Tailings are made up of crushed rock and process water emitted from the gold elution process in the form of a slurry once the gold has been extracted. The composition, size and consistency of tailings vary by operation, with the opencast operations producing greater volumes of tailings in general than the underground operations. Tailings and waste rock are usually inert, but rock close to the ore body may be associated with radiation or salts if these are characteristic of the ore body.
Since tailings do contain impurities or pollutants, in terms of our water management programme, they are placed on an engineered tailings dam to contain the slime. The ﬁnes are also collected and deposited on the tailings. Water is collected from the toe drains and penstocks and is channelled to the return water dam where it is available to be re-used by the plant.
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118  Harmony Gold Mining Company Limited Integrated Annual Report 2015
In the process, the cyanide present is destroyed – it self-destructs on the tailings when exposed to light – but salts and heavy metals can enter into ground water and create a pollution plume. We monitor our groundwater to ensure that such pollution plumes are contained. The public safety assessments have illustrated that such plumes (radionuclide contaminant plumes) will in all likelihood be contained in the tailings storage or water management facilities for hundreds to thousands of years and that the potential polluted plumes originating from the tailings storage facilities will only travel between 10m and 100m from these facilities in a 10 000-
year period.
Effective mineral waste management not only reduces the aesthetic and land use challenges of mining, particularly during closure, but also reduces the potential for water and air pollution as well as maximising the recovery of ore, minerals and metals. Improved mineral waste management can result in signiﬁcant savings and a reduction in energy consumption. Residual economic value can be generated from projects such as our Phoenix reclamation initiative.
Mineral waste has a signiﬁcant impact on land. At Harmony, all chemically reactive or radioactive waste is appropriately handled so as to protect employees, communities and the environment.
Harmony manages the environmental impacts of mineral waste by:
•
Minimising the quantity of material stored so as to limit the extent of the footprint of land disturbed
•
Ensuring storage sites are physically and chemically safe, and well-engineered
•
Undertaking progressive rehabilitation – returning affected land to productive use after mining
In Papua New Guinea a waste rock management plan, including acid rock drainage management strategies, was submitted to the
Conservation and Environment Protection Authority for review and approval.
Hidden Valley’s advanced waste management systems have generated positive feedback from stakeholders particularly the tailings storage facility which is the ﬁrst large tailings storage facility to be operated successfully in Papua New Guinea. The review of the laws relating to management and disposal of tailings is now on an indeﬁnite hold and the regulatory focus of the Mining Policy and
Geohazard Department is on completing the revised Mining Policy, Act and related new regulations approved in 2015.
In FY15, 24.7Mt of mineral waste were generated from gold production (FY14: 33.5Mt), comprising 6.6Mt of waste rock and
18.1Mt of tailings (FY14:12.8Mt waste; 20.7Mt tailings).
Non-mineral waste
Non-mineral waste – such as plastics, steel, paper and timber – is generated by processing operations and is produced in smaller volumes than mineral waste. This waste is managed by recycling, off-site treatments, disposal or on-site landﬁlls. The impacts of non-mineral waste can be reduced by recycling and re-using where possible. Harmony ensures the responsible storage, treatment and disposal of non-mineral waste.
Group environmental standards for non-mineral waste management have been rolled out throughout the group and are currently being integrated into existing ISO 14001 systems.
In FY15, 9 059 tonnes of waste (plastic, steel, wood and paper) were recycled (FY14: 7 892 tonnes), generating R5.2 million
(FY14: R8.3 million).
ENVIRONMENTAL PROTECTION EXPENDITURE AND INVESTMENT
Relevant Global Reporting Initiative indicators: G4-EN22
Total expenditure by Harmony on its environmental portfolio in FY15 was R64 million, of which R34 million was spent in South
Africa and R30 million in Papua New Guinea (FY14: R68 million, R34 million in South Africa and R34 million in Papua New Guinea).
The total FY16 operational budget for the environment in Hidden Valley is R30 million (US$2.6million) (PNGK6 981 048). In addition,
R30 million (US$2.6million) has been committed to the implementation of the bio-energy initiative over the next two years.
ENVIRONMENTAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  119
OUTLOOK
We continue to pursue our ﬁve-year environmental objectives:
Group aggregate targets FY14 – FY18
Baseline
Performance
Baseline FY13
FY15
FY14
•
Reduce amount of water used for primary activities
(intensity and absolute) by 4.5%
Absolute: 18 556ML
Intensity: 1.01m3/t
Absolute: 14 614ML
Intensity: 0.81m3/t
Absolute: 16 495ML
Intensity: 0.88m3/t
•
Total environmental legal compliance
0 ﬁnes
1 ﬁne
0 ﬁnes
•
Improve on percentage of water recycled (intensity and
absolute) by 5%
60%
72%
60%
•
Implementation of 80% of biodiversity action plans
All operations have
biodiversity action
plans
All operations have
biodiversity action
plans
All operations have
biodiversity action
plans
•
Reduce land available for rehabilitation by 2%
9 948ha
9 454ha
9 416ha
Baseline FY08
•
Reduce absolute electricity consumption by 3%
4 422 000MWh
2 667 375MWh
2 816 443MWh
•
Reduce intensity of electricity consumption (MWh/t
treated) by 2%
0.35MWh/t
0.15MWh/t
0.15MWh/t
•
Reduce total carbon emissions by 3%
5 343 000t CO2e
3 439 536t CO2e
3 481 278t CO2e
•
Reduce carbon emission intensity (CO2/t treated) by 2%
0.3t CO2e/t
0.19t CO2e/t
0.18t CO2e/t
Harmony in action
Solar geysers in Slovoville near Doornkop

120  Harmony Gold Mining Company Limited Integrated Annual Report 2015
OPERATIONAL
PERFORMANCE
Achievements
Challenges
•
Measured in terms of fatalities, best safety performance
recorded in 14 years
•
Bambanani currently the lowest cost underground mine
with an all-in sustaining cost of less than US$800/oz for
FY15, with the highest underground recovered grade in
South Africa of 12.70g/t
•
Kusasalethu successfully restructured to ensure its return to proﬁtability
•
Productivity for our South African operations improved
by 8% for in-service employees and contractors to
43.6 tonnes per individual in FY15 (FY14: 40.3)
•
Underground grade stable at 4.75g/t for the year
•
To increase margins in lower gold price environment
through on-going operational restructuring
•
Balancing union wage demands with a call to preserve jobs
and ensuring the sustainability of our business
•
Improving mining discipline
•
Improving delivery in line with operational targets
•
To further improve productivity
•
Keeping pace with an inﬂationary environment
•
Improving Hidden Valley’s performance to increase
proﬁtability and extend the mine’s life
WHY OUR OPERATIONAL PERFORMANCE IS MATERIAL
Gold mining and gold production are central to Harmony’s existence. Maintaining and growing our margins as efﬁciently as we can is essential to sustaining our business and meeting our strategic objectives. This includes delivering safely on our operational plans, reducing costs, improving productivity and maximising revenue.
Our approach takes into consideration the long-term sustainability of the company as a whole. In the current environment of high-
cost inﬂation and lower gold prices, we aim to mine those areas which will return cash ﬂow sooner and to delay major capital expenditure (although not at the expense of safety or future viability).
By sustaining the company as a whole, we are able to pay salaries and wages to the people we employ, taxes to the national ﬁscus and dividends to our shareholders, to continue to be an effective and responsible custodian of the environment and to give back to the communities in which we operate.
The revenue we generate and ultimately the proﬁt we make are determined by the price received for the gold we sell, and this is determined principally by the prevailing gold price measured in US dollars on world markets. Furthermore, the prices received in our operational and functional currencies – the South Africa rand and the Papua New Guinea kina which affect 91% and 9% of our production respectively – are governed by the prevailing exchange rates in terms of the US dollar. The kina is our functional currency in Papua New Guinea and these values are in turn converted into rands, Harmony’s presentation currency.
We are price takers and have no inﬂuence on the gold price or exchange rates. However, in most cases the effect of a lower US dollar gold price is mitigated by a decline in the exchange rate of the rand and/or kina versus the US dollar, which increases the rand price and/or kina price received per ounce of gold. The contra-cyclical behaviour of the US dollar price of gold and the rand-US dollar and kina-US dollar exchange rate often work to our advantage.
In line with our strategy to increase our margins, Target 3 was closed in October 2014 and Kusasalethu, Doornkop, Masimong and
Hidden Valley were all restructured to return these mines to proﬁtability.
Gold production was 8% lower year on year at 1.08Moz, due largely to the closure of the unproﬁtable Target 3 operation and a signiﬁcant reduction in gold production at Kusasalethu and Hidden Valley during the year.
Inﬂationary pressures continue to weigh heavily on our margins and during the year we persisted with efforts to reduce costs and restructure our operations for proﬁtability. Despite increases, especially in power and labour costs, cash operating costs in rand terms increased by just 3% year on year (7% decrease in US dollars). Owing to the reduction in gold production, however, cash operating costs increased by 12% in terms of rands per kilogram and by 1.5% in terms of US dollars per ounce.

Harmony Gold Mining Company Limited Integrated Annual Report 2015  121
The graph below illustrates our success to date with regard to ﬁghting inﬂationary electricity price increases. Although Eskom has imposed an 81% cumulative price increase since FY12, we have saved 13% on power usage in the past four years, which, combined with improved scheduling of consumption, has limited the increase in Harmony’s electricity costs to 23%.
Our people are our biggest asset and maintaining good employee relations is essential to the sustainability of our company. Our focus is on creating an environment in which our employees can strive, be efﬁcient and productive. Various wellness and communication initiatives are embedded in our culture. For more detailed information on engagement with our employees and their performance, please refer to the Employees and Communities section in this report on page 78, as well as the Health and Safety section on page 65.
FINANCIAL PERFORMANCE
Our focus is on producing proﬁtable ounces, safely. Although some operations managed to achieve their plans, under-performance at some of our biggest mines – such as Kusasalethu, Doornkop and Hidden Valley – resulted in our overall production results for the year being very disappointing.
The average US dollar gold price received in FY15 was US$1 222/oz compared with US$1 299/oz in FY14, a decline of 6%. During
FY15 the rand weakened 11% against the US dollar, from R10.35 in FY14 to R11.45, resulting in a 4% increase in the rand gold price received from R432 165/kg to R449 570/kg.
At year-end, our all-in sustaining cost was R458 626/kg, compared with R413 433/kg in FY14, while the all-in sustaining cost in
US dollar terms remained stable at US$1 246/oz year on year.
Our translated costs in US dollars are very sensitive to the exchange rate of the rand and other currencies in terms of the US dollar.
The primary reason for the cost remaining stable in US dollar terms is the weakening of the rand against the US dollar in FY15.
Amounts are translated from rands to US dollars at an average of R11.45 for FY15 (FY14: R10.35 and FY13: R8.82).
MAJOR CHALLENGES
The major challenges faced during the year and their respective mitigation plans were:
•
Safety: Safety is Harmony’s key priority. Our various safety initiatives – see page 61 – assisted in reducing the number of accidents at all of our mines. Regrettably, we did have nine fatalities (FY14: 22 fatalities) at our operations during FY15. The fatalities, together with the Section 54/55 notices issued by the Department of Mineral Resources to stop operations until they were declared safe, resulted in an estimated production loss of 588kg (18 905oz). We had seven underground ﬁres during the year
(four ﬁres at Kusasalethu, two at Masimong and one at Doornkop), with no loss of life or serious reportable incident – proof that our employees are more safety conscious. We lost about 200kg (6 430oz) in total during the year due to stoppages as a result of
ﬁres. For more detailed information on our safety performance, please refer to the section on Health and Safety (page 58) in this report.
•
Infrastructure and equipment failure: Infrastructure and equipment maintenance remains a daily focus at all our mines. The majority of the infrastructure problems experienced at Kusasalethu in FY14 were resolved during FY15. At the South African mines the senior engineering capacity, safety management and operational risk management were enhanced.
Electricity consumption vs cost
Gwh
Rm
2 500
2 600
2 700
2 800
2 900
3 000
3 100
FY15
FY14
FY13
FY12
3 013
2 664
2 756
2 608
1 200
1 300
1 400
1 500
1 600
1 700
1 800
1 900
2 000
2 100
2 200
Electricity consumption South Africa (GWh)
Electricity cost South Africa (Rm)
Harmony in action

122  Harmony Gold Mining Company Limited Integrated Annual Report 2015
•
Managing operational risks: While the management of operational risks is integral to the management of our business, we need to improve our execution. Gold mining is a value chain that can only be optimised if a risk management plan is in place and all supporting systems are functioning efﬁciently. Managing risks effectively while working safely and being pro-active are core to our success. Safety hazards and operational business risks are identiﬁed and dealt with continuously at each of our operations.
•
Achieving our operational plans: Bambanani achieved its FY15 plan while Tshepong, Target 1, Joel, Phakisa, Unisel, Phoenix,
Kalgold and surface sources came closer to achieving their plans for FY15. In preparing our plans for FY16, our emphasis was on matching the capital and human resources required with the production proﬁle and proﬁtability. We also plan for year on year improvements by removing bottlenecks, optimising development and being proﬁtable.
•
Increasing recovered grades remains a key objective. The closure of loss-making mining sections at Kusasalethu will have a positive effect on the overall grade in FY16. The average underground grade recovered for the year remained stable at 4.75g/t compared to 4.77g/t in FY14.
•
Productivity: Enhancing productivity of our workforce has involved its restructuring and streamlining. A more pro-active approach to healthcare has assisted in reducing the high levels of absenteeism and sick leave taken from 8.90% to 8.05%. Healthcare is decentralised and therefore employees have access to primary healthcare services on site (health hubs). As high blood pressure is one of our most serious healthcare concerns, the localised health hubs enable us to better monitor employee health and treatment programmes. This too has contributed to improved health levels and less absenteeism. For more information, please refer to the section on Safety and Health on page 65.

The beneﬁts of a healthier workforce are reﬂected in improved productivity rates at year-end, with overall productivity per in-service employee including contractors of 43.6 tonnes per individual (FY14: 40.3). Harmony’s underground productivity ﬁgures regressed slightly, from 91.49g/total employee per month costed in FY14 to 89.1g/total employee per month costed for FY15. Productivity at
Hidden Valley in Papua New Guinea was reported at 228g/total employee costed (FY14: 277g/total employee costed).

Employees qualify for various bonuses based mainly on safety performance, and tonnes and grades mined – all in an effort to increase productivity.
OPERATIONAL PERFORMANCE  CONTINUED
Bambanani underground

Harmony Gold Mining Company Limited Integrated Annual Report 2015  123
OUTLOOK FOR FY16
Relevant Global Reporting Initiative indicators: G4-EC7 and G4-EC8
Our approach towards our FY16 operational planning:
Harmony’s management is devoted to improving the company’s operational performance. Our values are entrenched in everything we do – safety, accountability, achievement, being connected and honest – and they inform our decisions and our actions. Realistic planning supports our strategy to optimise assets – our ore bodies, our infrastructure and our people. This will ensure safer, more proﬁtable production.
Highlights of what we expect for FY16:
•
All operations to be proﬁtable by the end of the ﬁnancial year
•
An increase in both total production and underground recovered grade
•
Bambanani to remain the most proﬁtable operation in the group and in South Africa as a whole
•
Kusasalethu to return to proﬁtability by focusing on high grade areas, reducing its electricity usage and splitting reef and waste tonnes going forward
•
Phakisa to be proﬁtable by the end of FY16 and will build up production by increasing volumes while grades will remain stable
•
Joel to be marginally cash ﬂow positive, given capital required to develop decline shaft
•
Tshepong’s production to improve due to higher volumes and a higher recovered grade
•
Masimong to be proﬁtable with a shorter life of mine, following restructuring
•
Doornkop to generate proﬁts later in FY16 post its restructuring
•
Hidden Valley’s restructuring should yield a proﬁtable outcome in FY16
Our guidance per operation for FY16 is provided in the tables below:
Operation
FY16
production
(oz)
FY16
Cost and capital
R/kg
FY16
Cost and capital
US$/oz
Life of mine
(years)
Kusasalethu
170 000 – 190 000
410 000 – 440 000
25
Phakisa
90 000 – 110 000
450 000 – 490 000
11
Tshepong
120 000 – 140 000
425 000 – 450 000
20
Target 1
110 000 – 130 000
410 000 – 440 000
10
Bambanani
80 000 – 100 000
260 000 – 300 000
6
Doornkop
70 000 – 90 000
440 000 – 460 000
15
Masimong
65 000 – 80 000
420 000 – 455 000
3
Unisel
45 000 – 55 000
430 000 – 465 000
5
Joel
60 000 – 75 000
410 000 – 440 000
11
Underground operations
810 000 – 970 000
425 000 – 450 000
Hidden Valley
80 000 – 95 000
395 000 – 425 000
3 – 6
Various surface
50 000 – 55 000
410 000 – 445 000
15+
Kalgold
30 000 – 40 000
420 000 – 450 000
14
Total
~ 1.1Moz
~ R435 000/kg
~ US$1 080/oz*
* An exchange rate of R12.50/US$ was used
Our FY16 annual production guidance is aimed at increasing margins. Harmony’s strategic plans are based on a gold price of
R450 000/kg (or US$1 230/oz) and an exchange rate of R11.38/US$).
Our target is to produce 1.1Moz at a total cost, including capital, of R435 000/kg (US$1 080/oz*).
Harmony in action

124 Harmony Gold Mining Company Limited Integrated Annual Report 2015
Our planned capital expenditure will be spent in line with our strategy. The breakdown of the capital expenditure per operation is outlined below:
Capital expenditure
FY15 (R million)
FY16 – forecast (R million)
Operation
On-going
capital
development
Main-
tenance
capital
Growth
capital
Total
On-going
capital
development
Main-
tenance
capital
Growth
capital
Total
Kusasalethu
320
143
0
463
283 158 0 441
Phakisa
309
39
56
404
280 26 0 306
Tshepong
231
65
17
313
239 30 25 294
Target 1
216
76
4
296
220 81 13 314
Bambanani
27
35
48
110
27 39 34 100
Doornkop
154
61
30
245
137 13 18 168
Masimong
135
31
0
166
70 15 0 85
Unisel
56
43
0
99
44 17 0 61
Joel
63
38
81
182
68 22 95 185
Target 3
11
9
0
20
0 0 0 0
Underground operations
1 522
540
236
2 298
1 368 401 185 1 954
Hidden Valley
75
46
0
121
71 64 0 135
Various surface
0
10
0
10
0 11 0 11
Kalgold
0
41
0
41
0 39 0 39
Total R million
1 597
637
236
2 470
1 439 515 185 2 139
Exchange rate (R/US$)
11.45
11.45
11.45
11.45
12.50 12.50 12.50 12.50
Total US$ million
140
56
21
216
115 41 15 171
We continue to mine in line with our reserve grades – except at Phakisa, which is still in build-up phase, and at Kusasalethu, which should be mined more in line with its reserve grade following the mine’s restructuring.
Operation
Reserve
grade
(g/t)
Adjusted
reserve
grade
(-5%)
Actual
grade (g/t)
achieved in
FY15
% of
reserve
grade
achieved in
FY15
Rating
FY16
grade
guidance
(g/t)
Kusasalethu 6.18 5.87 4.35 74%

6.5
Phakisa 6.83 6.49 5.10 79%
5.1
Tshepong 5.42 5.15 4.31 84%
4.4
Target 1 5.29 5.03 5.11 102%
4.6
Bambanani 11.33 10.76 12.7 118%
11.5
Doornkop 5.16 4.90 4.42 90%
4.4
Masimong 3.85 3.66 3.68 101%
3.6
Unisel 4.48 4.26 4.06 95%
3.9
Joel 5.24 4.98 4.10 82%
4.2
Underground operations
5.82
5.53
4.75
86%
~5.0
  Not yet achieved (below 80%)
  Close to target grade (80 to 90%)
  Achieved target grade (90% plus)
OPERATIONAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  125
Fatality injury frequency rate
Harmony total
0.0
0.1
0.2
0.3
0.4
0.5
FY15
FY14
FY13
FY12
FY11
FY10
FY09
FY08
FY07
FY06
FY05
FY04
FY03
0.30
0.29
0.21
0.28
0.22
0.18
0.21 0.21
0.18
0.11
0.10
0.26
0.11
Lost-time injury frequency rate
Harmony total
0
5
10
15
20
25
FY15
FY14
FY13
FY12
FY11
FY10
FY09
FY08
FY07
FY06
FY05
FY04
FY03
24.61
19.22
15.53
16.42
15.27
12.83
9.35
7.68
8.25
6.86
5.46
7.54
9.24
Tshepong
13
Kusasalethu
12
Target 1
11
Hidden Valley
9
Phakisa
9
Bambanani
9
Doornkop
8
Masimong
7
Joel
7
Unisel
5
Kalgold
4
Phoenix
3
Dumps
2
Target 3
1
FY15 Contribution to
production by operation (%)
Harmony in action
Tshepong headgear

126  Harmony Gold Mining Company Limited Integrated Annual Report 2015
SOUTH AFRICA – DEEP-LEVEL MINING
Bambanani
FY15
FY14
FY13
Number of employees
– Permanent
1 517
1 584 1 190
– Contractors
330
444 452
Total
1 847
2 028 1 642
Operational
Volumes milled (000t) (metric)
229
206 164
(000t) (imperial)
253
227 180
Gold produced (kg)
2 908
2 576 1 606
(oz)
93 495
82 821 51 635
Gold sold (kg)
2 947
2 567 1 591
(oz)
94 748
82 530 51 152
Grade (g/t)
12.70
12.50 9.79
(oz/t)
0.370
0.365 0.287
Development results
Total metres
1 150.3
1 092 734
Reef metres
14.7
0 0
Capital metres
0
0 21
Productivity (g/TEC)
153.08
157.73 113.80
Financial
Revenue (Rm)
1 330
1 111 717
(US$m)
116
107 81
Average gold price received (R/kg)
451 200
432 706 450 933
(US$/oz)
1 226
1 300 1 590
Cash operating cost (Rm)
697
574 469
(US$m)
61
55 53
Production proﬁt/(loss) (Rm)
625
537 262
(US$m)
55
52 30
Capital expenditure (Rm)
110
125 115
(US$m)
10
12 13
Cash operating cost (R/kg)
239 552
222 764 292 136
(US$/oz)
651
669 1 030
All-in sustaining cost (R/kg)
276 855
263 867 325 497
(US$/oz)
752
793 1 148
Safety
Number of fatalities
1
1 0
Lost-time injury frequency rate per million hours worked
4.63
7.46 6.56
Environment
Electricity consumption (GWh)
133
143 143
Water consumption – primary activities (ML)
1 731
1 665 1 431
Greenhouse gas emissions
(000t CO2e)
137
142 142
Intensity data per tonne treated
– energy
0.59
0.69 0.87
– water
7.57
8.08 8.72
– greenhouse gas emissions
0.61
0.69 0.87
Number of reportable environmental incidents
0
0 0
Community
Local economic development (Rm)
3
3 6
Training and development* (Rm)
17
13 13
* Expenditure on training and development at Bambanani includes that at Steyn 2 for FY14 and FY13
OPERATIONAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  127
Other salient features
Status of operation
Mature operation with focus on mining of the shaft pillar for the next few years after which it will reach the end of its operating life
Life of mine 6 years
Hoisting capacity (per month) 32 256 tonnes (35 556 tons)
Compliance and certiﬁcation New order mining right – December 2007
ISO 14001
ISO 9001
OHSAS 18001
Mineral reserves as at 30 June 2015
Proved reserves
Probable reserves
Total mineral reserves
Reserves (metric)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
1.6 11.33 18 – – – 1.6 11.33 18
Reserves (imperial)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
1.7 0.331 565 – – – 1.7 0.331 565
Bambanani, near Welkom and about 262 kilometres from Johannesburg, has two surface shafts (the East and West shafts). Mining is conducted at a depth of 2 365 metres. Activities at the mine focus on the Basal Reef and are limited to shaft pillar extraction. The ore mined is sent to Harmony One Plant for processing. Given the high risk of seismicity at Bambanani, efforts are focused on managing support systems and the rehabilitation of areas with challenging ground conditions.
Bambanani’s all-in sustaining costs are less than US$800/oz, and it is currently our most proﬁtable mine. It is also the lowest cost underground gold mine with the highest recovered grade in South Africa.
Commissioning of the decline shaft and the provision of associated services are planned to be completed by November 2015, after which ore from the Bambanani shaft pillar extraction, currently being hoisted at East Shaft, will be hoisted via West Shaft.
Bambanani’s success in achieving its strategic plan for FY15 can be attributed to its continued mining ﬂexibility and management of ground and seismic risks. Management of these risks included additional pumping to prevent rising water in the sub-shaft, monitoring of seismicity of the shaft pillar and identifying any potential deformation of the vertical shaft before the commissioning of the decline shaft.
Gold production increased by 13% to 2 908kg (93 495oz) in FY15. This was primarily due to the achievement of square metres and grades. Recovered gold grades increased by 2% to 12.70g/t (0.370oz/t) while tonnes milled increased by 11% to 229 000t.
The increases in gold production and the average gold price received contributed to a 20% increase in revenue to R1 330 million
(8% increase to US$116 million).
Cash operating costs increased by 21% to R697 million (or 11% to US$61 million), mainly due to the increase in volumes mined and processed which resulted in higher electricity and labour costs.
Capital expenditure decreased by 12% to R110 million (a decrease of 21% to US$10 million) primarily due to a R34 million
(US$4 million) reduction in expenditure relating to the shaft pillar extraction project. Most of this was spent on the decline shaft.
Bambanani continued
Harmony in action

128  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Doornkop
FY15
FY14
FY13
Number of employees
– Permanent
2 977
2 836 3 238
– Contractors
493
736 842
Total
3 470
3 572 4 080
Operational
Volumes milled (000t) (metric)
603
737 1 008
(000t) (imperial)
665
812 1 112
Gold produced (kg)
2 663
2 603 3 631
(oz)
85 618
83 687 116 738
Gold sold (kg)
2 711
2 633 3 550
(oz)
87 160
84 653 114 135
Grade (g/t)
4.42
3.53 3.60
(oz/t)
0.129
0.103 0.105
Productivity (g/TEC)
68.47
63.57 87.71
Development results
Total metres (excl. capital metres)
8 919
8 322 12 501
Reef metres
1 701
1 475 1 625
Capital metres
0
0 0
Financial
Revenue (Rm)
1 220
1 126 1 615
(US$m)
107
109 183
Average gold price received (R/kg)
449 857
427 728 454 937
(US$/oz)
1 222
1 285 1 604
Cash operating cost (Rm)
1 071
1 095 1 077
(US$m)
94
106 122
Production proﬁt/(loss) (Rm)
128
28 573
(US$m)
12
3 65
Capital expenditure (Rm)
245
238 285
(US$m)
21
23 32
Cash operating cost (R/kg)
402 065
420 617 296 714
(US$/oz)
1 092
1 264 1 046
All-in sustaining cost (R/kg)
508 743
523 839 380 935
(US$/oz)
1 382
1 574 1 343
Safety
Number of fatalities
1
11 0
Lost-time injury frequency rate per million hours worked
7.14
9.06 5.30
Environment
Electricity consumption (GWh)
205
187 216
Water consumption – primary activities (ML)
733
1 010 760
Greenhouse gas emissions
(000t CO2e)
211
186 214
Intensity data per tonne treated
– energy
0.34
0.25 0.21
– water
1.26
1.37 0.75
– greenhouse gas emissions
0.35
0.25 0.21
Number of reportable environmental incidents
0
0 0
Community
Local economic development* (Rm)
37
25 7
Training and development (Rm)
35
23 17
* Included in the total for FY15 is an amount of R28 million that was capitalised as part of the hostel upgrades (FY14: R10 million)
OPERATIONAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  129
Other salient features
Status of operation
Recently completed its restructuring process. Mining takes place on the
South Reef at this single-shaft operation.
Life of mine 15 years
Hoisting capacity (per month) 91 480 tonnes ( 100 839 tons)
Compliance and certiﬁcation
New order mining right – October 2008
ISO 14001
ISO 9001
OHSAS 18001
Mineral reserves as at 30 June 2015
Proved reserves
Probable reserves
Total mineral reserves
Reserves (metric)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
1.3 5.00 7 3.8 5.22 20 5.1 5.16 26
Reserves (imperial)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
1.4 0.146 211 4.2 0.152 636 5.6 0.151 847
Doornkop, a single-shaft operation, is located in the province of Gauteng of South Africa, approximately 30 kilometres west of
Johannesburg, on the northern rim of the Witwatersrand Basin. Mining is conducted at a depth of 1 978 metres. The operation focuses on narrow-reef conventional mining of the South Reef. The ore from the operation is processed at the Doornkop plant.
Doornkop’s performance was inﬂuenced by ever increasing operational costs, unplanned events (the ﬁre and fatal accidents) and low productivity levels. Key challenges, which are receiving management’s attention, include the complex geology which necessitates frequent changes to mine layouts, logistical bottlenecks in the horizontal tramming section and the need to reduce costs signiﬁcantly to improve proﬁt margins.
As Doornkop continued to incur losses, restructuring at the mine became essential given the current gold price environment and the signiﬁcant capital investment required to sustain operations at this shaft. Consequently, in line with the Labour Relations Act,
66 of 1995, a Section 189A was issued at Doornkop in May 2015. Post year-end, the Section 189A process was concluded on
31 July 2015 with only 528 employees including contractors being affected, most of whom were transferred to vacant positions at other operations. The remaining 186 people chose to be re-skilled for redeployment into alternative positions within the company or accepted the voluntary severance packages offered to Doornkop employees.
Doornkop’s life of mine has been shortened to 15 years and emphasis has been placed on creating mining ﬂexibility, achieving stoping targets, reclaiming material from older areas to reduce the cost of consumables and using exploration drilling to improve the geological information available on and conﬁdence levels in the ore body. The new mining plan for Doornkop will focus on mining the higher-grade areas of the South Reef ore body on 192 and 197 levels.
Gold production increased by 2% to 2 663kg (85 618oz) in FY15. Recovered gold grades improved by 25% to 4.42g/t (0.129oz/t)
while tonnes milled fell by 18% to 603 000t. The decrease in tonnes milled was due to closure of the low-grade Kimberley Reef section during FY14. The increase in gold production, combined with the increase in the average rand gold price received, resulted in an 8% increase in revenue to R1 220 million (2% decrease to US$107 million).
Cash operating costs decreased by 2% to R1 071 million (decreased by 11% to US$94 million).
Capital expenditure increased by 3% to R245 million (decreased by 9% to US$21 million) and was spent mainly on on-going development.
Doornkop continued
Harmony in action

130  Harmony Gold Mining Company Limited Integrated Annual Report 2015
OPERATIONAL PERFORMANCE  CONTINUED
Joel
FY15
FY14
FY13
Number of employees
– Permanent
1 818
1 594
1 570
– Contractors
81
189
182
Total
1 899
1 783
1 752
Operational
Volumes milled
(000t) (metric)
551
548
611
(000t) (imperial)
607
604
674
Gold produced
(kg)
2 258
2 335
3 228
(oz)
72 596
75 072
103 782
Gold sold
(kg)
2 330
2 308
3 192
(oz)
74 911
74 204
102 625
Grade
(g/t)
4.10
4.26
5.28
(oz/t)
0.119
0.124
0.154
Productivity
(g/TEC)
115.65
125.78
173.77
Development results
Total metres
3 200
2 881
3 303
Reef metres
1 037
1 079
947
Capital metres
338
993
1 271
Financial
Revenue
(Rm)
1 046
995
1 452
(US$m)
91
96
165
Average gold price received
(R/kg)
449 026
430 929
454 880
(US$/oz)
1 220
1 295
1 604
Cash operating cost
(Rm)
755
688
667
(US$m)
66
66
76
Production proﬁt/(loss)
(Rm)
276
327
798
(US$m)
24
32
90
Capital expenditure
(Rm)
182
145
160
(US$m)
16
14
18
Cash operating cost
(R/kg)
334 168
294 493
206 737
(US$/oz)
908
885
729
All-in sustaining cost
(R/kg)
390 417
338 957
252 342
(US$/oz)
1 061
1 019
890
Safety
Number of fatalities
0
2
2
Lost-time injury frequency rate per million hours worked
3.72
3.25
2.42
Environment
Electricity consumption
(GWh)
101
103
105
Water consumption – primary activities
(ML)
671
498
654
Greenhouse gas emissions
(000t CO2e)
104
102
104
Intensity data per tonne treated
– energy
0.18
0.19
0.17
– water
1.22
0.91
1.07
– greenhouse gas emissions
0.19
0.19
0.17
Number of reportable environmental incidents
0
0
0
Community
Local economic development
(Rm)
3
3
7
Training and development
(Rm)
15
11
8

Harmony Gold Mining Company Limited Integrated Annual Report 2015  131
Joel continued
Other salient features
Status of operation Twin-shaft operation – technically challenging
Life of mine 11 years
Hoisting capacity (per month) 47 174 tonnes (52 000 tons)
Compliance and certiﬁcation New order mining right – December 2007
ISO 14001
ISO 9001
OHSAS 18001
Mineral reserves as at 30 June 2015
Proved reserves
Probable reserves
Total mineral reserves
Reserves (metric)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
2.0 5.32 11 3.7 5.20 19 5.7 5.24 30
Reserves (imperial)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
2.2 0.155 347 4.1 0.152 621 6.3 0.153 968
Joel is located in the Free State Province and about 292 kilometres from Johannesburg, on the southern edge of the Witwatersrand
Basin. The mine comprises two shafts, the North and South shafts. The primary economical reef horizon at Joel is a narrow tabular
Beatrix Reef deposit which is accessed via conventional grid development. Mining is conducted at a depth of 1 452 metres. The ore is processed at the Joel plant.
Joel’s focus is on maintaining mining grades.
Managing the shaft and project schedules is critical for Joel, given its limited shaft ﬂexibility. The 137 decline project began in
October 2014 and the focus currently is to ﬁnalise the project in the next two years. First production from this area is expected in
July 2017. Joel’s future operating life depends on successful completion of the decline shaft system.
High levels of capital expenditure on the decline shaft project will result in low proﬁt margins over the next two years.
Management is addressing potential risks to achieving the production plan, such as expected grade variations, water and gas intersections in the decline shaft barrels and managing the limited hoisting capacity of the North shaft.
Gold production decreased by 3% to 2 258kg (72 596oz) in FY15. Recovered gold grades declined by 4% to 4.10g/t (0.119oz/t)
while tonnes milled increased by 1% to 551 000t. The decrease in gold production, offset by the increase in the average rand gold price received, resulted in a 5% increase in revenue to R1 046 million (5% decrease to US$91 million).
Cash operating costs increased by 10% to R755 million (unchanged at US$66 million) due to a 9% increase in volumes mined and higher electricity and labour costs.
Capital expenditure increased by 26% to R182 million (increased 14% to US$16 million) primarily due to 137 decline and on-
going development.
Harmony in action

132  Harmony Gold Mining Company Limited Integrated Annual Report 2015
OPERATIONAL PERFORMANCE  CONTINUED
Kusasalethu
FY15
FY14
FY13
Number of employees
– Permanent
3 898
5 139 5 023
– Contractors
1 020
1 302 909
Total
4 918
6 441 5 932
Operational
Volumes milled (000t) (metric)
908
1 143 711
(000t) (imperial)
1 001
1 260 784
Gold produced (kg)
3 953
4 694 2 740
(oz)
127 092
150 916 88 093
Gold sold (kg)
4 297
4 531 2 698
(oz)
138 151
145 673 86 742
Grade (g/t)
4.35
4.11 3.85
(oz/t)
0.127
0.120 0.112
Productivity (g/TEC)
65.59
73.60 42.86
Development results
Total metres
13 777
15 077 9 361
Reef metres
2436
3 107 1 487
Capital metres
59
– –
Financial
Revenue (Rm)
1 939
1 959 1 213
(US$m)
169
189 137
Average gold price received (R/kg)
451 211
432 358 449 531
(US$/oz)
1 226
1 299 1 585
Cash operating cost (Rm)
1 866
1 830 1 516
(US$m)
163
177 172
Production proﬁt/(loss) (Rm)
(57)
206 (271)
(US$m)
(5)
20 (31)
Capital expenditure (Rm)
463
509 420
(US$m)
40
49 48
Cash operating cost (R/kg)
472 112
389 762 553 358
(US$/oz)
1 283
1 171 1 951
All-in sustaining cost (R/kg)
594 399
522 347 742 033
(US$/oz)
1 615
1 570 2 616
Safety
Number of fatalities
1
3 2
Lost-time injury frequency rate per million hours worked
25.80
9.56 4.25
Environment
Electricity consumption (GWh)
682
664 580
Water consumption – primary activities (ML)
1 342
1 418 2 591
Greenhouse gas emissions
(000t CO2e)
702
660 574
Intensity data per tonne treated
– energy
0.75
0.58 0.82
– water
1.48
1.23 3.64
– greenhouse gas emissions
0.77
0.58 0.81
Number of reportable environmental incidents
1
2 2
Community
Local economic development* (Rm)
30
65 21
Training and development (Rm)
50
37 35
* Included in the total for FY15 is an amount of R18 million that was capitalised as part of the hostel upgrades (FY14: R52 million)

Harmony Gold Mining Company Limited Integrated Annual Report 2015  133
Other salient features
Status of operation Minimising costs and increasing volumes are a priority
Life of mine 25 years
Hoisting capacity (per month) 200 000 tonnes (220 460 tons)
Compliance and certiﬁcation New order mining right – December 2007
ISO 14001
ISO 9001
Cyanide Code
Mineral reserves as at 30 June 2015
Proved reserves
Probable reserves
Total mineral reserves
Reserves (metric)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
6.5 6.83 44 20.1 5.97 120 26.6 6.18 164
Reserves (imperial)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
7.1 0.199 1 419 22.2 0.174 3 856 29.3 0.180 5 274
Kusasalethu is located about 90 kilometres from Johannesburg, near the provincial border of Gauteng and North West Province.
Kusasalethu is situated in the West Witwatersrand Basin and mines the Ventersdorp Contact Reef as its main ore body. The mine comprises twin vertical and twin sub-vertical shaft systems and uses conventional mining methods in a sequential grid layout. Mining is conducted at a depth of 3 388 metres, making it Harmony’s deepest mine. Ore mined is treated at the Kusasalethu plant.
Kusasalethu operations were hampered by safety stoppages, underground ﬁres and illegal mining activities during FY15. In November
2014, Kusasalethu was closed for a two-week period during which time we removed all illegal miners and enhanced all our security and access control measures at the mine.
Despite our best efforts – which included establishing a new management team and involving external advisors – the mine has been making losses since December 2012. To restore Kusasalethu to proﬁtability, restructuring of the mine began in December 2014 with the issuing of a section 189A notice in terms of the Labour Relations Act, 66 of 1995. This process, which was concluded in
February 2015, impacted 1 271 employees. Kusasalethu’s new mine plan is based on the mining of lower volumes at higher grades at a reduced cost. As a result, the old mining areas on levels 78 to 95 have been abandoned.
Investments to improve the plant have been made and include enhanced measures to prevent gold theft. Most of the infrastructure issues experienced in FY14 have been resolved. The mine’s ageing infrastructure will continue to require attention and further investment is required to ensure that we meet our production target for FY16. Availability and ﬂexibility of mining panels will be vital to the success of this mine.
A proﬁtable turnaround at Kusasalethu is expected in FY16. Plans to achieve the turnaround include achieving the planned production by increasing the grades we mine from 1 270 cm grams/tonne in FY15 to a targeted 1 450 cm grams/tonne in FY16, splitting reef and waste tonnes, and completing the ventilation and cooling improvement project.
Challenges include maintaining efﬁciencies at the metallurgical plant, eliminating illegal mining and gold theft, and producing sufﬁcient backﬁll at the plant for operational support.
Gold production decreased by 16% to 3 953kg (127 092oz) in FY15. This was primarily due to the reduction in tonnes milled.
Recovered gold grades increased by 6% to 4.35g/t (0.127oz/t) while tonnes milled fell by 21% to 908 000t. The decrease in gold production, partially offset by the increase in the average rand gold price received, resulted in 1% decrease in revenue to
R1 939 million (11% decrease to US$169 million).
Cash operating costs increased by 2% to R1 866 million (8% decrease to US$163 million).
Capital expenditure decreased by 9% to R463 million (18% decrease to US$40 million), mainly due to reduced shaft capital expenditure. Capital was spent mainly on on-going development.
Kusasalethu continued
Harmony in action

134  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Masimong
FY15
FY14
FY13
Number of employees
– Permanent
2 470
2 868 3 098
– Contractors
99
118 233
Total
2 569
2 986 3 331
Operational
Volumes milled (000t) (metric)
670
670 868
(000t) (imperial)
739
739 958
Gold produced (kg)
2 463
2 718 3 616
(oz)
79 187
87 385 116 256
Gold sold (kg)
2 491
2 708 3 598
(oz)
80 087
87 064 115 679
Grade (g/t)
3.68
4.06 4.17
(oz/t)
0.107
0.118 0.121
Productivity (g/TEC)
75.27
78.00 99.88
Development results
Total metres
9 855
10 079 10 600
Reef metres
2 376
1 547 1 574
Financial
Revenue (Rm)
1 118
1 171 1 640
(US$m)
98
113 186
Average gold price received (R/kg)
448 867
432 416 455 782
(US$/oz)
1 220
1 299 1 607
Cash operating cost (Rm)
979
978 985
(US$m)
86
95 112
Production proﬁt/(loss) (Rm)
126
188 665
(US$m)
11
18 76
Capital expenditure (Rm)
166
168 171
(US$m)
15
16 19
Cash operating cost (R/kg)
397 380
360 006 272 403
(US$/oz)
1 080
1 082 960
All-in sustaining cost (R/kg)
486 861
450 210 346 557
(US$/oz)
1 323
1 353 1 222
Safety
Number of fatalities
1
2 1
Lost-time injury frequency rate per million hours worked
12.09
15.80 7.31
Environment
Electricity consumption (GWh)
184
196 208
Water consumption – primary activities (ML)
859
874 891
Greenhouse gas emissions
(000t CO2e)
190
195 206
Intensity data per tonne treated
– energy
0.28
0.29 0.24
– water
1.28
1.30 1.03
– greenhouse gas emissions
0.29
0.29 0.23
Number of reportable environmental incidents
0
0 0
Community
Local economic development* (Rm)
6
17 15
Training and development (Rm)
25
20 13
* Included in the total for FY15 is an amount of R0 million that was capitalised as part of the hostel upgrades (FY14: R11 million)
OPERATIONAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  135
Other salient features
Status of operation Mature, single shaft operation nearing the end of its life of mine.
Life of mine 3 years
Hoisting capacity (per month) 108 863 tonnes (120 000 tons)
Compliance and certiﬁcation New order mining right – December 2007
ISO 14001
ISO 9001
OHSAS 18001
Mineral reserves as at 30 June 2015
Proved reserves
Probable reserves
Total mineral reserves
Reserves (metric)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
1.7 3.87 7 0.2 3.66 1 1.9 3.85 7
Reserves (imperial)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
1.9 0.113 212 0.2 0.107 23 2.1 0.112 235
Masimong is located in the Free State Province, near the city of Welkom and about 260 kilometres from Johannesburg. The Masimong complex comprises an operating shaft (5 shaft), and a second shaft (4 shaft), which, although closed for mining, is used for ventilation, pumping and as a second outlet. Masimong exploits the Basal Reef and the B Reef. Mining is conducted at a depth of
2 050 metres. Ore mined is processed at the Harmony One plant.
In line with our strategy, we restructured Masimong to improve its proﬁtability during FY15 by scaling down ore body development in an effort to reduce costs and increase margins. The restructuring process was completed in June 2015 and the expected life of mine has been shortened to three years.
Factors which will contribute to Masimong’s success include quality mining practices and achieving targeted volumes, improved safety performance leading to fewer stoppages, preventing access by illegal miners and being cost efﬁcient.
Essential to the success of this restructuring will be to secure the workforce’s commitment towards the end of the life of the mine, while operating the mine at a low proﬁt margin.
Gold production decreased by 9% to 2 463kg (79 187oz) in FY15, mainly due to the lower grades mined, a result of the lower grade yielded by the B Reef than in previous years. A fatality in January 2015 and two underground ﬁres also affected production.
Recovered gold grades decreased by 9% to 3.68g/t (0.107oz/t) while tonnes milled remained unchanged at 670 000t. The decrease in gold production and increase in average gold price received resulted in a 5% decrease in revenue to R1 118 million (13% decrease to US$98 million).
Cash operating costs remained almost unchanged at R979 million (9% decrease to US$86 million).
Capital expenditure decreased by 1% to R166 million (decreased by 6% to US$15 million). Capital was spent mainly on on-
going development.
Masimong continued
Harmony in action

136  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Phakisa
FY15
FY14
FY13
Number of employees
– Permanent
3 344
3 460 3 708
– Contractors
392
325 332
Total
3 736
3 785 4 040
Operational
Volumes milled (000t) (metric)
611
577 512
(000t) (imperial)
674
636 565
Gold produced (kg)
3 118
2 976 2 434
(oz)
100 246
95 680 78 255
Gold sold (kg)
3 156
2 963 2 423
(oz)
101 468
95 263 77 902
Grade (g/t)
5.10
5.16 4.75
(oz/t)
0.149
0.150 0.139
Productivity (g/TEC)
76.99
70.72 53.87
Development results
Total metres
12 138
11 298 10 684
Reef metres
1 749
1 364 1 191
Capital metres
162
101 184
Financial
Revenue (Rm)
1 420
1 284 1 103
(US$m)
124
124 125
Average gold price received (R/kg)
449 969
433 199 455 063
(US$/oz)
1 223
1 302 1 604
Cash operating cost (Rm)
1 166
1 068 986
(US$m)
102
103 112
Production proﬁt/(loss) (Rm)
239
223 121
(US$m)
21
21 14
Capital expenditure (Rm)
403
360 337
(US$m)
35
35 38
Cash operating cost (R/kg)
373 876
358 995 405 077
(US$/oz)
1 016
1 079 1 428
All-in sustaining cost (R/kg)
501 996
486 710 549 340
(US$/oz)
1 364
1 463 1 937
Safety
Number of fatalities
0
1 1
Lost-time injury frequency rate per million hours worked
8.76
7.73 8.80
Environment
Electricity consumption (GWh)
143
126 113
Water consumption – primary activities (ML)
1 155
1 090 880
Greenhouse gas emissions
(000t CO2e)
147
125 112
Intensity data per tonne treated
– energy
0.23
0.22 0.22
– water
1.89
1.89 1.72
– greenhouse gas emissions
0.24
0.22 0.22
Number of reportable environmental incidents
0
0 0
Community
Local economic development* (Rm)
12
11 8
Training and development (Rm)
32
30 26
* Included in the total for FY15 is an amount of R3 million that was capitalised as part of the hostel upgrades (FY14: R4 million)
OPERATIONAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  137
Other salient features
Status of operation
Production ramp up continues
Life of mine
11 years
Hoisting capacity (per month)
103 000 tonnes (113 537 imperial tons)
Compliance and certiﬁcation
New order mining right – December 2007
ISO 14001
ISO 9001
OHSAS 18001
Mineral reserves as at 30 June 2015
Proved reserves
Probable reserves
Total mineral reserves
Reserves (metric)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
6.1
6.61
40
2.1
7.49
16
8.2
6.83
56
Reserves (imperial)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
6.7
0.193
1 294
2.3
0.218
499
9.0
0.199
1 792
Phakisa is located in the Free State Province, some 252 kilometres from Johannesburg. The mine has two shafts, the main Phakisa shaft and the Nyala shaft. The latter is used to hoist rock and serves as a second escape route. Phakisa exploits the Basal Reef. Mining is conducted at a depth of 2 426 metres. Ore mined is processed at the Harmony One plant.
Phakisa achieved planned development metres during FY15, which will ensure future mining ﬂexibility. Build-up of production will continue and the focus will be on achieving planned mine call factor and stoping width targets.
Risks receiving management’s focus include the sourcing and training of additional labour in time for the production build up, managing logistical challenges including the single-man winder arrangement, the Koepe rock winder and the rail-veyorTM ore-handling system.
Gold production increased by 5% to 3 118kg (100 246oz) in FY15. This was primarily due to an increase in volumes mined, in line with the planned build-up. Recovered gold grades decreased by 1% to 5.10g/t (0.149oz/t) while tonnes milled increased by
6% to 611 000t. The increases in gold production and the average gold price received resulted in an 11% increase in revenue to
R1 420 million (unchanged at US$124 million).
Cash operating costs increased by 9% to R1 166 million (decrease by 1% to US$102 million).
Capital expenditure increased by 12% to R403 million (unchanged at US$35 million), primarily due to the higher rate of on-going development during the year.
Phakisa continued
Harmony in action

138  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Target 1
FY15
FY14
FY13
Number of employees
– Permanent
1 683
1 624
1 629
– Contractors
266
270
250
Total
1 949
1 894
1 879
Operational
Volumes milled
(000t) (metric)
749
771
717
(000t) (imperial)
826
851
790
Gold produced
(kg)
3 824
4 493
3 967
(oz)
122 944
144 453
127 542
Gold sold
(kg)
3 868
4 508
3 925
(oz)
124 358
144 936
126 191
Grade
(g/t)
5.11
5.83
5.53
(oz/t)
0.149
0.170
0.161
Productivity
(g/TEC)
172.25
206.06
184.79
Development results
Total metres
4 174
4 292
3 732
Reef metres
290
436
691
Capital metres
0
0
490
Financial
Revenue
(Rm)
1 738
1 948
1 794
(US$m)
152
188
203
Average gold price received
(R/kg)
449 319
432 031
457 149
(US$/oz)
1 221
1 298
1 612
Cash operating cost
(Rm)
1 178
1 049
947
(US$m)
103
101
107
Production proﬁt/(loss)
(Rm)
547
897
857
(US$m)
48
87
97
Capital expenditure
(Rm)
296
289
331
(US$m)
26
28
38
Cash operating cost
(R/kg)
308 156
233 487
238 840
(US$/oz)
837
702
842
All-in sustaining cost
(R/kg)
399 642
312 436
338 405
(US$/oz)
1 086
939
1 193
Safety
Number of fatalities
0
0
0
Lost-time injury frequency rate per million hours worked
4.51
1.30
3.66
Environment
Electricity consumption
(GWh)
242
242
243
Water consumption – primary activities
(ML)
808
790
759
Greenhouse gas emissions
(000t CO2e)
249
251
240
Intensity data per tonne treated
– energy
0.32
0.31
0.33
– water
1.22
1.02
1.06
– greenhouse gas emissions
0.33
0.31
0.33
Number of reportable environmental incidents
0
0
0
Community
Local economic development
(Rm)
4
4
6
Training and development
(Rm)
30
20
19
OPERATIONAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  139
Other salient features
Status of operation Single, cost efﬁcient shaft operation.
Life of mine 10 years
Hoisting capacity (per month) 89 994 tonnes (99 200 tons)
Compliance and certiﬁcation New order mining right – December 2007
ISO 14001
ISO 9001
OHSAS 18001
Mineral reserves as at 30 June 2015
Proved reserves
Probable reserves
Total mineral reserves
Reserves (metric)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
3.2 5.45 17 3.8 5.16 19 7.0 5.29 37
Reserves (imperial)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
3.5 0.159 562 4.2 0.150 625 7.7 0.154 1 187
Target 1 is located in the Free State Province, some 270 kilometres southwest of Johannesburg. Mining operations at Target 1 comprise one primary underground mine, with a depth of approximately 2 945 metres. While most of the ore extracted comes from mechanised mining (massive mining techniques), conventional stoping is still employed primarily to de-stress areas ahead of mechanised mining. Ore mined is processed at the Target plant.
The gold mineralisation currently exploited at Target 1 is contained within a succession of Elsburg and Dreyerskuil quartz pebble conglomerate reefs.
Target 1 manages its risks by focusing on trackless development to ensure the timeous availability of massive stopes and to prevent excessive dilution from waste and backﬁll in the pillar areas which could impact negatively on the delivered grade. Future success will depend on the availability of trackless mining equipment and performance regarding volumes and grade from the deeper
Block 3 extension of the mine.
Gold production decreased by 15% to 3 824kg (122 944oz) in FY15, due primarily to the normalisation of the excessively high grades mined from both the massives (pillars) and from the high-grade narrow reef intersections mined during FY14. As a result, the recovered gold grade declined by 12% to 5.11g/t (0.149oz/t) and tonnes milled by 3% to 749 000t. The decrease in gold production was offset by an increase in the average gold price received, resulting in an 11% decrease in revenue to R1 738 million
(19% decrease to US$152 million).
Cash operating costs rose by 12% to R1 178 million (2% increase to US$103 million) owing to a 21% increase in the cost of consumables.
Capital expenditure, which increased by 2% to R296 million (decrease of 7% to US$26 million), was spent mainly on on-going development.
Target 1 continued
Harmony in action

140  Gold Mining Company Limited Integrated Annual Report 2015
Tshepong
FY15
FY14
FY13
Number of employees
– Permanent
4 218
4 132 4 758
– Contractors
210
216 258
Total
4 428
4 348 5 016
Operational
Volumes milled (000t) (metric)
992
947 1 040
(000t) (imperial)
1 095
1 044 1 147
Gold produced (kg)
4 278
4 223 4 154
(oz)
137 540
135 772 133 554
Gold sold (kg)
4 337
4 204 4 135
(oz)
139 437
135 161 132 944
Grade (g/t)
4.31
4.46 3.99
(oz/t)
0.126
0.130 0.116
Productivity (g/TEC)
86.05
84.33 72.80
Development results
Total metres
13 053
12 762 13 125
Reef metres
1 822
2 209 2 541
Capital metres
0
79 352
Financial
Revenue (Rm)
1 948
1 822 1 887
(US$m)
170
176 214
Average gold price received (R/kg)
449 211
433 425 456 294
(US$/oz)
1 221
1 302 1 609
Cash operating cost (Rm)
1 588
1 379 1 429
(US$m)
139
133 162
Production proﬁt/(loss) (Rm)
337
457 460
(US$m)
29
44 52
Capital expenditure (Rm)
313
301 310
(US$m)
27
29 35
Cash operating cost (R/kg)
371 149
326 498 343 895
(US$/oz)
1 008
981 1 212
All-in sustaining cost (R/kg)
460 844
415 061 441 108
(US$/oz)
1 252
1 247 1 555
Safety
Number of fatalities
1
2 1
Lost-time injury frequency rate per million hours worked
5.72
8.33 8.67
Environment
Electricity consumption (GWh)
307
301 310
Water consumption – primary activities (ML)
1 110
1 090 1 088
Greenhouse gas emissions
(000t CO2e)
316
299 307
Intensity data per tonne treated
– energy
0.31
0.32 0.30
– water
1.12
1.15 1.05
– greenhouse gas emissions
0.32
0.32 0.30
Number of reportable environmental incidents
0
1 1
Community
Local economic development* (Rm)
33
30 9
Training and development (Rm)
33
24 23
* Included in the total for FY15 is an amount of R24 million that was capitalised as part of the hostel upgrades (FY14: R22 million)
OPERATIONAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  141
Other salient features
Status of operation
Steady state operation: development continues
Life of mine
20 years
Hoisting capacity (per month)
214 000 tonnes (235 892 tons)
Compliance and certiﬁcation
New order mining right – December 2007
ISO 14001
ISO 9001
Mineral reserves as at 30 June 2015
Proved reserves
Probable reserves
Total mineral reserves
Reserves (metric)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
18.4 5.58 102 3.3 4.50 15 21.6 5.42 117
Reserves (imperial)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
20.2 0.163 3 294 3.6 0.131 474 23.8 0.158 3 768
Tshepong is located in the Free State Province, near Welkom, about 248 kilometres from Johannesburg. Mining is conducted at a depth of 2 349 metres. The mine uses conventional undercut mining in the Basal Reef while the B Reef is exploited as a high grade secondary reef. Ore mined is processed at the Harmony One plant.
Success at Tshepong will be ensured by the continued improvement in safety performance, the timely equipping of panels to maintain mining ﬂexibility and the build-up in production from the sub-66 decline which is driving the improvement in grade.
Challenges receiving management’s attention are: to consistently achieve the increased square metre proﬁle and to manage the geologically complex (excessive fault and dyke intrusions) decline area.
Gold production increased by 1% to 4 278kg (137 540oz) in FY15, due primarily to an increase in volumes extracted. Recovered gold grade decreased by 3% to 4.31g/t (0.126 oz/t) while tonnes milled rose by 5% to 992 000t. The increase in gold production and the average gold price received, in rand terms, resulted in 7% increase in revenue to R1 948 million (3% decrease to US$170 million).
Cash operating costs increased by 15% to R1 588 million (increased 5% to US$139 million).
Capital expenditure increased by 4% to R313 million (decreased 7% to US$27 million). Capital was mainly spent on on-going development.
Tshepong continued
Harmony in action
Brieﬁng at Tshepong underground

142  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Unisel
FY15
FY14
FY13
Number of employees
– Permanent
1 809
1 809 1 845
– Contractors
114
148 143
Total
1 923
1 957 1 988
Operational
Volumes milled (000t) (metric)
417
408 446
(000t) (imperial)
460
450 492
Gold produced (kg)
1 695
1 838 1 813
(oz)
54 495
59 093 58 289
Gold sold (kg)
1 715
1 834 1 804
(oz)
55 138
58 964 58 000
Grade (g/t)
4.06
4.50 4.07
(oz/t)
0.118
0.131 0.118
Productivity (g/TEC)
77.82
85.33 82.24
Development results
Total metres
5 177
5 641 6 380
Reef metres
2 816
3 462 3 514
Financial
Revenue (Rm)
770
792 825
(US$m)
67
77 93
Average gold price received (R/kg)
449 082
432 072 457 160
(US$/oz)
1 220
1 298 1 612
Cash operating cost (Rm)
674
600 571
(US$m)
59
58 65
Production proﬁt/(loss) (Rm)
88
192 258
(US$m)
7
19 29
Capital expenditure (Rm)
99
85 78
(US$m)
9
8 9
Cash operating cost (R/kg)
397 615
326 466 315 136
(US$/oz)
1 080
981 1 111
All-in sustaining cost (R/kg)
477 013
397 993 388 617
(US$/oz)
1 296
1 196 1 370
Safety
Number of fatalities
1
0 1
Lost-time injury frequency rate per million hours worked
8.74
11.66 12.27
Environment
Electricity consumption (GWh)
109
110 111
Water consumption – primary activities (ML)
519
711 1 431
Greenhouse gas emissions
(000t CO2e)
112
109 110
Intensity data per tonne treated
– energy
0.26
0.27 0.25
– water
1.25
1.74 3.21
– greenhouse gas emissions
0.27
0.27 0.25
Number of reportable environmental incidents
0
0 0
Community
Local economic development* (Rm)
19
12 16
Training and development (Rm)
21
15 13
* Included in the total for FY15 is an amount of R15 million that was capitalised as part of the hostel upgrades (FY14: R8 million)
OPERATIONAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  143
Other salient features
Status of operation Approaching end of life of mine.
Life of mine 5 years
Hoisting capacity (per month) 60 000 tonnes (66 138 tons)
Compliance and certiﬁcation New order mining right – December 2007
ISO 9001
Mineral reserves as at 30 June 2015
Proved reserves
Probable reserves
Total mineral reserves
Reserves (metric)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
1.8 4.55 8 0.8 4.33 3 2.6 4.48 12
Reserves (imperial)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
2.0 0.133 268 0.9 0.126 111 2.9 0.131 380
Unisel is located in the Free State Province, near Virginia and about 271 kilometres from Johannesburg. Mining is conducted at a depth of 2 153 metres below surface. Conventional scattered mining and pillar reclamation takes place to access the Basal, Leader and, to a lesser extent, the Middle reefs. Ore mined is processed at Harmony One plant.
Unisel is nearing the end of its operating life, but has been a good performer despite being Harmony’s oldest operating mine.
An emphasis on clean mining practices and the mining of high-grade panels contributed to improved grade recoveries and an increase in production year on year.
Successes are attributable to the improved safety performance with fewer stoppages and the achievement of planned volumes mined, especially in the high-grade areas.
Risks receiving management attention include the ageing shaft infrastructure and equipment and maintenance of a small profit margin.
Gold production decreased by 8% to 1 695kg (54 495oz) in FY15, due primarily to the late start-up after the December 2014 break and the halt to production following a fatality in April 2015. The recovered gold grade declined by 10% to 4.06g/t (0.118oz/t) while tonnes milled increased by 2% to 417 000t. The decrease in gold production was partially offset by an increase in the average rand gold price received, which resulted in a 3% decrease in revenue to R770 million (13% decrease to US$67 million).
Cash operating costs increased by 12% to R674 million (increased by 2% to US$59 million).
Capital expenditure increased by 16% to R99 million (increased by 13% to US$9 million), due primarily to greater expenditure on maintenance and hostel upgrades. Capital was mainly spent on on-going development.
Unisel continued
Harmony in action

144  Harmony Gold Mining Company Limited Integrated Annual Report 2015
SOUTH AFRICA – SURFACE OPERATIONS
Surface dumps
FY15
FY14
FY13
Number of employees
– Permanent
10
13
39
– Contractors
174
129
240
Total
184
142
279
Operational
Volumes milled
(000t) (metric)
2 701
2 897
3 326
(000t) (imperial)
2 978
3 196
3 668
Gold produced
(kg)
862
903
1 279
(oz)
27 713
29 032
41 121
Grade
(g/t)
0.32
0.31
0.38
(oz/t)
0.009
0.009
0.011
Financial
Revenue
(Rm)
389
386
579
(US$m)
34
37
66
Average gold price received
(R/kg)
450 420
431 172
452 899
(US$/oz)
1 224
1 296
1 597
Cash operating cost
(Rm)
330
328
432
(US$m)
29
32
49
Production proﬁt/(loss)
(Rm)
58
62
152
(US$m)
5
6
17
Capital expenditure
(Rm)
6
9
15
(US$m)
1
1
2
Cash operating cost
(R/kg)
382 959
363 568
337 428
(US$/oz)
1 041
1 092
1 190
All-in sustaining cost
(R/kg)
403 906
383 701
365 401
(US$/oz)
1 097
1 153
1 288
Safety
Number of fatalities
0
0
0
Lost-time injury frequency rate per million hours worked
2.48
0.83
0.71
Environment
Electricity consumption
(GWh)
64
68
68
Water consumption – primary activities
(ML)
480
816
763
Greenhouse gas emissions
(000t CO2e)
66
67
67
Intensity data per tonne treated
– energy
0.02
0.23
0.20
– water
0.18
0.28
0.23
– greenhouse gas emissions
0.02
0.23
0.23
Number of reportable environmental incidents
0
0
0
Community
Local economic development
(Rm)
0
0
1
OPERATIONAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  145
Other salient features
Status of operation The operational plans are for a proﬁtable FY16
Life of mine 1 year
Compliance and certiﬁcation Certiﬁcation depends on future of these operations
ISO 9001
Mineral reserves as at 30 June 2015
Proved reserves
Probable reserves
Total mineral reserves
Reserves (metric)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
– – – 3.9 0.51 2 3.9 0.51 2
Reserves (imperial)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
– – – 4.3 0.015 65 4.3 0.015 65
Production from the processing of surface rock dumps situated in the Free State province in South Africa depends entirely on the availability of spare mill capacity at the Harmony One and Target plants, which in turn depends on the availability of underground ore delivered for milling. Central Plant treats only re-mined, redundant plant clean-up and rock dumps. Improved mine ore feeds throughout the year resulted in steadily lower gold production from the generally lower-grade dump material, and the surface operations remained proﬁtable.
Surface dumps continued
Harmony in action
Kalgold surface mining

146  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Phoenix (Tailings retreatment)
FY15
FY14
FY13
Number of employees
– Permanent
83
83
87
– Contractors
312
293
286
Total
395
376
373
Operational
Volumes milled
(000t) (metric)
6 245
6 073
5 358
(000t) (imperial)
6 887
6 697
5 908
Gold produced
(kg)
867
835
827
(oz)
27 875
26 846
26 588
Gold sold
(kg)
881
825
805
(oz)
28 324
26 524
25 882
Grade
(g/t)
0.14
0.14
0.15
(oz/t)
0.004
0.004
0.005
Productivity
(g/TEC)
185.73
201.11
220.89
Financial
Revenue
(Rm)
396
357
365
(US$m)
35
35
41
Average gold price received
(R/kg)
449 941
433 293
453 680
(US$/oz)
1 223
1 302
1 599
Cash operating cost
(Rm)
295
246
231
(US$m)
26
24
26
Production proﬁt/(loss)
(Rm)
97
117
140
(US$m)
8
11
16
Capital expenditure
(Rm)
4
2
156
(US$m)
–
–
18
Cash operating cost
(R/kg)
339 896
294 408
279 615
(US$/oz)
924
885
986
All-in sustaining cost
(R/kg)
344 319
294 615
284 911
(US$/oz)
936
885
1 005
Safety
Number of fatalities
0
0
0
Lost-time injury frequency rate per million hours worked
0.00
0.00
0.00
Environment
Electricity consumption
(GWh)
41
67.5
71
Water consumption – primary activities
(ML)
277
228
271
Greenhouse gas emissions
(000t CO2e)
42
67.1
70
Intensity data per tonne treated
– energy
0.007
0.011
0.013
– water
0.04
0.04
0.051
– greenhouse gas emissions
0.007
0.011
0.013
Number of reportable environmental incidents
0
0
0
OPERATIONAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  147
Other salient features
Status of operation Retreatment of tailings using spare processing capacity
Life of mine 15 years
Compliance and certiﬁcation New order mining right – December 2007
ISO 14001 certiﬁcation is under consideration – interim focus is on compliance
ISO 9001
Mineral reserves as at 30 June 2015
Proved reserves
Probable reserves
Total mineral reserves
Reserves (metric)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
86.6 0.28 25 – – – 86.6 0.28 25
Reserves (imperial)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
95.4 0.008 792 – – – 95.4 0.008 792
Phoenix is a tailings retreatment operation, situated in Virginia in the Free State Province that makes use of the Saaiplaas plant.
During FY13, Harmony ﬁnalised an empowerment agreement and transferred 30% of its shareholding in the Phoenix operations to black economic empowerment owners.
Operational success will be secured by maintaining plant efﬁciency and by reducing pump and pipe failures.
Grade variability and the theft of pipelines and electrical cable are the main risks being managed at Phoenix.
Gold production increased by 4% to 867kg (27 875oz) in FY15. This was due, ﬁrstly, to the additional tonnage processed with the toll treatment of material from the surface source clean-up at Central gold plant in the ﬁrst half of the ﬁnancial year and, secondly, due to the improvements in recovery from 42.1% to 45.6% of this material, as a result of additional grinding at Central gold plant.
Recovered gold grades remained unchanged at 0.14g/t (0.004oz/t). Tonnes milled increased by 3% to 6 245 000t. The increase in gold production and average rand gold price received resulted in an 11% increase in revenue to R396 million (unchanged at
US$35 million).
Year on year cash operating costs increased by 20% to R295 million (increased by 8% to US$26 million) due to the higher volumes of tonnes processed, the high rate of attrition on pumping equipment experienced at the re-mining pump stations, the surface source clean-up and toll treatment at Central plant.
Phoenix (Tailings retreatment) continued
Harmony in action
Phoenix tailings retreatment plant

148  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Kalgold
FY15
FY14
FY13
Number of employees
– Permanent
240
230
246
– Contractors
465
471
390
Total
705
701
636
Operational
Volumes milled
(000t) (metric)
1 472
1 472
1 398
(000t) (imperial)
1 623
1 623
1 542
Gold produced
(kg)
1 198
1 162
1 332
(oz)
38 517
37 358
42 825
Gold sold
(kg)
1 230
1 203
1 263
(oz)
39 545
38 677
40 607
Grade
(g/t)
0.81
0.79
0.95
(oz/t)
0.024
0.023
0.028
Productivity
(g/TEC)
183.86
185.15
202.19
Financial
Revenue
(Rm)
551
522
571
(US$m)
48
50
65
Average gold price received
(R/kg)
448 230
433 759
451 856
(US$/oz)
1 218
1 303
1 593
Cash operating cost
(Rm)
452
409
384
(US$m)
40
39
44
Production proﬁt/(loss)
(Rm)
88
103
215
(US$m)
8
10
24
Capital expenditure
(Rm)
41
33
52
(US$m)
4
3
6
Cash operating cost
(R/kg)
377 547
351 670
288 147
(US$/oz)
1 026
1 057
1 016
All-in sustaining cost
(R/kg)
427 005
397 889
329 652
(US$/oz)
1 160
1 196
1 162
Safety
Number of fatalities
0
0
0
Lost-time injury frequency rate per million hours worked
2.25
0.90
3.87
Environment
Electricity consumption
(GWh)
40
41
46
Water consumption – primary activities
(ML)
1 795
1 707
1 571
Greenhouse gas emissions
(000t CO2e)
41
41
46
Intensity data per tonne treated
– energy
0.03
0.03
0.033
– water
1.22
1.16
1.12
– greenhouse gas emissions
0.03
0.03
0.033
Number of reportable environmental incidents
1
0
0
Community
Local economic development
(Rm)
2
7
5
Training and development
(Rm)
4
4
3
OPERATIONAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  149
Other salient features
Status of operation Open-pit mining operation
Life of mine 14 years
Compliance and certiﬁcation New order mining right – August 2008
ISO 14001
ISO 9001
Mineral reserves as at 30 June 2015
Proved reserves
Probable reserves
Total mineral reserves
Reserves (metric)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
5.8 0.97 6 10.6 1.15 12 16.5 1.08 18
Reserves (imperial)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
6.4 0.028 182 11.7 0.033 393 18.2 0.032 574
Kalgold is an open-pit mine situated 55 kilometres southwest of Mahikeng in North West Province and located within the
Kraaipan Greenstone Belt. Mining takes place from the A Zone pit. Ore mined from the pit is processed at a carbon-in-leach plant located at Kalgold.
Success at Kalgold will be ensured by increased tonnes milled, based on the use of additional mobile crushing units to substitute low availability of the plant crusher section. The upgrade of the elution circuit and the replacement of the existing A and B mills, as well as improved safety, will ensure Kalgold’s proﬁtability. We will remain focused on managing the mining contract and its sub-contractors, and on commissioning of the in-pit tailings deposition project.
Risks managed at Kalgold include the prevention of plant intrusions and gold theft and the performance of blasting and hauling operations in the pit.
Gold production increased by 3% to 1 198kg (38 517oz) in FY15. This was due primarily to the improvement of 3% in the gold grade recovered to 0.81g/t (3% to 0.024oz/t). Tonnes milled remained unchanged at 1 472 000t. The higher gold production and average rand gold price received resulted in a 6% increase in revenue to R551 million (a 4% increase to US$48 million).
Cash operating costs rose by 11% to R452 million due to a 51% increase in consumable costs (3% increase to US$40 million).
Capital expenditure increased by 24% to R41 million (increased by 33% to US$4 million), due primarily to the replacement of the
A and B mills, the establishment of a storm water diversion trench, installation of infrastructure to enable the in-pit deposition of tailings and the elution plant upgrade project.
Kalgold continued
Harmony in action

150  Harmony Gold Mining Company Limited Integrated Annual Report 2015
PAPUA NEW GUINEA
Hidden Valley (50%)
FY15
FY14
FY13
Number of employees
– Permanent
1 289
1 213
1 107
– Contractors
868
767
996
Total
2 157
1 980
2 013
Operational
Volumes milled
(000t) (metric)
1 825
2 001
1 844
(000t) (imperial)
2 012
2 207
2 033
Gold produced
(kg)
2 943
3 292
2 644
(oz)
94 619
105 840
85 007
Gold sold
(kg)
3 003
3 307
2 622
(oz)
96 548
106 322
84 299
Grade
(g/t)
1.61
1.65
1.43
(oz/t)
0.047
0.048
0.042
Productivity
(g/TEC)
228
277
219
Financial
Revenue
(Rm)
1 346
1 434
1 189
(US$m)
118
138
135
Average gold price received
(R/kg)
448 322
433 488
453 482
(US$/oz)
1 218
1 303
1 599
Cash operating cost
(Rm)
1 153
1 086
1 150
(US$m)
101
105
130
Production proﬁt/(loss)
(Rm)
203
344
44
(US$m)
18
33
5
Capital expenditure
(Rm)
121
122
506
(US$m)
11
12
57
Cash operating cost
(R/kg)
391 774
329 943
434 796
(US$/oz)
1 065
991
1 533
All-in sustaining cost
(R/kg)
514 690
415 068
775 866
(US$/oz)
1 395
1 244
2 711
Safety
Number of fatalities
1
0
0
Lost-time injury frequency rate per million hours worked
4.20
0.00
0.19
Environment
Electricity consumption
(GWh)
48
42
40
Water consumption – primary activities
(ML)
722
768
699
Greenhouse gas emissions
(000t CO2e)
0
0
0
Intensity data per tonne treated
– energy
0.03
0.02
0.02
– water
0.39
0.38
0.38
– greenhouse gas emissions
0
0
0
Number of reportable environmental incidents
0
1
0
Community
Local economic development
(Rm)
0
5
14
Training and development
(Rm)
0
19
11
OPERATIONAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  151
Other salient features
Status of operation
Open-pit mining operation producing gold and silver. A joint venture with
Newcrest Mining Limited
Life of mine
3 – 6 years dependent on FY16 performance
Compliance and certiﬁcation Mining lease approved by Papua New Guinea authorities; Cyanide Code
Mineral reserves as at 30 June 2015
Proved reserves
Probable reserves
Total mineral reserves
Reserves (metric)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000kg)
1.4 1.11 2 12.0 1.79 22 13.4 1.72 23
Reserves (imperial)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
Tons
(Mt)
Grade
(oz/t)
Gold
(000oz)
1.5 0.032 50 13.3 0.052 693 14.8 0.050 743
The Hidden Valley mine is an open pit gold and silver mine, jointly owned and managed as part of the joint venture between
Harmony and Newcrest Mining Limited (50:50). The mine is situated in the highly prospective area of the Morobe Province in Papua
New Guinea, some 210 kilometres northwest of Port Moresby. The major gold and silver deposits of the Morobe goldﬁeld and
Hidden Valley are hosted in the Wau Graben. The Hidden Valley-Kaveroi and Hamata pits, located approximately 6 kilometres apart, are in operation. Ore mined is treated at the Hidden Valley processing plant.
Hidden Valley’s operational performance in FY15 was impacted by the failure of the overland conveyer and a safety stoppage as a result of a fatality at the mine.
Restructuring to improve performance is underway. The life of mine has been shortened to three to six years and will be assessed in an on-going manner.
Gold production declined by 11% to 2 943kg (94 619oz) in FY15. This was due primarily to safety stoppages following the fatality in December 2014, replacement of the semi-autogenous grinding mill liners in April 2015 and breakdowns in the overland conveyor.
Recovered gold grades decreased by 2% to 1.61g/t (2% to 0.047oz/t) while tonnes milled declined by 9% to 1 825 000t. The decrease in gold production was partially offset by an increase in the average rand gold price received, resulting in a 6% decrease in revenue to R1 346 million (14% to US$118 million).
Cash operating costs increased by 6% to R1 153 million (decreased by 4% to US$101 million). Cost reduction initiatives being pursued at the mine include revising the organisational structure. An operational improvement programme has also been launched, with a speciﬁc focus on mining and maintenance discipline.
Capital expenditure marginally decreased by 1% to R121 million (decreased by 8% to US$11 million).
Hidden Valley (50%) continued
Harmony in action

152  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Metallurgical plants
Harmony has eight metallurgical plants in South Africa and one metallurgical plant in Papua New Guinea. Ore extracted at our mines is crushed and milled and mostly treated by extracting the gold through a carbon-in-leach or carbon-in-pulp circuit process. The gold attached to the carbon is extracted into a solution using an elution process. This gold solution is then treated further to produce rough gold bars (doré) or cathode sludge.
Plant
Type of plant
Processing
capacity
(tonnes/
month)
Metric
Average
milled for
FY15
(tonnes/
month)
Metric
Processing
capacity
(tons/
month)
Imperial
Average
milled for
FY15
(tons/
month)
Imperial
Plant
recoveries
in FY15 (%)
South Africa
Doornkop plant
Conventional plant1, commissioned
in 1985
225 000
102 062
248 018
112 503
96.33
Harmony One plant
Conventional plant1, commissioned
in 1986. Zinc precipitation and
smelting to produce doré.
390 000
320 978
429 901
353 818
96.01
Joel plant
Conventional plant1, re-commissioned in 2009
80 000
45 912
88 160
50 595
95.33
Kalgold plant
Plant2
145 000
122 660
159 834
135 208
82
Kusasalethu plant
Plant1, commissioned in 1978,
elution plant commissioned in 2013
147 168
75 650
147 168
75 650
93.3
Target plant
Plant1commissioned in 2002
95 254
82 056
115 742
99 706
95.97
Saaiplaas plant
Commissioned in the late 1950s,
since converted to plant2
500 000
483 917
551 000
533 276
44.6
Harmony Central
plant
Hybrid technology1, 2 commissioned
in 1986
150 000
165 919
165 300
182 843
78.11
Papua New Guinea
Hidden Valley plant
Gold1 and Merrill Crowe (silver) circuit
plant, commissioned in 2009
366 557
303 933
404 060
335 029
Au=87
Ag=71
1
Carbon-in-pulp
2
Carbon-in-leach
All the gold production at our South African operations is sent for reﬁning to Rand Reﬁnery, which is owned by a consortium of the major gold producers in South Africa. Harmony holds a 10.38% stake in Rand Reﬁnery. Gold production from our Hidden Valley mine in Papua New Guinea is reﬁned in Australia at an independent reﬁner, The Perth Mint Australia.
OPERATIONAL PERFORMANCE  CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  153
WHY THIS IS MATERIAL TO HARMONY
Sustaining and growing production is key to our long-term strategy. Our current resources are ﬁnite and it is essential to have a project pipeline that balances early-stage and more immediate prospects so as to meet our future targets. In addition to production we need to diversify our resource base in order to mitigate our exposure to the counter-cyclical nature of the gold industry.
OUR APPROACH
Our exploration programme, like our operations, is focused in South Africa and Papua New Guinea. As we already have knowledge of the local geology, government, infrastructure and regulations of these countries, it makes sense to take advantage of this as we expand our project pipeline.
Our exploration strategy targets signiﬁcant prospective geological regions in these countries to discover large long-life gold and copper-gold ore bodies that will allow us to create value for years to come. An aim of this strategy is to create a balanced exploration portfolio that includes both brownﬁelds and greenﬁelds exploration. Brownﬁelds exploration allows us to maximise value from existing infrastructure by developing mineral resources that sustain our operations. Greenﬁelds exploration, on the other hand, allows us to create new opportunities in highly prospective under-explored mineral provinces and emerging gold districts.
We take a ﬂexible approach to potential exploration projects that include looking at joint ventures, acquisitions and other arrangements. However, all projects undergo a robust assessment to determine whether they meet our exploration standards.
The criteria include project- and country-related risk proﬁles, and minimum requirements on the potential size, production proﬁle and investment targets. In addition, we seek out exploration projects that align with our operational imperatives of prioritising safety, maximising in-ground expenditure and drill testing high-priority targets. In this way we can ensure that future projects, once operational, will enable us to meet our long-term strategic objectives.
KEY GEOLOGICAL FEATURES OF EXPLORATION AREAS
Papua New Guinea: The central belt of rocks that makes up the highland spine of Papua New Guinea formed as a result of subduction related interaction between the Paciﬁc plate (in the north), converging with the Australian plate (in the south).
Deposits typical of subduction-related arc settings include:
•
Epithermal gold deposits which form at shallow depths, relatively close to the earth’s surface, examples of which include
Hidden Valley, Hamata, Kerimenge, Wau and Waﬁ
•
Porphyry copper-gold systems which form at deeper levels in the crust associated with the emplacement of intrusive stocks and dykes. Porphyry systems are one of the largest sources of copper ore in the world, and can also contain signiﬁcant amounts of gold, molybdenum and silver as by-products. Golpu is a high grade porphyry copper-gold system
Harmony have advanced a number of gold and copper-gold prospects and are at various stages of exploration and evaluation across Harmony’s lease areas in Papua New Guinea. These include the Kili Teke prospect.
South Africa: All of our underground mines are in the Witwatersrand Supergroup. Most of these can be found in the south-
western corner of the Witwatersrand Basin or Free State goldﬁelds, which comprise sedimentary rocks that are deep and extend for hundreds of kilometres into the West Rand goldﬁelds and West Wits Basin. The Kraaipan Greenstone Belt can be found further north-west where we have an open pit operation.
ACTIONS IN 2015
In FY15, we spent R385million (US$34 million) (FY14: R460 million, US$45 million) in total on brownﬁelds and greenﬁelds exploration including amounts capitalised. Of this, 98% was spent in Papua New Guinea. The Harmony board approved the updated Golpu prefeasibility study in December 2014 and as a result started capitalising project and evaluation expenditure for the Golpu project
(R119 million (US$10 million) was capitalised in FY15). There was an overall net reduction in total exploration expenditure year on year, largely driven by the decline in the dollar gold price. The major portion of exploration spend in Papua New Guinea was directed at advancing the feasibility studies to turn the world-class Golpu copper-gold deposit to account. R86 million (US$7.5 million)
or 24% of the Papua New Guinea exploration programme was directed to greenﬁelds exploration which produced some highly signiﬁcant porphyry copper-gold intercepts at the Kili Teke prospect.
Harmony in action
PROJECTS AND
EXPLORATION

154  Harmony Gold Mining Company Limited Integrated Annual Report 2015
In the continued low gold price environment, coupled with increasing cost pressures, the key challenge remains to develop high margin reserve ounces to replace depletion. On this basis the key principles underpinning the FY15 exploration programme remained:
•
Reduced overall exploration spend
•
Advance the high-grade Golpu porphyry copper-gold deposit to feasibility study phase and underground access (advanced exploration activity)
•
Turnover and rationalisation of the tenement package to keep focus on the most prospective targets
In line with our core operating capability in the region, Harmony closely monitors the environment for new opportunities that would enhance the project portfolio. With the sustained low commodity prices, tenure over highly prospective target areas in Papua New
Guinea is becoming available.
NOTEWORTHY ACTIONS
FY15 highlights and milestones achieved as a result of the exploration expenditure and work programme in Papua New
Guinea include:
•
Completion of the optimised prefeasibility study for the Golpu project
•
Discovery of highly signiﬁcant copper-gold mineralisation at the Kili Teke prospect in the Hela province in Papua New Guinea
•
Further rationalisation of the greenﬁeld tenement package
Advancement of the Golpu project:
•
Completed a revised prefeasibility study for a stage 1 development targeting the upper higher value portion of the ore body. Refer www.harmony.co.za:
•
“Harmony’s Golpu project to proceed to feasibility”– announced on 15 December 2014
•
Completed concept study for second stage mine development (stage 2) to develop the resource further
•
Commenced feasibility studies for the stage 1 mine development as well as engineering and environmental studies to permit early commencement of underground access to the ore body
•
Stage 2B environmental permitting for advanced exploration access was obtained
Project turnover and development:
•
Drilling at the Kili Teke prospect in the Hela Province on tenement EL2310, has delivered some highly signiﬁcant intersections of copper and gold mineralisation.
•
The project continues to shape up as a signiﬁcant new copper-gold discovery. Refer www.harmony.co.za:
•
“Harmony intersects highly signiﬁcant copper-gold mineralisation in Papua New Guinea exploration programme”
– announced on 11 March 2015
•
“Superb exploration results from Harmony’s Kili Teke prospect”– announced post year-end on 30 July 2015
•
Milne Bay Province tenement EL2316 prospectivity downgraded and surrendered.
•
Application EL2386 in the Lalabu-Pangia district of the Southern Highlands lodged to secure priority to tenure to the historic Poru prospect
•
A major prospectivity review of the Morobe joint venture tenure commenced with relinquishment of a number of peripheral target areas including EL1985, EL1629, and EL1193
•
Morobe exploration activities were restructured and Harmony, through its 100%-owned subsidiary, Harmony Gold
Exploration (PNG) Limited, was appointed to manage the exploration programme on behalf of the joint venture
Greenﬁeld tenement rationalisation:
•
Harmony (100%) tenement holding reduced 9% to 1 023km2 (FY14: 1 125.5km2)
•
Joint venture (Harmony 50%) tenement holding reduced 39% to 1 245km2 (FY14: 2 057km2)
•
Harmony now undertakes exploration on behalf of the joint venture owners (Newcrest 50%; Harmony 50%) which has simpliﬁed the joint venture’s organisational structure and achieved further cost reductions
PROJECTS AND EXPLORATION CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  155
PAPUA NEW GUINEA EXPLORATION PROJECTS
Papua New Guinea is one of the world’s most prospective yet underexplored terrains for porphyry copper-gold and epithermal gold mineralisation. The New Guinea mobile belt which spans the core of the Irian Jaya – Papua New Guinea mainland, is host to a number of world class porphyry copper-gold and gold deposits including Golpu (Cu-Au), Ok Tedi (Cu-Au), Grasberg (Cu-Au), and
Porgera (Au).

Harmony began actively exploring in Papua New Guinea in 2003. We have developed a small but high quality project portfolio, in both established mineral provinces and emerging gold and copper districts:
Morobe Exploration Joint Venture (50%)
The Morobe Exploration Joint Venture refers to a key strategic tenement holding in the Morobe Province that encompasses the Hidden Valley operation and Golpu project. The tenement package is held jointly (50:50) between Harmony and Newcrest
Mining Limited.

The Morobe exploration strategy is to manage a portfolio pipeline of projects to develop bulk tonnage (~1 Moz) or high margin gold or copper-gold targets that provide new stand-alone opportunities or resource options to compliment the operations at
Hidden Valley, or at the Golpu project. However, the on-going programme was curtailed during the year in favor of a major prospectivity review to ensure that reduced expenditure levels required by the Morobe joint venture partners are directed appropriately at the most prospective targets.

During FY15, we spent R12.2 million (US$1.1 million) (FY14: R42 million (US$4 million)) on exploration in the area. This represents
Harmony’s share which is 50% of the total work programme expenditure.

A reduced budget of R7.6 million (US$0.7 million) (50% to Harmony) has been allocated for FY16. The budget allows the Morobe joint venture titles to be maintained in good standing in conjunction with ﬁeld work to generate drill targets on the highest priority targets.
Harmony Gold Exploration (Papua New Guinea) Limited (100%)
Harmony holds a 100% interest in 1 023km2 (FY14: 1 125.5km2) of exploration tenure in the Highlands region of Papua New
Guinea. The tenement package comprises two titles, one active exploration license (EL2310) and one exploration license application
(EL2386). R87 million (US$7.5 million) was spent in FY15 (FY14: R63 million (US$6 million)) which was focused almost entirely on developing and drill testing the Kili Teke Project on EL2310.

The drilling has been highly successful with a number of signiﬁcant copper-gold intercepts obtained (outlined in more detail below).
Based on these drill results, an FY16 budget of R86 million has been earmarked for inﬁll and extension drilling to progress the
Kili Teke mineralisation to an inferred resource. The Kili Teke prospect has the potential to develop into a major new copper-gold discovery which further highlights the prospectivity of this world-class mineral province.

The case for exploration investment in Papua New Guinea is strong. The country is hugely prospective, under-explored, and has a stable and transparent regulatory environment that promotes and supports mining investment. In addition, Harmony has an established track record of discovery and adding value through cost effective exploration:
•
Since 2003, resource growth attributed from the Morobe joint venture comprises 12.5Moz of gold and 4.7 million tonnes of copper (38.5Moz gold equivalent)
•
Discovery cost on a per ounce equivalent basis is less than US$10, among the best in the world
This growth, in both gold and copper resources, appears set to continue on a 100% basis, as the Kili Teke prospect advances from
ﬁrst pass exploration drilling into resource deﬁnition.
Harmony in action

156  Harmony Gold Mining Company Limited Integrated Annual Report 2015
PROJECTS AND EXPLORATION CONTINUED
1
Resource gold equivalent totals based on US$1 430/oz Au, US$3.50/lb Cu, US$30/oz Ag with 100% recovery assumed for all metals, reserve gold equivalent totals based on US$1 230/oz Au, US$3.10/lb Cu, US$18/oz Ag, recoveries are based on recovery curve information built into the proﬁt algorithms used to generate the reserve ﬁgures.
2
Morobe Mining Joint Ventures resources and reserves – expressed as 100%
The underlying strategy of the Papua New Guinea exploration and mine development programme and progress during the year are summarised below:
Resource gold equivalent1, 2
Million ounces
0
10
20
30
40
50
60
70
80
90
100
FY15
FY14
FY13
FY12
FY11
FY10
FY09
FY08
FY07
FY06
FY05
FY04
FY03
FY02
0
20
40
60
80
100
Hidden Vally
Hamata
Golpu
JORC resources
Morobe Mining Joint Ventures tenements (50%)
Project description     Target
Progress in FY15
Targets/plans for FY16
Golpu
Development of the
Golpu deposit, a
world-class copper-gold
porphyry resource, into
a mine with more than
25 years of low-cost
copper and gold
production.
Completed an updated prefeasibility
study (refer to https://www.harmony.
co.za/our-business/exploration/golpu-
updated-prefeasibility-results) for a
Golpu Stage 1 development targeting
the higher value portion of the ore body.
Completed a concept study for a second
stage mine development (Stage 2).
Commenced feasibility studies for the
Stage 1 mine development as well as
engineering and environmental studies
to permit early commencement of
underground access to the ore body.
•
Complete feasibility study for the
stage 1 mine development and a
prefeasibility study for stage 2
•
Commence advanced exploration
activity including underground access
to the Golpu ore body
•
Continue engineering and
environmental studies to enable
permitting of project construction
Waﬁ transfer zone –
greenﬁelds exploration
targeting discovery of
additional resources to
expand Golpu into a
mineral district
Validation mapping and revised detail
geological compilation completed for
the Waﬁ Transfer and integration with
geophysical, geochemical datasets to
prioritise targets.
A number of tenements surrendered
including EL1985 and EL1629.
•
Nambonga North, together with
a number of geophysical targets
highlighted for ﬁeld work to develop
to drill testing

Harmony Gold Mining Company Limited Integrated Annual Report 2015  157
Morobe Mining Joint Ventures tenements (50%)
Project description     Target
Progress in FY15
Targets/plans for FY16
Hidden Valley
district
Brownﬁelds exploration
in a 10km radius of the
Hidden Valley plant to
develop replacement
resources and support
expansion.
A seamless regional geology
interpretation completed and integrated
with all available geochemical and
geophysical data. The compilation
provides the framework for ranking
targets.
EL1193 was surrendered after
prospectivity was downgraded.
Three holes (288 metres) completed at
11 Peg Prospect which returned
sporadic anomalous gold results.
•
Field reconnaissance and prospect
development work on high priority
targets in the Historic Wau mining
district
•
Follow up on radiometric targets
identiﬁed north and west of Hamata Pit
•
Prospect development work at
Target 3 approximately 5km
southwest of Wau
•
Compilation of results in context with
regional datasets. No further work
planned at this stage
Harmony Papua New Guinea tenements (100%)
Project description      Target
Progress in FY15
Targets/plans for FY16
Kili Teke prospect
Targeting copper-gold
porphyry.
A rigorous ﬁeld programme of detailed
mapping and sampling was undertaken
during the year, in order to advance Kili
Teke to drill testing phase. Preliminary
social mapping, together with baseline
monitoring of water quality of the local
streams, was also established in the early
stages of the ﬁeld programme.
By November 2014, results had outlined
four potential high-grade drill targets to
be tested.
Subsequent drill testing comprised 10
holes for 5 169m. All but one hole
were drilled at the Central Mineralised
Porphyry zone. Results included several
highly signiﬁcant intercepts:
•
KTDD007: 422m @ 0.55% Cu,
0.43g/t Au, from 131m
•
Including 202m @ 0.74% Cu,
0.57g/t Au, from 137m
•
KTDD013: 480m @ 0.63% Cu,
0.44g/t Au from 90m (partial result)
•
Including: 186m @ 1.02% Cu,
0.72g/t Au from 252m
By July 2015, results had outlined a
mineralised footprint, (deﬁned by the
0.2% copper envelope) in excess of
600m long, 200m wide and extending
at depth in excess of 700m. The
mineralised zone remains open ended
along strike, and at depth.
•
Inﬁll and extension drilling at the
Central Mineralised porphyry target
to deﬁne resources
•
Complete ﬁrst pass drill testing of
remaining targets including Ieru
porphyry, transfer zone porphyry, and
Gold Ridge anomaly
continued
Harmony in action

158  Harmony Gold Mining Company Limited Integrated Annual Report 2015
PROJECTS AND EXPLORATION CONTINUED
Harmony Papua New Guinea tenements (100%)
Project description     Target
Progress in FY15
Targets/plans for FY16
Project generation
Develop a project
pipeline capable of
delivering additional
quality resources to
sustain growth and
regional operations.
Monitoring tenements with ELA2836
pegged to secure priority to the Poru
prospect area.
Magavara EL2316 surrendered after
detailed historic data review.
•
Progress EL2386 Poru project
South Africa
Project description     Target
Progress in FY15
Targets/plans for FY16
Joel North
Mining down to
137 level.
Infrastructural development on 129 level
was completed and the declines have
continued to 137 level. Equipping of the
conveyor decline has begun.
•
Start of lateral development on
137 level and completion of the
equipping of the conveyor decline
Central plant
tailings
reclamation
Reclaim material
from FSS5 tailings
facility and process
it in central plant
(to be converted for
tailings re-treatment)
at 300 000 tonnes
per annum. Central
plant operation will be
similar to the highly
proﬁtable Phoenix
operation, which has
been in operation
since 2007.
The feasibility study was completed
as planned and the project obtained
technical approval. Funding options are
being investigated.
•
Implementation of the project as
soon as funding has been allocated
White Rivers
Exploration –
Beisa Project Joint
Venture
The main objective
of this exploration
joint venture is to
explore and develop
potential gold
resources at White
Rivers Exploration
(Pty) Limited’s Beisa
Project and abutting
exploration areas
within Harmony’s
adjacent Target
Complex
Under the terms of the Agreement,
White Rivers and Harmony (through
Loraine Gold Mines Limited and Avgold
Limited) will have an initial and ﬁxed
65% and 35% interest respectively
in the exploration joint venture, with
White Rivers funding and managing
exploration activities to prefeasibility
study level.

The initial exploration activities, which
comprise of collation of historical data,
interpretation and veriﬁcation of data, and
geological modelling are in progress.
•
Good progress is being made and
an initial resource is expected to be
declared during FY16
•
Scoping and prefeasibility study to
commence

Harmony Gold Mining Company Limited Integrated Annual Report 2015  159
MINERAL RESOURCES AND RESERVES – A SUMMARY
Harmony’s statement of mineral resources and mineral reserves as at 30 June 2015 is produced in accordance with the South African
Code for the Reporting of Mineral Resources and Mineral Reserves and the Australasian Code for Reporting of Exploration Results,
Mineral Resources and Ore Reserves. It should be noted that the mineral resources are reported inclusive of the mineral reserves. The detailed mineral resources and reserves statement is available on our company website, www.harmony.co.za.
Harmony uses certain terms in the summary such as ‘measured’, ‘indicated’ and ‘inferred’ resources, which the United States’
Securities and Exchange Commission guidelines strictly prohibit companies registered in the United States from including in their
ﬁlings with the commission. United States investors are urged to consider the disclosure in this regard in our Form 20-F which is available on our website at www.harmony.co.za/investors/reporting/20f.
HARMONY – TOTAL
The company’s attributable gold equivalent mineral resources were declared as 110.3Moz as at 30 June 2015, an 18% decrease year on year from the 133.8Moz declared at 30 June 2014. The total gold contained in mineral resources at the South African operations represented 63.5% of the company’s total mineral resource, with the Papua New Guinea operations representing 36.5%
of Harmony’s total gold and gold equivalent mineral resources as at 30 June 2015.
As at 30 June 2015, Harmony’s attributable gold and gold equivalent mineral reserves amounted to 42.6Moz of gold, a 14%
decrease from the 49.5Moz declared at 30 June 2014. The gold reserve ounces in South Africa represent 51.9% while the Papua
New Guinea gold and gold equivalent ounces represent 48.1% of Harmony’s total mineral reserves as at 30 June 2015.
SOUTH AFRICA
South African underground operations
The company’s mineral resources at the South African underground operations as at 30 June 2015 totalled 60.6Moz (217.2Mt at
8.68g/t), a decrease of 27% year on year from the 83.3Moz declared as at 30 June 2014. This decrease is due to depletion by mining during the year, the exclusion of Freddies 9 shaft and downscaling at Masimong.
The company’s mineral reserves at the South African underground operations as at 30 June 2015 totalled 15.0Moz (80.3Mt at
5.82g/t), a decrease of 25% year on year from the 19.9Moz declared as at 30 June 2014. The decrease is due to depletion by mining during the year, the placing of Target 3 on care and maintenance and changes to the life-of-mine proﬁle at various operations.
South African surface operations, including Kalgold
The company’s mineral resources at its South African surface operations as at 30 June 2015 totalled 9.5Moz (1 082.3Mt at 0.27g/t), a decrease of 1% year on year from the 9.6Moz declared as at 30 June 2014. This decrease is due to depletion by mining and the exclusion of surface sources at Joel.
The company’s mineral reserves at its South African surface operations as at 30 June 2015 totalled 7.1Moz (835.9Mt at 0.26g/t), a decrease of 12% year on year from the 8.0Moz declared at 30 June 2014. The decrease is due to depletion by mining and the exclusion of surface sources at Joel.
Harmony in action
RESOURCES AND
RESERVES

160  Harmony Gold Mining Company Limited Integrated Annual Report 2015
PAPUA NEW GUINEA
Papua New Guinea operations
The company’s attributable mineral resources (including gold and gold equivalents) at its Papua New Guinea operations as at 30
June 2015 totalled 40.2Moz, a decrease of 2% year on year from the 40.9Moz declared as at 30 June 2014. This decrease is due to depletion by mining during the year and to changes to the open-pit spatial constraint at Hidden Valley.
The company’s mineral reserves at its Papua New Guinea operations as at 30 June 2015 totalled 20.5Moz, a decrease of 5% year on year from the 21.5Moz declared as at 30 June 2014. The decrease is due to depletion by mining during the year and changes to the life-of-mine proﬁle at Hidden Valley. The reserves that we declared for Golpu are based on the prefeasibility study completed in 2012. During December 2014, Harmony released the results of an updated prefeasibility study with respect to the Golpu project.
Please refer to our website (www.harmony.co.za/our-business/exploration/golpuupdated-prefeasibility-results) for details. The Golpu project’s reserves will be updated again once the feasibility study for stage 1 and the prefeasibility study for stage 2 have been completed. These studies are expected to be completed by the end of December 2015.
ASSUMPTIONS
In converting mineral resources to mineral reserves, the following commodity prices and exchange rates were applied:
•
A gold price of US$1 230/oz
•
An exchange rate of US$/ZAR11.38
•
The above parameters resulted in a rand gold price of R450 000/kg for the South African assets
•
The Hidden Valley mine and Golpu project in the Morobe Mining Joint Ventures used commodity prices of US$1 250/oz Au,
US$20/oz Ag, US$10/lb Mo and US$3.10/lb Cu at an exchange rate of US$0.85 per A$
•
Gold equivalent ounces are calculated assuming US$1 400/oz Au, US$3.10/lb Cu and US$23.00/oz Ag, and assuming 100%
recovery for all metals. These are the same assumptions as those used in the 2012 prefeasibility study for the calculation of gold equivalent ounces.
AUDITING
Harmony’s South African mineral resources and mineral reserves have been comprehensively audited by a team of internal competent persons that functions independently of the operating units. The internal audit team veriﬁes compliance with the Harmony code of resource blocking, valuation, resource classiﬁcation, cut-off calculations, development of life-of-mine plans and the compliance of statements with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC) from each operation and project that support Harmony’s annual mineral resources and mineral reserves declaration. This audit process is speciﬁcally designed to comply with the requirements of internationally recognised procedures and standards such as:
•
The South African Code for Reporting Mineral Resources and Mineral Reserves
•
Industry Guide 7 of the United States Securities and Exchange Commission
•
Sarbanes-Oxley requirements in the United States
•
The Australian Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (JORC) which complies with
South African Code for the Reporting of Mineral Resources and Mineral Reserves
Harmony’s South African mineral resources and reserves were reviewed by SRK Consulting Engineers and Scientists for compliance with the South African Code for the Reporting of Mineral Resources and Mineral Reserves. The mineral resources and reserves of the
Papua New Guinea assets were reviewed by AMC Consultants Pty Ltd for compliance with the standards set out in the Australasian
Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.
COMPETENT PERSON’S DECLARATION
In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations. In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for speciﬁc projects and operations.
These competent persons, who are full-time employees of Harmony, consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.
RESOURCES AND RESERVES CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  161
The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:
•
Resources and reserves of South Africa:
Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat, MSAIMM, MGSSA, who has 20 years’ relevant experience, is registered with the
South African Council for Natural Scientiﬁc Professions (SACNASP) and is a member of the South African Institute of Mining and
Metallurgy (SAIMM).
Mr Boshoff is Harmony’s Lead Competent Person.
Jaco Boshoff
23 October 2015
Physical address:
Postal address:
Randfontein Ofﬁce park P.O. Box 2
Corner of Main Reef Road and Ward Avenue Randfontein
Randfontein 1760
South Africa South Africa
•
Resources and reserves of Papua New Guinea:
Gregory Job, BSc, MSc, who has 27 years’ relevant experience and is a member of the Australian Institute of Mining and Metallurgy
(AusIMM).
Greg Job
23 October 2015
Physical address:
Postal address:
Level 2, PO Box 1562
189 Coronation Drive Milton,
Milton, Queensland 4064
Queensland 4064 Australia
Australia
ADMINISTRATIVE INFORMATION FOR PROFESSIONAL ORGANISATIONS
The Australasian Institute of Mining and Metallurgy (AusIMM)
PO Box 660, Carlton South, Vic 3053, Australia
Telephone: +61 3 9658 6100; Facsimile: +61 3 9662 3662
www.ausimm.com.au
South African Council for Natural Scientiﬁc Professions (SACNASP) – The legislated regulatory body for natural science practitioners in South Africa
Private Bag X540, SILVERTON, 0127, Gauteng Province, South Africa
Telephone: +27 (12) 841-1075; Facsimile: +27 (086) 206-0427
www.sacnasp.org.za
The Southern African Institute of Mining and Metallurgy (SAIMM)
P.O. Box 61127, Marshalltown, 2107, Gauteng Province, South Africa
Telephone: +27 (011) 834-1273 / 7, Facsimile: +27 (086) 206-0427
www.saimm.co.za
ENVIRONMENTAL MANAGEMENT AND FUNDING
Harmony’s environmental strategy aims to optimise our environmental performance by managing our environmental impacts, focusing on effective risk controls, reducing environmental liabilities, ensuring responsible stewardship of our products within our scope of inﬂuence, complying with environmental legislation and regulations. For further information regarding Harmony’s approach to Environmental Performance refer to page 100.
Harmony in action

162  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Details relating to the provision for environmental rehabilitation and funding can be found in note 24 in Harmony’s audited annual ﬁnancial statements which are available in a separate report, the Financial Report 2015, which is also available online at
www.har.co.za/14/HAR-FR15.pdf
.
LEGAL ENTITLEMENT TO MINERALS REPORTED
Harmony’s South Africa operations operate under new order mining rights in terms of the Minerals and Petroleum Resources
Development of Act of 2002 (Act No. 28, of 2002) (MPRDA). In Papua New Guinea, Harmony operates under the Independent State of Papua New Guinea Mining Act 1992. All required operating permits have been obtained, and are in good standing. The legal tenure of each operation and project has been veriﬁed to the satisfaction of the accountable Competent Person.
RECONCILIATION
Mineral resources
As at 30 June 2015, attributable gold equivalent mineral resources were 110.3Moz, down from 133.8Moz in June 2014. The following table and graph show the year on year reconciliation of the mineral resources.
Gold and gold equivalent mineral resources reconciliation
Tonnes
Moz
June 2014 – gold and gold equivalents
4 160
133.8
Reductions
Mined during FY15
(45)
(1.5)
Freddies 9, Masimong and geology changes
(680)
(21.9)
Gold equivalents
(5)
(0.2)
June 2015 – gold and gold equivalents
3 430
110.3
180
160
140
120
100
80
60
40
20
0
Mined during FY15
Freddies 9,
Masimong and
geology changes
Gold equivalents
(Hidden Valley)
24.0Moz Gold equivalents
23.8Moz Gold equivalents
109.8Moz
Gold
86.5Moz
Gold
1.5Moz
21.9Moz
0.2Moz
Mineral resources reconciliation (Moz)
FY14 vs FY15
June 2015 – Gold and
gold equivalents
June 2014 – Gold and
gold equivalents
RESOURCES AND RESERVES CONTINUED
Kalgold pit mining

Harmony Gold Mining Company Limited Integrated Annual Report 2015  163
70
60
50
40
30
20
10
0
Restructuring*
13.7Moz
Gold equivalents
13.5Moz
Gold equivalents
35.8Moz
Gold
29.1Moz
Gold
1.0Moz
1.2Moz
4.4Moz
0.2Moz
Mineral reserves reconciliation (Moz)
FY14 vs FY15
June 2015 – Gold and
gold equivalents
June 2014 – Gold and
gold equivalents
Mined during
FY15
Surface
sources
Gold equivalents
(Hidden Valley)
Harmony in action
Mineral reserves
As at 30 June 2015, Harmony’s attributable gold equivalent mineral reserves were 42.6Moz, down from 49.5Moz. The year on year mineral reserves reconciliation is shown below.
Gold and gold equivalent mineral resources reconciliation
Tonnes
Moz
June 2014 – gold and gold equivalents
1 538
49.5
Reductions
Mined during FY15
(38)
(1.2)
Surface sources
(31)
(1.0)
Restructuring (Hidden Valley, Kusasalethu, Doornkop, Masimong and closure of Target 3)
(137)
(4.4)
Gold equivalents
(7)
(0.2)
June 2015 – gold and gold equivalents
1 325
42.6
* Restructuring of Hidden Valley, Kusasalethu, Masimong, Doornkop and the closure of Target 3
Rock samples from Bambanani

164  Harmony Gold Mining Company Limited Integrated Annual Report 2015
RESOURCES AND RESERVES CONTINUED
MINERAL RESOURCES STATEMENT (METRIC)
Gold
Measured resources
Indicated resources
Inferred resources
Total mineral resources
Tonnes
(Mt)
Grade
(g/t)
Gold
(000oz)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000oz)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000oz)
Tonnes
(Mt)
Grade
(g/t)
Gold
(000oz)
South Africa underground
Free State
Bambanani
1.3
15.50
632
–
–
–
–
–
–
1.3
15.50
632
Joel
4.4
8.12
1 157
7.0
7.59
1 706
1.1
7.03
242
12.5
7.73
3 105
Masimong
5.8
8.46
1 579
2.7
7.63
668
5.2
8.96
1480
13.7
8.48
3 727
Phakisa
8.4
10.30
2 786
11.6
11.60
4 337
24.1
9.21
7143
44.2
10.05
14 267
Target 1
9.0
7.42
2 158
11.1
7.54
2 700
4.2
5.55
742
24.3
7.16
5 599
Target 2
Target 3
7.0
9.10
2 057
4.7
7.10
1 063
–
–
–
11.7
8.31
3 119
Freddies 9
Tshepong
17.9
11.53
6 623
4.5
9.28
1 331
6.2
8.60
1712
28.5
10.54
9 666
Unisel
7.4
6.87
1637
6.3
6.95
1 400
4.1
8.59
1135
17.8
7.29
4171
Total Free State underground
61.3
9.46
18 629
47.9
8.58
13 204
44.8
8.65
12 453
153.9
8.95
44 286
West Rand
Doornkop South Reef
3.0
7.28
705
7.1
7.56
1 736
22.6
6.82
4 966
32.8
7.03
7 407
Doornkop Main Reef
0.08
5.38
14
0.04
5.51
8
0.02
5.32
3
0.1
5.41
25
Total
3.1
7.23
719
7.2
7.55
1 745
22.7
6.82
4 969
32.9
7.02
7 432
Kusasalethu
7.2
11.04
2 563
21.4
8.47
5 843
1.7
9.05
483
30.3
9.12
8 890
Total West Rand
10.3
9.90
3 282
28.6
8.24
7 588
24.3
6.97
5 452
63.3
8.02
16 322
Total South Africa underground
71.6
9.52
21 911
76.5
8.45
20 792
69.1
8.065
17 905
217.2
8.68
60 608
South Africa surface
Kraaipan Greenstone Belt
Kalgold
12.8
0.80
328
15.5
0.98
486
9.2
1.18
351
37.5
0.97
1164
Total Kalgold tailings dam
-
-
-
–
–
–
23.6
0.26
200
23.6
0.26
200
Free State Region – surface
Free State (Phoenix)
86.6
0.28
792
–
–
–
–
–
–
86.6
0.28
792
Free State (St Helena)
258.7
0.27
2230
–
–
–
–
–
–
258.7
0.27
2 230
Free State (other):
– Waste rock dumps
–
–
–
3.9
0.51
65
23.8
0.42
323
27.7
0.43
387
– Slimes dams
–
–
–
632.8
0.23
4585
15.5
0.19
94
648.2
0.22
4 680
– Subtotal
–
–
–
636.7
0.23
4650
39.2
0.33
417
675.9
0.23
5 067
Total Free State
345.2
0.27
3 023
636.7
0.23
4 650
39.2
0.33
417
1 021.2
0.25
8 090
Total South Africa surface
(including Kalgold)
358.0
0.29
3 350
652.2
0.24
5 136
72.0
0.42
968
1 082.3
0.27
9 454
Total South Africa
429.6
25 261
728.7
25 928
141.1
18 873
1 299.5
70 062
Papua New Guinea ¹
Hidden Valley
1.4
1.11
50
38.5
1.57
1 948
1.1
1.33
46
41.0
1.55
2 044
Hamata
0.2
1.09
6
1.6
2.16
111
0.09
1.82
5
1.8
2.05
122
Waﬁ
–
–
–
56.7
1.72
3 146
11.3
1.30
475
68.1
1.65
3 621
Golpu
–
–
–
428.2
0.61
8 434
108.7
0.48
1 669
536.9
0.59
10 103
Nambonga
–
–
–
–
–
–
19.9
0.79
505
19.9
0.79
505
Total Papua New Guinea
1.6
1.11
56
525.0
0.81
13 639
141.1
0.60
2 701
667.7
0.76
16 396
Grand total
431.2
25 316
1 253.7
39 567
282.3
21 574
1 967.2
86 458

Harmony Gold Mining Company Limited Integrated Annual Report 2015  165
Gold equivalents1
Measured resources
Indicated resources
Inferred resources
Total mineral resources
Tonnes
(Mt)
Au eq
(000oz)
Tonnes
(Mt)
Au eq
(000oz)
Tonnes
(Mt)
Au eq
(000oz)
Tonnes
(Mt)
Au eq
(000oz)
Silver
Hidden Valley 1.4 16 38.5 659 1.1 21 41.0 696
Total
1.4
16
38.5
696
1.1
21
41.0
696
Copper
Golpu – – 428.2 19 521 108.7 3 416 536.9 22 937
Nambonga – – – – 19.9 204 19.9 204
Total
–
–
428.2
19 521
128.6
3 620
556.8
23 141
Total silver and copper as gold
equivalents
1.4
16
466.7
20 180
129.7
3 641
597.8
23 837
Total Papua New Guinea including
gold equivalents
1.6
72
525.0
33 819
141.1
6 342
667.7
40 232
Total Harmony including gold
equivalents
431.2
25 332
1 253.7
59 747
282.3
25 215
1 967.2
110 294
Other metals
Tonnes
(Mt)
Grade
(g/t)
Ag
(000oz)
Tonnes
(Mt)
Grade
(g/t)
Ag
(000oz)
Tonnes
(Mt)
Grade
(g/t)
Ag
(000oz)
Tonnes
(Mt)
Grade
(g/t)
Ag
(000oz)
Papua New Guinea1
Silver
Hidden Valley 1.4 20.40 917 38.5 29.80 36 880 1.1 33.34 1162 41.0 29.57 38 959
Golpu – – – 428.2 1.14 15 664 108.7 0.88 3 090 536.9 1.09 18 754
Nambonga – – – – – – 19.9 2.87 1 836 19.9 2.87 1 836
Total
1.4
20.40
917
466.7
3.50
52 544
129.7
1.46
6 088
597.8
3.10
59 549
Tonnes
(Mt)
Grade
(%)
Cu
(Mlb)
Tonnes
(Mt)
Grade
(%)
Cu
(Mlb)
Tonnes
(Mt)
Grade
(%)
Cu
(Mlb)
Tonnes
(Mt)
Grade
(%)
Cu
(Mlb)
Copper
Golpu – – – 428.2 0.93 8 809 108.7 0.64 1 544 536.9 0.87 10 353
Nambonga – – – – – – 19.9 0.21 92 19.9 0.21 92
Total
–
–
–
428.2
0.93
8 809
128.6
0.58
1 636
556.8
0.85
10 445
Tonnes
Grade
Mo Tonnes
Grade
Mo Tonnes
Grade
Mo Tonnes
Grade
Mo
(Mt)
(ppm)
(000t)
(Mt)
(ppm)
(000t)
(Mt)
(ppm)
(000t)
(Mt)
(ppm)
(000t)
Molybdenum
Golpu – – – 428.2 98 93 108.7 76 18 536.9 94 111
Tonnes
(Mt)
Grade
(kg/t)
U
3
0
8
(Mlb)
Tonnes
(Mt)
Grade
(kg/t)
U
3
0
8
(Mlb)
Tonnes
(Mt)
Grade
(kg/t)
U
3
0
8
(Mlb)
Tonnes
(Mt)
Grade
(kg/t)
U
3
0
8
(Mlb)
South Africa
Uranium
Free State underground
Masimong – – – 6.0 0.28 4 9.1 0.23 5 15.1 0.25 8
Tshepong 6.1 0.20 3 12.8 0.23 6 10.4 0.12 3 29.3 0.18 12
Phakisa 8.4 0.18 3 11.6 0.18 5 24.1 0.08 4 44.2 0.13 12
Total
14.5
0.19
6
30.4
0.22
15
43.6
0.12
12
88.6
0.17
33
Total South Africa underground
14.5
0.19
6
30.4
0.22
15
43.6
0.12
12
88.6
0.17
33
Free State surface
–
–
–
174.1
0.10
38
–
–
–
174.1
0.10
38
Grand total
14.5
0.19
6
204.6
0.12
53
43.6
0.12
12
262.7
0.12
71
¹
Total attributable gold equivalent ounces are calculated assuming a US$1 400/oz Au, US$3.50/lb Cu and US$25.00/oz Ag with 100% recovery for all metals
NB: Rounding of numbers may result in slight computational discrepancies
Note:  1 tonne = 1 000 kg = 2 204 lbs
1 troy ounce = 31.10348 grams
Au = gold Ag = silver Cu = copper U308= uranium Mo = molybdenum
Moz = million ounces
Harmony in action

166  Harmony Gold Mining Company Limited Integrated Annual Report 2015
RESOURCES AND RESERVES CONTINUED
MINERAL RESERVES STATEMENT (METRIC)
Gold
Proved reserves
Probable reserves
Total mineral reserves
Tonnes
(Mt)
Grade
(g/t)
Gold
2
(000oz)
Tonnes
(Mt)
Grade
(g/t)
Gold
2
(000oz)
Tonnes
(Mt)
Grade
(g/t)
Gold
2
(000oz)
South Africa underground
Free State
Bambanani 1.6 11.33 565 – – – 1.6 11.33 565
Joel 2.0 5.32 347 3.7 5.20 621 5.7 5.24 968
Masimong 1.7 3.87 212 0.2 3.66 23 1.9 3.85 235
Phakisa 6.1 6.61 1 294 2.1 7.49 499 8.2 6.83 1 792
Target 1 3.2 5.45 562 3.8 5.16 625 7.0 5.29 1 187
Target 3
Tshepong 18.4 5.58 3 294 3.3 4.50 474 21.6 5.42 3 768
Unisel 1.8 4.55 268 0.8 4.33 111 2.6 4.48 380
Total Free State underground
34.8
5.85
6 542
13.8
5.29
2 352
48.6
5.69
8 895
West Rand
Doornkop
Doornkop South Reef 1.3 5.00 211 3.8 5.22 636 5.1 5.16 847
Kusasalethu 6.5 6.83 1 419 20.1 5.97 3 856 26.6 6.18 5 274
Total West Rand
7.8
6.52
1 629
23.9
5.85
4 492
31.7
6.01
6 121
Total South Africa underground
42.5
5.97
8 171
37.7
5.65
6 845
80.3
5.82
15 016
South Africa surface
Kraaipan Greenstone Belt
Kalgold 5.8 0.97 182 10.6 1.15 393 16.5 1.08 574
Free State – surface
Free State (Phoenix) 86.6 0.28 792 – – – 86.6 0.28 792
Free State (St Helena) 175.9 0.27 1507 – – – 175.9 0.27 1507
Free State (Other):
– Waste rock dumps – – – 3.9 0.51 65 3.9 0.51 65
– Slimes dams – – – 553.1 0.23 4123 553.1 0.23 4123
– Subtotal – – – 557.0 0.23 4188 557.0 0.23 4188
Total Free State
262.5
0.27
2 300
557.0
0.23
4 188
819.4
0.25
6 488
Total South Africa surface (including Kalgold)
268.3
0.29
2 481
567.6
0.25
4 581
835.9
0.26
7 062
Total South Africa
310.8
10 652
605.4
11 425
916.2
22 078
Papua New Guinea¹
Hidden Valley 1.4 1.11 50 12.0 1.79 693 13.4 1.72 743
Hamata 0.2 1.09 6 1.0 2.36 80 1.2 2.19 85
Golpu – – – 225.0 0.86 6 194 225.0 0.86 6 194
Total Papua New Guinea
1.6
1.11
56
238.1
0.91
6 967
239.6
0.91
7 022
Grand total
312.4
10 708
843.4
18 392
1 155.8
29 100
¹
Total attributable gold equivalent ounces are calculated assuming a US$1 400/oz Au, US$3.10/lb Cu and US$23.00/oz Ag with 100% recovery for all metals
²  Metal ﬁgures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tonnes and head grades
   Metallurgical recovery factors have not been applied to the reserve ﬁgures
NB: Rounding of numbers may result in slight computational discrepancies
Note:   1 tonne = 1 000 kg = 2 204 lbs
1 troy ounce = 31.10348 grams

Harmony Gold Mining Company Limited Integrated Annual Report 2015  167
Gold equivalents1
Proved reserves
Probable reserves
Total mineral reserves
Tonnes
(Mt)
Au eq2
(000oz)
Tonnes
(Mt)
Au eq2
(000oz)
Tonnes
(Mt)
Au eq2
(000oz)
Silver
Hidden Valley 1.4 15 12.0 218 13.4 232
Total
1.4
15
12.0
218
13.4
232
Copper
Golpu – – 225.0 13 265 225.0 13 265
Total
–
–
225.0
13 265
225.0
13 265
Total silver and copper as gold equivalents
1.4
15
237.0
13 482
238.4
13 497
Total Papua New Guinea including gold
equivalents
1.6
70
238.1
20 449
239.6
20 519
Total Harmony including equivalents
312.4
10 722
843.4
31 874
1 155.8
42 597
Other metals
Tonnes
(Mt)
Grade
(g/t)
Ag2
(000oz)
Tonnes
(Mt)
Grade
(g/t)
Ag2
(000oz)
Tonnes
(Mt)
Grade
(g/t)
Ag2
(000oz)
Papua New Guinea1
Silver
Hidden Valley 1.4 20.40 917 12.0 35.12 13 582 13.4 33.59 14 499
Golpu – – – 225.0 1.36 9 864 225.0 1.36 9 864
Total
1.4
20.40
917
237.0
3.08
23 446
238.4
3.18
24 363
Tonnes
(Mt)
Grade
(%)
Cu
2
(MIb)
Tonnes
(Mt)
Grade
(%)
Cu
2
(MIb)
Tonnes
(Mt)
Grade
(%)
Cu2
(MIb)
Copper
Golpu – – – 225.0 1.21 5 992 225.0 1.21 5 992
Tonnes
(Mt)
Grade
ppm
Mo2
(Mlb)
Tonnes
(Mt)
Grade
ppm
Mo2
(Mlb
Tonnes
(Mt)
Grade
ppm
Mo2
(Mlb)
Molybdenum
Golpu – – – 225.0 81 40 225.0 81 40
¹
Total attributable gold equivalent ounces are calculated assuming a US$1400/oz Au, US$3.50/lb Cu and US$25.00/oz Ag with 100% recovery for all metals
²
Metal ﬁgures are fully inclusive of all mining dilutions and gold losses, and are reported as mill delivered tonnes and head grades
Metallurgical recovery factors have not been applied to the reserve ﬁgures
NB: Rounding of numbers may result in slight computational discrepancies
Note:  1 tonne = 1 000 kg = 2 204 lbs
1 troy ounce = 31.10348 grams
Au = gold Ag = silver Cu = copper Mo = molybdenum
Harmony in action

168  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Harmony is a truly empowered company. We report on our performance in relation to the Mining Charter throughout this integrated report. The table below sets out the speciﬁc requirements of the Mining Charter and our progress in terms of these requirements.
Further information on what we have achieved in relation to the Mining Charter can be found in the Social and ethics committee chairman’s report on pages 22 to 24.
PROGRESS AGAINST MINING CHARTER TARGETS
December 2014 marked the end of the ﬁve-year period set for implementation of and compliance with the Mining Charter. The
Mining Charter has served as a guide to the industry, focusing the transformation journey on nine key elements. In FY15, a template was designed by the Department of Mineral Resources which allowed mining companies to provide the information necessary to assess their success in achieving key Mining Charter targets. The following table provides a synopsis of our performance against the targets for each of the Mining Charter’s nine pillars for the calendar year ended 31 December 2014.
Pillar
Target
Compliance as at 31 December 2014
Reporting
We are required to report the level of
compliance with the Mining Charter by
calendar year.
Annually
Ownership
We are required to transfer 26%
of Harmony’s equity to historically
disadvantaged South African entities.
Beneﬁciaries could include entrepreneurs,
employees and community trusts.
26%
Housing and living conditions
Mining companies housing employees in
hostels are required to provide single-
person rooms, as well as family units.
Occupancy rate of one
room per person
Family units established
97.78%
Hostels have been upgraded to allow for one person
per room, converting some hostels into family units
and establishing home ownership programmes which
include the construction of houses. Harmony is
working in partnership with the Department of Human
Settlements to convert old hostels into family units.
Masimong has been completed while Merriespruit is in
progress. A key challenge was to comply fully regarding
the Doornkop mining licence.
For more information please refer to the Employees and
Community section on page 76
Procurement and enterprise
development
We are required to achieve a certain level
of procurement spending with black-
owned entities in order to encourage
the economic empowerment and
development of such suppliers.
Capital goods: 40%
Services: 70%
Consumer goods: 50%
Annual contribution by
multinational suppliers
to socio-economic
development: 0.5% of
the value of any supply
contract
Capital goods: 82.56%
Services: 73.89%
Consumer goods: 67.56%
Harmony engaged all its multinational suppliers urging
them to contribute to socio-economic development,
as prescribed by the Mining Charter. Harmony is also
exploring the potential of a Harmony-supported fund
for this very same purpose, which will allow for proper
monitoring of contributions made by our suppliers.
Harmony has done a great deal to empower and develop
black-owned suppliers and/or to encourage ownership
transformation of supplier companies. See page 98 for
more details.
MINING CHARTER
COMPLIANCE

Harmony Gold Mining Company Limited Integrated Annual Report 2015  169
Pillar
Target
Compliance as at 31 December 2014
Employment equity
Workplace diversity and equitable
representation by historically
disadvantaged South Africans at all levels
are seen as catalysts for social cohesion,
transformation and competitiveness.
Top management
Board: 40%
Senior management
(executive committee):
40%
Middle management:
40%
Junior management:
40%
Core skills: 40%
Top management
Board: 60%
Senior management (executive committee): 46.49%
Middle management: 38.58%
Junior management: 56%
Core skills: 62.57%
Speciﬁc emphasis has been placed on demographic
representation particularly insofar as women are
concerned. Although all group-wide employment equity
targets have been met, further efforts are currently
underway to ensure we are fully transformed at an
operational level as well.
Human resource development
The development of employee skills is
integral to social transformation in the
workplace and to sustainable growth.
We are required to contribute to the
development of the requisite skills,
including the support of South African-
based research and development
initiatives intended to develop solutions
to exploration, mining, processing,
technology efﬁciency, beneﬁciation and
environmental conservation challenges.
Percentage of total payroll
to be invested: 5%
Percentage of payroll invested:
5.95%
Mine community development
To achieve our social licence to
operate, we need to make meaningful
contributions towards community
development, particularly in communities
close to the mines and in labour-sending
areas.
Development programmes must
be based on a clear assessment of
development needs, in line with local
Integrated Development Plans.
Project implementation
as at 30 June 2015
86.44%
Harmony in action
Simulated training at Target 1

170  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Pillar
Target
Compliance as at 31 December 2014
Sustainable development and growth
Given that mineral resources are non-
renewable, it is important to balance the
economic beneﬁts of mining with the
social and environmental needs of our
communities and thus we are required
to meet speciﬁc obligations in respect
of health, safety and environmental
management.

As one of the most-regulated industries
in South Africa, the mining industry
has highly developed health, safety and
environmental strategies in place to
improve the industry’s management and
performance in this regard.
Implementation of
approved Environmental
Management
Programmes: 100%
Implementation of the
tripartite action plan on
health and safety: 100%
Percentage of samples in
South African facilities:
100%
Implementation of approved Environmental
Management Programmes: 87.50%
At the time of ﬁnalisation of the Mining Charter,
Harmony still needed to conduct concurrent
rehabilitation at certain of its sites, hence the shortfall.
Please refer to the Environmental Performance section
on page 100 for more details.
Implementation of the tripartite action plan on health
and safety: 100%
Percentage of samples in South African facilities: 100%
Beneﬁciation
The Mining Charter encourages companies to beneﬁciate the minerals they mine. The incentive is that beneﬁciation advances may be used to offset black economic empowerment ownership requirements. We beneﬁt from our shareholding in Rand
Reﬁnery (Pty) Limited. All our gold is fully reﬁned and beneﬁciated to ﬁnal product within South Africa for sale to customers.
In addition, Harmony beneﬁciates at its jewellery school in Welkom. The ﬁrst commercial outlets supplied by the school were opened in April 2015.
Total score:
91.03%*
* According to the Mining Charter, an overall score of 91.03% respresents an “Excellent performance rating”
MINING CHARTER COMPLIANCE CONTINUED
Masimong housing project

GOVERNING
HARMONY
GOVERNING HARMONY
Corporate governance
172
King III compliance scorecard
182
Remuneration report
190
Audit and risk committee
chairman’s report
202
Assurance report
204
Directors’ report
208
Company secretary’s certiﬁcate
209
Global Reporting Initiative index
210
Harmony Gold Mining Company Limited Integrated Annual Report 2015  171

172  Harmony Gold Mining Company Limited Integrated Annual Report 2015
THE VALUE OF GOOD CORPORATE GOVERNANCE
Harmony’s corporate governance framework and processes are aimed at fulﬁlling the company’s obligations to all stakeholders. These obligations are the foundation both of our strategy and of our values, and are inseparable from our practice of corporate governance.
Harmony’s board is tasked with making the decisions necessary to shape the strategy and to guide the company in attaining its strategic goals. We thus seek particular skills in our board members to enable them to contribute meaningfully to the company.
These skills include knowledge of the South African gold mining industry as well as the local and international economy, ﬁnancial and/or mining expertise, an understanding of socio-economic expectations and knowledge of the legislation and regulations in the jurisdictions in which we operate.
Harmony’s values are entrenched in our code of ethics and underpin not only our approach to corporate governance but everything we do, and every decision that we make. Moreover, our board members live our values and lead by example by making decisions that are in line with our values. Leadership, strategy and our values are interdependent and our approach to corporate governance seeks to ensure this.
Each quarter, the board, through the audit and risk committee, reviews the company’s risks and operational, ﬁnancial and sustainability performances, and relates these back to strategy at the annual strategy session.
OUR APPROACH TO CORPORATE GOVERNANCE
Governance practices and reporting
The foundation of our corporate governance is compliance with the Companies Act, the requirements of the JSE Limited, where we have our primary listing, and the New York Stock Exchange as well as the King Report on Governance for South Africa and the King
Code of Governance Principles (King III) and related principles of good corporate governance. Harmony also complies voluntarily with the principles of the United Nations Global Compact, International Council on Mining and Metals, the Global Reporting Initiative and
the Cyanide Code.
In line with the JSE Listings Requirements, we apply all 75 principles of King III. Any deviations from the recommendations of King III are speciﬁcally mentioned in this report. A detailed King III compliance register can be found on page 182.
New York Stock Exchange foreign private issuers, such as Harmony, must brieﬂy highlight any signiﬁcant ways in which their corporate governance practices differ from those followed by United States domestic companies subject to the listing standards of the New
York Stock Exchange. A brief summary of the signiﬁcant differences can be found in our 2015 Form 20-F ﬁled with the United States
Securities and Exchange Commission on our website at www.harmony.co.za/investors/reporting/20f.
Our governance structures and processes are reviewed regularly and adapted when necessary to reﬂect what is happening internally in
Harmony, as well as to keep up with national and international best practice.
Board leadership
We have paid speciﬁc attention to the composition of our board to ensure a balance of power. Harmony has a unitary board comprising executive and non-executive directors with a majority of independent non-executive directors.
On the recommendation of the nomination committee and in terms of the King III requirement, the board was evaluated and the classiﬁcation conﬁrmed of all independent non-executive directors. This includes directors serving on the board for longer than nine years.
The roles of the chairman and chief executive ofﬁcer are distinct and separate, as governed by the board’s terms of reference and the delegation of authority framework.
Our chairman, Patrice Motsepe, was appointed based on the value he adds to Harmony in this role, given the vital skills he has. Patrice has served on our board since 2003 and was most recently re-elected as chairman in August 2015. In terms of our succession plan, the
CORPORATE
GOVERNANCE

Harmony Gold Mining Company Limited Integrated Annual Report 2015  173
chairman is currently supported by a deputy chairman, Modise Motloba, who has held this position since August 2012. As determined in accordance with King III, Patrice is not considered to be independent.
As a result, Fikile De Buck was re-appointed by the board as our lead independent non-
executive director in August 2015. Her role is in line with the recommendations of King
III and she assists the board in managing any actual or perceived conﬂicts of interests that may arise from the non-independence of the chairman. Mavuso Msimang was appointed deputy lead independent non-executive director on 5 May 2014.
For more on the members of our board see page 28.
Appointment of directors
The responsibility for board appointments lies with the nomination committee, which recommends all new board appointments and reviews succession plans for directors and management. In line with King III, the board chairman is a member of this committee. The procedures governing appointments are formal and transparent.
While the nomination committee recommends individuals as members of the board, the appointment of board members is considered by the board as a whole, in accordance with its terms of reference. These appointments are, in turn, approved by shareholders.
When making new appointments to the board, Harmony considers the following factors: skills; experience, gender and demographics. We are satisﬁed that we currently have an acceptable balance of members and that our non-executive and independent directors have sufﬁcient experience and knowledge among them to carry signiﬁcant weight in the board’s decision-making process.
Board induction and training
Once appointed, directors undergo the company’s board induction programme.
Managed by the company secretary, this programme provides new board members with comprehensive company information and governance packs. It also offers directors the opportunity to meet with various management teams and to tour the business. No new directors were appointed during the year.
A formal training-needs analysis is conducted annually to ensure board members are appropriately trained, with ad hoc training opportunities identiﬁed during the year.
Formal training on relevant topics is given at each board meeting, while the company secretary provides board members with regular updates on regulatory and industry developments. Our board also took time to visit our operations and community projects during the year.
Board responsibilities
The board responsibilities are carried out with the company’s best interests in mind.
Our board receives sufﬁcient information to ensure objective decision-making, and is expected to act rationally at all times. Our code of ethics enshrines behaviour that puts the best interests of Harmony ahead of those of individuals. The code of ethics is available at www.harmony.co.za/sustainability/governance#policies.
One of the board’s primary functions is to establish management structures and processes that assist in maintaining the sustainability of our business in terms of our ﬁnancial, social and environmental performance. The board and its committees have work plans in place that allow them to address their responsibilities adequately throughout the year. These work plans are reviewed and conﬁrmed quarterly.
Composition of the board – by historically
disadvantaged South Africans (%)
60
Historically disadvantaged
South Africans
40
Other
Composition of the board – by director (%)
67
Independent non-executive
directors
13
Non-executive directors
20
Executive directors
Composition of the board – by gender (%)
80
Men
20
Women
Governing Harmony

174  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Responsible citizenship is core to the company and, through the social and ethics committee, the board ensures we remain a committed, socially responsible corporate citizen. One of the ways in which the board ensures Harmony is a good corporate citizen is by considering and responding to the legitimate expectations of stakeholders. This requires a careful balance between promoting our business interests and protecting our stakeholder relations – it is essential that Harmony remains proﬁtable in order to be able to share these proﬁts with stakeholders. The social and ethics committee receives quarterly reports on stakeholder engagement, which it uses to monitor progress and provide feedback to the board. In addition, the board is kept informed of shareholder perceptions after roadshows and other shareholder engagements (refer to the Stakeholder Engagement section on page 52).
NOTEWORTHY ACTION
Building relationships with stakeholders
The board interacts with many of our key stakeholders during the course of the year. This, we believe, is important – our relationships are central to our business and our strategy. Insight into these relationships improve board members’ ability to fulﬁl their roles appropriately.
During the year under review the board spent time with our employees during site visits to the operations, the company’s bio-energy project in the Free State and the Masimong Health Hub. Board members also had an opportunity to dine with our employees at the Masimong hostel.
In addition, the chief executive ofﬁcer and ﬁnancial director had direct contact with investors through road shows, while the whole board interacted with shareholders at the annual general meeting. The chief executive ofﬁcer engages with the greater industry through the Chamber of Mines.
To sustain our business, we need to ensure our balance sheet remains strong and ﬂexible. The board undertakes quarterly reviews of our ﬁnancial performance, while the executive management team reviews our operational results on a weekly basis. If the company were found to be in ﬁnancial distress, the board would consider what mechanisms would be appropriate to address this. Ordinarily, the board uses these quarterly reviews to perform solvency and liquidity tests to support the going concern statement, in line with the provisions of the Companies Act.
In line with the International Integrated Reporting Council guidelines, the board reviews and approves this integrated report as part of its annual duties. The audit and risk committee makes a ﬁnal recommendation to the board for consideration.
The board monitors the performance of the chief executive ofﬁcer. The board also evaluates succession plans for the chief executive ofﬁcer and executive management annually to ensure a continuation of skills and expertise for the future.
BOARD COMMITTEES
In order to focus on our priorities, particular responsibilities have been delegated to board committees in terms of the board delegation of authority and the committees’ terms of reference. The board does not abdicate its overall responsibility but rather the work done by these committees serves to support the board in executing its responsibility. At each board meeting, the committee chairmen report on the activities of their respective committees and make recommendations on key decisions. Some duties are further delegated to the chief executive ofﬁcer and ﬁnancial director who, in turn, delegate some of these responsibilities to the executive committee and management, who are closer to the operations. A clear line of communication is in place to ensure these responsibilities are well managed, underpinning our value of accountability.
Each board committee comprises board members with the skills and expertise that suit its portfolio, allowing committee members to apply their minds and make well-considered recommendations to the board. Minutes of each committee meeting are included in the board packs distributed prior to board meetings to provide context to deliberations at committee meetings. To ensure board members are able to fully consider what they need to within these committees, and on the board, each director has unrestricted access to the advice and services of senior management, allowing them insight into the business, as well as full access to company and subsidiary information, records, documents and property. Our non-executive directors are encouraged to visit our operations and attend management meetings to get a sense of how they are run. However, they remain independent, allowing management to fulﬁl their duties fully. If they feel it is necessary, our board members can request independent, professional advice at the company’s expense.
CORPORATE GOVERNANCE CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  175
Audit and risk committee
Members
•
John Wetton* (chairman)
•
Fikile De Buck*
•
Modise Motloba*
•
Simo Lushaba*
•
Karabo Nondumo*
* Independent non-executive
Description of expertise and experience
•
Accounting experience, experience in investment banking, treasury services and fund management
•
Roles on various other boards, as well as industry bodies
•
Governance experience
•
Knowledge of business development in and around Africa
•
Previous roles as chief ﬁnancial ofﬁcers, business managers and an external auditor. Therefore a good understanding of company
ﬁnances, risk, processes and controls
Primary functions
•
Monitors the operation of an adequate system of internal control and control processes
•
Monitors the preparation of accurate ﬁnancial reporting and statements in compliance with all applicable legal and corporate governance requirements and accounting standards
•
Monitors risk management, ensures that signiﬁcant risks identiﬁed are appropriately addressed and supports the board in the overall governance of risk
Key activities and actions in FY15
For the actions of the audit and risk committee in FY15 refer to the committee’s report on page 202.
Investment committee
Members
•
Simo Lushaba* (chairman)
•
Ken Dicks*
•
Cathie Markus*
•
Vishnu Pillay*
•
John Wetton*
•
André Wilkens
* Independent non-executive
Description of expertise and experience
•
Occupy various roles on other boards
•
Experience in entrepreneurship and business development
•
Extensive knowledge of the mining, legal and ﬁnancial industries
•
This combination of skills equips the investment committee with knowledge of what reasonable returns on investments are and a thorough understanding of the investment process, as well as insight into what investors want
Primary functions
•
Considers projects, acquisitions and disposals in line with Harmony’s strategy and ensures that due diligence procedures are followed
•
Conducts other investment-related functions designated by the board
Key activities and actions in FY15
•
Reviewed and recommended the budget and business plans for FY16
•
Considered whether the company could afford a proposed dividend distribution, taking into account the company’s cash ﬂow, current and future projects
•
Considered investments, proposals, projects and proposed acquisitions in line with the board’s approved delegation of authority and the committee’s terms of reference
Governing Harmony

176  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Nomination committee
Members
•
Fikile De Buck* (chairman)
•
Joaquim Chissano*
•
Patrice Motsepe
•
Modise Motloba*
•
Mavuso Msimang*
* Independent non-executive
Description of expertise and experience
•
Experience in the mining, ﬁnancial, accounting and legal sectors
•
Extensive experience in management and leadership roles
•
Understanding of Harmony, and its needs, as well as of the requirements of being on a board. These insights allows the committee to ﬁnd and nominate individuals who will add value to our Harmony board in the areas that we require
Primary functions
•
Ensures that procedures governing board appointments are formal and transparent
•
Makes recommendations to the board on all new board appointments
•
Reviews succession planning for directors and other members of the executive team and oversees the board’s self-assessment process
Key activities and actions in FY15
•
Reviewed succession planning for directors and other members of the executive team and oversaw the board’s self-assessment process
•
Reviewed and recommended directors for re-election who retired by rotation in terms of the company’s memorandum of incorporation
•
Reviewed and recommended the composition, structure and size of the board and board committees
•
Considered the positions of the chairman of the board, the deputy chairman of the board, the lead independent director and the deputy lead independent director and made recommendations to the board
•
Reviewed and recommended the independence of non-executive directors (especially independent non-executives serving on the board for longer than nine years)
•
Reviewed and recommended succession plans for the board, the chairman of the board, the chief executive ofﬁcer, executive management, the company secretary and the head of internal audit
•
Followed a transparent and formal process in recommending a suitable candidate for the board’s consideration and appointment to replace Graham Briggs as chief executive ofﬁcer following his retirement
Remuneration committee
Members
•
Cathie Markus* (chairman)
•
Fikile De Buck*
•
Simo Lushaba*
•
Karabo Nondumo*^
•
Vishnu Pillay*#
•
John Wetton*
•
André Wilkens
* Independent non-executive
^ Resigned from the committee on 7 May 2015
# Appointed to the committee on 7 May 2015
Description of expertise and experience
•
Experience in accounting, remuneration and ﬁnancial management roles, as well as legal and mining experience, allowing members to ensure our remuneration is aligned with industry standards, best practice and legislation
•
Knowledge of the duties and responsibilities of board and executive positions, allowing realistic key performance indicators to be related to remuneration
CORPORATE GOVERNANCE CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  177
Governing Harmony
Remuneration committee
Primary functions
•
Ensures directors and executive managers are fairly rewarded for their contribution to Harmony’s performance
•
Assists the board in monitoring, reviewing and approving Harmony’s compensation policies and practices, and in administrating its share incentive schemes
•
Operates as an independent overseer of the group remuneration policy and makes recommendations to the board for ﬁnal approval
Key activities and actions in FY15
•
Reviewed and recommended the remuneration policy to the board for inclusion in the notice to the annual general meeting for consideration by the shareholders as a non-binding advisory resolution (www.har.co.za/15/download/HAR-RS.pdf)
•
Reviewed and recommended the remuneration report to be included in the integrated annual report (page 190)
•
Reviewed and recommended the non-executive directors’ fees to the board for consideration and approval by shareholders. For more information, refer to the Report to Shareholders 2015, which is available at www.har.co.za/15/download/HAR-RS15.pdf
•
Reviewed and recommended executive directors’ and executive management’s annual salary increases (page 190). No increases were awarded to any of the non-executive directors, executive directors or executive management in FY15.
•
Reviewed the annual salary increases of the company secretary and the head of internal audit. No management salary increases were awarded in FY15.
•
Reviewed a comprehensive benchmark on incentive schemes in the industry and made the necessary recommendations to the board. Please refer to the remuneration report for more information (page 190).
The details of these activities are contained in this committee’s report, which can be found on page 190.
Social and ethics committee
Members
•
Modise Motloba* (chairman)
•
Joaquim Chissano*
•
Fikile De Buck*
•
Cathie Markus*
•
Mavuso Msimang*
•
John Wetton*
* Independent non-executive
Description of expertise and experience
•
Proven experience in the ﬁelds of sustainable and business development in Africa, community affairs, government relations, the drafting and implementing of charters, international relations and global leadership
•
This collected experience of committee members brings with it the skills and relationships necessary to ensure Harmony can contribute to meaningful change through its social development and transformation work. In addition, this experience adds weight to the committee’s ability to enforce the code of ethics within Harmony
Primary functions
•
Oversees policy and strategies pertaining to occupational health and employee well-being, environmental management, corporate social responsibility, human resources and ethics management
•
Monitors implementation of policies and strategies by executives and their management teams for each discipline referred to above
•
Assesses compliance of the company against relevant regulations
•
Reviews material issues in each of the above disciplines to evaluate their relevance in the reporting period, and to identify additional material issues that warrant reporting, including sustainability related key performance indicators and levels of assurance
Key activities and actions in FY15
•
Reviewed and recommended the social and ethics committee report to be included in the integrated annual report
•
Reviewed and considered the social, economic and environmental issues affecting the company’s business
•
Reviewed and considered the effect that the company’s operations had on the economic, social and environmental well-being of communities, as well as signiﬁcant risks within the ambit of the committee’s responsibilities
•
Approved material elements of sustainability reporting and the key performance indicators which were externally assured
•
Considered and monitored the company’s employment relationships
•
Attended a site visit to the company’s bio-energy project in the Free State, had lunch at the Masimong 5 hostel and visited the
Masimong health hub
This committee’s report can be found on page 22.
continued

178  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Technical committee
Members
•
André Wilkens (chairman)
•
Ken Dicks*
•
Cathie Markus*^
•
Vishnu Pillay*
•
Karabo Nondumo*
* independent non-executive
^ resigned from the committee on 7 May 2015
Description of expertise and experience
•
Decades of experience in the mining industry, particularly in gold, mining technology and mining engineering
•
Strong research skills
•
This experience allows members to grasp fully the technical and operational challenges facing Harmony and lend their knowledge to the tasks required of them
Primary functions
•
Provides a platform to discuss strategy, performance against targets, operational results, projects and safety
•
Informs the board of key developments, progress against objectives and the challenges facing operations
•
Reviews strategic plans before recommending such to the board for approval
•
Provides technical guidance and support to management
Key activities and actions in FY15
•
Monitored exploration in South Africa and Papua New Guinea
•
Monitored all South African and Papua New Guinean operations
•
Reviewed and recommended to the board the annual budget and business plans of the company
•
Monitored safety across all operations
•
Attended an underground site visit to Phakisa. Also visited the Phakisa health hub and ice plants.
During the review period, the majority of members of all board committees were independent non-executive directors. All board committees were chaired by an independent non-executive director, except for the technical committee chaired by André Wilkens
(a non-independent, non-executive director). The board is conﬁdent that André’s leadership as chairman of the technical committee is in the best interest of the company, based on his extensive knowledge of the speciﬁc areas of responsibilities of that committee.
BOARD AND BOARD COMMITTEE MEETING ATTENDANCE
Board
Audit and risk
Nomination
Remuneration
Technical
Investment
Social and ethics
Number of meetings
5
5
3
5
8
4
5
Patrice Motsepe
(chairman)
5
–
3
–
–
–
–
Modise Motloba
(deputy chairman)
5
3
2
–
–
–
5
Joaquim Chissano
4
–
2
–
–
–
2
Fikile De Buck
4
3
3
4
–
–
4
Ken Dicks
5
–
–
–
8
4
–
Simo Lushaba
4
4
–
4
–
4
–
Cathie Markus
5
–
–
5
4***
4
4
Mavuso Msimang
4
–
3
–
–
–
2
Karabo Nondumo
5
4
–
4*
8
–
–
Vishnu Pillay
5
–
–
0**
8
4
–
John Wetton
5
5
–
5
-
4
5
André Wilkens
5
–
–
5
8
4
–
Graham Briggs
5
–
–
–
–
–
–
Frank Abbott
4
–
–
–
–
–
–
Mashego Mashego
4
–
–
–
–
–
–
–
Not applicable
*
Resigned from the committee on 7 May 2015
**   Appointed to the committee on 7 May 2015
***  Resigned from the committee on 7 May 2015
CORPORATE GOVERNANCE CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  179
COMPANY SECRETARY
In terms of section 3.84(i) and (j) of the JSE Listings Requirements, the board has, on the recommendation of the nomination committee, considered the performance, qualiﬁcations, level of experience and competence of the company secretary. The board is satisﬁed that Riana Bisschoff is sufﬁciently competent, qualiﬁed and experienced to act as Harmony’s company secretary. The board is further satisﬁed that Riana is not a director of the board or any of the company’s subsidiaries and that she maintained an arm’s-
length relationship with the board during FY15.
The following information was taken into consideration during the review:
Riana Bisschoff (LLB, LLM) is a qualiﬁed attorney, conveyancer and notary. She has been a company secretary for the past 11 years (eight years in a listed environment). Riana was appointed group company secretary in March 2012, and is fully supported by the board and management. She plays an active role in achieving good corporate governance, supporting the chairman and the board in:
•
Ensuring the effective functioning of the board
•
Providing guidance to the chairman, board and directors of Harmony’s subsidiaries on their responsibilities and duties in the prevailing regulatory and statutory environment
•
Raising matters that may warrant the attention of the board
The company secretary assists in ensuring that the board’s decisions and instructions are clearly communicated and is available as a central source of guidance and advice in Harmony on matters of ethics.
BOARD EVALUATION
The board conducts annual self-assessments of its own performance, as well as the performances of its board committees, individual directors and the chairman. The audit ﬁrm, KPMG, assists with this, adding independence to the process. From this process, a full report on the ﬁndings and recommendations is drawn up, and the board implements any changes necessary during the following
ﬁnancial year. The administrative recommendations made during the FY15 assessment process will be addressed during FY16.
LEGISLATIVE COMPLIANCE
Relevant Global Reporting Initiative indicators: G4-SO7, G4-SO8
One of the duties of the board is to ensure that Harmony complies with all applicable laws, in both South Africa and Papua New
Guinea, and that it adheres to non-binding rules, codes and standards.
We are in the process of ﬁnalising a revised compliance strategy which will serve as a framework for an overriding, renewed monitoring system.
Harmony paid no signiﬁcant ﬁnes in any of its areas of operation and had no actions brought against it for anti-competitive behaviour, or for anti-trust or monopoly practices during FY15. See page 22 for the social and ethics committee report and page
202 for the audit and risk committee report.
Given the importance of public policy and our strategic objective of maintaining our licence to operate, we have increased our engagement in recent years with the South African government on policy, often through the Chamber of Mines. One such example is the engagement we had, through the Chamber of Mines, on carbon taxes and the Mining Charter, especially as it relates to ownership and section 54 applications in the mine health and safety arena.
We have also engaged with Eskom and the energy regulator on issues that could have an impact on our operations, such as security of the power supply, the cost of electricity and potential carbon taxes.
Governing Harmony

180  Harmony Gold Mining Company Limited Integrated Annual Report 2015
ROTATION OF DIRECTORS
Aligning with King III and with Harmony’s memorandum of incorporation, one-third of the board’s non-executive directors must retire from ofﬁce at each annual general meeting. These will be the non-executive directors who have been in ofﬁce the longest since their last election. In addition, those directors appointed following the last annual general meeting held are also expected to stand down for election by shareholders following their respective appointments.
In line with this, the directors who will retire at this year’s annual general meeting are:
•
Fikile De Buck
•
Joaquim Chissano
•
Modise Motloba
•
Patrice Motsepe
Their curricula vitae are available on pages 28 to 32.
CODE OF ETHICS
Relevant Global Reporting Initiative indicators: G4-S05
Developed to respond to the challenge of ethical conduct in the business environment, our code of ethics commit Harmony, our employees and our contractors to the highest moral standards, free from conﬂicts of interest. Over the past few years we have done extensive work in enshrining our ﬁve values – safety, accountability, achievement, connectedness and honesty – into everyday behaviour at Harmony, through constructive employee engagement. These values underpin our code of ethics and align it with our strategy.
Every second year the board reviews the code of ethics, while its application within Harmony is continually monitored by management.
Our ethics programme is also subject to independent assurance as part of the internal audit coverage plan.
Our management ethics committee monitors our ethical culture and integrity. It also assesses declarations of interest in terms of the code of conduct and provides feedback to the executive committee, which then reports to the board’s social and ethics committee.
As a result, ethics are discussed and examined at every level of management within the company.
The social and ethics committee of the board is in the process of reviewing a draft code of conduct which will replace our current code of ethics. We continue to improve our efforts to adhere to good corporate governance and ethical standards. Making our codes easier to read and understand is part of this process.
The code of ethics encourages employees and other stakeholders to report any suspected irregularities. This can be done anonymously through a 24-hour crime line (which is managed by external auditing specialists), as well as other channels. All incidents reported are investigated and monitored by the white-collar crime committee, which comprises managers representing various disciplines in the company and reports to the management ethics committee.
The identity of any employee or stakeholder who reports non-compliance with the code of ethics is protected. Our anonymous ethics hotline number is +27 (0) 800 21 23 39 and is widely advertised throughout the organisation.
RESTRICTIONS ON SHARE DEALINGS
During price-sensitive periods, our employees and directors are prohibited from dealing in Harmony shares. Written notice of these restricted periods is communicated to employees and directors by the company secretary. In terms of regulatory and governance standards, directors and employees are required to disclose any dealings in Harmony shares in accordance with the JSE Listings
Requirements. The clearance procedure for directors and executive management to deal in Harmony shares is regulated by the company’s policy on trading in shares and insider trading.
CORPORATE GOVERNANCE CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  181
INFORMATION TECHNOLOGY GOVERNANCE
The board recognises that information technology is integral to doing business today, and fundamental in supporting the sustainability and growth of our company. Accordingly, the focus of our information technology division is to ensure accurate, reliable and timely information that supports effective reporting and appropriate management of our business to enable Harmony to achieve its sustainability objectives.
The audit and risk committee monitors the return on investment from signiﬁcant information technology projects. Information technology management ensures that the key elements of appropriate project management principles are applied to all information technology projects. A management information technology steering committee has oversight of various information technology aspects, including governance, compliance and business continuity.
Formal processes are in place to protect and manage information, including sensitive information processed by the company.
POLITICAL DONATIONS
Relevant Global Reporting Initiative indicators: G4-SO6
Harmony has a political donations policy. We made no political donations for the year under review.
SARBANES-OXLEY
In line with New York Stock Exchange listing requirements, we comply with the Sarbanes-Oxley Act. Details of this compliance and relevant processes can be found in our Form 20-F for FY15, which is available at www.harmony.co.za/investors/reporting/20f from
23 October 2015.
ACCESS TO INFORMATION
Harmony complies with the Promotion of Access to Information Act 2000, which protects the constitutional right to information that is required to exercise or protect a right. The purpose of this legislation is to foster a culture of transparency and accountability in both public and private bodies, and to promote a society in which all South Africans are enabled to enjoy their rights. For more on this see our website: www.harmony.co.za/sustainability/governance#policies. The company received no requests for access to information during FY15.
HUMAN RIGHTS
Relevant Global Reporting Initiative indicators: G4-HR1, G4-LA14, G4-HR3, G4-HR9, G4-HR10, G4-HR12, G4-SO3, G4-S03
Harmony recognises that human rights should be integrated into all that we do and, through the entrenchment of our values, we endeavour to do this every day.
In line with the Companies Act, the social and ethics committee’s responsibilities include monitoring of the company’s standing in terms of the goals and purposes of the ten principles set out in the United Nations Global Compact. The United Nations Global
Compact asks companies to embrace, support and enact, within their sphere of inﬂuence, a set of core principles in the areas of human rights, labour standards, the environment and anti-corruption. The social and ethics committee monitors our performance regarding these principles, based on the various reports submitted to them in terms of the committee’s annual work plan.
We acknowledge that human rights cannot be limited to how we conduct our business, but must also be considered when we consider our business partnerships with other companies involved in our supply chain. We screen prospective suppliers on their level of legal compliance and compare their business practices with those prescribed in our code of ethics. This ensures that they behave in a way that Harmony believes is appropriate and that is aligned with our values.
During the year under review, we did not identify any human rights infringements on the part of companies involved in our supply chain, nor did we terminate any relationships on this basis. Furthermore, no human rights grievances were recorded against Harmony.
Governing Harmony

182  Harmony Gold Mining Company Limited Integrated Annual Report 2015
KING III COMPLIANCE REPORT: FY15
In South Africa, in terms of the JSE Limited Listings Requirements as well as the King Report on Governance for South Africa and the
King Code of Governance Principles (King III), companies are required to disclose compliance with the latter in the current reporting year. The table below details Harmony’s compliance status as at 23 October 2015. We provide supplementary information in support of the application of each of these governance standards within our company.
Principle
Applied
Explanation/comment
Principle 1.1
The board should provide effective
leadership based on an ethical
foundation.
The board of directors has established management structures and processes based on ethical values and good corporate governance principles, ensuring
Harmony’s business is sustainable in terms of our ﬁnancial, social and environmental performance.
The board is governed by its terms of reference available at www.harmony.
co.za/sustainability/governance.
Principle 1.2
The board should ensure the
company is and is seen to be a
responsible corporate citizen.
Responsible citizenship is a core principle underpinning Harmony’s values and a key component of the board’s terms of reference. Through its social and ethics committee, the board ensures the company remains a committed, socially responsible corporate citizen. For more information refer to the social and ethics committee report on page 22 of the Integrated Annual Report 2015 and for the social and ethics committee terms of reference please refer to https://www.
harmony.co.za/sustainability/governance#policies on our website.
Principle 1.3
The board should ensure the
company’s ethics are managed
effectively.
Harmony’s code of ethics (the code) (http://www.harmony.co.za/sustainability/
governance) were adopted and updated to respond to the challenge of ethical conduct in the business environment. For more information on the code of ethics, refer to page 180 of the Integrated Annual Report 2015.
Principle 2.1
The board should act as the focal
point for and custodian of corporate
governance.
The board advocates effective, responsible leadership and aims to lead by example. Governance structures and processes are regularly reviewed and adapted to accommodate internal developments and reﬂect national and international best practice while considering the best interests of the company.
Principle 2.2
The board should appreciate that
strategy, risk, performance and
sustainability are inseparable.
As reﬂected in its terms of reference, and as is evident from the content of the integrated annual report, the board appreciates that strategy, risk, performance and sustainability are inseparable. The board annually considers and reviews the company’s strategy relative to its risks, performance and sustainability at a strategy session arranged speciﬁcally for this purpose.
Principle 2.3
The board should provide effective
leadership based on an ethical
foundation.
Refer to principle 1.1.
Principle 2.4
The board should ensure the
company is and is seen to be a
responsible corporate citizen.
Refer to principle 1.2.
KING III COMPLIANCE
SCORECARD

Harmony Gold Mining Company Limited Integrated Annual Report 2015  183
Principle
Applied
Explanation/comment
Principle 2.5
The board should ensure the
company’s ethics are managed
effectively.
Refer to principle 1.3.
Principle 2.6
The board should ensure the
company has an effective and
independent audit committee.
The board has approved the mandate for the audit committee, which includes monitoring risk management. At Harmony, the committee is, therefore, known as the audit and risk committee. In FY15, the committee again complied with the legal, regulatory and other responsibilities assigned to it by the board in terms of its terms of reference. These are detailed in this committee’s report – on page 202 of the Integrated Annual Report 2015 – which conﬁrms the audit and risk committee’s effectiveness and independence.
Principle 2.7
The board should be responsible for
the governance of risk.
Refer to principle 2.6. The board is assisted in this by the audit and risk committee, ensuring that any signiﬁcant risks facing Harmony are adequately addressed. For more information, refer to the risk management report on page
202 of Integrated Annual Report 2015.
Principle 2.8
The board should be responsible for
information technology governance.
The audit and risk committee oversees and monitors information technology governance on behalf of the board, and views this as an important aspect of risk management. Refer to the audit and risk committee report on page 202 of
Integrated Annual Report 2015.
Principle 2.9
The board should ensure the
company complies with applicable
laws and considers adherence
to non-binding rules, codes and
standards.
Refer to a discussion of our legislative compliance on page 179 of the Integrated
Annual Report 2015.
Principal 2.10
The board should ensure there is an
effective risk-based internal audit.
The internal audit function assists the board and management by independently reviewing the adequacy and effectiveness of Harmony’s systems of internal control. Signiﬁcant ﬁndings are reported to the audit and risk committee and follow-up audits are conducted in areas where signiﬁcant internal control weaknesses are found. Harmony has an in-house internal audit function and co-
sourced arrangements with audit ﬁrms to provide assurance on the effectiveness of governance, risk management and the internal control environment.

The purpose, authority and responsibility of the internal audit function are formally documented in the internal audit charter as approved by the audit and risk committee.
Principle 2.11
The board should appreciate that
stakeholders’ perceptions affect the
company’s reputation.
The board considers and responds to the legitimate interests and expectations of Harmony’s stakeholders. The social and ethics committee receives quarterly reports on stakeholder engagement, and reports thereon at board meetings.
Board members are also regularly apprised of stakeholder perceptions after management road shows and other shareholder engagements. For more information on the company’s stakeholder engagements, refer to page 52 of the Integrated Annual Report 2015.
Principle 2.12
The board should ensure the
integrity of the company’s
integrated report.
The integrated report is reviewed by the audit and risk committee with the assistance of the social and ethics committee (on sustainability matters). The report is recommended to the board for approval.
Governing Harmony

184  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Principle
Applied
Explanation/comment
Principle 2.13
The board should report on the
effectiveness of the company’s
system of internal controls.
Refer to principle 2.10.
Principle 2.14
The board and its directors should
act in the best interests of the
company.
The board debates issues rationally and with sufﬁcient information from management to reach an objective assessment. All directors are mindful of their duty to act in the best interests of the company. The board has approved a policy for dealing in Harmony shares which applies to directors, prescribed ofﬁcers and selected employees.
Principle 2.15
The board should consider business-
rescue proceedings or other
turnaround mechanisms as soon as
the company is ﬁnancially distressed
as deﬁned in the Companies Act.
Twice a year, the board assesses Harmony’s ability to continue as a going concern and monitors its ﬁnancial performance quarterly to assess whether the company is ﬁnancially distressed for the purposes of considering business-rescue proceedings and to ensure sound ﬁnancial management. In addition, the board receives a quarterly update on the operations and the ﬁnancial position of the company through the technical, investment and audit and risk committees as well as at the board meeting.
Principle 2.16
The board should elect a chairman
who is an independent non-
executive director. The chief
executive ofﬁcer of the company
should not also fulﬁl the role of
chairman of the board.

Johannesburg Stock Exchange
Listings Requirement, section 3.84(c).
For a discussion of our board leadership, refer to page 172 of the Integrated
Annual Report 2015. Our chairman is not considered to be independent and therefore, we appointed a Lead Independent Director.

The chief executive ofﬁcer of the company is not the chairman of the board.
Principle 2.17
The board should appoint the chief
executive ofﬁcer and establish a
framework for the delegation of
authority.
The board appointed Graham Briggs as the company’s chief executive ofﬁcer with effect from 1 January 2008. During 2012, his term of employment as chief executive ofﬁcer was extended to 31 October 2016 . Graham however decided to retire earlier and will remain the company’s chief executive ofﬁcer until a new chief executive ofﬁcer is appointed. The existing delegation of authority is revised and refreshed when necessary and at least every second year to keep it updated with any changes that may affect the authority framework.
Principle 2.18
The board should comprise a
balance of power, with a majority
of non-executive directors. The
majority of non-executive directors
should be independent.

Johannesburg Stock Exchange
Listings Requirement, section
3.84(b).
For a discussion of our board leadership, refer to page 172 of the Integrated
Annual Report 2015.
Principle 2.19
Directors should be appointed
through a formal process.
Johannesburg Stock Exchange
Listings Requirement, section
3.84(a).
For a discussion on the appointment of directors, refer to page 173 of the
Integrated Annual Report 2015.
KING III COMPLIANCE SCORECARD CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  185
Principle
Applied
Explanation/comment
Principle 2.20
The induction and on-going training
and development of directors
should be conducted through
formal processes.
For a discussion on board induction and training, refer to page 173 of the
Integrated Annual Report 2015.
Principle 2.21
The board should be assisted by a
competent, suitably qualiﬁed and
experienced company secretary

Johannesburg Stock Exchange
Listings Requirement, section
3.84(i)&(j).
For a discussion on the company secretary, refer to page 179 of the Integrated
Annual Report 2015.
Principle 2.22
The evaluation of the board, its
committees and individual directors
should be performed every year.
For a discussion on the evaluation of the board, refer to page 179 of the
Integrated Annual Report 2015.
Principle 2.23
The board should delegate certain
functions to well-structured
committees without abdicating its
own responsibilities.

Johannesburg Stock Exchange
Listings Requirement, section
3.84(d).
For a discussion of the board committees, refer to page 174 of the Integrated
Annual Report 2015.
Principle 2.24
A governance framework should be
agreed between the group and its
subsidiary boards.
The board reviewed its delegation of authority and approved a revised delegation of authority framework on 25 August 2014.
Principle 2.25
Companies should remunerate their
directors and executives fairly and
responsibly.
For more information on Harmony’s remuneration policy, refer to the remuneration report on page 190 of the Integrated Annual Report 2015.
Principle 2.26
Companies should disclose the
remuneration of each director and
certain senior executives.
Refer to the remuneration report on page 190 of the Integrated Annual Report
2015.
Principle 2.27
Shareholders should approve the
company’s remuneration policy.
The company’s remuneration policy is presented to shareholders for a non-
binding advisory vote at each annual general meeting. Refer to the FY15 notice of the annual general meeting contained in the Report to Shareholders 2015
(www.har.co.za/15/download/HAR-RS15.pdf).
Principle 3.1
The board should ensure the
company has an effective and
independent audit committee.
Refer to principle 2.6.
Principle 3.2
Audit committee members should
be suitably skilled and experienced
independent non-executive
directors.
All ﬁve members of the audit and risk committee are independent non-executive directors. The board is satisﬁed that members of this committee collectively have the appropriate knowledge and experience to fulﬁl their mandate. For more information on the audit and risk committee, refer to page 202 of the
Integrated Annual Report 2015.
Governing Harmony

186  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Principle
Applied
Explanation/comment
Principle 3.3
The audit committee should be
chaired by an independent non-
executive director.
The chairman of this committee is an independent non-executive director.
Principle 3.4
The audit committee should oversee
integrated reporting.
Refer to the audit and risk committee report on page 202 of the Integrated
Annual Report 2015. Also refer to principle 2.12 and principle 9.2.
Principle 3.5
The audit committee should ensure
that a combined assurance model
is applied to provide a coordinated
approach to all assurance activities.
Refer to the audit and risk committee report on page 202 of the Integrated
Annual Report 2015.
Principle 3.6
The audit committee should satisfy
itself of the expertise, resources
and experience of the company’s
ﬁnance function.

Johannesburg Stock Exchange
Listings Requirement, section
3.84(g)&(h).
Refer to the audit and risk committee report on page 202 of the Integrated
Annual Report 2015.
Principle 3.7
The audit committee should be
responsible for overseeing the
internal audit function.
Refer to principle 2.10.
Principle 3.8
The audit committee should be
an integral component of the risk
management process.
Management is responsible for implementing effective risk management processes. This is overseen by the audit and risk committee on behalf of the board. A comprehensive report on risk management appears on page 41 of the
Integrated Annual Report 2015.
Principle 3.9
The audit committee is
responsible for recommending
the appointment of the external
auditor and overseeing the external
audit process.
Refer to the audit and risk committee report on page 202 of the Integrated
Annual Report 2015.
Principle 3.10
The audit committee should report
to the board and shareholders on
how it has discharged its duties.
The audit and risk committee reports to the board each quarter on how it has discharged its statutory duties, as well as those assigned to it by the board.
This information is also disclosed for the period under review in the Integrated
Annual Report 2015 (page 202).
Principle 4.1
The board should be responsible for
the governance of risk.
Refer to principle 2.7.
Principle 4.2
The board should determine the
levels of risk tolerance.
Refer to the audit and risk committee report on page 202 of the Integrated
Annual Report 2015.
Principle 4.3
The risk committee or audit
committee should assist the board in
carrying out its risk responsibilities.
Refer to principle 2.7.
KING III COMPLIANCE SCORECARD CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  187
Principle
Applied
Explanation/comment
Principle 4.4
The board should delegate to
management the responsibility to
design, implement and monitor the
risk management plan.
The risk management policy and plan is implemented by management through coordinated risk management processes. Oversight of these processes lies with the audit and risk committee.
Principle 4.5
The board should ensure risk
assessments are performed on a
continual basis.
Risk identiﬁcation, assessment, response and monitoring are performed on a weekly basis at operational level while the executive committee reviews the corporate/strategic risk proﬁle each quarter. Management provides formal quarterly risk reports to the audit and risk committee.
Principle 4.6
The board should ensure
frameworks and methodologies
are implemented to increase
the probability of anticipating
unpredictable risks.
Refer to principle 4.5.
Principle 4.7
The board should ensure that
management considers and
implements appropriate risk
responses.
Refer to principle 4.5.
Principle 4.8
The board should ensure continual
risk monitoring by management.
Refer to principle 4.5.
Principle 4.9
The board should receive assurance
regarding the effectiveness of the
risk management process.
Management provides formal risk reports to the audit and risk committee each quarter. In addition, evaluation of the risk management process forms part of the internal audit coverage plan.
Principle 5.1
The board should be responsible
for information technology (IT)
governance.
Refer to principle 2.8.
Principle 5.2
Information technology should
be aligned with the performance
and sustainability objectives of the
company.
The board recognises that information technology is integral to doing business today, and fundamental in supporting the sustainability and growth of our company. Accordingly, the focus of our information technology division is ensuring accurate, reliable and timely information that supports effective reporting and appropriate management of our business to enable Harmony to achieve its sustainability objectives.
Principle 5.3
The board should delegate to
management the responsibility for
implementation of an information
technology governance framework.
Management is responsible for implementing the information technology governance framework.
Principle 5.4
The board should monitor and
evaluate signiﬁcant information
technology investments and
expenditure.
The audit and risk committee monitors the return on investment from signiﬁcant information technology projects. Information technology management ensures that key elements of appropriate project management principles are applied to all information technology projects.
Principle 5.5
Information technology should form
an integral part of the company’s
risk management.
A management information technology steering committee has oversight of various aspects of information technology, including governance, compliance and business continuity.
Governing Harmony

188  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Principle
Applied
Explanation/comment
Principle 5.6
The board should ensure
information assets are managed
effectively.
Formal processes are in place to protect and manage information, including sensitive information processed by the company.
Principle 5.7
A risk committee and audit
committee should assist the board
in carrying out its information
technology responsibilities.
Refer to principle 2.8.
Principle 6.1
The board should ensure the
company complies with applicable
laws and considers adherence
to non-binding rules, codes and
standards.
Refer to principle 2.9.
Principle 6.2
The board and each director should
have a working understanding
of the effect of applicable laws,
rules, codes and standards on the
company and its business.
Refer to principle 2.20.
Principle 6.3
Compliance risk should form an
integral part of the company’s risk
management process.
Refer to principle 2.7.
Principle 6.4
The board should delegate to
management the implementation of
an effective compliance framework
and processes.
Refer to principle 2.9.
Principle 7.1
The board should ensure there is an
effective risk-based internal audit.
Refer to principle 2.10.
Principle 7.2
Internal audit should have a risk-
based approach to its plan.
A fully risk-based audit coverage plan has been developed and approved by the audit and risk committee. This is in line with activities surrounding the roll out of the enterprise risk management strategy, coupled with the combined assurance strategy.
Principle 7.3
Internal audit should provide
a written assessment of the
effectiveness of the company’s
system of internal control and risk
management.
Internal audit provides an annual written assessment to the audit and risk committee. This assessment is in accordance with the annual coverage plan.
Principle 7.4
The audit committee should be
responsible for overseeing internal
audit.
Refer to principle 2.10.
Principle 7.5
Internal audit should be strategically
positioned to achieve its objectives.
Refer to principle 2.10.
KING III COMPLIANCE SCORECARD CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  189
Principle
Applied
Explanation/comment
Principle 8.1
The board should appreciate that
stakeholders’ perceptions affect a
company’s reputation.
Refer to principle 2.11.
Principle 8.2
The board should delegate to
management to proactively deal
with stakeholder relationships.
For an overview of our stakeholder engagement, refer to page 52 of the
Integrated Annual Report 2015.
Principle 8.3
The board should strive to achieve
the appropriate balance between
its various stakeholder groupings, in
the best interests of the company.
A formal stakeholder engagement policy was approved by the social and ethics committee on behalf of the board in August 2013 and is reviewed every second year. For an overview of our stakeholder engagement, refer to page 52 of the
Integrated Annual Report 2015.
Principle 8.4
Companies should ensure the
equitable treatment of shareholders.
All shareholders, including minority shareholders, are treated equally. The company abides by the requirements of the JSE Limited and New York Stock
Exchange, ensuring that full, equal and timeous public disclosure is made to all shareholders and the general public on any price-sensitive activities on the part of Harmony.
Principle 8.5
Transparent and effective
communication with stakeholders
is essential for building and
maintaining their trust and
conﬁdence.
In terms of our stakeholder engagement policy and in line with our corporate values of honesty and connectedness, the board provides information to stakeholders that are complete, timely, relevant, accurate and easily accessible.
Principle 8.6
The board should ensure disputes
are resolved as efﬁciently and
expeditiously as possible.
The audit and risk committee monitors all material legal disputes and reports to the board quarterly. Proper dispute resolution practices are in place.
Principle 9.1
The board should ensure the
integrity of the company’s
integrated report.
Refer to principle 2.12.
Principle 9.2
Sustainability reporting and
disclosure should be integrated with
the company’s ﬁnancial reporting.
Refer to principle 2.12 and principle 3.4.
Principle 9.3
Sustainability reporting and
disclosure should be independently
assured.
Each year, selected key performance indicators – those most material to stakeholders’ understanding of our performance – are independently assured.
In recent years, we have steadily aimed at increasing the number of indicators assured, as well as the depth of this assurance. The social and ethics committee, under its terms of reference, approves the material elements of sustainability reporting over which the external assurance provider should provide assurance and ensures that a formal process of assurance on sustainability reporting is established through the audit and risk committee.
Governing Harmony

190  Harmony Gold Mining Company Limited Integrated Annual Report 2015
REMUNERATION COMMITTEE
CHAIRMAN’S LETTER
I have pleasure in submitting the annual remuneration report for FY15 on behalf of the remuneration committee and the board.
During the year we engaged with many of our shareholders who had given feedback regarding our reporting process on remuneration or aspects of our remuneration policies and procedures. We have reviewed and enhanced our remuneration reporting using the valuable inputs contained in those comments and in line with best practice, with the aim of improving our communication. Our focus has been on actions taken during the year to incorporate shareholder feedback and to provide a clear illustration of how our remuneration policies and practices are closely tied to our company strategy
– ultimately reinforcing our belief in ‘pay for performance’.
During the year we also undertook an extensive review of our short- and long-term incentive schemes. Again, the comments and concerns raised by shareholders have been taken into consideration as part of this review process, and the review has resulted in us making some changes to our long-term incentive schemes. These changes are highlighted throughout the relevant sections in the report. They include the removal of gold production as a performance measure for the long-term incentives, and a change to the way we test performance measures for performance shares. Additional changes requiring shareholder approval are discussed below and are also included in the notice of our annual general meeting for our shareholders’ consideration.
This year, in line with leading international best practice and with best practice in South
Africa, we have split the report into two sections:
•
Part one: remuneration, governance and policy
•
Part two: remuneration outcomes during the year under review.
As before, this remuneration report continues to focus on the remuneration of executive directors and prescribed ofﬁcers as well as on the fees paid to non-executive directors.
We rely on carefully designed variable pay structures which require certain levels of performance against activities that are of primary importance to the sustainability and success of our business. We continually reassess these measures to ensure that they are aligned with our group strategy. We also give an overview of our employee share-
option scheme, the Tlhakanelo Employee Share Trust, which aims to give our non-
managerial employees an opportunity to beneﬁt as Harmony shareholders.
For more on the committee and its activities during the year under review see the governance report on page 176 of the Integrated Annual Report 2015.
Cathie Markus
Chairman, remuneration committee
23 October 2015
Cathie Markus
Chairman, remuneration committee
REMUNERATION
REPORT
“
WE RELY ON CAREFULLY
DESIGNED VARIABLE
PAY STRUCTURES
WHICH REQUIRE
CERTAIN LEVELS
OF PERFORMANCE
AGAINST ACTIVITIES
THAT ARE OF PRIMARY
IMPORTANCE TO THE
SUSTAINABILITY AND
SUCCESS OF OUR
BUSINESS”

Harmony Gold Mining Company Limited Integrated Annual Report 2015  191
Governing Harmony
PART ONE: REMUNERATION, GOVERNANCE AND POLICY
REMUNERATION COMMITTEE
The remuneration committee is the custodian of Harmony’s remuneration policy and its implementation.
No member of the committee has a personal interest in the outcome of decisions made, and ﬁve of its six members are independent non-executive directors.
For more information on the composition, primary functions, activities and actions of this committee, refer to the Corporate
Governance section on page 172. The terms of reference of this committee are available at www.harmony.co.za/sustainability/
governance#policies.
The main focus areas for the remuneration committee during the year were as follows:
•
Review the short-term incentive scheme and the applicable performance measures
•
Review the long-term incentive scheme, including the use of share appreciation rights, and the performance measures applied to performance shares
•
Executive and non-executive remuneration benchmarking
•
Review of and engagement on shareholder concerns
•
Approval and recommendation of the remuneration report
HARMONY’S REMUNERATION POLICY – ALIGNED WITH STRATEGY
Harmony’s reward strategy underpins our business strategy of producing proﬁtable ounces, safely. In order to achieve this, we rely on experienced, skilled teams who live our values and play their role in maintaining stakeholder relationships, in growing proﬁts, and in maintaining a sustainable company.
Our remuneration policy has been designed with this strategy in mind – to attract and retain these experienced, skilled teams, and to motivate them to deliver superior performance and achieve our key business goals. To ensure that this happens, we need to be certain that all elements of our remuneration and wider reward offerings are market competitive and properly calibrated.
In determining remuneration, the remuneration committee takes into account shareholders’ interests and the ﬁnancial health of the company.
BOARD REMUNERATION (NON-EXECUTIVE DIRECTORS)
Harmony’s philosophy regarding the remuneration of non-executive directors is to ensure that they are fairly rewarded for their contributions to the company’s overall performance.
Non-executive directors’ fees are reviewed annually to ensure that they remain competitive. In line with the recommendations of
King III, our non-executive directors are paid a retainer for board meetings and an attendance fee for every board meeting attended.
Non-executive directors also receive a retainer for serving on a committee. In addition, an ad hoc fee is paid for special meetings or attendance to company business, per day.
Non-executive directors, including the chairman, do not receive share options or other incentive awards correlated with the share price or group performance as these may impair their ability to provide impartial oversight and advice.
The proposed fees for FY16 are set out in the notice of annual general meeting on page 30 in the Report to Shareholders 2015.

192  Harmony Gold Mining Company Limited Integrated Annual Report 2015
REMUNERATION REPORT CONTINUED
REMUNERATION MIX AT HARMONY
Harmony chooses to adopt an integrated approach to rewarding its employees.
The graphs below illustrate the designed outcome of the total remuneration package for the chief executive ofﬁcer, ﬁnancial director, executive director and prescribed ofﬁcers, based on achieving targeted performance. The guaranteed pay, short-term incentives and long-term incentives are expressed as a percentage of total remuneration.
The graphs depicting actual payment can be found in Part Two, on page 196 of this Remuneration Report.
These elements of the remuneration package are discussed in more detail below:
KEY ELEMENTS OF HARMONY’S REMUNERATION STRUCTURE
Reward elements
Remuneration strategy
Guaranteed pay
In reviewing and approving levels of guaranteed pay, the committee ensures that the guaranteed pay portion of remuneration is aligned with similar roles in the market sector in which we operate and the contribution made by employees.
To compete effectively for skills in a challenging employment market, we identify the target market against which to benchmark guaranteed pay. This target market includes those organisations or companies that employ similar skills sets to those which we require. Comparisons are made predominantly with the mining and resources sectors to ensure that Harmony is competitive.
Harmony aims for guaranteed pay levels relative to the median of the target market.
Guaranteed pay is inclusive of contributions by the company to a retirement fund and a medical aid scheme.
Long-term incentives
32
Short-term incentives
23
Guaranteed pay
45
On target pay mix
– chief executive (%)
Long-term incentives
25
Short-term incentives
25
Guaranteed pay
50
On target pay mix – financial director,
executive director, prescribed officers (%)

Harmony Gold Mining Company Limited Integrated Annual Report 2015  193
Reward elements
Remuneration strategy
Short-term incentive
The short-term incentive scheme provides for bonus payments. Bonus payments are:
•
based on team performance against annual targets that are reviewed annually
•
paid twice a year for all management employees in corporate, central services, medical services and central operations (including executive directors and prescribed ofﬁcers)
•
paid quarterly for designated shaft management team members and regional operations management teams
The targets on which bonus payments are based are derived from the company’s business plan which is developed in terms of the company’s strategic objectives for the year. For executive management, the measures and weightings are as follows:
Performance drivers
Weighting
Gold produced
40%
Total cost R/kg
30%
Underground grade
30%
Payment parameters:
To achieve a minimum qualiﬁcation for a bonus, Harmony must achieve at least 90% of that business plan target for a performance driver. On-target performance can result in a total bonus of 50% of guaranteed pay.
Above-target performance is capped at 100% of guaranteed pay as illustrated below:
% of business plan achieved
% of 6-month guaranteed pay
Parameter
<90
0
90
30
Threshold
100
50
Target
110
100
Maximum
>110
100
Previously, safety improvement was measured against the fatal injury frequency rate. We have re-
evaluated this measure and consider the lost-time injury frequency rate to be a more comprehensive measure of safety and have, accordingly, incorporated a measure based on improvement of the lost-time injury frequency rate.
Safety performance is applied as an adjustment in the calculation of our short-term incentive bonuses.
The company’s lost-time injury frequency rate for the total South African business plan is used to measure
Harmony’s safety performance.
If the planned safety target is achieved, 10% will be added to the overall percentage bonus paid. If the company does not achieve its safety target, up to 10% will be deducted from the overall percentage bonus paid as per the gradation scale illustrated below:
Achievement against
business plan
% added or deducted from
overall bonus percentage *
100
10%
95
5%
90
0%
85
-5%
80
-10%
*Linear interpolation between these points
Governing Harmony

194  Harmony Gold Mining Company Limited Integrated Annual Report 2015
REMUNERATION REPORT CONTINUED
Reward elements
Remuneration strategy
Long-term
(share-based)
incentive
The Harmony 2006 share plan (the plan) consists of share appreciation rights (SARs), performance shares and restricted shares.
Employees eligible for participation in the plan include executive directors, executive management and management. Non-executive directors may not participate in the plan.
The expected value of the total share reward as a percentage of guaranteed pay is:
•
70% for the chief executive ofﬁcer
•
50% for the executives and prescribed ofﬁcers
There is no repricing or surrender or re-grant of any offers. Share awards are not granted in a closed period and no backdating of awards is allowed. Rewards are settled in shares, although participants may receive, via our share scheme administrators, cash from the sale of these shares, less tax payable.
The main elements of the share plan and performance conditions are summarised below.
Share appreciation rights
Eligible employees receive annual allocations, which vest in equal thirds on the third, fourth and ﬁfth anniversaries of such allocations and lapse in the sixth year as illustrated below. The value or reward that accrues is based on the positive appreciation of the share price over time (compared to the issue price)
and continued employment. If this criteria is met, the shares become exercisable.
Grant Date
1st
Anniversary
2nd
Anniversary
3rd
Anniversary
4th
Anniversary
5th
Anniversary
6th
Anniversary
–
–
1/3 exercisable
1/3 exercisable
1/3 exercisable
All unexercised
SARs lapse
The company acknowledges shareholders’ sentiment with regard to the issuing of share appreciation rights. Such views will be considered should the company issue new share appreciation rights to executive management going forward.
Performance shares
Eligible employees receive annual conditional awards of a maximum number of performance shares. The conditional award vests after three years, if and to the extent that performance conditions have been satisﬁed. The conditional awards that do not vest at the end of the three year period will be forfeited.
Awards made since November 2014 will be tested over the full three-year performance period and will be measured on the total shareholder return of the company compared to that of the gold index as follows:
Performance
Achievement
Vesting
Full (stretch)
Outperform gold index by 20%
100%
Target
Match gold index
75%
Threshold
Underperform gold index by 20%
0%
Linear interpolation will apply between levels.
Performance measures, for awards made prior to November 2014, were based on the company’s gold production and relative share price performance against certain South African gold mining companies.
The awards were assessed and calculated annually, and accumulated over the three-year period.
Details of the awards made during FY15 can be found in Part Two of this Remuneration Report, on page 196.

Harmony Gold Mining Company Limited Integrated Annual Report 2015  195
Reward elements
Remuneration strategy
Long-term
(share-based)
incentive
continued
Restricted shares
The share plan allows for restricted shares and matching performance shares to be granted to eligible employees at the discretion of the board. The board determines the quantum and balance between restricted shares and matching performance shares.
Restricted shares vest three years from the grant date. If the grant is not exercised, partially or fully at the time, these shares remain restricted for a further three years and are supplemented by a matching grant of restricted shares. All restricted shares are then only settled after the end of a further three-year period.
The last award of new restricted shares was made in 2012.
The company acknowledges shareholders’ sentiment with regard to the issuing of restricted shares. Such views will be considered should the company issue new restricted shares going forward.
Plan limit
The approved aggregate number of shares that may be acquired by participants in the long-term incentive plan, together with any other share plan or scheme are 60 011 669 shares as approved by the members of the company at an annual general meeting held on 1 December 2010. To date, Harmony has used
6 680 515 of these approved shares.
The aggregate number of shares that may be acquired by any one participant in terms of the long-
term incentive plan together with any other share plan or scheme approved by the members shall not exceed 2 100 000 shares. To date, none of the participants has acquired an aggregate of more than
2 100 000 shares.
Proposed changes to the share plan
A proposal will be made at the forthcoming annual general meeting to amend the share plan in relation to the treatment of retiring executive management participants in respect of all future grants. It is proposed that, on retirement, the vesting of allocated shares will not be accelerated. This will ensure that participants approaching retirement remain motivated to perform according to the performance conditions, and put in place succession planning and ensure sustainability, so that shareholder value continues to be maintained and created after they retire.
For more information refer to the notice of the annual general meeting in the Report to Shareholders 2015

www.har.co.za/15/download/HAR-RS15.pdf.
Tlhakanelo Employee
Share Trust
Administered in terms of the Tlhakanelo trust, this share-based incentive scheme ensures that current and future qualifying employees participate in Harmony’s growth. Qualifying employees are those who are permanently employed by the company and who do not participate in any of the company’s other share incentive schemes.
Under the Tlhakanelo employee share scheme, each award is split into the ratio of two share appreciation rights for each ordinary share and these vest annually in equal tranches on each anniversary of the allocation date. As per the provisions of the trust deed, the last tranche of shares allocated in terms of the scheme will vest during March 2017.
Share appreciation rights are subject to a guaranteed minimum payout of R18 per share appreciation right and a maximum payout of R32 per share appreciation right on each vesting date (over the ﬁve-year period).
Prior to vesting, participants may elect to receive their shares or have these sold on their behalf.
Details of the awards made during FY15 can be found in Part Two of this Remuneration Report, on page 196.
Governing Harmony

196  Harmony Gold Mining Company Limited Integrated Annual Report 2015
REMUNERATION REPORT CONTINUED
CONTRACTS, SEVERANCE AND TERMINATION
Executive directors and executive managers have employment contracts with Harmony which include notice periods of up to 180 days. There are no balloon payments on termination, automatic entitlement to bonuses or automatic entitlement to share-based payments other than in terms of the company’s approved share incentive plans.
NON-BINDING ADVISORY VOTE
Shareholders are requested to cast a non-binding advisory vote required by King III on Part One of this remuneration report as it appears above. For more information refer to the notice of the annual general meeting in the Report to Shareholders 2015
www.har.co.za/15/download/HAR-RS15.pdf.
STAKEHOLDER FEEDBACK
We maintain open communication channels with our stakeholders, listen to feedback and take action where this is deemed to be in the best interests of the company. Based on comments received from shareholders following our FY14 remuneration report, we have enhanced our reporting and changed the parameters of our short-term and long-term incentive schemes.
PART TWO: REMUNERATION PAID DURING THE YEAR BASED ON THE POLICY
APPLICABLE AND APPROVED BY SHAREHOLDERS IN 2014
INCREASES TO GUARANTEED PACKAGE DURING THE YEAR UNDER REVIEW
An assessment of executive remuneration, and short- and long-term incentives was undertaken during FY15. This assessment was used to benchmark remuneration at Harmony and align it with prevailing market conditions and shareholders’ expectations. The survey was conducted by an independent external service provider.
Taking into consideration the prevailing market conditions, affordability and shareholders’ expectations, no increases were made to the guaranteed remuneration packages of executives and management during FY15. Illustrated below are the average percentage increases awarded during FY14 and FY15 to executives, management and unionised staff:
Unionised staff, management and executive – average salary increase FY14 to FY15 (%)
Unionised staff (July every year)
Management (January every year)
Executives (August every year)
Consumer price index
0
1
2
3
4
5
6
7
8
FY14 (July 2013 - June 2014)
FY15 (July 2014 - June 2015)
7.67%
5%
5%
6.82%
5.14%
0%
0%
5.99%

Harmony Gold Mining Company Limited Integrated Annual Report 2015  197
SHORT-TERM INCENTIVE PAYMENTS DURING THE YEAR UNDER REVIEW
During the year under review, achievement levels against the targets for the executive short-term incentive scheme were as follows:
First period FY15 (July to December 2014)
Company performance measures
Weighting
% of plan
achieved
Weighted %
Total kilograms
40
92
13.60
Total cost (R/kg)
30
93
10.80
Grade
30
102
18.00
Weighted average
–
–
42.4
Lost-time injury frequency rate adjustment
-10
Percentage of six-months’ guaranteed pay
32.4
Second period FY15 (January to June 2015)
Company performance measures
Weighting
% of plan
achieved
Weighted %
Total kilograms
40
83
0
Total cost (R/kg)
30
74
0
Grade
30
96
12.60
Weighted average
–
–
12.60
Lost-time injury frequency rate adjustment
-10
Percentage of six-months’ guaranteed pay
2.6
LONG-TERM INCENTIVES AWARDED DURING THE YEAR UNDER REVIEW
During FY15, share appreciation rights, performance shares and matching restricted shares were granted in November 2014.
Share appreciation rights: The value or reward that accrues on share appreciation rights is based on the positive appreciation of the share price over time compared to the issue price.
Performance shares: The performance measure applicable to performance awards is based on Harmony’s total shareholder return compared to that of the gold index over the three-year period.
Matching shares: Although no further grants of restricted shares have been made since 2012, restricted shares not exercised were supplemented with matching shares.
The number of grants awarded for each executive director, prescribed ofﬁcer and executive management is as set out in the table on page 200 of this report.
The fair values at date of grant for awards made during FY15 are illustrated below:
Fair value of grant awarded November 2014* (Rm)
0
1
2
3
4
5
6
7
8
Prescribed officers
Executive director
Financial director
Chief executive officer
Performance shares
Matching shares
Share appreciation rights
*Fair value has been determined per the requirement of the International Financial Reporting Standards
Governing Harmony

198  Harmony Gold Mining Company Limited Integrated Annual Report 2015
VESTING OF LONG-TERM INCENTIVES DURING THE YEAR UNDER REVIEW
During the year, the following awards in terms of the long-term incentive plan vested in November 2014:
•
Share appreciation rights allocated in November 2011
The performance condition determined that the headline earnings per share growth from the allocation date should exceed the consumer price index. Headline earnings over the duration of the 2011 share appreciation right period, being the three years ending June 2014, exceeded headline earnings in the comparative three-year period by more than the consumer price index. The performance condition was therefore met and vesting occurred on the third anniversary.
•
Performance shares awarded in November 2011
The vesting percentage of performance shares was based on the achievement of two conditions, namely gold production against plan and relative share price performance against South African gold mining companies.
This resulted in a total vesting of 27.5% of performance shares granted in November 2011 calculated as follows:
•   Gold production has a maximum vesting of 50% and a minimum vesting of 0%. The company achieved 82%, 92% and 87%
of plan over the three consecutive years which resulted in an average vesting of 15%.
•   The company underperformed against its peers on the basis of its relative share price performance which resulted in vesting of 12.5%.
•
Restricted shares granted in November 2011
Grants were not exercised and remained restricted for a further three years.
TOTAL REMUNERATION OUTCOMES
The compositions of total remuneration outcomes for FY15 for the chief executive ofﬁcer and ﬁnancial director are illustrated below:
Total remuneration – chief executive officer (Rm)
Total remuneration – financial director (Rm)
Guaranteed pay
Short-term incentives
Long-term incentives
0
5
10
15
20
Actual earned
On target pay mix
0
2
4
6
8
10
Actual earned
On target pay mix
PAYMENTS MADE THROUGH THE TLHAKANELO EMPLOYEE SHARE TRUST
Incentives
As at
30 June 2015:
Total since
incorporation of
the trust:
Value of ordinary shares sold and proceeds paid to participants (before tax)
R17 million
R101 million
Value of bonus payments paid to participants by Harmony based on R18 per share appreciation right (before tax). No sale of shares – shares were underwater
R27 million
R88 million
Total payments received by participants (value of share plus share appreciation rights bonus)
(before tax)
R44 million
R189 million
REMUNERATION REPORT CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  199
NON-EXECUTIVE DIRECTORS’ FEES
During August 2015, the remuneration committee considered an industry benchmark on non-executive directors’ fees. On the recommendation of the remuneration committee, the board proposed that an increase of 5% in the fees for all non-executive directors, and no increase for the chairman of the board, be considered for approval by the shareholders at the forthcoming annual general meeting. For more information on the notice of the annual general meeting refer to the Report to Shareholders 2015
www.har.co.za/15/download/HAR-RS15.pdf.
DIRECTORS’ EMOLUMENTS
Directors’ remuneration
Directors’ fees
Salaries and
beneﬁts
Retirement
contributions
during the year
1Bonuses paid
Total
Total
(R000)
(R000)
(R000)
(R000)
(R000)
(R000)
Name
FY15
FY15
FY15
FY15
FY15
FY14
Non-executive
Patrice Motsepe
1 077
–
–
–
1 077
998
Joaquim Chissano
415
–
–
–
415
369
Fikile De Buck
836
–
–
–
836
773
Ken Dicks
482
–
–
–
482
396
Dr Simo Lushaba
615
–
–
–
615
573
Cathie Markus
705
–
–
–
705
627
Modise Motloba
841
–
–
–
841
763
Mavuso Msimang
443
–
–
–
443
397
Karabo Nondumo
561
–
–
–
561
422
Vishnu Pillay
472
–
–
–
472
378
John Wetton
789
–
–
–
789
712
Andre Wilkens
637
–
–
–
637
550
Executive
Frank Abbott
–
4 925
–
1 039
5 964
6 346
Graham Briggs
–
8 187
–
1 825
10 012
10 141
Mashego Mashego
–
3 650
368
779
4 797
4 824
Prescribed ofﬁcers
Alwyn Pretorius2
–
4 333
513
977
5 823
1 569
Tom Smith3
–
–
–
–
–
4 808
Johannes van Heerden4
–
5 136
172
811
6 119
6 326
Executive management
–
16 540
1 255
3 148
20 943
24 715
Total
7 873
42 771
2 308
8 579
61 531
65 687
1
Reﬂects amounts paid during the year
2
Amount in FY14 represents remuneration since appointment as a prescribed ofﬁcer in March 2014. Remuneration prior to appointment included in Executive management
3
Prescribed ofﬁcer until March 2014
4
Salary is paid in Australian dollars and is inﬂuenced by the movement in the exchange rate
Governing Harmony

200  Harmony Gold Mining Company Limited Integrated Annual Report 2015
REMUNERATION REPORT CONTINUED
EXECUTIVE DIRECTORS AND MANAGEMENT SHARE INCENTIVES
As at 30 June 2015
Executive directors
Prescribed ofﬁcers
Other
Graham Briggs
Frank Abbott
Mashego Mashego
Alwyn Pretorius
Johannes van Heerden
Executive
management
Other
management
Total
Movements on share incentives
Number
of shares
Average
price
(Rands)
Number
of shares
Average
price
(Rands)
Number
of shares
Average
price
(Rands)
Number
of shares
Average
price
(Rands)
Number
of shares
Average
price
(Rands)
Number
of shares
Average
price
(Rands)
Number
of shares
Average
price (Rands)
Number
of shares
Average
price
(Rands)
Share options
Opening balance at 1 July 2014 91 938 48.55 – – – – – – 34 325 44.69 – – 488 213 44.05 614 476 44.76
Options exercised – n/a – n/a – n/a – n/a – n/a – n/a – n/a – n/a
– Average sales price – n/a – n/a – n/a – n/a – n/a – n/a – n/a – n/a
Options forfeited and lapsed 91 938 48.55 – – – – – – 34 325 44.69 – – 488 213 44.05 614 476 44.76
Closing balance at 30 June 2015
–
–
–
–
–
–
–
–
–
–
–
–
–
–
–
–
Performance shares
Opening balance at 1 July 2014 690 308 n/a 252 805 n/a 184 157 n/a 184 157 n/a 184 157 n/a 838 892 n/a 6 789 282 n/a 9 123 758 n/a
Awards granted 561 217 n/a 207 462 n/a 149 715 n/a 191 472 n/a 149 715 n/a 590 304 n/a 5 405 538 n/a 7 255 423 n/a
Awards exercised 17 578 n/a 6 344 n/a 5 247 n/a 5 247 n/a 5 247 n/a 35 940 n/a 261 328 n/a 336 931 n/a
– Average sales price – 17.11 – 17.11 – 17.11 – 17.11 – 17.11 – 17.48 – 19.55 – 19.04
– Gain realised on awards exercised (Rand) 300 760 108 546 89 776 89 776 89 776 628 231 5 108 962 6 415 828
Awards forfeited and lapsed 46 343 n/a 16 728 n/a 13 835 n/a 13 835 n/a 13 835 n/a 152 082 n/a 1 463 084 n/a 1 719 742 n/a
Closing balance at 30 June 2015
1 187 604
n/a
437 195
n/a
314 790
n/a
356 547
n/a
314 790
n/a
1 241 174
n/a
10 470 408
n/a
14 322 508
n/a
Restricted shares
Opening balance at 1 July 2014 175 456 n/a 29 136 n/a 19 694 n/a 19 694 n/a 64 218 n/a 136 282 n/a 184 576 n/a 629 056 n/a
Matching shares granted 15 000 n/a 8 000 n/a 8 000 n/a 8 000 n/a 8 000 n/a 20 000 n/a 16 000 n/a 83 000 n/a
Awards exercised – n/a – n/a – n/a – n/a – n/a 17 350 n/a 12 000 n/a 29 350 n/a
– Average sales price – n/a – n/a – n/a – n/a – n/a – 17.55 – 17.11 – 17.37
– Gain realised on awards exercised (Rand) – – – – – 304 493 205 320 509 813
Awards forfeited and lapsed – n/a – n/a – n/a – n/a – n/a – n/a 9 604 n/a 9 604 n/a
Closing balance at 30 June 2015
190 456
n/a
37 136
n/a
27 694
n/a
27 694
n/a
72 218
n/a
138 932
n/a
178 972
n/a
673 102
n/a
Share appreciation rights
Opening balance at 1 July 2014 185 200 56.65 75 740 47.04 74 049 55.88 81 221 57.81 81 221 57.81 345 676 56.24 11 379 618 54.78 12 222 725 54.85
Rights granted 107 567 18.41 63 622 18.41 45 913 18.41 58 718 18.41 45 913 18.41 181 027 18.41 6 495 319 18.46 6 998 079 18.46
Rights exercised – n/a – n/a – n/a – n/a – n/a – n/a 137 276 n/a 137 276 n/a
– Average sales price – n/a – n/a – n/a – n/a – n/a – n/a – 20.41 – 20.41
– Gain realised on awards exercised (Rand) – – – – – – 274 552 274 552
Rights forfeited and lapsed 28 377 77.81 – n/a 7 055 77.81 13 006 77.81 13 006 77.81 82 236 65.53 2 519 881 58.91 2 663 561 59.55
Closing balance at 30 June 2015
264 390
38.82
139 362
33.97
112 907
39.27
126 933
37.54
114 128
39.68
444 467
39.11
15 217 780
38.90
16 419 967
38.86
Gain realised on awards exercised (Rand) 300 760 108 546 89 776 89 776 89 776 932 724 5 588 834 7 200 192

Harmony Gold Mining Company Limited Integrated Annual Report 2015  201
EXECUTIVE DIRECTORS AND MANAGEMENT SHARE INCENTIVES continued
As at 30 June 2015
Executive directors
Prescribed ofﬁcers
Other
Graham Briggs
Frank Abbott
Mashego Mashego
Alwyn Pretorius
Johannes van Heerden
Executive
management
Other
management
Total
Outstanding awards
(listed by grant date)
Number
of shares
Average
price
(Rands)
Number
of shares
Average
price
(Rands)
Number
of shares
Average
price
(Rands)
Number
of shares
Average
price
(Rands)
Number
of shares
Average
price
(Rands)
Number
of shares
Average
price
(Rands)
Number
of shares
Average
price
(Rands)
Number
of shares
Average
price
(Rands)
Performance shares
1 187 604
437 195
314 790
356 547
314 790
1 241 174
10 470 408
14 322 508
27 September 2012 6 160 n/a – n/a – n/a – n/a – n/a – n/a – n/a 6 160 n/a
16 November 2012 137 275 n/a 57 067 n/a 40 471 n/a 40 471 n/a 40 471 n/a 159 571 n/a 1 196 802 n/a 1 672 128 n/a
15 November 2013 482 952 n/a 172 666 n/a 124 604 n/a 124 604 n/a 124 604 n/a 491 299 n/a 4 041 830 n/a 5 562 559 n/a
17 November 2014 561 217 n/a 207 462 n/a 149 715 n/a 191 472 n/a 149 715 n/a 590 304 n/a 5 231 776 n/a 7 081 661 n/a
Restricted shares
190 456
37 136
27 694
27 694
72 218
138 932
178 972
673 102
15 November 2010 48 485 n/a – n/a – n/a – n/a 22 262 n/a 26 413 n/a 30 606 n/a 127 766 n/a
15 November 2011 15 000 n/a 8 000 n/a 8 000 n/a 8 000 n/a 8 000 n/a 20 000 n/a 20 000 n/a 87 000 n/a
27 September 2012 30 802 n/a – n/a – n/a – n/a – n/a – n/a – n/a 30 802 n/a
16 November 2012 32 684 n/a 21 136 n/a 11 694 n/a 11 694 n/a 11 694 n/a 46 106 n/a 81 760 n/a 216 768 n/a
15 November 2013
(2010 award-matching shares)
48 485 n/a – n/a – n/a – n/a 22 262 n/a 26 413 n/a 30 606 n/a 127 766 n/a
17 November 2014
(2011 award-matching shares)
15 000 n/a 8 000 n/a 8 000 n/a 8 000 n/a 8 000 n/a 20 000 n/a 16 000 n/a 83 000 n/a
Share appreciation rights
264 390
139 362
112 907
126 933
114 128
444 467
15 217 780
16 419 967
16 November 2009 14 286 77.28 – 77.28 5 327 77.28 6 548 77.28 6 548 77.28 23 989 77.28 1 166 903 77.28 1 223 601 77.28
15 November 2010 13 939 84.81 – 84.81 6 400 84.81 6 400 84.81 6 400 84.81 22 405 84.81 600 202 84.81 655 746 84.81
15 November 2011 11 676 104.79 6 585 104.79 5 361 104.79 5 361 104.79 5 361 104.79 20 275 104.79 615 610 104.79 670 229 104.79
16 November 2012 25 058 68.84 16 204 68.84 11 694 68.84 11 694 68.84 11 694 68.84 46 106 68.84 1 479 720 68.84 1 602 170 68.84
15 November 2013 91 864 33.18 52 951 33.18 38 212 33.18 38 212 33.18 38 212 33.18 150 665 33.18 5 114 076 33.18 5 524 192 33.18
17 November 2014 107 567 18.41 63 622 18.41 45 913 18.41 58 718 18.41 45 913 18.41 181 027 18.41 6 241 269 18.41 6 744 029 18.41
Closing balance as at 30 June
2015
1 642 450
613 693
455 391
511 174
501 136
1 824 573
25 867 160
31 415 577

202  Harmony Gold Mining Company Limited Integrated Annual Report 2015
I have pleasure in submitting this report for the ﬁnancial year ended 30 June 2015, in accordance with the Companies Act 71 of 2008 (the Act). This committee complies with the requirements of the Act pertaining to the composition and functions of an audit committee. In addition, as explained in the committee’s terms of reference,
Harmony’s audit committee is also tasked with overseeing risk management in the company and is therefore known as the audit and risk committee.
COMPOSITION OF THE COMMITTEE
In terms of the Act, the following members, who were serving on the committee as at
30 June 2015, will be recommended for re-appointment as audit and risk committee members for FY16 to shareholders at the company’s annual general meeting:
Name
Status
Date appointed
John Wetton
(chairman)
Independent non-executive director
1 July 2011,
appointed chairman
30 November 2011
Fikile De Buck
Lead independent non-executive director
30 March 2006
Dr Simo Lushaba
Independent non-executive director
24 January 2003
Modise Motloba
Independent non-executive director
30 July 2004
Karabo Nondumo Independent non-executive director
3 May 2013
The individuals proposed satisfy the requirements set out in section 94 of the Act for members of an audit committee, and their appointment will ensure that the committee continues to have adequate and relevant knowledge as well as the experience required for the committee to perform its functions proﬁciently. For details of the qualiﬁcations, expertise and experience of the members of the audit and risk committee refer to their curricula vitae in the Board and Management section on page 28 of the Integrated
Annual Report 2015.
PURPOSE, ROLE AND ACTIVITIES
The purpose and role of the audit and risk committee are in accordance with the requirements of the Act, the JSE Listings Requirements, King III and additional requirements imposed on the committee by the board. Further details can be found in the committee’s terms of reference available on Harmony’s website at www.harmony.
co.za/sustainability/governance#policies.
The committee undertakes its duties with accountability to both the board and the company’s stakeholders. The committee met ﬁve times during the past ﬁnancial year, during which and in accordance with its terms of reference and work plan, the committee:
•
Reviewed the company’s quarterly and annual ﬁnancial results
•
Evaluated and considered Harmony’s risks, as well as measures taken to mitigate those risks. In addition, the committee also considered and reﬁned the company’s risk appetite and tolerance levels
•
Monitored the internal control environment in Harmony and found it to be effective
•
Discussed the appropriateness of accounting principles, critical accounting policies, management judgements, estimates and impairments, all of which were found to
John Wetton
Chairman, audit and risk committee
AUDIT AND RISK COMMITTEE
CHAIRMAN’S REPORT

Harmony Gold Mining Company Limited Integrated Annual Report 2015  203
be appropriate
•
Considered the appointment of the external auditor, PricewaterhouseCoopers Inc, as the registered independent auditor for the ensuing year. A new PwC audit partner would be appointed from FY16 as a result of the compulsory rotation of Faan Lombard, who had served as Harmony’s audit partner for the past ﬁve years. The committee thanks Faan for his service during this period
•
Satisﬁed itself, and conﬁrmed through enquiry, that the external audit ﬁrm, PricewaterhouseCoopers Inc, was independent from the company
•
Evaluated the independence and effectiveness of the internal audit function
•
Evaluated and coordinated the internal audit, external audit and sustainability assurance processes
•
Received and considered reports from the external and internal auditors
•
Reviewed and approved internal and external audit plans, terms of engagement and fees, as well as the nature and extent of non-audit services rendered by the external auditors
•
Considered the appropriateness and expertise of the ﬁnancial director, Frank Abbott, as well as that of the ﬁnance function –
both were found to be adequate and appropriate
•
Considered whether information technology risks are adequately addressed and whether appropriate controls are in place to address these risks. The committee oversees and monitors the governance of information technology on behalf of the board, a task it views as a critical aspect of risk management
•
Considered and conﬁrmed the company as a going concern
•
Oversaw the process of assurance of the integrated report
The audit and risk committee is conﬁdent that it complied with the legal, regulatory and other responsibilities assigned to it by the board, under its terms of reference in accordance with the Act, the JSE Listings Requirements and King III.
The internal audit function reports directly to the audit and risk committee, except on administrative matters about which it reports to the executive: risk management and services improvement. The internal and external auditors attend the committee’s quarterly meetings and have unrestricted access to the chairman of the committee. The audit and risk committee met privately with the internal and external auditors during FY15.
Post year-end, on recommendation from the audit and risk committee, the board approved:
•
The Annual Financial Statements and Summarised Consolidated Financial Statements for the year ended 30 June 2015. The audit and risk committee reviewed these statements to ensure they presented a true, balanced and plausible assessment of the
ﬁnancial position and performance of Harmony
•
The Integrated Annual Report for the year ended 30 June 2015, in accordance with King III and the JSE Listings Requirements
•
The annual report ﬁled on Form 20-F for the year ended 30 June 2015 for subsequent submission to the United States Securities and Exchange Commission
•
The notice of the annual general meeting to be held on 20 November 2015
For more on the committee and its activities during the year under review see page 175 of the Integrated Annual Report 2015.
John Wetton
Audit and risk committee chairman
23 October 2015
Governing Harmony

204  Harmony Gold Mining Company Limited Integrated Annual Report 2015
INDEPENDENT ASSURANCE REPORT TO THE DIRECTORS OF HARMONY GOLD MINING COMPANY LIMITED
We have been engaged by the directors of Harmony Gold Mining Company Limited ("Harmony" and/or the "Company") to perform an independent assurance engagement in respect of Selected Sustainability Information reported in the Company’s Integrated
Annual Report for the year ending 30 June 2015 (the "Report"). This report is produced in accordance with the terms of our contract with the Company dated 25 February 2015.
INDEPENDENCE AND EXPERTISE
We have complied with the International Federation of Accountants’ (IFAC) Code of Ethics for Professional Accountants, which includes comprehensive independence and other requirements founded on fundamental principles of integrity, objectivity, and professional competence and due care, conﬁdentiality and professional behaviour. Our engagement was conducted by a multi-
disciplinary team of health, safety, environmental and assurance specialists with extensive experience in sustainability reporting.
SCOPE AND SUBJECT MATTER
The subject matter of our engagement and the related levels of assurance that we are required to provide are as follows:
Reasonable assurance
The following Selected Sustainability Information in the Report was selected for an expression of reasonable assurance:
•
Electricity purchased (kWh)
•
Total Scope 2 carbon emissions (tCO2e)
•
Preferential procurement – black economic empowerment total spend (South African rands)
•
Local economic development spend (South African rands)
•
Employment equity in management in South Africa (%)
Refer to “How we performed” on page 8 for all of these indicators.
Limited assurance
The following Selected Sustainability Information in the Report was selected for an expression of limited assurance:
•
Housing and living conditions in South Africa – % conversion
•
Water used for primary activities (kilolitres)
•
Volume of mineral waste disposed (tonnes)
•
Lost-time injury frequency rate
•
Total injuries and accidents – number of injury cases in the 2015 reporting period
•
Silicosis – number of cases conﬁrmed in the 2015 reporting period
•
Critical skills training – number of people trained in the 2015 reporting period
•
Total Scope 1 carbon emissions (tCO2e)
•
Total Scope 3 carbon emissions (tCO2e)
Refer to “How we performed” on page 8 for all of these indicators.
ASSURANCE
REPORT

Harmony Gold Mining Company Limited Integrated Annual Report 2015  205
We refer to this information as the "Selected Sustainability Information for Reasonable Assurance" and the "Selected Sustainability
Information for Limited Assurance", respectively, and collectively as the "Selected Sustainability Information".
We have carried out work on the data reported for 30 June 2015 only and have not performed any procedures with respect to earlier periods, except where speciﬁcally indicated, or any other elements included in the Integrated Annual Report 2015 and, therefore, do not express any conclusion thereon. We have not performed work in respect of future projections and targets.
RESPECTIVE RESPONSIBILITIES OF THE DIRECTORS AND PRICEWATERHOUSECOOPERS INC.
The directors are responsible for selection, preparation and presentation of the Selected Sustainability Information in accordance with the criteria set out in the company’s internally deﬁned procedures and captured in the Glossary of Terms on page 222, (referred to as the "Reporting Criteria"), and for the development of the Reporting Criteria. The directors are also responsible for designing, implementing and maintaining of internal controls as the directors determine is necessary to enable the preparation of the Selected
Sustainability Information that are free from material misstatements, whether due to fraud or error.
Our responsibility is to form an independent conclusion, based on our reasonable assurance procedures, on whether the Selected
Sustainability Information for Reasonable Assurance has been prepared, in all material respects, in accordance with the Reporting
Criteria.
We further have a responsibility to form an independent conclusion, based on our limited assurance procedures, on whether anything has come to our attention to indicate that the Selected Sustainability Information for Limited Assurance has not been prepared, in all material respects, in accordance with the Reporting Criteria.
This report, including the conclusions, has been prepared solely for the directors of the Company as a body, to assist the directors in reporting on the Company’s sustainable development performance and activities. We permit the disclosure of this report within the Report for the year ended 30 June 2015, to enable the directors to demonstrate they have discharged their governance responsibilities by commissioning an independent assurance report in connection with the Report. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the directors as a body and the company for our work or this report save where terms are expressly agreed and with our prior consent in writing.
ASSURANCE WORK PERFORMED
We conducted our assurance engagement in accordance with International Standard on Assurance Engagements 3000: Assurance
Engagements other than Audits and Reviews of Historical Financial Information (ISAE 3000), and, in respect of greenhouse gas emissions, International Standard on Assurance Engagements 3410: Assurance Engagements on Greenhouse Gas Statements (ISAE
3410), issued by the International Auditing and Assurance Standards Board. These standards require that we comply with ethical requirements and that we plan and perform the assurance engagement to obtain either reasonable or limited assurance on the
Selected Sustainability Information as per the terms of our engagement.
Our work included examination, on a test basis, of evidence relevant to the Selected Sustainability Information. It also included an assessment of the signiﬁcant estimates and judgements made by the directors in the preparation of the Selected Sustainability
Information. We planned and performed our work so as to obtain all the information and explanations that we considered necessary in order to provide us with sufﬁcient evidence on which to base our conclusion in respect of the Selected Sustainability Information.
Governing Harmony

206  Harmony Gold Mining Company Limited Integrated Annual Report 2015
ASSURANCE REPORT  CONTINUED
Our work in respect of the Selected Sustainability Information for Reasonable Assurance included the following procedures:
•
reviewing the processes that Harmony have in place for determining the Selected Sustainability Information included in the Report;
•
obtaining an understanding of the systems used to generate, aggregate and report the Selected Sustainability Information;
•
conducting interviews with management at corporate head ofﬁce;
•
evaluating the data generation and reporting processes against the Reporting Criteria;
•
performing key controls testing and testing the accuracy of data reported on a sample basis; and
•
reviewing the consistency between the Selected Sustainability Information and related statements in Harmony’s Report
Our procedures relating to the Selected Sustainability Information for Limited Assurance primarily comprised:
•
reviewing the processes that Harmony have in place for determining the Selected Sustainability Information included in the Report;
•
obtaining an understanding of the systems used to generate, aggregate and report the Selected Sustainability Information;
•
conducting interviews with management at corporate head ofﬁce;
•
evaluating the data generation and reporting processes against the Reporting Criteria;
•
performing key controls testing and testing the accuracy of data reported on a sample basis; and
•
reviewing the consistency between the Selected Sustainability Information and related statements in Harmony’s Report
A limited assurance engagement is substantially less in scope than a reasonable assurance engagement under ISAE 3000.
Consequently, the nature, timing and extent of procedures for gathering sufﬁcient appropriate evidence are deliberately limited relative to a reasonable assurance engagement, and therefore less assurance is obtained with a limited assurance engagement than for a reasonable assurance engagement.
The procedures selected depend on our judgement, including the assessment of the risk of material misstatement of the Selected
Sustainability Information, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the
Company’s preparation of the Selected Sustainability Information in order to design procedures that are appropriate in the circumstances.
We believe that the evidence we have obtained is sufﬁcient and appropriate to provide a basis for our conclusions.
INHERENT LIMITATIONS
Non-ﬁnancial performance information is subject to more inherent limitations than ﬁnancial information, given the characteristics of the subject matter and the methods used for determining, calculating, sampling and estimating such information. The absence of a signiﬁcant body of established practice on which to draw allows for the selection of different but acceptable measurement techniques which can result in materially different measurements and can impact comparability. Qualitative interpretations of relevance, materiality and the accuracy of data are subject to individual assumptions and judgements. The precision of different measurement techniques may also vary. Furthermore, the nature and methods used to determine such information, as well as the measurement criteria and the precision thereof, may change over time. It is important to read the Report in the context of the
Reporting Criteria.

Harmony Gold Mining Company Limited Integrated Annual Report 2015  207
In particular, where the information relies on factors derived by independent third parties, our assurance work has not included examination of the derivation of those factors and other third party information.
CONCLUSIONS
Reasonable assurance
Based on the results of our reasonable assurance procedures, in our opinion, the Selected
Sustainability Information for the year ended 30 June 2015, has been prepared, in all material respects, in accordance with the Reporting Criteria.
Limited assurance
Based on the results of our limited assurance procedures nothing has come to our attention that causes us to believe that the Selected Sustainability Information for the year ended 30 June 2015, has not been prepared, in all material respects, in accordance with the Reporting Criteria.
Other matters
The maintenance and integrity of Harmony’s website is the responsibility of Harmony’s directors. Our procedures did not involve consideration of these matters and, accordingly we accept no responsibility for any changes to either the information in the
Report or our independent assurance report that may have occurred since the initial date of presentation on the Harmony website.
PricewaterhouseCoopers Inc.
Registered Auditor
Director: Jayne Mammatt
Johannesburg
23 October 2015
Governing Harmony

208  Harmony Gold Mining Company Limited Integrated Annual Report 2015
DIRECTORS’

REPORT
OUR BUSINESS
The Harmony group of companies has underground and surface operations and conducts gold mining and exploration in South
Africa and Papua New Guinea. A general review of the group’s business and operations is provided on page 120 of the Integrated
Annual Report 2015 (the report).
The company does not have a controlling shareholder and is managed by its directors on behalf of all of its shareholders.
The company’s primary listing is in South Africa on the securities exchange operated by the JSE Limited. Harmony’s ordinary shares are also listed in the form of American Depositary Receipts on the New York Stock Exchange and as International Depositary Receipts
on the Berlin exchange.
ANNUAL INTEGRATED REPORT 2015
As required by the King Report on Governance for South Africa and the King Code of Governance Principles (King III) and the
JSE Listings Requirements, the board has reviewed and approved the Integrated Annual Report 2015 on the recommendation of the audit and risk committee.
STATEMENT BY THE BOARD
The board of directors is of the opinion that the Integrated Annual Report 2015 and the accompanying consolidated ﬁnancial statements fairly reﬂect the true ﬁnancial position of the group at 30 June 2015 and its performance for the year.
COMPANY SECRETARY
The company secretary is Riana Bisschoff. Her business and postal addresses appear on the inside back cover of this report.
The company secretary’s certiﬁcate is found on page 209 of the report.
BOARD OF DIRECTORS
There were no changes to the board during FY15.
DIRECTORS’ SHAREHOLDINGS
At 30 June 2015, the chief executive ofﬁcer, Graham Briggs held 24 718 shares, the ﬁnancial director, Frank Abbott held 203 243 shares and executive director, Mashego Mashego, held 3 096 shares in Harmony while non-executive directors André Wilkens and
Ken Dicks, held 101 303 and 20 000 shares in Harmony respectively. None of the directors’ immediate families and associates held any direct shareholding in the company’s issued share capital. No other director held or acquired any shares in the company, other than through share incentive schemes (executive directors only), during FY15.
GOING CONCERN
In accordance with the solvency and liquidity test in terms of section 4 of the Companies Act, the board is of the opinion that the company has adequate resources and that:
•
the company’s assets, fairly valued, exceed the fair value of its liabilities
•
the company will be able to pay its debts as they become due in the ordinary course of business for the 12 months following
30 June 2015
FINANCIAL RESULTS
Details of the group’s ﬁnancial performance are discussed in the ﬁnancial director’s review, on page 18 of this report.
SHARE CAPITAL
Full details of the authorised, issued and unissued share capital of the company as at 30 June 2015 are set out in the consolidated statements of changes in shareholders’ equity in the Financial Report 2015 (www.har.co.za/15/download/HAR-FR15.pdf).
SHAREHOLDERS
Information on shareholder spread, the range of shareholdings and public shareholders, as well as major shareholders, is presented in the shareholders’ information section on page 220 of the Integrated Annual Report 2015.

Harmony Gold Mining Company Limited Integrated Annual Report 2015  209
INVESTMENTS
A schedule of investments in subsidiaries, associates and joint arrangements appears in the Financial Report 2015 which is available online at www.har.co.za/15/download/HAR-FR15.pdf
CONTINGENCIES
None of Harmony’s properties is the subject of pending material legal proceedings. We are involved in legal and arbitration proceedings that are incidental to the normal conduct of our business. Refer to note 33 of the consolidated ﬁnancial statements for further discussion.
BORROWINGS
(i) Movement in borrowings: see note 27 to the consolidated ﬁnancial statements
(ii) Borrowing powers are detailed in the company’s memorandum of incorporation
DISPOSALS
There were no material disposals during FY15.
RELATED PARTY TRANSACTIONS
None of the directors or major shareholders of Harmony or, to Harmony’s knowledge, their families, had an interest, directly or indirectly, in any transaction during the period under review or in any proposed transaction that has affected or will materially affect
Harmony or its subsidiaries, other than as stated below.
African Rainbow Minerals Limited currently holds 14.59% of Harmony’s shares. The following directors of Harmony are directors of
African Rainbow Minerals Limited as well: Patrice Motsepe, André Wilkens, Frank Abbott and Joaquim Chissano.
MATERIAL TRANSACTIONS WITH ASSOCIATES, JOINT ARRANGEMENTS AND STRUCTURED ENTITIES
All transactions with related parties are conducted at arm’s length. Refer to note 32 of the consolidated ﬁnancial statements for details on transactions conducted during the period under review.
RECENT DEVELOPMENTS
Subsequent to year end, Harmony provided guarantees to the value of R150 million in favour of Nedbank Limited on behalf of the
ARM Broad-Based Economic Empowerment Trust (ARM BBEE Trust). The guarantees are in support of the ﬁnancial covenants of the
ARM BBEE Trust’s bank loan. Harmony’s support of the ARM BBEE Trust is as a result of its continued commitment to broad-based ownership, an imperative driven strongly by the regulator.
COMPANY SECRETARY’S
CERTIFICATE
In accordance with the Companies Act No 71 of 2008 (the Act) I certify that for the year ended 30 June 2015 Harmony Gold Mining
Company Limited, to the best of my knowledge and belief, has lodged with the Companies and Intellectual Property Commission all such returns and notices as are required of a public company in terms of the Act, and that all such returns and notices appear to be true, correct and up to date.
R BISSCHOFF
Company secretary
23 October 2015
Governing Harmony

210  Harmony Gold Mining Company Limited Integrated Annual Report 2015
GENERAL STANDARD DISCLOSURES
General Standard Disclosures
Section reference
External
assurance
STRATEGY AND ANALYSIS
G4-1
Provide a statement from the most senior decision-maker of the organisation (such as chief executive ofﬁcer, chair, or equivalent senior position) about the relevance of sustainability to the organisation and the organisation’s strategy for addressing
sustainability
Chairman’s letter (p10)
Chief executive ofﬁcer’s review
(p14)
Social and ethics committee
chairman’s report (p14)
ORGANISATIONAL PROFILE
G4-3
Report the name of the organisation
Front cover,
About this report (p2)
G4-4
Report the primary brands, products, and services
Who Harmony is (p4)
G4-5
Report the location of the organisation’s headquarters
Who Harmony is (p4)
G4-6
Report the number of countries where the organisation
operates, and names of countries where either the organisation has signiﬁcant operations or that are speciﬁcally relevant to the sustainability topics covered in the report
Who Harmony is (p4)
G4-7
Report the nature of ownership and legal form Shareholder information (p220)
G4-8
Report the markets served (including geographic breakdown,
sectors served, and types of customers and beneﬁciaries)
Who Harmony is (p4)
G4-9
Report the scale of the organisation, including:
a. Total number of employees
b. Total number of operations
c. Net sales (for private sector organisations) or net revenues
(for public sector organisations)
d. Total capitalisation broken down in terms of debt and equity
(for private sector organisations)
e. Quantity of products or services provided
Who Harmony is (p4)
G4-10
Report the composition of the workforce, including:
a. Report the total number of employees by employment
contract and gender
b. Report the total number of permanent employees by
employment type and gender
c. Report the total workforce by employees and supervised
workers and by gender
d. Report the total workforce by region and gender
e. Report whether a substantial portion of the organisation’s work is performed by workers who are legally recognized
as self-employed, or by individuals other than employees
or supervised workers, including employees and supervised
employees of contractors
f. Report any signiﬁcant variations in employment numbers
(such as seasonal variations in employment in the tourism or agricultural industries)
Employees and communities
(p76)
G4-11
Report the percentage of total employees covered by collective bargaining agreements
Employees and communities –
Freedom of association (p80)
G4-12
Describe the organisation’s supply chain.
Environmental performance –
Engagement with suppliers and
their environmental impacts
(p112)
Our business context (p38)
Stakeholder engagement:
Suppliers of goods and services
(p55)
GLOBAL REPORTING INITIATIVE
INDEX

Harmony Gold Mining Company Limited Integrated Annual Report 2015  211
GENERAL STANDARD DISCLOSURES continued
General Standard Disclosures
Section reference
External
assurance
G4-13
Report any signiﬁcant changes during the reporting period
regarding the organisation’s size, structure, ownership, or its supply chain, including:
a. Changes in the location of, or changes in, operations,
including facility openings, closings, and expansions
b. Changes in the share capital structure and other capital
formation, maintenance, and alteration operations (for
private sector organisations)
c. Changes in the location of suppliers, the structure of the supply chain, or in relationships with suppliers, including
selection and termination
About this report (p2)
G4-14
Report whether and how the precautionary approach or
principle is addressed by the organisation
Managing our risks and
opportunities (p41)
Environmental performance
(p100)
G4-16
List memberships of associations (such as industry associations)
and national or international advocacy organisations in which the organisation:
•
Holds a position on the governance body
•
Participates in projects or committees
•
Provides substantive funding beyond routine membership dues
•
Views membership as strategic
Our business context (p38)
Corporate governance (p172)
Employees and communities
(p76)
Environmental performance
(p100)
Operational performance (p120)
IDENTIFIED MATERIAL ASPECTS AND BOUNDARIES
G4-17
a. List all entities included in the organisation’s consolidated
ﬁnancial statements or equivalent documents.
b. Report whether any entity included in the organisation’s
consolidated ﬁnancial statements or equivalent documents is
not covered by the report
About this report (p2)
Who Harmony is (p4)
G4-18
a. Explain the process for deﬁning the report content and the aspect boundaries.
b. Explain how the organisation has implemented the reporting principles for deﬁning report content
About this report (p2)
G4-19
List all the material aspects identiﬁed in the process for deﬁning report content
Managing our risks and
opportunities: Material issues
(p50)
Social and ethics committee
chairman’s report (p22)
G4-20
For each material aspect, report the aspect boundary within the organisation, as follows:
•
Report whether the aspect is material within the organisation
•
If the aspect is not material for all entities within the
organisation (as described in G4-17), select one of the
following two approaches and report either:
•
The list of entities or groups of entities included in G4-17 for which the aspect is not material or
•
The list of entities or groups of entities included in G4-17 for which the aspects is material
Report any speciﬁc limitation regarding the aspect boundary
within the organisation
Managing our risks and
opportunities: Material issues
(p50)
G4-21
For each material aspect, report the aspect boundary outside the organisation, as follows:
•
Report whether the aspect is material outside of the
organisation
•
If the aspect is material outside of the organisation, identify the entities, groups of entities or elements for which the aspect is material. In addition, describe the geographical location where the aspect is material for the entities identiﬁed
•
Report any speciﬁc limitation regarding the aspect boundary
outside the organisation
Managing our risks and
opportunities: Material issues
(p50)
Governing Harmony

212  Harmony Gold Mining Company Limited Integrated Annual Report 2015
GENERAL STANDARD DISCLOSURES continued
General Standard Disclosures
Section reference
External
assurance
G4-22
Report the effect of any restatements of information provided in previous reports, and the reasons for such restatements
About this report (p2)
G4-23
Report signiﬁcant changes from previous reporting periods in the scope and aspect boundaries
About this report (p2)
STAKEHOLDER ENGAGEMENT
G4-24
Provide a list of stakeholder groups engaged by the
organisation
Stakeholder engagement (p52)
G4-25
Report the basis for identiﬁcation and selection of stakeholders with whom to engage
Stakeholder engagement (p52)
G4-26
Report the organisation’s approach to stakeholder engagement, including frequency of engagement by type and by stakeholder group, and an indication of whether any of the engagement
was undertaken speciﬁcally as part of the report preparation process
Stakeholder engagement (p52)
G4-27
Report key topics and concerns that have been raised through stakeholder engagement, and how the organisation has
responded to those key topics and concerns, including through its reporting. Report the stakeholder groups that raised each of the key topics and concerns
Stakeholder engagement (p52)
REPORT PROFILE
G4-28
Reporting period (such as ﬁscal or calendar year) for information provided
About this report (p2)
G4-29
Date of most recent previous report (if any) About this report (p2)
G4-30
Reporting cycle (such as annual, biennial) About this report (p2)
G4-31
Provide the contact point for questions regarding the report or its contents
Directorate and administration
(Inside back cover)
G4-32
“In accordance” option:
a. Report the ‘in accordance’ option the organisation has chosen.
b. Report the GRI Content Index for the chosen option.
c. Report the reference to the External Assurance Report, if the report has been externally assured. GRI recommends the use
of external assurance but it is not a requirement to be ‘in
accordance’ with the Guidelines
Assurance report (p204)
Global Reporting Initiative Index
(p210)
G4-33
a. Report the organisation’s policy and current practice with regard to seeking external assurance for the report.
b. If not included in the assurance report accompanying the
sustainability report, report the scope and basis of any
external assurance provided.
c. Report the relationship between the organisation and the
assurance providers.
d. Report whether the highest governance body or senior
executives are involved in seeking assurance for the
organisation’s sustainability report
Social and ethics committee
chairman’s report (p22)
Assurance report (p204)
GOVERNANCE
G4-34
Report the governance structure of the organisation, including committees of the highest governance body. Identify any
committees responsible for decision-making on economic,
environmental and social impacts
Board and management (p28)
ETHICS AND INTEGRITY
G4-56
Describe the organisation’s values, principles, standards and norms of behaviour such as codes of conduct and codes of ethics
Our values (inside front cover),
Who Harmony is (p4)
Our strategy and investment case
(p25)
Corporate governance (p172)
GLOBAL REPORTING INITIATIVE INDEX CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  213
SPECIFIC STANDARD DISCLOSURES

Disclosures on Management Approach and
Indicators
Section reference
Identiﬁed omissions
and reasons
External
assurance
CATEGORY: ECONOMIC
MATERIAL ASPECT: ECONOMIC PERFORMANCE
G4-EC1
Economic value generated and
distributed
How we performed (p8)
How we create value (p26)
Financial director’s review (p18)
No omissions
G4-EC2
Financial implications and other
risks and opportunities for the
organisation’s activities due to
climate change
Environmental performance:
Addressing climate change by
optimising our energy usage (p106)
No omissions
G4-EC4
Financial assistance received from
government
How we create value (p26)
Financial director’s review (p18)
Not applicable
Do not receive assistance
from government
MATERIAL ASPECT: MARKET PRESENCE
G4-EC5
Ratios of standard entry level
wage by gender compared to
local minimum wage at signiﬁcant
locations of operation
Our business context (p38) Not applicable
G4-EC6
Proportion of senior management
hired from the local community at
signiﬁcant locations of operation
Employees and communities:
Employment equity (p85)
Not applicable
MATERIAL ASPECT: INDIRECT ECONOMIC IMPACTS
G4-EC7
Development and impact of
infrastructure investments and
services supported
Operational performance: Outlook
for FY16 (p123)
Not applicable
G4-EC8
Signiﬁcant indirect economic
impacts, including the extent of
impacts
Operational performance: Outlook
for FY16 (p123)
Not applicable
MATERIAL ASPECT: PROCUREMENT PRACTICES
G4-EC9
Proportion of spending on local
suppliers at signiﬁcant locations of
operation
Employees and communities:
Procurement (p98)
Not applicable
Assurance on
preferential
procurement – BEE
total spend (ZAR)
Assurance report
CATEGORY: ENVIRONMENTAL
MATERIAL ASPECT: MATERIALS
G4-EN1
Materials used by weight or
volume
Environmental performance:
Limiting and optimising the
resources we use (p104)
No omissions
MATERIAL ASPECT: ENERGY
G4-EN3
Energy consumption within the
organisation
Environmental performance:
Optimising our energy usage,
reducing carbon emissions (p104)
No omissions
Assurance
on electricity
purchased (kWh)
Assurance report
G4-EN5
Energy intensity
Environmental performance:
Optimising our energy usage,
reducing carbon emissions (p104)
No omissions
G4-EN6
Reduction of energy consumption
Environmental performance:
Optimising our energy usage,
reducing carbon emissions (p104)
No omissions
MATERIAL ASPECT: WATER
G4-EN8
Total water withdrawal by source
Environmental performance:
Optimising water usage, limiting our
impacts (p112)
Environmental incidents in FY15
(p103)
Assurance on
water used for
primary activities
(kilolitres)
Assurance report
G4-EN9
Water sources signiﬁcantly affected
by withdrawal of water
Environmental performance:
Optimising water usage, limiting our
impacts (p112)
Governing Harmony

214  Harmony Gold Mining Company Limited Integrated Annual Report 2015

SPECIFIC STANDARD DISCLOSURES continued
Disclosures on Management Approach and
Indicators
Section reference
Identiﬁed omissions
and reasons
External
assurance
G4-EN10   Percent and total volume of water
recycled and reused
Environmental performance:
Optimising water usage, limiting our
impacts (p112)
MATERIAL ASPECT: BIODIVERSITY
G4-EN12   Description of signiﬁcant impacts
of activities, products, and services
on biodiversity in protected areas
and areas of high biodiversity value
outside protected areas
Environmental performance:
Biodiversity, land management and
conservation (p114)
G4-EN14   International Union of
Conservation of Nature (IUCN) red
listed with habitats affected by
operations
Environmental performance:
Biodiversity, land management and
conservation (p114)
MM2
The number and percentage of
total sites identiﬁed as requiring
biodiversity management plans
according to stated criteria, and
the number (percentage) of those
sites with plans in place
Environmental performance:
Biodiversity, land management and
conservation (p114)
MATERIAL ASPECT: EMISSIONS
G4-EN15   Direct greenhouse gas (GHG)
emissions (scope 1)
Environmental performance:
Climate change and greenhouse gas
(GHG) emissions (p110)
Assurance on total
scope 1 carbon
emissions (tCO2e)
Assurance report
G4-EN16   Energy indirect greenhouse gas
(GHG) emissions (scope 2)
Environmental performance:
Climate change and greenhouse gas
(GHG) emissions (p110)
Assurance on total
scope 2 carbon
emissions (tCO2e)
Assurance report
G4-EN17   Other indirect greenhouse gas
(GHG) emissions (scope 3)
Environmental performance:
Climate change and greenhouse gas
(GHG) emissions (p110)
Assurance on total
scope 3 carbon
emissions (tCO22e)
Assurance report
G4-EN18   Greenhouse gas (GHG) emissions
intensity
Environmental performance:
Climate change and greenhouse gas
(GHG) emissions (p110)
G4-EN19   Reduction of greenhouse gas
(GHG) emissions
Environmental performance:
Climate change and greenhouse gas
(GHG) emissions (p110)
MM1
Amount of land (owned or leased,
and managed for production
activities or extractive use)
disturbed or rehabilitated
Environmental performance:
Biodiversity, land management and
conservation (p114)
MATERIAL ASPECT: EFFLUENTS AND WASTE
G4-EN22   Total water discharge by quality
and destination
Environmental performance:
Managing our efﬂuents and waste
(p117)
G4-EN23   Total weight of waste by type and
disposal method
Environmental performance:
Managing our efﬂuents and waste
(p117)
Assurance on
volume of mineral
waste disposed
(tonnes)
Assurance report
G4-EN24   Total number and volume of
signiﬁcant spills
Environmental performance:
Managing our efﬂuents and waste,
environmental incidents (p117)
GLOBAL REPORTING INITIATIVE INDEX CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  215

SPECIFIC STANDARD DISCLOSURES continued
Disclosures on Management Approach and
Indicators
Section reference
Identiﬁed omissions
and reasons
External
assurance
MM3
Total amounts of overburden, rock,
tailings, and sludges and their
associated risks
Environmental performance:
Managing our efﬂuents and waste
(p117)
MATERIAL ASPECT: COMPLIANCE
G4-EN29   Monetary value of signiﬁcant ﬁnes
and total number of non-monetary
sanctions for non-compliance
with environmental laws and
regulations
Environmental performance:
Environmental incidents (p103)
MATERIAL ASPECT: SUPPLIER ENVIRONMENTAL ASSESSMENT
G4-EN32   Percentage of new suppliers that
were screened using environmental
criteria
Environmental performance:
Engagement with suppliers and
their environmental impacts (p112)
G4-EN33   Signiﬁcant actual and potential
negative environmental impacts in
the supply chain and actions taken
Environmental performance:
Engagement with suppliers and
their environmental impacts (p112)
MATERIAL ASPECT: ENVIRONMENTAL GRIEVANCE MECHANISMS
G4-EN34   Number of grievances about
environmental impacts ﬁled,
addressed, and resolved through
formal grievance mechanisms
Stakeholder engagement: Host
communities, labour sending areas
and neighbours (p55)
Environmental performance:
Environmental incidents (p103)
CATEGORY: SOCIAL
LABOR PRACTICES AND DECENT WORK
MATERIAL ASPECT: EMPLOYMENT
G4-LA1
Total number and rates of new
employee hires and employee
turnover by age group, gender and
region
Employees and communities,
Human rights (p86)
Corporate Governance: Human
rights (p181)
Harmony distinguishes
between permanent
employees and
contractors, by operation
G4-LA2
Beneﬁts provided to full-time
employees that are not provided
to temporary or part-time
employees, by signiﬁcant locations
of operation
Safety and Health: Health (p65)
Employees and communities:
Employment standards (p78)
Not applicable
MATERIAL ASPECT: OCCUPATIONAL HEALTH AND SAFETY
G4-LA5
Percentage of total workforce
represented in formal joint
management-worker health
and safety committees that help
monitor and advise on occupational
health and safety programs
Safety and health: Safety
performance (p60)
Not applicable
G4-LA6
Type of injury and rate of injury,
occupational disease, lost days, and
absenteeism, and total number of
work-related fatalities, by region
and by gender
Safety and health (p58)
Operational performance (p120)
Assurance on
lost time injury
frequency rate
(LTIFR), total
injuries and
accidents (TIA) and
silicosis – number
of cases conﬁrmed
Assurance report
G4-LA7
Workers with incidence or risk of
disease related to their occupation
Safety and health (p58) Not applicable
G4-LA8
Health and safety topics covered
in formal agreements with trade
unions
Safety and health (p58) Not applicable
Governing Harmony

216  Harmony Gold Mining Company Limited Integrated Annual Report 2015

SPECIFIC STANDARD DISCLOSURES continued
Disclosures on Management Approach and
Indicators
Section reference
Identiﬁed omissions
and reasons
External
assurance
MATERIAL ASPECT: TRAINING AND EDUCATION
G4-LA9
Average hours of training per year
per employee by gender, and by
employee category
Employees and communities (p76)
Harmony can now
breakdown training
hours
Assurance on
critical skills
training – number
of people trained
Assurance report
G4-LA10   Programs for skills management
and lifelong learning that support
the continued employability of
employees and assist them in
managing career endings
Employees and communities:
Adult education and training (p81)
Transition assistance
programmes
implemented and
assistance provided
to facilitate continued
employability and
management of career
endings
G4-LA11   Percentage of employees receiving
regular performance and career
development reviews, by gender
and by employee category
Employees and communities (p76) Not applicable
MATERIAL ASPECT: DIVERSITY AND EQUAL OPPORTUNITY
G4-LA12   Composition of governance bodies
and breakdown of employees per
employee category according to
gender, age group, minority group
membership, and other indicators
of diversity
Employees and communities (p76)
Harmony only quantiﬁes
the split between
own employees
and contractors in
compliance with the
Employment Equity Act
and Mining Charter
targets. However,
diversity indicators
are closely monitored
against targets by
the social and ethics
committee of the board.
Assurance on
employment equity
in management in
South Africa see
Assurance report
MATERIAL ASPECT: SUPPLIER ASSESSMENT FOR LABOR PRACTICES
G4-LA14   Percentage of new suppliers
that were screened using labour
practices criteria
Employees and communities:
Human rights (p86)
Corporate governance:
Human rights (p181)
Not applicable
G4-LA15   Signiﬁcant actual and potential
negative impacts for labour
practices in the supply chain and
actions taken
Employees and communities:
Procurement (p98)
Not applicable
MATERIAL ASPECT: LABOR PRACTICES GRIEVANCE MECHANISMS
G4-LA16   Number of grievances about
labour practices ﬁled, addressed,
and resolved through formal
grievance mechanisms
Employees and communities:
Labour disputes and strikes (p79)
MM4
Number of strikes and lock-outs
exceeding one week’s duration, by
country
Employees and communities:
Labour disputes and strikes (p78)
GLOBAL REPORTING INITIATIVE INDEX CONTINUED

Harmony Gold Mining Company Limited Integrated Annual Report 2015  217

SPECIFIC STANDARD DISCLOSURES continued
Disclosures on Management Approach and
Indicators
Section reference
Identiﬁed omissions
and reasons
External
assurance
HUMAN RIGHTS
MATERIAL ASPECT: INVESTMENT
G4-HR1
Total number and percentage of
signiﬁcant investment agreements
and contracts that include human
rights clauses or that underwent
human rights screening
Employees and communities:
Human rights (p86)
Corporate governance:
Human rights (p181)
Not applicable
MATERIAL ASPECT: NON-DISCRIMINATION
G4-HR3
Total number of incidents of
discrimination and corrective
actions taken
Employees and communities:
Employment equity (p85)
Corporate governance: Human
rights (p181)
Not applicable
MATERIAL ASPECT: FREEDOM OF ASSOCIATION AND COLLECTIVE BARGAINING
G4-HR4
Operations and suppliers identiﬁed
in which the right to exercise
freedom of association and
collective bargaining may be
violated or at signiﬁcant risk, and
measures taken to support these
rights
Employees and communities:
Freedom of association (p80)
Not applicable
MATERIAL ASPECT: INDIGENOUS RIGHTS
MM5
Total number of operations taking
place in or adjacent to Indigenous
Peoples’ territories, and number
and percentage of operations
or sites where there are formal
agreements with Indigenous
Peoples’ communities
Employees and communities:
Human rights (p86)
This only applies to our Papua New
Guinea operations at present, where
we comply with local legislation,
licence conditions and agreements
with associated communities and
landowners
Not applicable
MATERIAL ASPECT: ASSESSMENT
G4-HR9
Total number and percentage of
operations that have been subject
to human rights reviews or impact
assessments
Corporate governance:
Human rights (p181)
Not applicable
MATERIAL ASPECT: SUPPLIER HUMAN RIGHTS ASSESSMENT
G4-HR10   Percentage of new suppliers that
were screened using human rights
criteria
Corporate governance:
Human rights (p181)
Not applicable
G4-HR11   Signiﬁcant actual and potential
negative human rights impacts in
the supply chain and actions taken
Employees and communities:
Labour disputes and strikes (p79)
Human rights (p86)
Environmental performance:
Engagement with suppliers and
their environmental impacts (p112)
Not applicable
Governing Harmony

218  Harmony Gold Mining Company Limited Integrated Annual Report 2015

SPECIFIC STANDARD DISCLOSURES continued
Disclosures on Management Approach and
Indicators
Section reference
Identiﬁed omissions
and reasons
External
assurance
MATERIAL ASPECT: HUMAN RIGHTS GRIEVANCE MECHANISMS
G4-HR12   Number of grievances about
human rights impacts ﬁled,
addressed, and resolved through
formal grievance mechanisms
Corporate governance:
Human rights (p181)
Not applicable
SOCIETY
MATERIAL ASPECT: LOCAL COMMUNITIES
G4-SO1
Percentage of operations with
implemented local community
engagement, impact assessments,
and development programmes
Employees and communities (p76) Not applicable
G4-SO2
Operations with signiﬁcant actual
or potential negative impacts on
local communities
Operational performance:
Socio-economic investment (p94)
Not applicable
MM6
Number and description of
signiﬁcant disputes relating to
land use, customary rights of
local communities and Indigenous
Peoples
There were no disputes during the
year under review.
MATERIAL ASPECT: ANTI-CORRUPTION
G4-SO3
Total number and percentage
of operations assessed for risks
related to corruption and the
signiﬁcant risks identiﬁed
Corporate governance:
Human rights (p181)
Not applicable
G4-SO4
Communication and training
on anti-corruption policies and
procedures
Corporate governance:
Human rights (p181)
Not applicable
G4-SO5
Conﬁrmed incidents of corruption
and actions taken
Corporate governance:
Code of ethics (p180)
Not applicable
MATERIAL ASPECT: PUBLIC POLICY
G4-SO6
Total value of political
contributions by country and
recipient/beneﬁciary
Corporate governance:
Political donations (p181)
Not applicable
MATERIAL ASPECT: ANTI-COMPETITIVE BEHAVIOR
G4-SO7
Total number of legal actions for
anti-competitive behaviour, anti-
trust, and monopoly practices and
their outcomes
Corporate governance:
Legislative compliance (p179)
Not applicable
MATERIAL ASPECT: COMPLIANCE
G4-SO8
Monetary value of signiﬁcant ﬁnes
and total number of non-monetary
sanctions for non-compliance with
laws and regulations
Environmental performance:
Environmental incidents in FY15
(p112)
Corporate governance:
Legislative compliance (p179)
Not applicable
MATERIAL ASPECT: SUPPLIER ASSESSMENT FOR IMPACTS ON SOCIETY
G4-SO10   Signiﬁcant actual and potential
negative impacts on society in the
supply chain and actions taken
Employees and communities:
Procurement (p98)
Not applicable
GLOBAL REPORTING INITIATIVE INDEX CONTINUED

ADDITIONAL
INFORMATION
ADDITIONAL INFORMATION
Shareholder information
220
Glossary of terms
222
Forward looking statements
230
Directorate and administration
*inside back cover
IBC*
Harmony Gold Mining Company Limited Integrated Annual Report 2015  219

220  Harmony Gold Mining Company Limited Integrated Annual Report 2015
CONTACTS
Investor relations queries
Email: harmonyIR@harmony.co.za
Henrika Ninham
Investor Relations Manager
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 759 1775
Email: henrika@harmony.co.za
General enquiries:
E-mail: corporate@harmony.co.za
Harmony website: www.harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
Email: marian@harmony.co.za
SHAREHOLDER
INFORMATION
STOCK EXCHANGE LISTINGS AND TICKER CODES
Harmony’s primary listing is on the JSE Limited. It is also quoted in the form of American depositary receipts on the New York Stock
Exchange and as international depositary receipts on the Berlin exchange.
Harmony’s ticker codes on these exchanges are as follows:
JSE Limited HAR
New York Stock Exchange Euronext HMY
Berlin Stock Exchange HAM1
SHARE INFORMATION
Sector
Resources
Sub-sector Gold
Nature of business
Harmony Gold Mining Company Limited and its subsidiaries are engaged in underground and open-pit gold mining, exploration and related activities in South Africa and Papua New Guinea.
Issued share capital as at 30 June 2015 436 187 133 shares in issue
Market capitalisation
at 30 June 2015 R6.8 billion or US$560 million
at 30 June 2014 R13.58 billion or US$1.28 billion
Share price statistics – FY15
Johannesburg Stock Exchange: 12 month high R35.50
12 month low R15.59
Closing price as at 30 June 2015 R15.59
New York Stock Exchange: 12 month high US$3.29
12 month low US$1.31
Closing price as at 30 June 2015 US$1.34
Free ﬂoat 100%
ADR ratio 1:1
SHAREHOLDER SPREAD AS AT 30 JUNE 2015
Shareholder spread
Number of
shareholders
% of
shareholders
Number of
shares
% of issued
share capital
Public
8 693
99.89
251 177 613
57.59
Non-public
10
0.11
185 009 520
42.41
Share option scheme
3
0.03
1 087 401
0.25
Holding 10% +
3
0.03
183 569 759
42.09
Directors*
5
0.05
352 360
0.08
Totals
8 703
100.00
436 187 133
100.00
* Held by Frank Abbott, Graham Briggs, Ken Dicks, Mashego Mashego and André Wilkens

Harmony Gold Mining Company Limited Integrated Annual Report 2015  221
GEOGRAPHIC DISTRIBUTION OF SHAREHOLDERS AS AT 30 JUNE 2015
Geographic distribution of shareholders (%)
as at 30 June 2015
48
South Africa
38
United States
9
Rest of Europe
4
United Kingdom
1
Rest of the world
Ownership summary as at 30 June 2015
Rank
Investor
Current combined position
% shares in issue
1
Allan Gray Unit Trust Management Ltd.
64 690 738
14.83
2
African Rainbow Minerals Ltd
63 632 922
14.59
3
Van Eck Global
55 246 099
12.67
4
Public Investment Corp. of South Africa
31 174 528
7.15
5
Retail Brokers (ADR)
22 121 076
5.07
6
Dimensional Fund Advisors, Inc.
13 487 290
3.09
7
Domestic Broker Dealers
11 786 747
2.70
8
The Vanguard Group, Inc.
10 850 897
2.49
9
Universal-Investment GmbH
9 668 294
2.22
10
Renaissance Technologies LLC
6 068 100
1.39
DIVIDEND POLICY
In considering the payment of dividends, the board will, with the assistance of the audit and risk and investment committees, take into account the following:
•
The current ﬁnancial status of the company and the payment of a proposed dividend subject to the successful application of the solvency and liquidity test as set out in section 4 of the Companies Act of 2008
•
The future funding and capital requirements of the company
•
The intention to pay a dividend
DIVIDEND PAID DURING FY15
No dividends were declared during FY15. Harmony’s stated policy is to only pay dividends from proﬁts and not from debt.
SHAREHOLDERS’ DIARY
Financial year-end
30 June
Annual ﬁnancial statements issued
23 October 2015
Form 20-F issued
23 October 2015
Annual general meeting
23 November 2015
Quarterly results presentations FY16:
Quarter 1
5 November 2015
Quarter 2
4 February 2016
Quarter 3
9 May 2016
Quarter 4
17 August 2016
Additional information

222  Harmony Gold Mining Company Limited Integrated Annual Report 2015
GLOSSARY OF
TERMS
Term
Deﬁnition
AET Adult education and training
ADR American depositary receipts
Ag Silver
AMCU Association of Mineworkers and Construction Union
AMD
Acid mine drainage – outﬂow of acidic water formed by mining activity and egress of water following contact with certain types of ore bodies and host rock. Also known as acid rock drainage
ART Antiretroviral therapy
Au Gold
BEE Black economic empowerment
BBBEE Broad-based black economic empowerment
By-products
Any products emanating from the core process of producing gold, including silver and uranium in
South Africa and copper, silver and molybdenum in Papua New Guinea
Capital
expenditure
(capex)
Expenditure on tangible assets – includes on-going and project capital. In particular, capex includes spending on on-going development, abnormal expenditure, shaft projects and major projects, and covers both sustaining and growing operations
Carbon-in-leach
(CIL)
Gold is leached from a slurry of gold ore with cyanide in agitated tanks and adsorbed on to carbon granules in the same circuit. Granules are separated from the slurry and treated to remove gold
Carbon-in-pulp
(CIP)
Gold is leached conventionally from a slurry of gold ore with cyanide in agitated tanks. The leached slurry passes into the CIP circuit where carbon granules are mixed with the slurry and gold is adsorbed onto the carbon. Granules are separated from the slurry and treated to remove gold
Cash costs
Total cash costs include site costs for all mining, processing and administration, reduced by contributions from by-products and include royalties and production taxes. Depreciation, rehabilitation, corporate administration, retrenchment, capital and exploration costs are excluded. Total cash costs per ounce are attributable total cash costs divided by attributable ounces of gold produced
CDP
Carbon Disclosure Project – an independent not-for-proﬁt organisation that acts as an intermediary between shareholders and corporations on all climate change-related issues, providing primary climate change data from the world’s largest corporations to the global marketplace
CEO Chief executive ofﬁcer
CO
2
emissions Total CO
2
emissions calculated from direct emissions generated from petrol and diesel consumption and indirect emissions generated from electricity consumption (expressed in tonnes)
1
Critical skills
training – number
of people trained
in FY15
The following disciplines are deﬁned as core skills:
•
Mining
•
Engineering
•
Ore reserves
•
Metallurgy
The critical skills within these disciplines are:
•
Mining – general manager; mine manager; mining manager
•
Engineering – engineers; junior engineers
•
Ore reserves – ore reserve management; HOD – geology, survey and planning; section geologist/
senior geologist; section surveyor/mine surveyor/senior shaft surveyor; section geostatistician/senior geostatistician (geological technician); section planner/senior planner; surveyors/geotechs
•
Metallurgy – plant manager; senior metallurgist
CSI/R Corporate social investment/responsibility
1
Deﬁnitions applied to the Selected Sustainability Indicators assured by the independent auditors

Harmony Gold Mining Company Limited Integrated Annual Report 2015  223
Term
Deﬁnition
Cu Copper
Cut-off grade Minimum grade at which a unit of ore will be mined to achieve the desired economic outcome
Cyanide Code
International management code for manufacture, transport and use of cyanide in producing gold. The aim is to promote responsible management of cyanide used in gold mining; to protect human health and reduce potential for environmental impacts
Depletion Decrease in quantity of ore in a deposit or property due to extraction or production
Development Process of accessing an ore body through shafts or tunnelling in underground mining
Discontinued
operation
A component of an entity that has been disposed of or abandoned or classiﬁed as held for sale until conditions precedent to the sale have been fulﬁlled
DMR Department of Mineral Resources, South Africa
DOTS Directly observed therapy short-course
DSM Demand-side management
DTI Department of Trade and Industry
EBIT Earnings before interest and tax
1
Electricity
purchased (kWh)
Electricity purchased from the supplier during the reporting period. This includes all electricity purchased by source (fossil fuel, nuclear, hydroelectric, wind, solar, etc). It excludes electricity generated by the operation itself and electricity supplied to third parties such as mine hostels/accommodation where cost is recovered from employees, communities and businesses
EMP/S Environmental management programme/system
EMPR Environmental management programme report
Employment equity
in management in
South Africa (%)
Employment equity is reported as a number and percentage of the total number of historically disadvantaged South Africans employed per band.
For historically disadvantaged South Africans we refer to: black people (African, coloured and Indian males and females) and white women. White males and foreigners (including those naturalised after the
DTI code date on March 1994) are excluded
Employment equity is measured in the bands C, D, E and F, where:
•
Top management (F band)
•
Senior management (E band)
•
Professionally qualiﬁed and experienced specialists/middle management (D band)
•
Skilled technical and academic qualiﬁed/junior management/supervisors/foremen/superintendents
(C band)
•
Core and critical (C-E management levels in core disciplines)
Energy
consumption
Energy use calculated from electricity purchased and diesel and petrol consumed during the reporting period
ERP Enterprise resource planning
ESOP Employee share ownership scheme
ETFs Exchange traded funds
Exco Executive committee
1
Deﬁnitions applied to the Selected Sustainability Indicators assured by the independent auditors
Additional information

224  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Term
Deﬁnition
FIFR Fatal injury frequency rate
A work-related injury which results in loss of life
The calculation for the fatality injury frequency rate (FIFR): Actual fatal injuries x 1 000 000/hours worked
The calculation for hours: Actual shifts worked x 9 (this is throughout Harmony for consistency to assume every person works nine hours per shift)
FOG Fall of ground
FOGIFR Fall-of-ground injury frequency rate
Any work-related fall-of-ground injury that calls for medication, treatment, medical checks and reviews, irrespective of time lost or not
The calculation for FOGIFR: Actual fall of ground injuries x 1 000 000/hours worked
The calculation for hours: Actual shifts worked x 9 (this is throughout Harmony for consistency to assume every person works nine hours)
FSC Forest Stewardship Council
g/TEC Grams per total employee costed
GHG
Greenhouse gas – a gas that contributes to the greenhouse effect by absorbing infrared radiation, such as carbon dioxide and chloroﬂuorocarbons (CFCs)
Gold produced Reﬁned gold derived from the mining process, measured in ounces or kilograms in saleable form
Grade
Quantity of gold contained in a unit weight of gold-bearing material, generally expressed in ounces per short ton of ore (oz/t), or grams per metric tonne (g/t)
GRI Global Reporting Initiative
GWh Gigawatt hours
HDSAs
Historically disadvantaged South Africans – all people and groups discriminated against on the basis of race, gender and disability as per the Mineral and Petroleum Resources Development Act (No 28 of
2002) and the Mining Charter deﬁnitions
HIV Human immunodeﬁciency virus
HIV/Aids Human immunodeﬁciency virus or acquired immunodeﬁciency syndrome
Housing and
living conditions:
1
a) conversion
of operational
hostels from
sharing to single
occupancy rooms
The number of employees who share a room in Harmony’s company accommodation at active mining operations, and the number of employees who have single rooms in Harmony’s company accommodation at active mining operations. This is calculated by comparing the total physical hostel design capacity (room numbers) versus the total number of hostel occupants. This gives the total average occupancy rate per hostel. An average of greater than one person for an active mining operation conﬁrms that the occupant is sharing accommodation
b) Conversion of
non-operational
hostels from
single-sex units
to family units
known as
community rental
units (CRU)
The number of family units is determined by the architectural design of the new structure, designed to create community rental units for both Harmony employees and members of the public
c) Promoting
home ownership
Company houses sold to individual employees at special prices and other housing development initiatives being promoted or facilitated by Harmony
GLOSSARY OF TERMS CONTINUED
1
Deﬁnitions applied to the Selected Sustainability Indicators assured by the independent auditors

Harmony Gold Mining Company Limited Integrated Annual Report 2015  225
Term
Deﬁnition
HR Human resources
ICMM International Council on Mining and Metals
ICT/IT Information and communication technology/information technology
IFRS International Financial Reporting Standards
IIRC International Integrated Reporting Council
Indicated mineral
resource
Part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of conﬁdence. It is based on exploration, sampling and testing information using appropriate techniques from outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to conﬁrm geological and/or grade continuity but close enough for continuity to be assumed
Inferred mineral
resource
Part of a mineral resource for which tonnage, grade resource and mineral content can be estimated with a low level of conﬁdence. It is inferred from geological evidence and assumed but not veriﬁed geological and/or grade continuity. It is based on information gathered through appropriate techniques from outcrops, trenches, pits, workings and drill holes that may be limited or of uncertain quality and reliability
Interest cover Earinings before interest and tax divided by ﬁnance costs and unwinding of obligations
IRCA International Register of Certiﬁcated Auditors
ISO International Organisation for Standardization
ISO 9000 International Standards Organization’s family of standards for quality management systems
ISO 9001
The only standard within the ISO 9000 family against which a company can be certiﬁed against. It is the standard that deﬁnes the requirements of having a Quality Management System
ISO 14001
Published in 1996 by the International Organisation for Environmental Standardisation, it speciﬁes actual requirements for an environmental management system
ISO 50001
This standard speciﬁes the requirements for establishing, implementing, maintaining and improving an energy management system so as to achieve continually improving energy performance, including energy efﬁciency, energy use and consumption
IUCN International Union for Conservation of Nature and Natural Resources
JMS Joint Metallurgical Services
JORC Australian Code for Reporting Exploration Results, Mineral Resources and Mineral Reserves
JSE JSE Limited (Johannesburg Stock Exchange)
Kina Papua New Guinea currency
King III King Report on Governance for South Africa, published in 2009 kg Kilograms
KPIs Key performance indicators
Land disturbed
and land available
for rehabilitation
(ha)
Total land footprint disturbed less the land footprint used for on-going or future mining activities, where the footprint of disturbed area includes all buildings, roads and mining area that needs to be rehabilitated according to the Environmental Management Programme Report (EMPR); the area rehabilitated meets the required standard of the EMPR, ﬁnal land use plans and only maintenance and monitoring is needed; and the land available for rehabilitation is the area used for on-going or future mining activities
LED Local economic development
Additional information
1
Deﬁnitions applied to the Selected Sustainability Indicators assured by the independent auditors

226  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Term
Deﬁnition
1
Local economic
development
(LED) spend/
community spend
(South African
rands)
Local economic development project spend linked to the licence of each mine.
The following categories qualify as LED spend:
•
bursary students
•
bursary graduates
•
training bridging school
•
training mining
•
training engineering
•
costs related to:
•   mine community projects
• labour-sending area; projects in community that is not for mine employees; and
• conversion of hostel into family units
•
Procurement spend related to:
• contractor compliance; and
• BEE procurement
•
corporate social responsibility
LOM
Life of mine: the number of years an operation is scheduled to mine and treat ore, based on the current mine plan
LPG Liqueﬁed petroleum gas
1
LTIFR
Lost-time injury frequency rate: a lost-time injury is a work-related injury that calls for medication, treatment, medical checks, reviews and subsequent days off work. This injury or illness incapacitates injured employees from performing their normal occupation on the next scheduled work day or shift.
The calculation for the lost-time injury frequency rate (LTIFR):
Actual lost-time injuries x 1 000 000/hours worked
The calculation for hours: Actual shifts worked x 9
(this is throughout Harmony for consistency to assume every person works nine hours)
m²/TEC Square metres per total employee costed
MBoD Medical Bureau of Occupational Diseases
MDR TB Multidrug-resistant tuberculosis
Measured mineral
resource
Part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of conﬁdence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from outcrops, trenches, pits, workings and drill holes. Locations are spaced closely enough to conﬁrm geological and grade continuity
MHSC Mine Health and Safety Council
MHSA
Mine Health and Safety Act
(No 29 of 1996)
Mine call factor
The ratio, expressed as a percentage, of the total quantity of recovered and unrecovered mineral product after processing with the amount estimated in the ore based on sampling
Mineral resource
A concentration or occurrence of material of intrinsic economic interest in/on the earth’s crust in such form, quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from speciﬁc geological evidence and knowledge. Mineral resources are sub-
divided, in order of increasing geological conﬁdence, into inferred, indicated and measured categories
GLOSSARY OF TERMS CONTINUED
1
Deﬁnitions applied to the Selected Sustainability Indicators assured by the independent auditors

Harmony Gold Mining Company Limited Integrated Annual Report 2015  227
Term
Deﬁnition
Mining Charter
Broad-based social-economic empowerment charter for the South African mining industry. The goal is to create an industry that reﬂects the promise of a non-racial South Africa
MMJV Morobe Mining Joint Ventures
Mo Molybdenum
MOSH Mining Industry Occupational Safety and Health
Moz Million ounces
MPRDA Mineral and Petroleum Resources Development Act (No 28 of 2002)
MQA
Mining Qualiﬁcations Authority, a sector education training authority for the mining and minerals sector facilitating human resources development
MW Megawatt
MWh Megawatt hour
NEMA National Environmental Management Act
NERSA National Energy Regulator of South Africa
NGO Non-governmental organisation
NIHL
Noise-induced hearing loss reported as the number of new cases identiﬁed and submitted for compensation during the reporting period
NNR National Nuclear Regulator
NQF National Qualiﬁcations Framework
NUM National Union of Mineworkers
NWA National Water Act
NYSE New York Stock Exchange
OHSAS 18001 Occupational health and safety assessment speciﬁcation
On-going capital
Capital expenditure to maintain existing production assets. This includes replacement of vehicles, plant and machinery, ore reserve development and capital expenditure related to safety, health and the environment
Operating margin Revenue less production costs expressed as a percentage of revenue
Pay limit
The grade of a unit of ore at which revenue from the recovered mineral content of the ore is equal to the total cash cost, including ore reserve development and stay-in-business capital. This grade is expressed as an in-situ value in grams per tonne or ounces per short ton (before dilution and mineral losses)
PNG Papua New Guinea
1
Preferential
procurement –
BEE total spend
(ZAR)
Procurement spend collected from the Harmony enterprise resource planning system’s payment register, which is only the discretionary spend value spent with suppliers that hold a valid black economic empowerment certiﬁcate, and comply with the minimum historically disadvantaged South Africans ownership of 25%, or more. The reporting period for this key performance indicator is 26 June 2014 to 25 June 2015, and reports the spend throughout the reporting period regardless of invoice date.
Reporting is aligned with the requirement of the revised Mining Charter of September 2010
Additional information
1
Deﬁnitions applied to the Selected Sustainability Indicators assured by the independent auditors

228  Harmony Gold Mining Company Limited Integrated Annual Report 2015
Term
Deﬁnition
Probable mineral
reserve
Economically mineable part of an indicated, and in some cases, a measured mineral resource. It includes diluting materials and allowances for losses that may occur when the material is mined.
Appropriate assessments and studies have been carried out, and include consideration of and modiﬁcation by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justiﬁed
Productivity
An expression of labour productivity based on the ratio of grams of gold produced per month to the total number of employees in underground mining operations
Project capital
Capital expenditure to either bring a new operation into production; to materially increase production capacity; or to materially extend the productive life of an asset
Proved reserve
Economically mineable part of a measured mineral resource. It includes diluting materials and allowances for losses that may occur when the material is mined. Appropriate assessments and studies have been carried out, and include consideration of and modiﬁcation by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justiﬁed
Reclamation
In South Africa, reclamation describes the process of reclaiming slimes (tailings) dumps using high-
pressure water cannons to form a slurry that is pumped back to metallurgical plants for processing
Reef
A gold-bearing sedimentary horizon, normally a conglomerate band that may contain economic levels of gold
REFIT Renewable energy feed-in tariff
SAMREC South African Code for Reporting Exploration Results, Mineral Resources and Mineral Reserves
SANS South African national standard
1
Scope 1 carbon
emissions (tCO2e)
Direct combustion of fuel by the Harmony Group (explosives, diesel and petrol)
1
Scope 2 carbon
emissions (tCO2e)
Scope 2 emissions calculated from electricity purchased (from the power utility excluding use by third parties) multiplied by the appropriate factor as indicated by the electricity supplier
1
Scope 3 carbon
emissions (tCO2e)
Indirect combustion by the Harmony group in line with Scope 3 emissions in the following categories, as indicated by the greenhouse gas Protocol:
•
Purchased goods and services
•
Capital goods
•
Fuel and Energy related emissions not included in Scopes 1 and 2
•
Upstream transportation and distribution
•
Waste generated in operations
•
Business travel
•
Employee commuting
•
Upstream leased assets
•
Downstream transportation and distribution
•
Processing of sold products
•
Use of sold products
•
Downstream leased assets
•
Franchises
•
End of life treatment and
•
Investments
GLOSSARY OF TERMS CONTINUED
1
Deﬁnitions applied to the Selected Sustainability Indicators assured by the independent auditors

Harmony Gold Mining Company Limited Integrated Annual Report 2015  229
Term
Deﬁnition
1
Silicosis –
number of new
cases certiﬁed in
FY15
The number of cases of pure silicosis conﬁrmed by the Medical Bureau of Occupational Diseases in FY15, which includes all cases that have been received by Harmony as conﬁrmed during FY15, regardless of the date of the Medical Bureau of Occupational Diseases letter. Cases where other conditions are present, speciﬁcally tuberculosis, are not included in this number
SLPs
Social and labour plans aimed at promoting employment and advancing the social and economic welfare of all South Africans while ensuring economic growth and socio-economic development as stipulated in the MPRDA
SMMEs Small, medium and micro enterprises
SOX Sarbanes-Oxley
Tailings
Finely ground rock of low residual value from which valuable minerals have been extracted. Discarded tailings stored in dam facilities
1
Total injuries
and accidents
(TIA)
All work-related injuries. This category is the sum of all dressing cases and lost-time injuries.
Dressing cases: a work-related injury that calls for medication, treatment or medical check that is normally administered by a healthcare professional. A dressing case does not result in lost-time from work beyond the date of injury
Tuberculosis –
number of cases
conﬁrmed in
FY15
Tuberculosis (TB). The number of cases of pure tuberculosis conﬁrmed by the Medical Bureau of
Occupational Diseases in FY15, which includes all cases that have been received by Harmony as conﬁrmed during FY13, regardless of the date of the Medical Bureau of Occupational Diseases letter.
Cases where other conditions are present, speciﬁcally silicosis, are not included in this number
Tonne/ton (t) Metric = 1 000 kilograms / Imperial = 2 000 pounds (1 016 kilograms)
TSF Tailings storage facility
UASA United Association of South Africa
US United States
U3O8
Uranium oxide
US$ United States dollar
1
Volumes of
mineral waste
disposed (tonnes)
Mineral waste consists of waste rock and slimes/tailings. Waste rock refers to the amount of waste rock produced and/or hoisted to surface, and placed on a waste rock disposal site during the reporting month. Slimes/tailings refers to the total amount of slimes/tailings produced by the processing plant during the reporting month
Waste Material with insufﬁcient mineralisation for future treatment and discarded
1
Water used for
primary activity
(kilolitres)
The total make-up or new water drawn into the boundaries of the operation from all sources
(including surface water, groundwater and municipal water supply or water utilities) for use for mining and processing-related activities including use by contractors. This deﬁnition excludes: internally recycled water, affected ﬁssure water, water discharged to receiving environment and supply to third parties such as communities and businesses
Weighted
average number
of ordinary shares
Number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, weighted on a time basis for the period in which they have participated in the income of the company, and increased by share options that are virtually certain to be exercised
WHO World Health Organization
Yield
Amount of valuable mineral or metal recovered from each unit mass of ore expressed as ounces per short ton or grams per metric tonne
1
Deﬁnitions applied to the Selected Sustainability Indicators assured by the independent auditors
Additional information

230  Harmony Gold Mining Company Limited Integrated Annual Report 2015
FORWARD-LOOKING
STATEMENTS
PRIVATE SECURITIES LITIGATION REFORM ACT
Safe Harbour Statement
This report contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Securities
Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, with respect to our ﬁnancial condition, results of operations, business strategies, operating efﬁciencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These include all statements other than statements of historical fact, including, without limitation, any statements preceded by, followed by, or that include the words
“targets”, “believes”, “expects”, “aims” “intends” “will”, “may”, “anticipates”, “would”, “should”, “could”, “estimates”,
“forecast”, “predict”, “continue” or similar expressions or the negative thereof.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues and income, wherever they may occur in this report and the exhibits to this report, are essentially estimates reﬂecting the best judgment of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere, estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices, estimates of future gold and other metals production and sales, estimates of future cash costs, estimates of future cash ﬂows, and the sensitivity of cash ﬂows to the gold and other metals prices, statements regarding future debt repayments, estimates of future capital expenditures, the success of our business strategy, development activities and other initiatives, estimates of reserves statements regarding future exploration results and the replacement of reserves, the ability to achieve anticipated efﬁciencies and other cost savings in connection with past and future acquisitions, ﬂuctuations in the market price of gold, the occurrence of hazards associated with underground and surface gold mining, the occurrence of labour disruptions, power cost increases as well as power stoppages, ﬂuctuations and usage constraints, supply chain shortages and increases in the prices of production imports, availability, terms and deployment of capital, changes in government regulation, particularly mining rights and environmental regulation, ﬂuctuations in exchange rates, the adequacy of the Group’s insurance coverage and socio-
economic or political instability in South Africa, Papua New Guinea and other countries in which we operate.

For a more detailed discussion of such risks and other factors (such as availability of credit or other sources of ﬁnancing), see the Company’s latest Annual Report on Form 20-F which is on ﬁle with the Securities and Exchange Commission, as well as the
Company’s other Securities and Exchange Commission ﬁlings. The Company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reﬂect events or circumstances after the date of this report or to reﬂect the occurrence of unanticipated events, except as required by law.

DIRECTORATE AND
ADMINISTRATION
HARMONY GOLD MINING
COMPANY LIMITED
Harmony Gold Mining Company Limited
was incorporated and registered as a
public company in South Africa on
25 August 1950
Registration number: 1950/038232/06
Corporate ofﬁce
Randfontein Ofﬁce Park
PO Box 2, Randfontein, 1760
South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
Telephone: +27 11 411 2000
Website: www.harmony.co.za
DIRECTORS
PT Motsepe* (chairman)
FFT De Buck*^ (lead independent director)
M Motloba*^ (deputy chairman)
GP Briggs (chief executive ofﬁcer)
F Abbott (ﬁnancial director)
JA Chissano*
1
^
KV Dicks*^
Dr DSS Lushaba*^
C Markus*^
HE Mashego**
M Msimang*^
KT Nondumo*^
VP Pillay*^
JL Wetton*^
AJ Wilkens*
* Non-executive
** Executive
^ Independent
1
Mozambican
INVESTOR RELATIONS
E-mail: harmonyIR@harmony.co.za
Henrika Ninham
Investor Relations Manager
Telephone: +27 11 411 2314
Fax: +27 11 692 3879
Mobile: +27 82 759 1775
E-mail: henrika@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor
Relations
Telephone: +27 11 411 2037
Fax: +27 86 614 0999
Mobile: +27 82 888 1242
E-mail: marian@harmony.co.za
COMPANY SECRETARY
Riana Bisschoff
Telephone: +27 11 411 6020
Fax: +27 11 696 9734
Mobile: +27 83 629 4706
E-mail: riana.bisschoff@harmony.co.za
TRANSFER SECRETARIES
Link Market Services South Africa
(Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House,
Ameshoff Street, Braamfontein
PO Box 4844
Johannesburg, 2000
South Africa
Telephone: +27 86 154 6572
E-mail: info@linkmarketservices.co.za
Fax: +27 86 674 2450
ADR* DEPOSITARY
Deutsche Bank Trust Company
Americas c/o American Stock
Transfer and Trust Company
Peck Slip Station
PO Box 2050
New York, NY 10272-2050
E-mail queries: db@amstock.com
Toll free: +1-800-937-5449
Int: +1-718-921-8137
Fax: +1-718-921-8334
*ADR: American Depository Receipts
SPONSOR
JP Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone: +27 11 507 0300
Fax: +27 11 507 0503
TRADING SYMBOLS
JSE Limited: HAR
New York Stock Exchange, Inc.: HMY
Berlin Stock Exchange: HAM1
ISIN: ZAE 000015228
8467/15

www.harmony.co.za

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: October 23, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director